**División Papel, Imprimir, Escribir, Embalar:** Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:** Teléfonos: (0243) 2
**División Conversión**
**Sacos:** Teléfonos: (0243) 24
**Bolsas:** Teléfonos: (0243) 24
**Resmas, Resmillas, Formas Continuas:** 2401095 - 2401190
392480
s y de Oficina
01255 - 2401376 -
A
74910 - 2401380

06018921

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas November 29th 2006



**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington DC 20549**
**U.S.A.**

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.



Very truly yours,

**Leticia Level G.**
**Corporate Planning Manager**
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45





# PROSPECTO

## MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

**www.manpa.com.ve**

| | |
|---|---|
| Capital Autorizado: | Bs. 45.880.188.480,oo |
| Capital Suscrito: | Bs. 22.940.094.240,oo |
| Capital Pagado: | Bs. 22.940.094.240,oo |



## EMISION DE PAPELES COMERCIALES AL PORTADOR

## MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

**QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo)**

| | |
|---|---|
| **CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.** | **Categoría "X" Subcategoría "X"** |
| **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A** | **Categoría "X"Subcategoría " X"** |
| **CLASIFICADORES ASOCIADOS S&S, C.A** | **Categoría "X"Subcategoría " X"** |

**VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL**

**REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES**

## EMISION: 2006 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 21 de Abril de 2.006, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 03 de mayo de 2.006, Nº 26, Tomo 57-A-Pro, y aprobada por la Junta Directiva según Acta No. 947 de fecha 30 de junio de 2006.

**CERTIFICACION DE LA COMISION NACIONAL DE VALORES:**

**"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".**

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº XXXXXXX del XXXXXXXXXXX y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

## 1. INFORMACION BASICA SOBRE LA EMISION

### 1.1 Tipo de Documento:

Papeles Comerciales al Portador

### 1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes, contados a partir de la fecha de la autorización otorgada por la Comisión Nacional de Valores.

### 1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de QUINCE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 15.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

### 1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

**1.5 Precio al Público:**

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

**1.6 Colocación:**

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

**1.7 Intereses o Rendimiento:**

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

**1.8 Custodia de los Títulos:**

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

**1.9 Representante Común de los Tenedores de Papeles Comerciales:**

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 30 de junio de 2.006, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el xxxxxxxxxxxxxxxxxxxxxx.

**1.10 Mercado Secundario:**

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

**1.11 Pago de los Títulos:**

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

**1.12 Uso de los Fondos:**

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán cien por ciento (100 %) a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

### 1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se presenta un resumen de los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

**- CLAVE, SOCIEDAD CALIFICADORA DE RIESGO C.A.**
"La Junta Calificadora le otorga a la presente emisión la categoría X, sub- categoría X"
Esta calificación se fundamenta en: XXXXXXX

**- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO S.A.**
"La Junta Calificadora le otorga a la presente emisión la categoría X, sub- categoría X"
Esta calificación se fundamenta en: XXXXXXX

**- CLASIFICADORES ASOCIADOS S&S,C.A**
"La Junta Calificadora le otorga a la presente emisión la categoría X, sub- categoría X "
Esta calificación se fundamenta en: XXXXX

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

## 2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

### 2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

### *Objeto Social*

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

### Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

***Oficinas de Caracas:***

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

***Plantas:***

**División Molino I.E.E. y División F.C.R.R:**

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

**División Molino Higiénico:**

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

**División Bolsas, División Sacos y División Productos Escolares y de Oficina:**

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

## 2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

## 2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 21 de Abril de 2.006.

***Directores Principales:***

**CARLOS DELFINO T. - Presidente de la Junta Directiva**

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

**JUAN CARLOS CARPIO DELFINO - Director Principal**

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A., Presidente del Consorcio Latinoamericano y del Caribe para el Desarrollo e Investigación de la Yuca (CLAYUCA) y Miembro de la Junta Nacional de la Yuca.

**ALFREDO EDUARDO TRAVIESO PASSIOS - Director Principal**

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

**GUSTAVO GOMEZ RUIZ – Director Principal**

Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex–Arquitecto de la División de Arquitectura de Técnica Constructora, Ex–Director del Banco Hipotecario del Centro, Ex–Director de la Sociedad Financiera Mercantil, Ex–Director Principal del Banco Caracas, Ex–Director de Banco Bolívar y Ex–Director de Dragados y Construcciones de Venezuela.

**ARNALDO AÑEZ DELFINO - Director Principal**

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

**ELENA DELFINO P.- Director Principal**

Abogado, Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.

**ALICIA MARIELA PAPARONI M. - Director Principal**

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

**CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva**
Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

**NELSON ISAMIT – Director Principal**
Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

**CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva**
Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

**JULIO BUSTAMANTE - Director Principal**
Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

***Directores Suplentes:***

**ALBERTO DELFINO T - Director Suplente**
Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

**RICARDO DELFINO M - Director Suplente**

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

**ARMANDO MARTINEZ M. – Director Suplente**

Ingeniero Civil, Master Operations Research- Cornell, Master Decisions Analisys-Stanford, PHD Enginering Management-Stanford, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A. y de empresas industriales.

**GUILLERMO SALAS DELFINO - Director Suplente**

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

**MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente**

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar, miembro activo de la Cámara Nacional Inmobiliaria.

**CARLOS SOTO RIVERA - Director Suplente**

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

**ALEJANDRO DELFINO T - Director Suplente**

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de

Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**FERNANDO PAPARONI M - Director Suplente**

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

**FERNANDO MICALE S. – Director Suplente**

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

**GUSTAVO PAPARONI SÁNCHEZ- Director Suplente**

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

**ANGEL JESUS RAMIREZ ORTIZ- Director Suplente**

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de

Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

***Personal Ejecutivo:***

**ALEJANDRO DELFINO T- Presidente Ejecutivo.**
Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.**
Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

**EGBERT DITTMER- Vicepresidente División Higiénicos.**
Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

**ENRIQUE LARRAZABAL-Vicepresidente de Tecnología y Logística**
Ingeniero Mecánico, MSA en Administración de Empresas, Representante por la Cámara de Industriales de Estado Aragua ante el CEDEA, Presidente del Comité Organizador de las VI Jornadas de Ingeniería y Mantenimiento de la Industria Papelera Venezolana por la Asociación Venezolana por la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP), Gerente de Proyecto para la instalación de la máquina No 8 en la División de Higiénicos.

**RICARDO VOLPE – Vicepresidente Legal**

Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

**EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión**

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

## 2.4 Comisarios y Auditores Externos:

Comisarios Principales:

| | |
|---|---|
| JACOBO COHEN | C. Adm. Nº 12.915 |
| CLAUDIA VALENCIA | C. Adm. Nº 35.909 |

Comisarios Suplentes:

| | |
|---|---|
| JACQUELINE SUBERO | C. Adm. Nº 11.437 |
| ISABEL QUINTERO | C. P. C. Nº 15.197 |

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

**2.5 Principales Accionistas:**

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Al 30 de Junio de 2006.

| Accionistas | Participación |
|---|---|
| Natscumco (J-303087116) | 34,95% |
| Claridge, L.T.D.(J-303120792) | 15,26% |
| Milanasa, Corp.(J-308476072) | 7,39% |
| Brown Brothers Harriman & Co.(J-30885844) | 6,10% |
| C.V.V. Caja Venezolana de Valores(J-300187934)(*) | 5,62% |
| Inversiones 85735, LTD(J-306225129) | 4,42% |
| Fundación Carlos Delfino(J-00163956-0) | 4,38% |
| Otros (**) | 21,88% |
| TOTAL | 100,00% |

**(*) La C.V.V no es accionista, el porcentaje (%) que posee representa la totalidad de las subcuentas de los accionistas.**

**(**) Accionistas que individualmente poseen menos de 4%.**

**2.6 Compañías Filiales y Afiliadas:**

| | |
|---|---|
| Nombre de la Empresa: | VENCARIBBEAN PAPER PRODUCTS, LTD. |
| Fecha de Constitución: | 04 de Junio de 1.996 |
| Ubicación: | Aranguez, Trinidad, W.I. |
| Capital Suscrito y Pagado: | TT$ 50.000,oo |
| Participación: | 100% |
| Actividad: | Conversión y comercialización de Papel Higiénico. |

SIMCO

| | |
|---|---|
| Nombre de la Empresa: | SIMCO RECYCLING CORPORATION. |
| Fecha de Constitución: | 31 de Julio de 1.981 |
| Fecha de Adquisición: | 17 de Mayo de 1.996 |
| Ubicación: | Miami, Florida |
| Capital Suscrito y Pagado: | US$ 5.000,oo |
| Participación: | 50% |
| Actividad: | Recolección y procesamiento de Fibra Secundaria. |

MANPA

| | |
|---|---|
| Nombre de la Empresa: | MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A. |
| Fecha de Constitución: | 14 de Agosto de 1.998 |
| Ubicación: | San José, Costa Rica. |
| Capital Suscrito y Pagado: | US$ 3.547.268,00 |
| Participación: | 50,00% |
| Actividad: | Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios. |

## 2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares

(Bs. 11.470.047.120,00), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,00), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,00.

### 2.8 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países





integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,00.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).





En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

## 2.9 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y

Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A.:

| | Año 2005 | Año 2004 |
|---|---|---|
| HIGIENICOS | 39,02% | 38,40% |
| ENVASES – EMBALAJES (1) | 44,04% | 47,15% |
| IMPRIMIR – ESCRIBIR (1) | 33,88% | 50,87% |

**(1) Incluye Importaciones**
**FUENTE: Datos Information Resources y Cálculos Propios**

## 2.10 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

## 2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

| Año | Variación Bs. | Capital Bs. | Origen | Datos de Registro Fecha | Nº | Tomo |
|---|---|---|---|---|---|---|
| 1950 | 0 | 3,500,000 | Aporte Inicial | 31/03/50 | 379 | 1 - B |
| 1959 | 3,500,000 | 7,000,000 | Capitalización de Utilidades | 27/02/59 | 50 | 6 - B |
| 1959 | 18,000,000 | 25,000,000 | Aporte de Capital | 15/09/59 | 33 | 31 - A |
| 1963 | 10,000,000 | 35,000,000 | Capitalización de Utilidades | 14/04/61 | 83 | 5 – A |
| 1965 | 10,000,000 | 45,000,000 | Capitalización de Utilidades | 23/09/65 | 23 | 43 – A |
| 1974 | 30,000,000 | 75,000,000 | Capitalización de Utilidades | 29/09/70 | 54 | 104 – A |
| 1976 | 25,000,000 | 100,000,000 | Capitalización de Utilidades | 10/12/76 | 112 | 102 – A |
| 1981 | 40,000,000 | 140,000,000 | Capitalización de Utilidades | 17/04/78 | 18 | 57 – A |
| 1984 | 35,000,000 | 175,000,000 | Capitalización de Utilidades | 15/05/81 | 145 | 42 – A |
| 1985 | 75,000,000 | 250,000,000 | Capitalización de Utilidades | 10/06/83 | 121 | 58 – A |
| 1987 | 125,000,000 | 375,000,000 | Capitalización de Utilidades | 3/06/83 | 28 | 114 – A |
| 1988 | 125,000,000 | 500,000,000 | Capitalización de Utilidades | 18/09/87 | 56 | 76 – A |
| 1989 | 100,000,000 | 600,000,000 | Capitalización de Utilidades | 9/01/90 | 32 | 23 – A |
| 1991 | 400,000,000 | 1,000,000,000 | Capitalización de Utilidades | 1/02/91 | 69 | 43 – A |
| 1992 | 700,000,000 | 1,700,000,000 | Capitalización de Utilidades | 4/05/92 | 31 | 52 – A |
| 1992 | 743,750,000 | 2,443,750,000 | Capitalización de Utilidades | 10/08/92 | 5 | 33 - A Pro |
| 1992 | 964.548.000 | 3.408.298.000 | Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay. | 08/02/93 | 33 | 43 - A Pro |
| 1993 | 30.000.000 | 3.438.298.000 | Aumento de Capital Suscrito y Pagado por Vencred, S.A. | 28/07/93 | 47 | 43-A Pro |
| 1994 | 37.416.700 | 3.475.714.700 | Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento. | 17/03/94 | 15 | 65-A Pro |
| 1994 | 6.203.400 | 3.481.918.100 | Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc. | 17/05/94 | 21 | 59-A Pro |
| 199 | 1.743.559.100 | 5.230.677.200 | Capitalización de Utilidades | 22/08/94 | 15 | 56-A-Pro |
| 1994 | 0 | 5.230.677.200 | Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción | 18/10/94 | 57 | 117-A-Pro |
| 1995 | 231.250.000 | 5.461.927.200 | Oferta Publica de Acciones según resolución de la Comisión Nacional Valores | 07/04/95 | 27 | 98-A-Pro |
| 1995 | 2.184.770.880 | 7.646.698.080 | Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción. | 29/08/95 | 60 | 269-A-Pro |
| 1996 | 3.823.349.040 | 11.470.047.120 | Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380. | 21/05/96 | 10 | 125-A-Pro |
| 1996 | 11.470.047.120 | 22.940.094.240 | Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción. | 27/12/96 | 15 | 361-A-Pro |

**Fuente:** MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

**3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2005 y 2004.**

# Deloitte.

**Lara Marambio & Asociados**
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

## DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
**Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y de los estados conexos consolidados de resultados y de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, en bolívares y según Normas Internacionales de Información Financiera (NIIF). Estos estados financieros consolidados fueron preparados por, y son responsabilidad de, la gerencia de la Compañía. Nuestra responsabilidad es expresar una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera (NIIF).

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV). Conforme con lo exigido en la NIIF 1, los estados financieros consolidados y sus notas explicativas del año 2004, previamente reportados en nuestro informe de fecha 14 de febrero de 2005, fueron reestructurados para adecuarlos a la misma base utilizada para reportar el año 2005.

**LARA MARAMBIO & ASOCIADOS**

Henry M. Sardo
Contador Público
CPC Nº 10.171
CNV Nº S–796

Venezuela, 24 de febrero de 2006

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCES GENERALES CONSOLIDADOS**
**31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004**
**(Expresados en miles de bolívares)**

| | NOTAS | 2005 | 2004 |
|---|---|---|---|
| **ACTIVO** | | | |
| ACTIVO NO CORRIENTE: | | | |
| Propiedades, planta y equipo - neto | 2 | 432.900.402 | 444.876.361 |
| Participaciones en asociadas y negocios conjuntos | 3 | 1.040.295 | 1.847.041 |
| Total activo no corriente | | 433.940.697 | 446.723.402 |
| ACTIVO CORRIENTE: | | | |
| Gastos pagados por anticipado | | 1.111.934 | 698.345 |
| Inventarios | 4 | 57.511.130 | 32.771.083 |
| Anticipos a proveedores | | 3.520.063 | 3.852.252 |
| Efectos y cuentas por cobrar - neto | 5 | 95.337.271 | 79.397.112 |
| Inversiones disponibles para la venta | 6 | 8.816.776 | 899.770 |
| Efectivo y equivalentes de efectivo | 7 | 16.111.833 | 22.499.405 |
| Total activo corriente | | 182.409.007 | 140.117.967 |
| TOTAL | | 616.349.704 | 586.841.369 |
| **PATRIMONIO Y PASIVO** | | | |
| PATRIMONIO: | 8 y 9 | | |
| Capital social | | 69.632.690 | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | | 206.308 | 28.224 |
| Utilidades retenidas: | | | |
| Reserva legal | | 6.963.269 | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | | 119.593.551 | 119.593.551 |
| No distribuidas | | 227.169.429 | 237.211.354 |
| Resultado no realizado en inversiones | 6 | (999.188) | 156.935 |
| Total patrimonio | | 422.566.059 | 433.586.023 |
| PASIVO NO CORRIENTE: | | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo | | 3.572.106 | 2.487.419 |
| Impuesto sobre la renta diferido | 11 | 54.549.608 | 67.234.527 |
| Total pasivo no corriente | | 58.121.714 | 69.721.946 |
| PASIVO CORRIENTE: | | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo | | 3.869.781 | 2.694.704 |
| Documentos por pagar | 10 | - | 2.486.040 |
| Papeles comerciales | 10 | 2.946.531 | 2.890.210 |
| Préstamos a corto plazo | 10 | 47.019.985 | 13.459.268 |
| Dividendos por pagar | 8 | 8.733.509 | 4.145.728 |
| Impuesto sobre la renta por pagar | 11 | 293.748 | 14.742.783 |
| Cuentas por pagar | 12 | 72.798.377 | 43.114.667 |
| Total pasivo corriente | | 135.661.931 | 83.533.400 |
| Total pasivo | | 193.783.645 | 153.255.346 |
| TOTAL | | 616.349.704 | 586.841.369 |

Ver notas a los estados financieros consolidados

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE RESULTADOS**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004**
**(Expresados en miles de bolívares)**

| | NOTAS | 2005 | 2004 |
|---|---|---|---|
| Ingresos por ventas | 13 | 375.060.280 | 383.152.932 |
| Costo de ventas | 14 | 284.444.405 | 270.855.826 |
| Utilidad bruta | | 90.615.875 | 112.297.106 |
| Costos y gastos: | | | |
| Gastos de ventas | 14 | 30.939.453 | 22.282.173 |
| Gastos generales y administrativos | 14 y 18 | 18.985.181 | 17.608.086 |
| Utilidad en venta de activos | | - | (341.751) |
| | | 49.924.634 | 39.548.508 |
| Utilidad en operaciones | | 40.691.241 | 72.748.598 |
| Participación en resultados de negocios conjuntos | 3 | (919.621) | (369.267) |
| Costos financieros | | (4.664.484) | (3.013.243) |
| Ingresos financieros | | 678.654 | 445.324 |
| Diferencias en cambio - neto | 20 | 3.565.400 | 2.954.693 |
| Pérdida en operaciones de permuta con títulos valores | | (3.671.665) | (7.411.275) |
| Otros ingresos (egresos): | | | |
| Provisión para inversiones | | - | 366.311 |
| Pérdida neta en contrato de cobertura en moneda extranjera | | - | (417.348) |
| Comisiones ADR | | (505.370) | (646.810) |
| Impuesto al débito bancario | | (3.089.757) | (3.105.931) |
| Otros - neto | | (623.152) | 561.252 |
| | | (9.229.995) | (10.636.294) |
| Utilidad antes de impuestos | | 31.461.246 | 62.112.304 |
| Impuesto sobre la renta | 11 | 4.377.017 | (8.425.242) |
| Utilidad neta | | 35.838.263 | 53.687.062 |
| Utilidad neta por acción: | | | |
| Básica | 1 | 15,62 | 23,40 |
| Diluida | 1 | 15,62 | 23,40 |

Ver notas a los estados financieros consolidados





# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004**
**(Expresados en miles de bolívares)**

| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | Utilidades retenidas: No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
|---|---|---|---|---|---|---|---|
| SALDOS AL 31 DE DICIEMBRE DE 2003 | 69.632.690 | - | 6.963.269 | 119.593.551 | 208.758.395 | - | 404.947.905 |
| Valor razonable de inversiones disponibles para la venta | - | - | - | - | - | 156.935 | 156.935 |
| Resultado por traducción | - | 28.224 | - | - | - | - | 28.224 |
| Pérdida reconocida directamente en el patrimonio | - | 28.224 | - | - | - | 156.935 | 185.159 |
| Utilidad neta del año | - | - | - | - | 53.687.062 | - | 53.687.062 |
| Total utilidades y pérdidas reconocidas en el año | - | 28.224 | - | - | 53.687.062 | 156.935 | 53.872.221 |
| Dividendos decretados | - | - | - | - | (25.234.103) | - | (25.234.103) |
| SALDOS AL 31 DE DICIEMBRE DE 2004 | 69.632.690 | 28.224 | 6.963.269 | 119.593.551 | 237.211.354 | 156.935 | 433.586.023 |
| Valor razonable de inversiones disponibles para la venta | - | - | - | - | - | (1.156.123) | (1.156.123) |
| Resultado por traducción | - | 178.084 | - | - | - | - | 178.084 |
| Pérdida reconocida directamente en el patrimonio | - | 178.084 | - | - | - | (1.156.123) | (978.039) |
| Utilidad neta del año | - | - | - | - | 35.838.263 | - | 35.838.263 |
| Total utilidades y pérdidas reconocidas en el año | - | 178.084 | - | - | 35.838.263 | (1.156.123) | 34.860.224 |
| Dividendos decretados | - | - | - | - | (45.880.188) | - | (45.880.188) |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |

Ver notas a los estados financieros consolidados

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004**
**(Expresados en miles de bolívares)**

| | NOTAS | 2005 | 2004 |
|---|---|---|---|
| ACTIVIDADES OPERACIONALES: | | | |
| Utilidad neta | | 35.838.263 | 53.687.062 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | | |
| Diferencias en cambio - neto | 20 | (3.565.400) | (2.954.693) |
| Participación en resultados de negocios conjuntos | | 919.621 | 369.267 |
| Impuesto sobre la renta diferido | 11 | (12.684.919) | (10.838.938) |
| Provisión para impuestos | 11 | 8.307.902 | 19.264.180 |
| Resultado no realizado en inversiones | | (1.156.123) | 156.935 |
| Resultado por traducción de filial y negocios conjuntos | | (803.587) | (1.876.643) |
| Resultado en venta de propiedades, planta y equipo | 2 | - | 341.751 |
| Costos financieros | | 4.664.484 | 3.013.243 |
| Ingresos financieros | | (678.654) | (445.324) |
| Depreciación | 2 | 22.299.074 | 21.584.495 |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | | 53.140.661 | 82.301.335 |
| Cambios en activos y pasivos operacionales: | | | |
| Disminución (aumento) en: | | | |
| Efectos y cuentas por cobrar | | (12.204.966) | (23.103.766) |
| Anticipos a proveedores | | 1.873.901 | (600.012) |
| Inventarios | | (24.740.047) | 6.146.674 |
| Gastos pagados por anticipado | | (413.589) | 108.981 |
| Aumento (disminución) en: | | | |
| Cuentas por pagar | | 26.397.944 | (8.106.374) |
| Apartado para prestaciones por antigüedad, neto de pagos | | 2.259.764 | 696.779 |
| Intereses pagados | | (3.246.770) | (2.751.837) |
| Intereses cobrados | | 678.654 | 445.324 |
| Impuestos pagados | | (22.756.937) | (11.182.257) |
| Efectivo neto provisto por las actividades operacionales | | 20.988.615 | 43.954.847 |
| ACTIVIDADES DE INVERSIÓN: | | | |
| Aumento en inversiones disponibles para la venta | 6 | (7.917.006) | (791.970) |
| Adquisición de propiedades, planta y equipo | 2 | (9.454.319) | (12.825.486) |
| Efectivo neto usado por las actividades de inversión | | (17.371.325) | (13.617.456) |
| ACTIVIDADES DE FINANCIAMIENTO: | | | |
| Aumento en préstamos a corto plazo | 10 | 32.143.003 | 2.518.700 |
| Importe de la emisión de papeles comerciales | 10 | 8.808.700 | 11.937.900 |
| Amortización de papeles comerciales | 10 | (8.752.379) | (14.475.232) |
| (Disminución) aumento en documentos por pagar | 10 | (2.486.040) | 1.263.309 |
| Dividendos en efectivo | 8 | (41.292.407) | (26.267.362) |
| Efectivo neto usado por las actividades de financiamiento | | (11.579.123) | (25.022.685) |
| (DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | | (7.961.833) | 5.314.706 |
| EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTI\ | 7 | 1.574.261 | 3.418.780 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO | 7 | 22.499.405 | 13.765.919 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO | | 16.111.833 | 22.499.405 |

Ver notas a los estados financieros consolidados

## MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A. Y FILIALES

## NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
## POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004
## (En miles de bolívares)

### 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2004, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

En la Nota 22 se muestra la conciliación exigida por la NIIF 1 entre los estados financieros consolidados del año terminado el 31 de diciembre de 2004 y que, por tanto, figuran en los estados financieros consolidados de la Compañía correspondientes a ese ejercicio, y los estados financieros consolidados determinados de acuerdo con la nueva normativa.
Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros al 31 de diciembre de 2005 bajo NIIF. Conforme con lo exigido en la NIIF 1, la información contenida en los estados financieros consolidados y notas explicativas referidas al año 2004 se presenta, a efectos comparativos, con la información similar relativa al año 2005.

A la fecha de emisión de estos estados financieros consolidados, las siguientes normas e interpretaciones fueron emitidas pero serán efectivas a partir del 1 de enero de 2006:

- NIIF 7 – Instrumentos financieros - información a revelar.
- IFRIC 4 – Determinación de si un contrato contiene un arrendamiento.
- Revisión de la NIC 1 – Presentación de los estados financieros - información a revelar sobre el capital.
- Revisión de la NIC 39 – Instrumentos financieros - reconocimiento y valoración.

La gerencia de la Compañía está en proceso de evaluar los impactos de las normas anteriores sobre los estados financieros consolidados adjuntos.

***Aprobación de los estados financieros consolidados*** – Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2004, preparados de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, fueron aprobados por la Asamblea de Accionistas el 17 de marzo de 2005. Los estados financieros consolidados

correspondientes al año terminado el 31 de diciembre de 2005, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

***Políticas contables significativas*** – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Notas 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10 y 12),
- Acumulaciones estimadas por pagar (Nota 12),
- Probabilidad de las contingencias (Notas 11 y 21),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 20),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 19).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

**b.** ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

**c.** ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

**d.** ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior.*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

| Entidad | % de derechos a voto | Razón por la que no se considera Asociada |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea

intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | **Años** |
|---|---|
| Edificios | 10-30 |
| Maquinarias y equipos | 7-20 |
| Vehículos | 3-6 |
| Muebles, enseres y otros | 3-5 |

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.
- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del periodo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR).

Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

**k.** ***Efectivo y equivalentes de efectivo*** **–** El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

**l.** ***Clasificación de activos financieros entre corriente y no corriente*** **–** En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

**m.** ***Préstamos bancarios y obligaciones y papeles comerciales*** **–** Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

**n.** ***Clasificación de deudas entre corriente y no corriente*** **–** En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus

vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

**o.** ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio interrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2005 y 2004, la tasa promedio anual de interés fue de 13,62 % y 14,97 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

**p.** ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,
- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas,

descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

**s.** ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

**t.** ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

**u.** ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

**v.** ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

**w.** ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

**x.** ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un

contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.
- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

**y.** ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

## 2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

| | Terrenos y edificios | Maquinarias y equipos | Mobiliario, vehículos y equipo | Construcción en proceso | Total |
|---|---|---|---|---|---|
| **COSTO:** | | | | | |
| Al 31 de diciembre de 2003 | 90.119.622 | 358.507.147 | 6.765.472 | - | 455.392.241 |
| Adiciones | 17.749 | 1.577.993 | 879.830 | 10.349.914 | 12.825.486 |
| Retiros | - | (3.861) | (6.050) | - | (9.911) |
| Efecto por traducción de filial del exterior | 218.567 | 834.010 | 19.385 | - | 1.071.962 |
| Al 31 de diciembre de 2004 | 90.355.938 | 360.915.289 | 7.658.637 | 10.349.914 | 469.279.778 |
| Adiciones | 41.330 | 2.943.164 | 1.676.524 | 4.793.301 | 9.454.319 |
| Traspasos | - | 13.749.783 | - | (13.749.783) | - |
| Efecto por traducción de filial del exterior | 156.895 | 599.444 | 13.934 | 489.070 | 1.259.343 |
| Al 31 de diciembre de 2005 | 90.554.163 | 378.207.680 | 9.349.095 | 1.882.502 | 479.993.440 |
| **DEPRECIACIÓN ACUMULADA:** | | | | | |
| Al 31 de diciembre de 2003 | (189.387) | (2.139.567) | (20.915) | - | (2.349.869) |
| Adiciones | (3.851.609) | (16.710.512) | (1.022.374) | - | (21.584.495) |
| Retiros | - | - | 9.835 | - | 9.835 |
| Efecto por traducción de filial del exterior | (38.489) | (445.134) | 4.735 | - | (478.888) |
| Al 31 de diciembre de 2004 | (4.079.485) | (19.295.213) | (1.028.719) | - | (24.403.417) |
| Adiciones | (3.853.511) | (17.436.828) | (1.008.735) | - | (22.299.074) |
| Efecto por traducción de filial del exterior | (33.460) | (355.192) | (1.895) | - | (390.547) |
| Al 31 de diciembre de 2005 | (7.966.456) | (37.087.233) | (2.039.349) | - | (47.093.038) |
| Total al 31 de diciembre de 2005 | 82.587.707 | 341.120.447 | 7.309.746 | 1.882.502 | 432.900.402 |
| Total al 31 de diciembre de 2004 | 86.276.453 | 341.620.076 | 6.629.918 | 10.349.914 | 444.876.361 |

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

## 3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Participaciones en empresas asociadas | - | - |
| Participaciones en negocios conjuntos | 1.040.295 | 1.847.041 |
| | 1.040.295 | 1.847.041 |

***Participaciones en empresas asociadas***

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

| | % | 2005 | 2004 |
|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | 2.577.243 | 2.577.243 |
| Corporación Forestal Orinoco, C.A. | 33 | 769.112 | 769.112 |
| Central Cariaco | 25,62 | 88.371 | 88.371 |
| Fibras Secundarias, S.A. | 33 | 80.619 | 80.619 |
| | | 3.515.345 | 3.515.345 |
| Menos – pérdidas por deterioro | | (3.515.345) | (3.515.345) |
| | | - | - |

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

***Participaciones en negocios conjuntos***

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

| | % | 2005 | 2004 |
|---|---|---|---|
| Simco Recycling Inc. | 50 | (2.432.726) | (1.110.720) |
| Manpa Centroamérica, C.A. | 50 | 3.473.021 | 2.957.761 |
| | | 1.040.295 | 1.847.041 |

Al 1 de diciembre de 2005 y 2004, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (919,6) millones y Bs. (369,3) millones, respectivamente.

Los estados financieros combinados condensados más recientes, se resumen a continuación (en millones de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Activo Circulante | 12.414 | 10.533 |
| Total Activo | 17.533 | 16.488 |
| | | |
| Pasivo Circulante | 14.568 | 11.619 |
| Patrimonio | 2.096 | 3.939 |
| Total pasivo y patrimonio | 17.533 | 16.488 |
| | | |
| Ventas netas | 29.986 | 24.553 |
| Pérdida en operaciones | (1.413) | (101) |
| Pérdida neta | (2.141) | (1.690) |

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

## 4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Productos terminados | 20.656.984 | 8.688.241 |
| Productos en proceso | 366.120 | 73.411 |
| Materias primas | 18.567.845 | 17.322.102 |
| Repuestos | 6.998.642 | 5.661.140 |
| Inventario en tránsito | 12.584.822 | 3.081.668 |
| | 59.174.413 | 34.826.562 |
| Menos – provisión para obsolescencia | (1.663.283) | (2.055.479) |
| | 57.511.130 | 32.771.083 |

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Saldo inicial | (2.055.479) | (1.080.000) |
| Provisión | - | (975.479) |
| Reverso | 392.196 | - |
| Saldo final | (1.663.283) | (2.055.479) |

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

## 5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Comerciales | 56.958.238 | 62.507.057 |
| Compañías relacionadas (Nota 17) | 12.413.496 | 10.946.691 |
| Empleados | 429.642 | 482.280 |
| Deudores diversos | 872.084 | 599.333 |
| Impuesto sobre la renta pagado por anticipado | 2.400.339 | - |
| IVA – pagado en exceso (Nota 11) | 14.904.864 | 4.277.288 |
| Crédito fiscal IVA – Neto por compensar (Nota 11) | 1.492.571 | - |
| Depósitos dados en garantía | 7.523.954 | 2.533.503 |
| | 96.995.188 | 81.346.152 |
| Menos – provisión para cuentas de cobro dudoso | (1.657.917) | (1.949.040) |
| | 95.337.271 | 79.397.112 |

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Saldo inicial | (1.949.040) | (2.999.993) |
| Provisión | (772.485) | (1.207.193) |
| Castigos | 1.063.608 | 2.258.146 |
| Saldo final | (1.657.917) | (1.949.040) |

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

## 6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Inversiones y acciones disponibles para la venta | 902.184 | 899.770 |
| Bonos disponibles para la venta | 7.914.592 | - |
| | 8.816.776 | 899.770 |

***Inversiones y acciones disponibles para la venta***

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Portafolio de inversión | 759.578 | 677.749 |
| Acciones en: | | |
| Central Portuguesa, S.A. | 354.516 | 354.516 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 142.606 | 222.021 |
| Corporación Forestal Venezuela, C.A. | 47.817 | 47.817 |
| | 1.304.517 | 1.302.103 |
| Menos – pérdidas por deterioro | (402.333) | (402.333) |
| | 902.184 | 899.770 |

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

***Bonos disponibles para la venta***

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

| | Costo de adquisición | Resultado no realizado | Valor razonable |
|---|---|---|---|
| Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75% | 4.495.650 | (476.539) | 4.019.111 |
| Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00% | 4.495.650 | (600.169) | 3.895.481 |
| | 8.991.300 | (1.076.708) | 7.914.592 |

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

***Resultado no realizado en inversiones***

| | 2005 | 2004 |
|---|---|---|
| Inversiones y acciones disponibles para la venta | 77.520 | 156.935 |
| Bonos disponibles para la venta | (1.076.708) | - |
| | (999.188) | 156.935 |

## 7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Efectivo en caja y bancos | 2.808.221 | 8.347.453 |
| Colocaciones bancarias | 13.303.612 | 14.151.952 |
| | 16.111.833 | 22.499.405 |

## 8. PATRIMONIO

### *Capital social*

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

### *Reserva legal*

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, Al 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

***Resultado acumulado por traducción de filial y negocios conjuntos en el exterior***

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Filial: | | |
| Vencaribbean Paper Products, Ltd. | (347.673) | (322.884) |
| Negocios Conjuntos: | | |
| Manpa Centroamérica, C.A. | 829.702 | 472.575 |
| Simco Recycling Inc. | (275.721) | (121.467) |
| | 206.308 | 28.224 |

***Dividendos en efectivo***

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

***Utilidades retenidas***

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía deberá revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A.,

ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

***American Depositary Receipt (ADR)***

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

## 9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

## 10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 31 de diciembre, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Emisión de papeles comerciales | 2.946.531 | 2.890.210 |
| Préstamos a corto plazo | 47.019.985 | 13.459.268 |
| Documentos por pagar | - | 2.486.040 |
| | 49.966.516 | 18.835.518 |

***Emisión de obligaciones y papeles comerciales***

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

| | 2005 | 2004 | Importe vivo de la emisión | Tasa de interés anual (%) |
|---|---|---|---|---|
| **Bolívares:** | | | | |
| Interés fijo | 2.946.531 | 2.890.210 | 3.000.000 | 11,5% |

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Saldo inicial | 2.890.210 | 2.746.674 |
| Emisiones | 8.808.700 | 11.937.900 |
| Amortizaciones | (8.746.600) | (11.803.500) |
| Intereses neto | (5.779) | 9.136 |
| Saldo final | 2.946.531 | 2.890.210 |

Los papeles comerciales emitidos en circulación tienen como fecha de vencimiento el 16 de febrero de 2006.

Durante los años terminados el 31 de diciembre de 2005 y 2004, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 332 millones y Bs. 346 millones, respectivamente.

***Préstamos a corto plazo***

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables. | 47.019.985 | 13.459.268 |

Al 31 de diciembre de 2005, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 85.200.000, y tiene disponibles Bs. 17.458.861, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

## 11. PROVISIÓN PARA IMPUESTOS

***Grupo Fiscal Consolidado***

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

***Ejercicios sujetos a inspección fiscal***

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre

la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

***Saldos mantenidos con la Administración Fiscal***

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| **Cuentas por cobrar** | | |
| Impuesto sobre la renta pagado en exceso | 2.400.339 | - |
| IVA – pagado en exceso | 14.904.864 | 4.277.288 |
| Crédito fiscal IVA – neto por compensar | 1.492.571 | - |
| | 18.797.774 | 4.277.288 |
| **Cuentas por pagar** | | |
| Impuesto sobre la renta por pagar | 293.748 | 14.742.783 |
| IVA de terceros retenido por pagar | 918.252 | 740.529 |
| | 1.212.000 | 15.483.312 |

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90 días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

***Impuesto sobre la renta***

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Impuesto sobre la renta neta fiscal | 8.820.272 | 20.223.124 |
| Menos: | | |
| Rebaja por inversiones en propiedades, planta y equipo y otros créditos | (1.341.708) | (366.847) |
| | 7.478.564 | 19.856.277 |
| Impuesto sobre la renta de ejercicio anterior | 829.338 | (592.097) |
| Total impuesto sobre la renta corriente | 8.307.902 | 19.264.180 |
| Impuesto sobre la renta diferido | (12.684.919) | (10.838.938) |
| | (4.377.017) | 8.425.242 |

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Bs. | % | Bs. | % |
| Impuesto y tasa fiscal aplicable a la utilidad según libros | 10.694.824 | 34 | 21.118.183 | 34 |
| Diferencia de base en inventarios y activos fijos | 4.961.660 | 16 | 8.259.300 | 13 |
| Ajuste fiscal por inflación | (8.108.928) | (26) | (7.609.773) | (12) |
| Dividendos recibidos | | | | |
| Ingresos del exterior | | | | |
| Otros gastos no deducibles | 4.383.932 | 14 | 2.028.287 | 3 |
| Otros ingresos no gravables | (3.111.216) | (10) | (3.107.812) | (5) |
| Otros netos | | | (465.061) | (1) |
| Efecto de rebaja por inversiones en propiedades, planta y equipos | (1.341.708) | (4) | (366.847) | (1) |
| Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros | 7.478.564 | 24 | 19.856.277 | 31 |

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a

las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.





Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| **Pasivo por impuesto sobre la renta diferido** | | |
| Diferencias de base sobre propiedades, planta y equipo | 74.491.457 | 84.325.609 |
| Ingresos por arrendamientos sobre la base del efectivo | 1.189.084 | 829.880 |
| | 75.680.541 | 85.155.489 |
| **Activo por impuesto sobre la renta diferido** | | |
| Diferencias de base sobre inventarios | 12.316.343 | 9.244.579 |
| Provisiones y apartados | 5.231.073 | 4.643.953 |
| Diferencias de base sobre inversiones | 1.667.067 | 3.857.467 |
| Pérdidas fiscales trasladables | 1.836.373 | 94.886 |
| Créditos fiscales trasladables | 80.077 | 80.077 |
| | 21.130.933 | 17.920.962 |
| Neto de impuesto diferido | 54.549.608 | 67.234.527 |

## 12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Comerciales | 53.780.859 | 27.667.140 |
| Partes relacionadas (Nota 17) | 8.585.122 | 5.215.910 |
| Otros | 2.229.675 | 1.024.093 |
| IVA de terceros retenido por pagar | 918.252 | 740.529 |
| Gastos acumulados por pagar | 7.284.469 | 8.466.995 |
| | 72.798.377 | 43.114.667 |

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de

crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados, que oscila entre 10% y 17%.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas pero hasta un porcentaje que oscila entre 5% y 8% de las ventas brutas; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante en algunos casos de 3% y en otros de un 5%, el licenciado deberá reconocer los gastos de tal auditoria.

Al 31 de diciembre de 2005, el 65% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P & L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; y Marvel Characters.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

## 13. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Ventas de bienes | 373.406.646 | 382.426.108 |
| Ingresos por alquileres | 845.910 | 231.000 |
| Ingresos por servicios | 807.724 | 495.824 |
| | 375.060.280 | 383.152.932 |

## 14. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Depreciación y amortización | 22.299.074 | 21.584.495 |
| Costo de inventario reconocido en resultados | 169.488.295 | 160.785.492 |
| Beneficios a empleados | 42.954.679 | 32.284.867 |

## 15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

***Criterios de segmentación***

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

***Segmentos principales de negocio***

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2005; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2005 y 2004, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

***Papel impresión, escritura y embalaje –*** La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

***Papel tissue –*** La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

***Servicios y alquileres –*** Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

***Corporativos –*** Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

***Segmento geográfico***

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

***Bases y metodología de la información por segmentos de negocio***

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

| 2005 | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 192.580.704 | 156.416.297 | 1.653.634 | - | 350.650.635 |
| Ventas de exportación | 14.247.896 | 10.161.749 | - | - | 24.409.645 |
| Ventas entre segmentos - local | - | - | 8.226.918 | (8.226.918) | - |
| Ventas entre segmentos - exportación | 40.707 | 5.327.337 | - | (5.368.044) | - |
| Total ingresos | 206.869.307 | 171.905.383 | 9.880.552 | (13.594.962) | 375.060.280 |
| Costos y gastos | 173.194.361 | 163.666.603 | 10.424.202 | (12.916.127) | 334.369.039 |
| Resultado de operación | 33.674.946 | 8.238.780 | (543.650) | (678.835) | 40.691.241 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | (919.621) |
| Ingresos financieros | - | - | - | - | 678.654 |
| Gastos financieros y otros | - | - | - | - | (8.989.028) |
| Resultados antes de impuestos | - | - | - | - | 31.461.246 |
| Resultado después de impuestos | - | - | - | - | 35.838.263 |
| Depreciación | 9.253.411 | 9.075.817 | 3.969.846 | - | 22.299.074 |
| Inversiones de capital | 3.482.764 | 5.970.150 | 1.405 | - | 9.454.319 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 260.684.025 | 250.978.288 | 42.728.449 | (10.068.085) | 544.322.677 |
| Activos por segmentos corporativos | - | - | - | - | 7.657.232 |
| Participaciones en empresas asociadas | 1.040.295 | - | - | - | 1.040.295 |
| Activos corporativos no distribuidos | - | - | - | - | 63.329.500 |
| Activo total consolidado | | | | | 616.349.704 |
| Pasivo | | | | | |
| Pasivos por segmentos | 37.679.175 | 34.496.330 | 6.350.101 | (20.623.668) | 57.901.938 |
| Pasivos por segmentos corporativos | - | - | - | - | 187.356 |
| Pasivos corporativos no distribuidos | - | - | - | - | 135.694.351 |
| Pasivo total consolidado | | | | | 193.783.645 |

| 2004 | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 229.398.076 | 124.997.520 | 726.824 | - | 355.122.420 |
| Ventas de exportación | 15.993.564 | 12.036.948 | - | - | 28.030.512 |
| Ventas entre segmentos - local | - | - | 6.041.004 | (6.041.004) | - |
| Ventas entre segmentos - exportación | 345.599 | 2.392.249 | - | (2.737.848) | - |
| Total ingresos | 245.737.239 | 139.426.717 | 6.767.828 | (8.778.852) | 383.152.932 |
| Costos y gastos | 180.224.101 | 130.066.754 | 8.584.560 | (8.471.081) | 310.404.334 |
| Resultado de operación | 65.513.138 | 9.359.963 | (1.816.732) | (307.771) | 72.748.598 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | (369.267) |
| Ingresos financieros | - | - | - | - | 445.324 |

| 2004 | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| Gastos financieros y otros | - | - | - | - | (10.712.351) |
| Resultados antes de impuestos | - | - | - | - | 62.112.304 |
| Resultado después de impuestos | - | - | - | - | 53.867.062 |
| Depreciación | 10.605.028 | 8.617.980 | 2.361.487 | - | 21.584.495 |
| Inversiones de capital | 970.397 | 11.855.044 | 45 | - | 12.825.486 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 261.448.840 | 254.946.852 | 41.874.871 | (17.722.787) | 540.547.776 |
| Activos por segmentos corporativos | - | - | - | - | 8.443.393 |
| Participaciones en empresas asociadas | 1.847.041 | - | - | - | 1.847.041 |
| Activos corporativos no distribuidos | - | - | - | - | 36.003.159 |
| Activo total consolidado | | | | | 586.841.369 |
| Pasivo | | | | | |
| Pasivos por segmentos | 18.068.520 | 26.457.136 | 6.662.035 | (22.955.877) | 28.231.814 |
| Pasivos por segmentos corporativos | - | - | - | - | 10.235.333 |
| Pasivos corporativos no distribuidos | - | - | - | - | 114.788.199 |
| Pasivo total consolidado | | | | | 153.255.346 |

## 16. ARRENDAMIENTOS OPERATIVOS

### *La Compañía como arrendador*

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 846 millones de bolívares en 2005 (Bs. 231 millones en 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Menos de un año | 2.139.036 | 845.910 |
| Hasta dos años | 4.278.074 | 1.691.819 |
| | 6.417.110 | 2.537.729 |

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

***La Compañía como arrendatario***

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

## 17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

| | **2005** | **2004** |
|---|---:|---:|
| Ventas de inventarios | 9.332.460 | 7.618.484 |
| Compras de inventarios | 9.172.106 | 16.785.609 |
| Compras de energía eléctrica | 17.426.164 | 14.029.667 |
| Servicios administrativos | 25.340 | 24.320 |

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| **Cuentas por cobrar** | | |
| MANPA Centroamérica, C.A. (negocio conjunto) | 7.011.952 | 6.499.132 |
| Simco Recycling, Inc. (negocio conjunto) | 4.816.468 | 3.884.667 |
| Agroindustrial Mandioca, C.A. (empresa asociada) | 342.150 | 380.327 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 203.848 | 150.409 |
| Turboven Maracay Company Inc. Sucursal * | 31.117 | 31.117 |
| Agropecuaria Mandioca, C.A. (empresa asociada) | 1.040 | 1.039 |
| Turbogeneradores Maracay, C.A. * | 6.921 | - |
| | 12.413.496 | 10.946.691 |
| **Cuentas por pagar** | | |
| Simco Recycling, Inc. (negocio conjunto) | 4.290.388 | 2.629.056 |
| Turbogeneradores Maracay, C.A. * | 3.411.542 | 2.459.717 |
| MANPA Centroamérica, C.A. (negocio conjunto) | 763.250 | - |
| Turboven Maracay Company Inc. * | 100.160 | 100.160 |
| Turboven Cagua Company Inc. * | 19.782 | 19.782 |
| Agroindustrial Mandioca, C.A. (empresa asociada) | - | 7.195 |
| | 8.585.122 | 5.215.910 |

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

## 18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

***Junta Directiva***

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de

200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 y Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4 millones (Bs. 829,9 millones en el año 2004).

***Retribuciones salariales***

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 3.943,6 millones (unos Bs. 3.187,8 millones en el año 2004 por 40 personas).

***Compromisos por seguros y otros conceptos***

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

| | 2005 | 2004 |
|---|---|---|
| Retribuciones a corto plazo a administradores | 3.549.304 | 2.869.146 |
| Prestaciones post empleo | 394.367 | 318.794 |
| Retribuciones a la Junta Directiva | 1.528.183 | 1.056.348 |

## 19. GERENCIA DE RIESGO

***Riesgos de interés, tipo de cambio y precios***

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

***Riesgos de crédito***

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

***Control de precios***

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

***Concentración de operaciones***

Las ventas de exportación al 31 de diciembre de 2005 y 2004 representan aproximadamente el 20% y 21% de las ventas netas consolidadas, respectivamente.

## 20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs.

2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

| | 2005 | 2004 |
|---|---|---|
| | (En miles de US$) | |
| Activo: | | |
| Efectivo e inversiones temporales | 5.701 | 10.491 |
| Inversiones disponibles para la venta | 4.035 | 345 |
| Cuentas por cobrar comerciales | 1.325 | 8.937 |
| Cuentas por cobrar a compañías relacionadas | 5.600 | 5.482 |
| Depósitos dados en garantía | 3.500 | 1.320 |
| Anticipos a proveedores y deudores diversos | 1.372 | 1.556 |
| | 21.533 | 28.131 |
| Pasivo: | | |
| Documentos por pagar | - | 1.295 |
| Cuentas por pagar comerciales | 19.576 | 11.027 |
| Cuentas por pagar a compañías relacionadas | 2.350 | 1.369 |
| Gastos acumulados por pagar y otras | 1.270 | 1.736 |
| | 23.196 | 15.427 |

## 21. COMPROMISOS Y CONTINGENCIAS

***Fianzas y garantías otorgadas***

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

***Cartas de crédito abiertas***

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

***Contingencias***

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

## 22. CONCILIACIÓN DE LOS SALDOS DE INICIO Y CIERRE DEL AÑO 2004

La Norma Internacional de Información Financiera (NIIF) Nº 1 "Adopción por primera vez de las Normas Internacionales de Información Financiera" exige a los primeros adoptantes una presentación de los principales efectos de tales normas sobre los estados financieros previamente presentados.

Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

El año 2005 es el primer ejercicio en el que la Compañía ha presentado sus estados financieros conforme con las NIIF. Los últimos estados financieros consolidados presentados de acuerdo con principios y normas de la CNV fueron las correspondientes al año terminado el 31 de diciembre de 2004, por lo que la fecha de transición a las NIIF es el 1 de enero de 2004.

***Impacto de la transición en el balance general consolidado al 31 de diciembre de 2004 (en miles de bolívares):***

| | Según normas CNV | Efecto transición a NIIF | | Según NIIF |
|---|---|---|---|---|
| Propiedades, planta y equipos - neto | 476.304.208 | (31.427.847) | 1 | 444.876.361 |
| Repuestos | 6.587.480 | (6.587.480) | 1 | - |
| Inversiones en asociadas y negocios conjuntos | 4.020.200 | (2.173.159) | 2 | 1.847.041 |
| Otros activos | 1.390.042 | (1.390.042) | 3 | - |
| Total activo no corriente | 488.301.930 | (41.578.528) | | 446.723.402 |
| Otros activos circulantes | 10.325.755 | (10.325.755) | 4 | - |
| Gastos pagados por anticipado | 885.614 | (187.269) | 9 | 698.345 |
| Inventarios | 42.434.480 | (9.663.397) | 1 | 32.771.083 |
| Anticipos a proveedores | 4.813.668 | (961.416) | 5 | 3.852.252 |
| Efectos y cuentas por cobrar - neto | 80.294.402 | (897.290) | 5 | 79.397.112 |
| Inversiones disponibles para la venta | - | 899.770 | 6 | 899.770 |
| Efectivo y equivalentes de efectivo | 23.142.558 | (643.153) | 6 | 22.499.405 |
| Total activo corriente | 161.896.477 | (21.778.510) | | 140.117.967 |
| TOTAL ACTIVO | 650.198.407 | (63.357.038) | | 586.841.369 |
| PATRIMONIO DE LOS ACCIONISTAS | 560.670.334 | (127.084.311) | | 433.586.023 |

| | Según normas CNV | Efecto transición a NIIF | | Según NIIF |
|---|---|---|---|---|
| INTERESES MINORITARIOS | 1.712.875 | (1.712.875) | 7 | - |
| Otros pasivos y créditos diferidos | 416.821 | (416.821) | 10 | - |
| Apartado para prestaciones de antigüedad a largo plazo | 9.691.114 | (7.203.695) | 9 | 2.487.419 |
| Impuesto sobre la renta diferido pasivo | 6.750.000 | 60.484.527 | 8 | 67.234.527 |
| Total pasivo no corriente | 16.857.935 | 52.864.011 | | 69.721.946 |
| Apartado para prestaciones de antigüedad a corto plazo | - | 2.694.704 | | 2.694.704 |
| Cuentas por pagar | 36.238.540 | 6.876.127 | 7 | 43.114.667 |
| Documentos por pagar | 2.486.040 | - | | 2.486.040 |
| Obligaciones y papeles comerciales | 2.937.900 | (47.690) | 9 | 2.890.210 |
| Préstamos a corto plazo | 561.914 | (561.914) | | - |
| Pagarés y sobregiros bancarios | 12.800.000 | 659.268 | 9 | 13.459.268 |
| Dividendos por pagar | 4.145.728 | - | | 4.145.728 |
| Impuestos por pagar | 3.573.156 | 11.169.627 | 8 | 14.742.783 |
| Gastos acumulados por pagar | 8.213.985 | (8.213.985) | 9 | - |
| Total pasivo corriente | 70.957.263 | 12.576.137 | | 83.533.400 |
| TOTAL PASIVO | 87.815.198 | 65.440.148 | | 153.255.346 |
| TOTAL PATRIMONIO Y PASIVO | 650.198.407 | (63.357.038) | | 586.841.369 |

**Notas a la conciliación de saldos:**

1. Principalmente incorporación de los nuevos valores de avalúo, análisis de los inventarios de repuestos como componentes de las maquinarias y equipos y revisión de las vidas útiles, todo con base en la NIC 16.
2. Reverso del exceso pagado en la compra de Simco Recycling Inc., filial en el extranjero, con base en la NIC 38 en lugar de su amortización en 20 años tal como lo establece el principio local y efecto del registro de la filial Manufacturas de Papel de Centroamérica; C.A. por el método de participación (ver 3).
3. Efecto originado por desconsolidar la filial de Manufacturas de Papel de Centroamérica; C.A. por activos que esta tenía. Tal desconsolidación se hizo con base en el análisis de negocios conjuntos establecido en la NIC 31; el registro de la filial bajo NIIF se hace con base en el método de participación.
4. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales con base en el análisis de la NIIF 5 en lugar de registrarla por el método de participación.
5. Efecto originado por desconsolidar la filial de Centroamérica.
6. Reclasificación de activos financieros con base en lo establecido en la NIC 39.
7. La filial que originaba el interés minoritario fue desconsolidada tal como se indica en el punto 3.
8. Registro de impuesto diferido principalmente por diferencias entre la base contable y fiscal de ciertos activos de acuerdo con la NIC 12, no contemplado en el principio local.
9. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en los NIIF aplicables.

***Impacto de la transición en el estado de resultados consolidado por el año terminado el 31 de diciembre de 2004 (en miles de bolívares):***

| | Según normas CNV | Efecto transición a NIIF | | Según NIIF |
|---|---|---|---|---|
| Ingresos por ventas y otros | 417.151.665 | (33.998.733) | 1 | 383.152.932 |
| Costo de ventas | 290.986.976 | (20.131.150) | 2 | 270.855.826 |
| Utilidad bruta | 126.164.689 | (13.867.583) | | 112.297.106 |
| Costos y gastos: | | | | |
| Gastos de ventas | 30.507.190 | (8.225.017) | 1 | 22.282.173 |
| Gastos generales y administrativos | 17.687.956 | (79.870) | 6 | 17.608.086 |
| Utilidad en venta de activos | (47.023) | (294.728) | 6 | (341.751) |
| Utilidad en operaciones | 78.016.566 | (5.267.968) | | 72.748.598 |
| Participaciones en resultados | (3.534.010) | 3.164.743 | 3 | (369.267) |
| Costos financieros | (3.235.011) | 221.768 | 7 | (3.013.243) |
| Ingresos financieros | 466.638 | (21.314) | 7 | 445.324 |
| Diferencias en cambio - neto | 3.425.910 | (471.217) | 7 | 2.954.693 |
| Otros ingresos (egresos): | | | | |
| Provisión para inversiones | 3.005.275 | (2.638.964) | 4 | 366.311 |
| Pérdida en operaciones con títulos valores | (7.945.773) | 534.498 | 7 | (7.411.275) |
| Pérdida neta en contrato de cobertura en moneda extranjera | (417.348) | - | 7 | (417.348) |
| Comisiones ADR | - | (646.810) | 7 | (646.810) |
| Impuesto al débito bancario | (3.329.929) | 223.998 | 7 | (3.105.931) |
| Otros – neto | 109.478 | 451.774 | 7 | 561.252 |
| Resultado monetario del ejercicio | (2.866.206) | 2.866.206 | 5 | - |
| Utilidad antes de impuestos | 63.695.590 | (1.583.286) | | 62.112.304 |
| Impuesto sobre la renta | (16.165.082) | (7.739.840) | 6 | (8.425.242) |
| Utilidad neta | 47.530.508 | 6.156.554 | | 53.687.062 |

**Notas a la conciliación de saldos:**

1. El efecto se origina principalmente por desconsolidación de la filial de Centroamérica (Bs.2.243.608, neto), eliminación efecto de inflación por Bs. 27.144.204 (ver nota 1-c), y reclasificación de ciertos gastos relacionados con las ventas que se mostraban como gastos de ventas por Bs. 4.610.921.
2. Principalmente efecto de desconsolidar la filial de Centroamérica, eliminar efecto de inflación, y registro de mayor depreciación de activos por nueva base contable.





3. Efecto originado por consolidar la filial Valores y Acciones 1003, C.A. y filiales.
4. Disminución de la provisión por reducción de los activos objeto de provisión por eliminación del efecto de inflación de los años 2002 al 2004.
5. Eliminación de efecto por inflación (ver nota 1-c).
6. Efecto del impuesto diferido del año sobre el movimiento de las diferencias temporarias.
7. Reclasificaciones de cuentas para adecuar la presentación a lo establecido en la NIC 1.

***Impacto de la transición en el estado de flujos de efectivo consolidado por el año terminado el 31 de diciembre de 2004:***

| | **Según normas CNV** | **Efecto transición a NIIF** | | **Según NIIF** |
|---|---|---|---|---|
| Actividades operacionales – Efectivo neto provisto | 56.694.850 | 12.740.003 | **1** | 43.954.847 |
| Actividades de inversión – Efectivo neto usado | (17.980.522) | (4.363.066) | **2** | (13.617.456) |
| Actividades de financiamiento – Efectivo neto usado | (27.711.221) | (2.688.536) | **3** | (25.022.685) |
| Efecto de inflación sobre el efectivo y equivalentes de efectivo | (4.147.985) | (4.147.985) | **3** | - |
| Efecto de devaluación sobre el efectivo y equivalentes de efectivo | - | (3.418.780) | | 3.418.780 |
| Aumento de efectivo y equivalentes de efectivo | 6.855.122 | (1.878.364) | **1** | 8.733.486 |
| Efectivo y equivalentes de efectivo al inicio | 16.287.436 | 2.521.517 | **3** | 13.765.919 |
| Efectivo y equivalentes de efectivo al final | 23.142.558 | 643.153 | **1** | 22.499.405 |





**Notas a la conciliación de saldos:**

1. Los efectos se originan principalmente por incremento de la utilidad neta bajo NIIF, y por la desconsolidación de la filial de Centroamérica y la incorporación de la filial Valores y Acciones 1003, C.A. y filiales.
2. El efecto principal se origina por capitalizaciones de activos que no cumplían con los requerimientos de la NIC 16.
3. Eliminación de efecto por inflación.

***Exenciones utilizadas por la Compañía en la aplicación de las Normas Internacionales de Información Financiera, de acuerdo con lo establecido en la NIIF 1:***

La NIIF 1 permite a las compañías que adopten por primera vez las NIIF, la elección de usar ciertas exenciones en la aplicación de las mismas. La Compañía evaluó los tratamientos contables permitidos y ha elegido utilizar las siguientes exenciones indicadas:

- Efecto acumulado por traducción de las filiales del exterior – la Compañía decidió revertir los efectos acumulados por traducción de todas su filiales del exterior que habían sido registrados.
- Propiedades, planta y equipos – la Compañía decidió adoptar como costo atribuido de sus propiedades, planta y equipos (excluyendo el mobiliario y equipo, que se adoptó como costo atribuido el valor neto en libros), los valores de avalúo establecidos por peritos avaluadores independientes registrados ante la Sociedad de Ingeniería de Tasación de Venezuela, los cuales fueron determinados con base en los valores de reposición para las maquinarias y equipos, y valores de mercado para las propiedades y vehículos, de conformidad con lo establecido en la NIC 16. Para las propiedades, planta y equipos de la filial Vencaribbean Paper Products, Ltd. se adoptó como costo atribuido el valor neto en libros en dólares americanos traducido a la tasa de cambio corriente a la fecha del balance general. Las vidas útiles de los activos fueron reevaluadas en función de la expectativa de uso y de generación de beneficios futuros por los distintos activos.

***Impacto de la transición en el patrimonio consolidado:***

| | 1° enero de 2004 | 31 diciembre de 2004 |
|---|---|---|
| Patrimonio de los accionistas de acuerdo con las normas de la CNV | 450.363.074 | 560.670.334 |
| Registro de impuesto sobre la renta diferido | (76.992.673) | (71.237.333) |
| Efecto incorporación avalúo de propiedades, planta y equipo | 29.842.868 | (55.302.446) |
| Efecto de inflación sobre inventarios finales | (3.871.219) | (2.528.980) |
| Efecto incorporación de activos netos de Valores y Acciones 3103, C.A. | 2.920.001 | (5.183.332) |
| Efecto desconsolidación inventarios de Manpa Centroamérica | (2.772.786) | (3.485.350) |
| Efecto traducción de propiedades, planta y equipo de la filial Vencaribbean Paper Products | 1.894.989 | 6.322.470 |
| Efecto de traducción de filiales del exterior | 4.158.715 | 3.486.025 |
| Efecto de inflación sobre otras partidas no monetarias | (50.421) | (236.714) |
| Efecto de resultado sobre inversiones disponibles para la venta | - | 156.935 |
| Otros, neto | (544.643) | 924.414 |
| Patrimonio según balance general consolidado bajo NIIF | 404.947.905 | 433.586.023 |

**3.2. Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2006.**

## MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**BALANCES GENERALES CONSOLIDADOS**
**30 DE JUNIO 2006, 31 DE DICIEMBRE DE 2005 Y 31 DE DICIEMBRE DE 2004**
**(Expresados en miles de bolívares)**

| | NOTAS | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **ACTIVO** | | | | |
| ACTIVO NO CORRIENTE: | | | | |
| Propiedades, planta y equipo - neto | 2 | 420.247.289 | 432.900.402 | 444.876.361 |
| Participaciones en asociadas y negocios conjuntos | 3 | 1.157.807 | 1.040.295 | 1.847.041 |
| Total activo no corriente | | 421.405.096 | 433.940.697 | 446.723.402 |
| ACTIVO CORRIENTE: | | | | |
| Gastos pagados por anticipado | | 2.545.360 | 1.111.934 | 698.345 |
| Inventarios | 4 | 40.893.551 | 57.511.130 | 32.771.083 |
| Anticipos a proveedores | | 3.453.629 | 3.520.063 | 3.852.252 |
| Efectos y cuentas por cobrar - neto | 5 | 106.498.377 | 95.337.271 | 79.397.112 |
| Inversiones disponibles para la venta | 6 | 900.308 | 8.816.776 | 899.770 |
| Efectivo y equivalentes de efectivo | 7 | 24.103.201 | 16.111.833 | 22.499.405 |
| Total activo corriente | | 178.394.426 | 182.409.007 | 140.117.967 |
| TOTAL | | 599.799.522 | 616.349.704 | 586.841.369 |
| **PATRIMONIO Y PASIVO** | | | | |
| PATRIMONIO: | 8 y 9 | | | |
| Capital social | | 69.632.690 | 69.632.690 | 69.632.690 |
| Resultado acumulado por traducción de filial y negocios conjuntos en el exterior | | 206.308 | 206.308 | 28.224 |
| Utilidades retenidas: | | | | |
| Reserva legal | | 6.963.269 | 6.963.269 | 6.963.269 |
| Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias | | 119.593.551 | 119.593.551 | 119.593.551 |
| No distribuidas | | 216.120.790 | 227.169.429 | 237.211.354 |
| Resultado no realizado en inversiones | 6 | (219.547) | (999.188) | 156.935 |
| Total patrimonio | | 412.297.061 | 422.566.059 | 433.586.023 |
| PASIVO NO CORRIENTE: | | | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo | | 7.159.321 | 3.572.106 | 2.487.419 |
| Impuesto sobre la renta diferido | 11 | 51.775.242 | 54.549.608 | 67.234.527 |
| Total pasivo no corriente | | 58.934.563 | 58.121.714 | 69.721.946 |
| PASIVO CORRIENTE: | | | | |
| Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo | | 1.999.808 | 3.869.781 | 2.694.704 |
| Documentos por pagar | 10 | - | - | 2.486.040 |
| Papeles comerciales | 10 | 7.000.000 | 2.946.531 | 2.890.210 |
| Préstamos a corto plazo | 10 | 33.188.503 | 47.019.985 | 13.459.268 |
| Dividendos por pagar | 8 | 10.494.281 | 8.733.509 | 4.145.728 |
| Impuesto sobre la renta por pagar | 11 | 613.610 | 293.748 | 14.742.783 |
| Cuentas por pagar | 12 | 75.271.696 | 72.798.377 | 43.114.667 |
| Total pasivo corriente | | 128.567.898 | 135.661.931 | 83.533.400 |
| Total pasivo | | 187.502.461 | 193.783.645 | 153.255.346 |
| TOTAL | | 599.799.522 | 616.349.704 | 586.841.369 |

Ver notas a los estados financieros consolidados





# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE RESULTADOS**
**POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004**
**(Expresados en miles de bolívares)**

| | NOTAS | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Ingresos por ventas | 13 | 201.320.910 | 375.060.280 | 383.152.932 |
| Costo de ventas | 14 | 156.066.285 | 284.444.405 | 270.855.826 |
| Utilidad bruta | | 45.254.625 | 90.615.875 | 112.297.106 |
| Costos y gastos: | | | | |
| Gastos de ventas | 14 | 15.924.540 | 30.939.453 | 22.282.173 |
| Gastos generales y administrativos | 14 y 18 | 9.699.024 | 18.985.181 | 17.608.086 |
| Utilidad en venta de activos | | - | - | (341.751) |
| | | 25.623.564 | 49.924.634 | 39.548.508 |
| Utilidad en operaciones | | 19.631.061 | 40.691.241 | 72.748.598 |
| Participación en resultados de negocios conjuntos | 3 | 126.773 | (919.621) | (369.267) |
| Costos financieros | | (3.396.565) | (4.664.484) | (3.013.243) |
| Ingresos financieros | | 482.298 | 678.654 | 445.324 |
| Diferencias en cambio - neto | 20 | (50.732) | 3.565.400 | 2.954.693 |
| Pérdida en operaciones de permuta con títulos valores | | (465.908) | (3.671.665) | (7.411.275) |
| Otros ingresos (egresos): | | | | |
| Provisión para inversiones | | - | - | 366.311 |
| Pérdida neta en contrato de cobertura en moneda extranjera | | - | - | (417.348) |
| Comisiones ADR | | - | (505.370) | (646.810) |
| Impuesto al débito bancario | | (362.470) | (3.089.757) | (3.105.931) |
| Otros - neto | | 14.877 | (623.152) | 561.252 |
| | | (3.651.727) | (9.229.995) | (10.636.294) |
| Utilidad antes de impuestos | | 15.979.334 | 31.461.246 | 62.112.304 |
| Impuesto sobre la renta | 11 | 500.140 | 4.377.017 | (8.425.242) |
| Utilidad neta | | 16.479.474 | 35.838.263 | 53.687.062 |
| Utilidad neta por acción: | | | | |
| Básica | 1 | 7,18 | 15,62 | 23,40 |
| Diluida | 1 | 7,18 | 15,62 | 23,40 |

Ver notas a los estados financieros consolidados

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO**
**POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004**
**(Expresados en miles de bolívares)**

| | NOTAS | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| ACTIVIDADES OPERACIONALES: | | | | |
| Utilidad neta | | 16.479.474 | 35.838.263 | 53.687.062 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto | | | | |
| por las actividades operacionales: | | | | |
| Diferencias en cambio - neto | 20 | 50.732 | (3.565.400) | (2.954.693) |
| Participación en resultados de negocios conjuntos | | (126.773) | 919.621 | 369.267 |
| Impuesto sobre la renta diferido | 11 | (2.774.366) | (12.684.919) | (10.838.938) |
| Provisión para impuestos | 11 | 2.274.226 | 8.307.902 | 19.264.180 |
| Resultado no realizado en inversiones | | - | (1.156.123) | 156.935 |
| Resultado realizado en inversiones | | 779.641 | - | - |
| Resultado por traducción de filial y negocios conjuntos | | 9.261 | (803.587) | (1.876.643) |
| Resultado en venta de propiedades, planta y equipo | 2 | - | - | 341.751 |
| Costos financieros | | 3.396.565 | 4.664.484 | 3.013.243 |
| Ingresos financieros | | (482.298) | (678.654) | (445.324) |
| Depreciación | 2 | 11.610.807 | 22.299.074 | 21.584.495 |
| Flujos de efectivo operativos antes de los movimientos de capital de trabajo | | 31.217.269 | 53.140.661 | 82.301.335 |
| Cambios en activos y pasivos operacionales: | | | | |
| Disminución (aumento) en: | | | | |
| Efectos y cuentas por cobrar | | (11.161.106) | (12.204.966) | (23.103.766) |
| Anticipos a proveedores | | 66.434 | 1.873.901 | (600.012) |
| Inventarios | | 16.617.579 | (24.740.047) | 6.146.674 |
| Gastos pagados por anticipado | | (1.433.426) | (413.589) | 108.981 |
| Aumento (disminución) en: | | | | |
| Cuentas por pagar | | 2.422.587 | 26.397.944 | (8.106.374) |
| Apartado para prestaciones por antigüedad, neto de pagos | | 1.717.242 | 2.259.764 | 696.779 |
| Intereses pagados | | (3.021.495) | (3.246.770) | (2.751.837) |
| Intereses cobrados | | 482.298 | 678.654 | 445.324 |
| Impuestos pagados | | (1.954.364) | (22.756.937) | (11.182.257) |
| Efectivo neto provisto por las actividades operacionales | | 34.953.018 | 20.988.615 | 43.954.847 |
| ACTIVIDADES DE INVERSIÓN: | | | | |
| Disminución (aumento) en inversiones disponibles para la venta | 6 | 7.916.468 | (7.917.006) | (791.970) |
| Venta (adquisición) de propiedades, planta y equipo | 2 | 1.042.306 | (9.454.319) | (12.825.486) |
| Efectivo neto provisto (usado) por las actividades de inversión | | 8.958.774 | (17.371.325) | (13.617.456) |
| ACTIVIDADES DE FINANCIAMIENTO: | | | | |
| Aumento en préstamos a corto plazo | 10 | (14.206.552) | 32.143.003 | 2.518.700 |
| Importe de la emisión de papeles comerciales | 10 | 7.000.000 | 8.808.700 | 11.937.900 |
| Amortización de papeles comerciales | 10 | (2.946.531) | (8.752.379) | (14.475.232) |
| (Disminución) aumento en documentos por pagar | 10 | - | (2.486.040) | 1.263.309 |
| Dividendos en efectivo | 8 | (25.767.341) | (41.292.407) | (26.267.362) |
| Efectivo neto usado por las actividades de financiamiento | | (35.920.424) | (11.579.123) | (25.022.685) |
| (DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | | 7.991.368 | (7.961.833) | 5.314.706 |
| EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO | 7 | - | 1.574.261 | 3.418.780 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO | 7 | 16.111.833 | 22.499.405 | 13.765.919 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO | | 24.103.201 | 16.111.833 | 22.499.405 |

Ver notas a los estados financieros consolidados





# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**ESTADOS DE MOVIMIENTO CONSOLIDADOS EN LAS CUENTAS DE PATRIMONIO**
**POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2006 Y**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 y 2004**
**(Expresados en miles de bolívares)**

| | | | | Utilidades retenidas | | | |
|---|---|---|---|---|---|---|---|
| | Capital social | Resultado acumulado por traducción de filial y negocios conjuntos | Reserva legal | Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias | No distribuidas | Resultado no realizado en inversiones | Total patrimonio |
| SALDOS AL 31 DE DICIEMBRE DE 2003 | 69.632.690 | - | 6.963.269 | 119.593.551 | 208.758.395 | - | 404.947.905 |
| Valor razonable de inversiones disponibles para la venta | - | - | - | - | - | 156.935 | 156.935 |
| Resultado por traducción | - | 28.224 | - | - | - | - | 28.224 |
| Pérdida reconocida directamente en el patrimonio | - | 28.224 | - | - | - | 156.935 | 185.159 |
| Utilidad neta del año | - | - | - | - | 53.687.062 | - | 53.687.062 |
| Total utilidades y pérdidas reconocidas en el año | - | 28.224 | - | - | 53.687.062 | 156.935 | 53.872.221 |
| Dividendos decretados | - | - | - | - | (25.234.103) | - | (25.234.103) |
| SALDOS AL 31 DE DICIEMBRE DE 2004 | 69.632.690 | 28.224 | 6.963.269 | 119.593.551 | 237.211.354 | 156.935 | 433.586.023 |
| Valor razonable de inversiones disponibles para la venta | - | - | - | - | - | (1.156.123) | (1.156.123) |
| Resultado por traducción | - | 178.084 | - | - | - | - | 178.084 |
| Pérdida reconocida directamente en el patrimonio | - | 178.084 | - | - | - | (1.156.123) | (978.039) |
| Utilidad neta del año | - | - | - | - | 35.838.263 | - | 35.838.263 |
| Total utilidades y pérdidas reconocidas en el año | - | 178.084 | - | - | 35.838.263 | (1.156.123) | 34.860.224 |
| Dividendos decretados | - | - | - | - | (45.880.188) | - | (45.880.188) |
| SALDOS AL 31 DE DICIEMBRE DE 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |
| Utilidad neta del año | - | - | - | - | 16.479.474 | - | 16.479.474 |
| Total utilidades y pérdidas reconocidas en el año | - | - | - | - | 16.479.474 | - | 16.479.474 |
| Resultado realizado de inversiones disponibles para la venta | - | - | - | - | - | 779.641 | 779.641 |
| Dividendos decretados | - | - | - | - | (27.528.113) | - | (27.528.113) |
| SALDOS AL 30 DE JUNIO DE 2006 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 216.120.790 | (219.547) | 412.297.061 |

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

## NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO DE SEIS MESES FINALIZADO EL 30 DE JUNIO DE 2006 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2005 Y 2004 (En miles de bolívares)

### 1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

***Organización*** – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

***Adopción de las Normas Internacionales de Información Financiera (NIIF)*** – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

***Políticas contables significativas*** – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

**a.** ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos,
- La vida útil de las propiedades, planta y equipo,
- La valoración del fondo de comercio,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

**b.** ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios, al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21"Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa; sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Excepcionalmente, las siguientes entidades, de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

| Entidad | % de derechos a voto | Razón por la que no se considera Asociada |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Corporación Forestal Orinoco, C.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Fibras Secundarias, S.A. | 33 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |
| Central Cariaco | 25,62 | La Compañía no posee influencia significativa sobre las operaciones de la asociada. |

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

***Participación en negocios conjuntos*** – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor

reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | **Años** |
|---|---|
| Edificios | 10-30 |
| Maquinarias y equipos | 7-20 |
| Vehículos | 3-6 |
| Muebles, enseres y otros | 3-5 |

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan

sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

**h.** ***Arrendamientos operativos*** **–** Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los

instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones y papeles comerciales*** – Los préstamos y obligaciones y papeles comerciales se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

**p.** ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía; concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/ o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se

reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 11 y 21)

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir.

q. ***Procedimientos judiciales y/ o reclamaciones en curso –*** Al cierre del año 2005 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos –*** Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad –*** Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

## 2. PROPIEDADES, PLANTA Y EQUIPO

Para el periodo de seis meses terminado el 30 de junio de 2006 y los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

| | Terrenos y edificios | Maquinarias y equipos | Mobiliario, vehículos y equipo | Construcciones en proceso | Total |
|---|---|---|---|---|---|
| **COSTO:** | | | | | |
| Al 31 de diciembre de 2003 | 90.119.622 | 358.507.147 | 6.765.472 | - | 455.392.241 |
| Adiciones | 17.749 | 1.577.993 | 879.830 | 10.349.914 | 12.825.486 |
| Retiros | - | (3.861) | (6.050) | - | (9.911) |
| Efecto por traducción de filial del exterior | 218.567 | 834.010 | 19.385 | - | 1.071.962 |
| Al 31 de diciembre de 2004 | 90.355.938 | 360.915.289 | 7.658.637 | 10.349.914 | 469.279.778 |
| Adiciones | 41.330 | 2.943.164 | 1.676.524 | 4.793.301 | 9.454.319 |
| Traspasos | - | 13.749.783 | - | (13.749.783) | - |
| Efecto por traducción de filial del exterior | 156.895 | 599.444 | 13.934 | 489.070 | 1.259.343 |
| Al 31 de diciembre de 2005 | 90.554.163 | 378.207.680 | 9.349.095 | 1.882.502 | 479.993.440 |
| Adiciones | - | 441.088 | - | - | 441.088 |
| Traspasos | 57.507 | 889.498 | 130.247 | (1.077.252) | - |
| Retiros | (1.440.994) | (44.348) | - | | (1.485.342) |
| Al 30 de junio de 2006 | 89.170.676 | 379.493.918 | 9.479.342 | 805.250 | 478.949.186 |
| **DEPRECIACIÓN ACUMULADA:** | | | | | |
| Al 31 de diciembre de 2003 | (189.387) | (2.139.567) | (20.915) | - | (2.349.869) |
| Adiciones | (3.851.609) | (16.710.512) | (1.022.374) | - | (21.584.495) |
| Retiros | - | - | 9.835 | - | 9.835 |
| Efecto por traducción de filial del exterior | (38.489) | (445.134) | 4.735 | - | (478.888) |
| Al 31 de diciembre de 2004 | (4.079.485) | (19.295.213) | (1.028.719) | - | (24.403.417) |
| Adiciones | (3.853.511) | (17.436.828) | (1.008.735) | - | (22.299.074) |
| Efecto por traducción de filial del exterior | (33.460) | (355.192) | (1.895) | - | (390.547) |
| Al 31 de diciembre de 2005 | (7.966.456) | (37.087.233) | (2.039.349) | - | (47.093.038) |
| Adiciones | (1.845.851) | (9.024.122) | (740.834) | - | (11.610.807) |
| Traspasos | | | | | |
| Retiros | - | 1.948 | - | - | 1.948 |
| Al 30 de junio de 2006 | (9.812.307) | (46.109.407) | (2.780.183) | - | (58.701.897) |
| Total al 30 de junio de 2006 | 79.358.369 | 333.384.511 | 6.699.159 | 805.250 | 420.247.289 |
| Total al 31 de diciembre de 2005 | 82.587.707 | 341.120.447 | 7.309.746 | 1.882.502 | 432.900.402 |
| Total al 31 de diciembre de 2004 | 86.276.453 | 341.620.076 | 6.629.918 | 10.349.914 | 444.876.361 |

La Compañía ha dado en garantía ciertos activos fijos (Véase la Nota 21).

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad,

entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos. El importe de los propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2005, ascienden a Bs. 9.500 millones y Bs. 10.745 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 y 2004, los activos dados en arrendamientos ascienden a Bs. 9.928 millones y Bs. 10.410 millones, respectivamente (Véase Nota 16).

Al 31 de diciembre de 2005 la Compañía mantiene activos por Bs. 7.359 millones, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2005, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 1.078 millones.

## 3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Participaciones en empresas asociadas | - | - | - |
| Participaciones en negocios conjuntos | 1.157.807 | 1.040.295 | 1.847.041 |
| | 1.157.807 | 1.040.295 | 1.847.041 |

***Participaciones en empresas asociadas***

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

| | % | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | 2.577.243 | 2.577.243 | 2.577.243 |
| Corporación Forestal Orinoco, C.A. | 33 | 769.112 | 769.112 | 769.112 |
| Central Cariaco | 25,62 | 88.371 | 88.371 | 88.371 |
| Fibras Secundarias, S.A. | 33 | 80.619 | 80.619 | 80.619 |
| | | 3.515.345 | 3.515.345 | 3.515.345 |
| Menos – pérdidas por deterioro | | (3.515.345) | (3.515.345) | (3.515.345) |
| | | - | - | - |

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

***Participaciones en negocios conjuntos***

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

| | % | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Simco Recycling Inc. | 50 | (2.432.726) | (2.432.726) | (1.110.720) |
| Manpa Centroamérica, C.A. | 50 | 3.590.794 | 3.473.021 | 2.957.761 |
| | | 1.157.807 | 1.040.295 | 1.847.041 |

## 4. INVENTARIOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los inventarios se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Productos terminados | 17.546.419 | 20.656.984 | 8.688.241 |
| Productos en proceso | 453.208 | 366.120 | 73.411 |
| Materias primas | 15.155.741 | 18.567.845 | 17.322.102 |
| Repuestos | 7.810.882 | 6.998.642 | 5.661.140 |
| Inventario en tránsito | 1.590.584 | 12.584.822 | 3.081.668 |
| | 42.556.834 | 59.174.413 | 34.826.562 |
| Menos – provisión para obsolescencia | (1.663.283) | (1.663.283) | (2.055.479) |
| | 40.893.551 | 57.511.130 | 32.771.083 |

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo, sin embargo, una parte de los inventarios de repuestos podrían ser utilizados en más de un ejercicio.

Los compromisos de compra de materias primas (pulpa de papel y desperdicios) para el año 2006 ascienden a Bs. 9.942 millones.

Para el 30 de junio de 2006 y los años terminados el 31 de diciembre de 2005 y 2004, el movimiento de la provisión para obsolescencia se componen de (en miles de bolívares):





| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Saldo inicial | (1.663.283) | (2.055.479) | (1.080.000) |
| Provisión | - | - | (975.479) |
| Reverso | - | 392.196 | - |
| Saldo final | (1.663.283) | (1.663.283) | (2.055.479) |

El reverso de la provisión está fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

## 5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Comerciales | 70.275.189 | 56.958.238 | 62.507.057 |
| Compañías relacionadas (Nota 17) | 7.294.520 | 12.413.496 | 10.946.691 |
| Empleados | 813.418 | 429.642 | 482.280 |
| Deudores diversos | 980.555 | 872.084 | 599.333 |
| Impuesto sobre la renta pagado por anticipado | 721.566 | 2.400.339 | - |
| IVA – pagado en exceso (Nota 11) | 19.525.506 | 14.904.864 | 4.277.288 |
| Crédito fiscal IVA – Neto por compensar (Nota 11) | 1.285.501 | 1.492.571 | - |
| Depósitos dados en garantía | 7.523.954 | 7.523.954 | 2.533.503 |
| | 108.420.209 | 96.995.188 | 81.346.152 |
| Menos – provisión para cuentas de cobro dudoso | (1.921.832) | (1.657.917) | (1.949.040) |
| | 106.498.377 | 95.337.271 | 79.397.112 |

El período promedio de crédito otorgado a los clientes nacionales oscila entre 7 y 60 días, y para clientes de exportación entre 60 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Saldo inicial | (1.657.917) | (1.949.040) | (2.999.993) |
| Provisión | (515.564) | (772.485) | (1.207.193) |
| Castigos | 251.649 | 1.063.608 | 2.258.146 |
| Saldo final | (1.921.832) | (1.657.917) | (1.949.040) |

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable.

Los compromisos de ventas para el año 2006 ascienden a Bs. 26.888 millones.

## 6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2006, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Inversiones y acciones disponibles para la venta | 900.308 | 902.184 | 899.770 |
| Bonos disponibles para la venta | - | 7.914.592 | - |
| | 900.308 | 8.816.776 | 899.770 |

***Inversiones y acciones disponibles para la venta***

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Portafolio de inversión | 757.702 | 759.578 | 677.749 |
| Acciones en: | | | |
| Central Portuguesa, S.A. | 354.516 | 354.516 | 354.516 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 142.606 | 142.606 | 222.021 |
| Corporación Forestal Venezuela, C.A. | 47.817 | 47.817 | 47.817 |
| | 1.302.641 | 1.304.517 | 1.302.103 |
| Menos – pérdidas por deterioro | (402.333) | (402.333) | (402.333) |
| | 900.308 | 902.184 | 899.770 |

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 77.5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

***Bonos disponibles para la venta***

Al 31 de diciembre de 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

| | **Costo de adquisición** | **Resultado no realizado** | **Valor razonable** |
|---|---|---|---|
| Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75% | 4.495.650 | (476.539) | 4.019.111 |
| Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00% | 4.495.650 | (600.169) | 3.895.481 |
| | 8.991.300 | (1.076.708) | 7.914.592 |

Al 31 de diciembre de 2005, la Compañía mantiene Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio. Estas pérdidas no realizadas no representan un deterioro permanente del valor de mercado de los bonos.

Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encuentran garantizando préstamos recibidos de una institución financiera. (Véase Nota 10)

***Resultado no realizado en inversiones***

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Inversiones y acciones disponibles para la venta | 77.520 | 77.520 | 156.935 |
| Bonos disponibles para la venta | (297.067) | (1.076.708) | - |
| | (219.547) | (999.188) | 156.935 |

## 7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 30 de junio de 2006 y el 31 de diciembre de 2005 y 2004, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Efectivo en caja y bancos | 5.233.679 | 2.808.221 | 8.347.453 |
| Colocaciones bancarias | 18.869.522 | 13.303.612 | 14.151.952 |
| | 24.103.201 | 16.111.833 | 22.499.405 |

## 8. PATRIMONIO

***Capital social***

El capital social de la Compañía comprende Bs. 22.940.094.240 de capital social compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas, registrado ante las autoridades competentes y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor

nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

***Reserva legal***

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

***Resultado acumulado por traducción de filial y negocios conjuntos en el exterior***

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

| | **2006** | **2005** | **2004** |
|---|---|---|---|
| Filial: | | | |
| Vencaribbean Paper Products, Ltd. | (347.673) | (347.673) | (322.884) |
| Negocios Conjuntos: | | | |
| Manpa Centroamérica, C.A. | 829.702 | 829.702 | 472.575 |
| Simco Recycling Inc. | (275.721) | (275.721) | (121.467) |
| | 206.308 | 206.308 | 28.224 |

***Dividendos en efectivo***

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12,00 por acción, para un total de Bs. 27.528.113.080.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 07 de octubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

***Utilidades retenidas***

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2005 y 2004, el déficit acumulado de las filiales incluidas en las utilidades retenidas asciende Bs. 7.207 millones y Bs. 7.320 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 35.531 millones y Bs. 208.122 millones, respectivamente, al 31 de diciembre de 2005; y Bs. 62.775 millones y Bs. 218.471 millones, respectivamente, al 31 de diciembre de 2004, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio N° CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2005 y 2004 la utilidad neta incluye Bs. 7.683 millones y Bs. 19.057 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

***American Depositary Receipt (ADR)***

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2005, el número de ADR en circulación es de 31.959.483.

## 9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

Al 31 de diciembre de 2005, la Compañía es poseída en un 70,53% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 20).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

## 10. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los papeles comerciales y préstamos a corto plazo están conformados por lo siguiente (en miles de bolívares):

| | 2005 | 2006 | 2004 |
|---|---|---|---|
| Emisión de papeles comerciales | 7.000.000 | 2.946.531 | 2.890.210 |
| Préstamos a corto plazo | 33.188.503 | 47.019.985 | 13.459.268 |
| Documentos por pagar | - | - | 2.486.040 |
| | 40.188.503 | 49.966.516 | 18.835.518 |

***Emisión de obligaciones y papeles comerciales***

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

| | 2005 | 2006 | 2004 |
|---|---|---|---|
| **Bolívares:** | | | |
| Interés fijo | 7.000.000 | 2.946.531 | 2.890.210 |

***Préstamos a corto plazo***

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los préstamos a corto plazo están representados por (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables. | 33.188.503 | 47.019.985 | 13.459.268 |

Al 30 de junio de 2006, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 115.905.300, y tiene disponibles Bs. 30.485.571, neto de cartas de crédito vigentes (véase nota 21), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 10,75% y 15% para el semestre finalizado el 30 de junio de 2006 y 10,5% y 15% para el año 2005 y 12,46% y 15,17% para el año 2004.

## 11. PROVISIÓN PARA IMPUESTOS

***Grupo Fiscal Consolidado***

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

***Ejercicios sujetos a inspección fiscal***

Al 31 de diciembre de 2005, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2005, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 7.324 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

***Saldos mantenidos con la Administración Fiscal***

Los saldos deudores y acreedores con la Administración Fiscal al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, son los siguientes (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cuentas por cobrar: | | | |
| Impuesto sobre la renta pagado en exceso | 721.566 | 2.400.339 | - |
| IVA – pagado en exceso | 19.525.506 | 14.904.864 | 4.277.288 |
| Crédito fiscal IVA – neto por compensar | 1.285.501 | 1.492.571 | - |
| | 21.532.573 | 18.797.774 | 4.277.288 |
| Cuentas por pagar: | | | |
| Impuesto sobre la renta por pagar | 613.610 | 293.748 | 14.742.783 |
| IVA de terceros retenido por pagar | 1.009.814 | 918.252 | 740.529 |
| | 1.623.424 | 1.212.000 | 15.483.312 |

Con fechas 24 y 28 de noviembre de 2005, la Compañía introdujo ante la Administración Fiscal solicitud de compensación de tributos de IVA pagados en exceso, por Bs. 11.168 millones. De acuerdo con lo establecido en la normativa vigente, la Administración tiene un plazo máximo de 90 días hábiles para pronunciarse sobre tal solicitud. Ante el silencio administrativo por parte de la Administración, la Compañía podrá ejercer acciones ante otras instancias.

***Impuesto sobre la renta***

La provisión para impuesto sobre la renta al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, se detalla a continuación (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Impuesto sobre la renta neta fiscal | 2.485.887 | 8.820.272 | 20.223.124 |
| Menos: | | | |
| Rebaja por inversiones en propiedades, planta y equipo y otros créditos | (211.661) | (1.341.708) | (366.847) |
| | 2.274.226 | 7.478.564 | 19.856.277 |
| Impuesto sobre la renta de ejercicio anterior | - | 829.338 | (592.097) |
| Total impuesto sobre la renta corriente | 2.274.226 | 8.307.902 | 19.264.180 |
| Impuesto sobre la renta diferido | (2.774.366) | (12.684.919) | (10.838.938) |
| | (500.140) | (4.377.017) | 8.425.242 |

Durante los años terminados el 31 de diciembre de 2005 y 2004, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de

impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | **Bs.** | **%** | **Bs.** | **%** |
| Impuesto y tasa fiscal aplicable a la utilidad según libros | 10.694.824 | 34 | 21.118.183 | 34 |
| Diferencia de base en inventarios y activos fijos | 4.961.660 | 16 | 8.259.300 | 13 |
| Ajuste fiscal por inflación | (8.108.928) | (26) | (7.609.773) | (12) |
| Dividendos recibidos | | | | |
| Ingresos del exterior | | | | |
| Otros gastos no deducibles | 4.383.932 | 14 | 2.028.287 | 3 |
| Otros ingresos no gravables | (3.111.216) | (10) | (3.107.812) | (5) |
| Otros netos | | | (465.061) | (1) |
| | **2005** | | **2004** | |
| | **Bs.** | **%** | **Bs.** | **%** |
| Efecto de rebaja por inversiones en propiedades, planta y equipos | (1.341.708) | (4) | (366.847) | (1) |
| Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros | 7.478.564 | 24 | 19.856.277 | 31 |

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta

neta fiscal del año terminado el 31 de diciembre de 2004. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2005, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2005, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. incluyen pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2005 y 2004, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 9.476 millones y Bs. 4.245 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, se muestra a continuación (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Pasivo por impuesto sobre la renta diferido** | | | |
| Diferencias de base sobre propiedades, planta y equipo | 71.642.726 | 74.491.457 | 84.325.609 |
| Ingresos por arrendamientos sobre la base del efectivo | 1.289.889 | 1.189.084 | 829.880 |
| | 72.932.615 | 75.680.541 | 85.155.489 |
| **Activo por impuesto sobre la renta diferido** | | | |
| Diferencias de base sobre inventarios | 13.006.390 | 12.316.343 | 9.244.579 |
| Provisiones y apartados | 5.395.146 | 5.231.073 | 4.643.953 |
| Diferencias de base sobre inversiones | 1.792.672 | 1.667.067 | 3.857.467 |
| Pérdidas fiscales trasladables | 918.187 | 1.836.373 | 94.886 |
| Créditos fiscales trasladables | 44.978 | 80.077 | 80.077 |
| | 21.157.373 | 21.130.933 | 17.920.962 |
| Neto de impuesto diferido | 51.775.242 | 54.549.608 | 67.234.527 |

## 12. CUENTAS POR PAGAR

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Comerciales | 54.105.761 | 53.780.859 | 27.667.140 |
| Partes relacionadas (Nota 17) | 7.000.919 | 8.585.122 | 5.215.910 |
| Otros | 4.848.679 | 2.229.675 | 1.024.093 |
| IVA de terceros retenido por pagar | 1.009.814 | 918.252 | 740.529 |
| Gastos acumulados por pagar | 8.306.523 | 7.284.469 | 8.466.995 |
| | 75.271.696 | 72.798.377 | 43.114.667 |

La cuenta de acreedores comerciales y otras cuentas a pagar incluye principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 180 días y nacionales oscila entre anticipos y 65 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2005 y 2004, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 1.505 millones y Bs. 1.781 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.
- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorias de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorias generen un faltante, el licenciado deberá reconocer los gastos de tal auditoria.

## 13. INGRESOS

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los ingresos se componen de lo siguiente (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Ventas de bienes | 199.399.576 | 373.406.646 | 382.426.108 |
| Ingresos por alquileres | 1.120.527 | 845.910 | 231.000 |
| Ingresos por servicios | 800.807 | 807.724 | 495.824 |
| | 201.320.910 | 375.060.280 | 383.152.932 |

## 14. RESULTADOS DEL AÑO

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Depreciación y amortización | 11.610.807 | 22.299.074 | 21.584.495 |
| Costo de inventario reconocido en resultados | 80.684.911 | 169.488.295 | 160.785.492 |
| Beneficios a empleados | 26.227.306 | 42.954.679 | 32.284.867 |

## 15. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

***Criterios de segmentación***

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

***Segmentos principales de negocio***

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre al 30 de junio de 2006; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

La compañía centró sus actividades en las siguientes grandes líneas de negocio:

***Papel impresión, escritura y embalaje*** – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

***Papel tissue*** – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

***Servicios y alquileres*** – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

***Corporativos*** – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los

costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

***Segmento geográfico***

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

***Bases y metodología de la información por segmentos de negocio***

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el periodo de seis meses finalizado el 30 de junio de 2006 y los años terminados el 31 de diciembre 2005 y 2004 (en miles de bolívares):

| 2006 | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 97.434.563 | 93.708.312 | 1.921.334 | - | 193.064.209 |
| Ventas de exportación | 1.984.205 | 6.272.496 | - | - | 8.256.701 |
| Ventas entre segmentos - local | - | - | 4.789.490 | (4.789.490) | - |
| Ventas entre segmentos - exportación | 92.710 | 2.661.873 | - | (2.754.583) | - |
| Total ingresos | 99.511.478 | 102.642.681 | 6.710.824 | (7.544.073) | 201.320.910 |
| Costos y gastos | 93.001.777 | 91.492.544 | 6.157.589 | (9.027.178) | 181.624.732 |
| Resultado de operación | 6.509.701 | 11.150.137 | 553.235 | 1.483.105 | 19.696.178 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | 126.773 |
| Ingresos financieros | - | - | - | - | 482.298 |
| Gastos financieros y otros | - | - | - | - | (4.325.915) |
| Resultados antes de impuestos | - | - | - | - | 15.979.334 |
| Resultado después de impuestos | - | - | - | - | 16.479.474 |
| Depreciación | 5.750.624 | 4.857.088 | 1.003.095 | - | 11.610.807 |
| Inversiones de capital | 1..357.348 | 30.745 | - | - | 1.388.093 |

| 2006 | Papel impresión, escritura y embalaje | Papel tissue | Servicios y alquileres | Eliminaciones | Total |
|---|---|---|---|---|---|
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 245.984.746 | 248.611.676 | 37.486.343 | (27.833.194) | 504.249.571 |
| Activos por segmentos corporativos | - | - | - | - | 6.899.297 |
| Participaciones en empresas asociadas | 1.157.807 | - | - | - | 1.157.807 |
| Activos corporativos no distribuidos | - | - | - | - | 87.492.847 |
| Activo total consolidado | | | | | 599.799.522 |
| Pasivo | | | | | |
| Pasivos por segmentos | 43.528.038 | 10.390.246 | 146.574 | (27.833.194) | 26.231.664 |
| Pasivos por segmentos corporativos | - | - | - | - | 9.159.129 |
| Pasivos corporativos no distribuidos | - | - | - | | 152.111.668 |
| Pasivo total consolidado | | | | | 187.502.461 |

| Diciembre 2005 | | | | | |
|---|---|---|---|---|---|
| **Estado de Resultados** | | | | | |
| Ventas locales | 192.580.704 | 156.416.297 | 1.653.634 | - | 350.650.635 |
| Ventas de exportación | 14.247.896 | 10.161.749 | - | - | 24.409.645 |
| Ventas entre segmentos - local | - | - | 8.226.918 | (8.226.918) | - |
| Ventas entre segmentos - exportación | 40.707 | 5.327.337 | - | (5.368.044) | - |
| Total ingresos | 206.869.307 | 171.905.383 | 9.880.552 | (13.594.962) | 375.060.280 |
| Costos y gastos | 173.194.361 | 163.666.603 | 10.424.202 | (12.916.127) | 334.369.039 |
| Resultado de operación | 33.674.946 | 8.238.780 | (543.650) | (678.835) | 40.691.241 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | (919.621) |
| Ingresos financieros | - | - | - | - | 678.654 |
| Gastos financieros y otros | - | - | - | - | (8.989.028) |
| Resultados antes de impuestos | - | - | - | - | 31.461.246 |
| Resultado después de impuestos | - | - | - | - | 35.838.263 |
| Depreciación | 9.253.411 | 9.075.817 | 3.969.846 | - | 22.299.074 |
| Inversiones de capital | 3.482.764 | 5.970.150 | 1.405 | - | 9.454.319 |
| **Balance general** | | | | | |
| Activo | | | | | |
| Activos por segmentos | 260.684.025 | 250.978.288 | 42.728.449 | (10.068.085) | 544.322.677 |
| Activos por segmentos corporativos | - | - | - | - | 7.657.232 |
| Participaciones en empresas asociadas | 1.040.295 | - | - | - | 1.040.295 |
| Activos corporativos no distribuidos | - | - | - | - | 63.329.500 |
| Activo total consolidado | | | | | 616.349.704 |
| Pasivo | | | | | |
| Pasivos por segmentos | 37.679.175 | 34.496.330 | 6.350.101 | (20.623.668) | 57.901.938 |
| Pasivos por segmentos corporativos | - | - | - | - | 187.356 |
| Pasivos corporativos no distribuidos | - | - | - | - | 135.694.351 |
| Pasivo total consolidado | | | | | 193.783.645 |

## Diciembre 2004

| Estado de Resultados | | | | | |
|---|---|---|---|---|---|
| Ventas locales | 229.398.076 | 124.997.520 | 726.824 | - | 355.122.420 |
| Ventas de exportación | 15.993.564 | 12.036.948 | - | - | 28.030.512 |
| Ventas entre segmentos - local | - | - | 6.041.004 | (6.041.004) | - |
| Ventas entre segmentos - exportación | 345.599 | 2.392.249 | - | (2.737.848) | - |
| Total ingresos | 245.737.239 | 139.426.717 | 6.767.828 | (8.778.852) | 383.152.932 |
| Costos y gastos | 180.224.101 | 130.066.754 | 8.584.560 | (8.471.081) | 310.404.334 |
| Resultado de operación | 65.513.138 | 9.359.963 | (1.816.732) | (307.771) | 72.748.598 |
| Participación de resultados de empresas bajo negocios conjuntos | - | - | - | - | (369.267) |
| Ingresos financieros | - | - | - | - | 445.324 |
| Gastos financieros y otros | - | - | - | - | (10.712.351) |
| Resultados antes de impuestos | - | - | - | - | 62.112.304 |
| Resultado después de impuestos | - | - | - | - | 53.867.062 |
| Depreciación | 10.605.028 | 8.617.980 | 2.361.487 | - | 21.584.495 |
| Inversiones de capital | 970.397 | 11.855.044 | 45 | - | 12.825.486 |

| Balance general | | | | | |
|---|---|---|---|---|---|
| Activo | | | | | |
| Activos por segmentos | 261.448.840 | 254.946.852 | 41.874.871 | (17.722.787) | 540.547.776 |
| Activos por segmentos corporativos | - | - | - | - | 8.443.393 |
| Participaciones en empresas asociadas | 1.847.041 | - | - | - | 1.847.041 |
| Activos corporativos no distribuidos | - | - | - | - | 36.003.159 |
| Activo total consolidado | | | | | 586.841.369 |
| Pasivo | | | | | |
| Pasivos por segmentos | 18.068.520 | 26.457.136 | 6.662.035 | (22.955.877) | 28.231.814 |
| Pasivos por segmentos corporativos | - | - | - | - | 10.235.333 |
| Pasivos corporativos no distribuidos | - | - | - | - | 114.788.199 |
| Pasivo total consolidado | | | | | 153.255.346 |

## 16. ARRENDAMIENTOS OPERATIVOS

### *La Compañía como arrendador*

Los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 1.121 millones para el período de seis meses terminado el 30 de junio de 2006 (Bs. 846 millones de bolívares en diciembre de 2005 y Bs. 231 millones en diciembre de 2004).

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a dos (2) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2005 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Menos de un año | 2.139.036 | 845.910 |
| Hasta dos años | 4.278.074 | 1.691.819 |
| | 6.417.110 | 2.537.729 |

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (véase Nota 2).

***La Compañía como arrendatario***

La Compañía tiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; sin embargo, los mismos no revisten importancia para los estados financieros consolidados.

## 17. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

La Compañía y sus filiales tienen saldos y efectúan transacciones importantes con empresas relacionadas; debido a estas relaciones, es posible que los términos acordados entre las partes no fueran los mismos a aquellos que pudieran resultar de transacciones con empresas no relacionadas entre sí.

Durante los años 2005 y 2004, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

| | 2005 | 2004 |
|---|---|---|
| Ventas de inventarios | 9.332.460 | 7.618.484 |
| Compras de inventarios | 9.172.106 | 16.785.609 |
| Compras de energía eléctrica | 17.426.164 | 14.029.667 |
| Servicios administrativos | 25.340 | 24.320 |

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

| | 2005 | 2005 | 2004 |
|---|---|---|---|
| Cuentas por cobrar: | | | |
| MANPA Centroamérica, C.A. (negocio conjunto) | 1.889.028 | 7.011.952 | 6.499.132 |
| Simco Recycling, Inc. (negocio conjunto) | 4.858.011 | 4.816.468 | 3.884.667 |
| Agroindustrial Mandioca, C.A. (empresa asociada) | 268.253 | 342.150 | 380.327 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 225.907 | 203.848 | 150.409 |
| Turboven Maracay Company Inc. Sucursal * | 32.674 | 31.117 | 31.117 |
| Agropecuaria Mandioca, C.A. (empresa asociada) | 1.040 | 1.040 | 1.039 |
| Turbogeneradores Maracay, C.A. * | 19.607 | 6.921 | - |
| | 7.294.520 | 12.413.496 | 10.946.691 |
| Cuentas por pagar: | | | |
| Simco Recycling, Inc. (negocio conjunto) | 3.306.448 | 4.290.388 | 2.629.056 |
| Turbogeneradores Maracay, C.A. * | - | 3.411.542 | 2.459.717 |
| MANPA Centroamérica, C.A. (negocio conjunto) | 3.558.009 | 763.250 | - |
| Turboven Maracay Company Inc. * | 101.746 | 100.160 | 100.160 |
| Turboven Cagua Company Inc. * | 19.782 | 19.782 | 19.782 |
| Agroindustrial Mandioca, C.A. (empresa asociada) | 14.934 | - | 7.195 |
| | 7.000.919 | 8.585.122 | 5.215.910 |

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la Compañía no ha creado provisión alguna para insolvencias en relación con los montos por cobrar a compañías relacionadas, por considerar que no hay dudas sobre la recuperación de los mismos.

Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

## 18. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

### *Junta Directiva*

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2005 a la Junta Directiva por este concepto ascendió a Bs. 469,7 millones (Bs. 226,4 millones en el año 2004).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2005 y 2004 fue de Bs. 29.400 y Bs. 24.700 en el 2005, y Bs. 24.700 Bs. 19.400 en el 2004, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2005 fue de Bs. 1.058,4millones(Bs. 829,9 millones en el año 2004).

***Retribuciones salariales***

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2005 por las 41 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 5.349,7 millones (unos Bs. 4.458,1 millones en el año 2004 por 40 personas).

***Compromisos por seguros y otros conceptos***

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2005 ascendió a Bs. 42,3 millones, aproximadamente (Bs. 34,9 millones en el año 2004).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

| | **2005** | **2004** |
|---|---|---|
| Retribuciones a corto plazo a administradores | 4.814.730 | 4.012.275 |
| Prestaciones post empleo | 534.970 | 445.808 |
| Retribuciones a la Junta Directiva | 1.528.183 | 1.056.348 |

## 19. GERENCIA DE RIESGO

***Riesgos de interés, tipo de cambio y precios***

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios, sin embargo, la gerencia permanentemente

monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el período de seis meses terminado el 30 de junio de 2006, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

***Riesgos de crédito***

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

***Control de precios***

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

## 20. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2006 y 31 de diciembre de 2005 y 2004, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 y Bs. 1.920,00 por US$ 1,00, respectivamente, (en miles de dólares estadounidenses):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (En miles de US$) | |
| Activo: | | | |
| Efectivo e inversiones temporales | 7.498 | 5.701 | 10.491 |
| Inversiones disponibles para la venta | 352 | 4.035 | 345 |
| Cuentas por cobrar comerciales | 1.751 | 1.325 | 8.937 |
| Cuentas por cobrar a compañías relacionadas | 3.229 | 5.600 | 5.482 |
| Depósitos dados en garantía | 3.500 | 3.500 | 1.320 |
| Anticipos a proveedores y deudores diversos | 799 | 1.372 | 1.556 |
| | 17.129 | 21.533 | 28.131 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| | | (En miles de US$) | |
| Pasivo: | | | |
| Documentos por pagar | - | - | 1.295 |
| Cuentas por pagar comerciales | 19.703 | 19.576 | 11.027 |
| Cuentas por pagar a compañías relacionadas | 1.538 | 2.350 | 1.369 |
| Gastos acumulados por pagar y otras | 742 | 1.270 | 1.736 |
| | 21.983 | 23.196 | 15.427 |

## 21. COMPROMISOS Y CONTINGENCIAS

### *Fianzas y garantías otorgadas*

Para garantizar obligaciones, la Compañía al 31 de diciembre de 2005 ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 290 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza asciende a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006, actualmente en proceso de liberación. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

***Cartas de crédito abiertas***

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 13,17 millones. (Bs. 28.324 millones).

***Contingencias***

Al 31 de diciembre de 2005 cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.408 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2005 y 2004, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

**Comisión Nacional de Valores**

**Resolución Nro. 016-86 del 27 de enero de 1987**

**a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.005, 2.004 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2006.**

**(En miles de US$)**

| | 30-06-2006 | 31-12-2005 | 31-12-2004 |
|---|---|---|---|
| Activo: | | | |
| Efectivo e inversiones temporales | 7.498 | 5.701 | 10.491 |
| Inversiones disponibles para la venta | 352 | 4.035 | 345 |
| Cuentas por cobrar comerciales | 1.751 | 1.325 | 8.937 |
| Cuentas por cobrar compañías relacionadas | 3.229 | 5.600 | 5.482 |
| Depósitos dados en garantía | 3.500 | 3.500 | 3.500 |
| Anticipos a proveedores y deudores diversos | 799 | 1.372 | 1.556 |
| | 17.129 | 21.533 | 28.131 |
| Pasivo: | | | |
| Documentos por Pagar | - | - | 1.295 |
| Cuentas por pagar comerciales | 19.703 | 19.576 | 11.027 |
| Cuentas por pagar compañías relacionadas | 1.538 | 2.350 | 1.369 |
| Gastos acumulados por pagar y otras | 742 | 1.270 | 1.736 |
| | 21.983 | 23.196 | 15.427 |

**b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.**

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

**c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

**d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.**

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.004: Bs. 1.920,00 * US$
Al cierre del 31 de Diciembre de 2.005: Bs. 2.150,00 * US$
Al cierre del 30 de Junio de 2.006: Bs. 2.150,00 * US$

**e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.**

Para el período comprendido entre el 01-01-06 hasta el 30-06-06 y para los años 2.005 y 2.004 la utilidad o pérdida cambiaría expresada en miles de bolívares son las siguientes:

| 30 de Junio 2006 | 31 de Diciembre 2005 | 31 de Diciembre 2004 |
|---|---|---|
| Pérdida Cambiaría 50.732 | Utilidad Cambiaría 3.565.400 | Pérdida Cambiaría 2.954.693 |

Saldos expresados en bolívares constantes del 30 de Junio de 2.006

**f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.**

Al 30 de junio de 2006 y al 31 de diciembre de 2005 no existen cargos diferidos y al 31 de diciembre de 2004 , los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, neto de amortización acumulada por Bs. 407,3 millones, las cuales se amortizan en un período de veinte (20) años.

**g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.**

Las propiedades, planta y equipos se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

| | **Años** |
|---|---|
| Edificios | 10-30 |
| Maquinarias y equipos | 7-20 |
| Vehículos | 3-6 |
| Muebles, enseres y otros | 3-5 |

Para el período comprendido entre 01/01/06 y el 30/06/06 y para los años 2005 y 2004 el cargo por concepto de gasto por depreciación de los activos fijos expresados en miles de bolívares son los siguientes:

| 30 de Junio 2.006 | 31 de Diciembre 2.005 | 31 de Diciembre 2.004 |
|---|---|---|
| 11.610.807 | 22.299.074 | 21.584.495 |

**h) Cualesquiera otros compromisos y transacciones en moneda extranjera.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

**i) 3.3 Relaciones Financieras**

| INDICADOR | Cierre al 30-06-06 | Cierre al 31-12-05 | Cierre al 31-12-04 |
|---|---|---|---|
| AC / PC | 1,39 | 1,34 | 1,68 |
| Efect. / PC | 0,19 | 0,12 | 0,27 |
| PC / Pat. | 0,31 | 0,32 | 0,19 |
| PT / Pat | 0,45 | 0,46 | 0,35 |

**Leyenda:**

**AC:** Activo Circulante
**PC:** Pasivo Circulante
**Efect.:** Efectivo
**Pat.:** Patrimonio
**PT:** Pasivo Total

## 3.4. Dictámenes de las Sociedades Calificadoras de Riesgo.



## 4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35
jlovera@manpa.com.ve

- LETICIA LEVEL Telf.: 901.22.45
llevel@manpa.com.ve

**"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."**

**PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:**

**- JUAN ANTONIO LOVERA** ***C.I. N° 5.534.882***
**Vicepresidente Corporativo de Finanzas**

**- LETICIA LEVEL** ***C.I. N° 6.401.405***
**Gerente de Planificación Corporativa**

**DIRECCION:** Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

**TELEFONOS:** 901.23.35

**FAX:** 901.23.17

# INDICE GENERAL

| | Pág. |
|---|---|
| **1. INFORMACION BASICA SOBRE LA EMISION** | **2** |
| 1.1 Tipo de Documento | 2 |
| 1.2 Monto Autorizado, Para Circular | 2 |
| 1.3 Emisiones | 2 |
| 1.4 Plazos | 2 |
| 1.5 Precio al Publico | 3 |
| 1.6 Colocación | 3 |
| 1.7 Intereses o Rendimientos | 3 |
| 1.8 Custodia de los Títulos | 4 |
| 1.9 Representante Común de los Tenedores de Papeles Comerciales | 4 |
| 1.10 Mercado Secundario | 4 |
| 1.11 Pago de Títulos | 4 |
| 1.12 Uso de los Fondos | 4 |
| 1.13 Calificación de Riesgos | 5 |
| **2. INFORMACION SOBRE LA ENTIDAD EMISORA Y SUS ACCIONISTAS** | **5** |
| 2.1 Nombre, Actividad Principal, Domicilio y Duración: | 5 |
| 2.2 Datos del Registro | 7 |
| 2.3 Personal Directivo y Ejecutivo | 7 |
| 2.4 Comisarios y Auditores Externos | 13 |
| 2.5 Principales Accionistas | 14 |
| 2.6 Compañías Filiales y Afiliadas | 14 |
| 2.7 Capital Social | 15 |
| 2.8 Fundación y Evolución Histórica | 16 |
| 2.9 Posición de la Empresa en el Mercado | 20 |
| 2.10 Beneficio Social de la Emisión | 21 |
| 2.11 Evolución del Capital Social | 22 |
| **3. INFORMACION FINANCIERA** | **23** |
| 3.1 Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2005 y 2004. | 23 |
| 3.2 Estados Financieros Consolidados No Auditados (Interinos) al 30 de Junio de 2006 | 80 |
| 3.3 Relaciones Financieras | 130 |
| 3.4 Dictámenes de las Sociedades Calificadoras de Riesgo | 131 |
| **4. INFORMACION COMPLEMENTARIA** | **134** |


MANPA

**Manufacturas de Papel, C.A., (MANPA) S.A.C.A**

**EMISION DE PAPELES COMERCIALES AL PORTADOR**
**-2006-**
**Monto Máximo Autorizado: Bs. 15.000.000.000,00**

**Coordinador:**


MANPA

**Manufacturas de Papel, C.A. (MANPA) S.A.C.A**

VENEZOLANO DE CREDITO

Caracas, 18 de julio de 2.006.

Señores
**COMISION NACIONAL DE VALORES.**
**DIRECCION DE OFERTA PUBLICA.**
Presente.-

Nos dirigimos a Ustedes en la oportunidad de informarles que el ***VENEZOLANO DE CREDITO, S.A., Banco Universal***, ha aceptado actuar como Representante Común de los Tenedores de Papeles Comerciales de la Emisión de Papeles Comerciales al Portador, identificada como ***EMISIÓN 2006-I,*** que acordó efectuar la sociedad mercantil ***MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,*** hasta por la cantidad de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00); de conformidad con lo aprobado en la Asamblea General de Accionistas celebrada el 21 de abril de 2.006 y de lo resuelto por su Junta Directiva en sesión de fecha 30 de junio de 2006.

En este sentido le participamos a ustedes que no existe conflicto de intereses entre el Emisor y esta Institución Bancaria.

Sin más a que hacer referencia, queda de ustedes,

Atentamente,

Por **VENEZOLANO DE CREDITO, S.A. Banco Universal.**

**MARIA EUGENIA GAMEZ AZPURUA**
**Consultor Jurídico.**



# MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

## PAPEL COMERCIAL AL PORTADOR
## TITULO UNICO – SERIE I
## EMISION 2006-I

Lugar y Fecha de Emisión: Caracas, xxxxxxxxxxxxxxx
Fecha de Vencimiento: Caracas, xxxxxxxxxxxxxxx

**Tasa de Rendimiento: XXXXXX %**

Título colocado a (valor par, descuento o con prima)

**Valor Nominal Bs. xxxxxxxxxxxxx**

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXXXXXXXXXXX DE BOLIVARES ( Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie 1 de la emisión de Papeles Comerciales 2006-I de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. por un monto máximo de Quince Mil Millones de Bolívares (Bs. 15.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 21 de Abril de 2006 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.006, según Resolución Nº XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.006. Esta emisión tendrá una vigencia de un (1) año calendario , contado a partir del día siguiente a la fecha de emisión de la primera serie.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente Nº 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el Nº 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

**CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS
REPRESENTANTE LEGAL: OTTO RIVERO (905 63 83) Categoría A; XXXXXXXXX

**FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A.**
EDIFICIO MENE GRANDE II PISO 2 OFICINA 23, CARACAS
REPRESENTANTE LEGAL: CARLOS FIORILLO (286.38.54) Categoría A; XXXXXXXXX

**CLASIFICADORES ASOCIADOS S&S, C.A**
CENTRO LETONIA PISO 12 OFICINA 126, CARACAS
REPRESENTANTE LEGAL: EDUARDO GRASSO (266.38.54) Categoria A; XXXXXXXXX

**Esta calificación deberá ser revisada cada seis (6) meses.**

**Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

Firma Autorizada Firma Autorizada

**INFORMACIÓN ADICIONAL NO REQUERIDA EN EL PROSPECTO.**

**1- (20%) por ciento del total de las compras o ventas netas, respectivamente, de la sociedad emisora e indique razòn social.**

Ningún proveedor ni cliente representa màs del veinte (20%) por ciento del total de las compras o ventas netas de la empresa.

**2- Mencione los litigios o reclamaciones civiles, mercantiles, fiscales o laborales pendientes para la sociedad, y que afecten o pudieren afectar materialmente la situación financiera de la misma.**

**AREA ADMINISTRATIVO-TRIBUTARIA:**



- Cursa Recurso de Reconsideración interpuesto en fecha 20 de enero de 2000, contra Resolución N° 1406/99 del 22 de diciembre de 1999, mediante la cual se formula un reparo por concepto de Patente (Impuesto) de Industria y Comercio del Municipio Girardot del Estado Aragua, por un monto de **DOSCIENTOS DOCE MILLONES DOSCIENTOS OCHENTA Y SIETE MIL TRESCIENTOS TREINTA Y CUATRO BOLÍVARES SIN CENTIMOS (Bs. 212.287.334,00). El caso se encuentra en espera de decisión.** Las probabilidades de éxito de este caso son altas.

- Cursa Recurso Jerárquico interpuesto en fecha 7 de julio de 2003, contra la Resolución No. 11-10-01-3-02-000628, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 3 de abril de 2002 y notificada el 13 de junio de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), por un monto de **VEINTIDÓS MILLONES DOSCIENTOS CUARENTA Y DOS MIL CIENTO QUINCE BOLÍVARES CON VEINTICUATRO CÉNTIMOS (Bs. 22.242.115,24).** Actualmente, el caso se encuentra en espera de decisión. **Las probabilidades de éxito en este caso son altas.**



- Cursa Recurso Jerárquico interpuesto en fecha 7 de julio de 2003, contra la Resolución No. 11-10-01-3-02-000852, emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 25 de abril de 2002 y notificada el 13 de junio de 2003, mediante la cual se formula reparo por concepto de Impuesto al Valor Agregado (IVA), para el mes de marzo de 2002, por un monto de **TRECE MILLONES DOSCIENTOS CUARENTA MIL OCHOCIENTOS OCHENTA Y SEIS BOLÍVARES SIN CÉNTIMOS (Bs. 13.240.886,00). Actualmente, el caso se encuentra en espera de decisión.** Las probabilidades de éxito en este caso son altas.

- Cursa Recurso Jerárquico interpuesto en fecha 4 de junio Resolución No. 11-10-3-02-000461, emitida por el Servicio Na Administración Aduanera y Tributaria (SENIAT), en fecha 6 c notificada el 28 de mayo de 2003, mediante la cual se concepto de Impuesto al Valor Agregado (IVA), para el mes de un monto de **TREINTA Y CINCO MILLONES QUINIENTC SIETE MIL CIENTO SESENTA Y UN BOLÍVARES CC CUATRO CÉNTIMOS (Bs. 35.557.161,54).** **Actualmente, el en espera de decisión.** Las probabilidades de éxito en este ca

- Cursa escrito presentado en fecha 30 de enero de 2003, r ratifica el contenido del escrito presentado en fecha 13 de s ante la División de Tramitaciones de la Gerencia Regional de Contribuyentes Especiales de a Región Capital del Servicio Na Administración Aduanera y Tributaria (SENIAT), mediante compensación de créditos tributarios originados por exced pagado en ejercicios anteriores y por declaración estimada Activos Empresariales del año 1999, solicitando en consecue la Planilla Nro 01-10-01-5-03-000805, notificada en fecha 2 2002, con el Nro. 0009115008437-2, por un monto d **SESENTA Y DOS MILLONES NOVENTA Y SIETE M OCHENTA Y TRES BOLÍVARES CON DOCE CÉNTIMOS (E** **Actualmente, el caso se encuentra en espera de decisión.** de éxito en este caso son altas.

- Cursa escrito por ante la Gerencia Regional de Trib Contribuyentes Especiales de la Región Capital del Servicio Na Administración Aduanera y Tributaria (SENIAT), mediante e solicitud de procesamiento de la Declaración Sustitutita del Agregado, correspondiente al período fiscal "julio 2000" y c liquidación de intereses moratorios referida al período fiscal "a un monto total de **UN MIL DOSCIENTOS OCHENTA Y OCHOCIENTOS ONCE MIL TREINTA Y OCHO BOLÍVARES Y UN CÉNTIMOS (Bs. 1.286.811.038,41).** **Actualmente, el c en espera de decisión.** Las probabilidades de éxito en este ca

## AREA ADMINISTRATIVO – ECONÓMICA

- **EXP- 0808** Apertura de procedimiento administrativo el 26 de la empresa Corporación Industrial ALPES, S.A. referente a l pago de $5.321.716,20 correspondiente al 90% del v exportaciones amparadas en las declaraciones de aduanas mediante el Auto de Apertura N° 0808 de fecha 26 de agostc noviembre se presentaron los escritos de alegatos. **Actualr encuentra en espera de decisión.**

- **EXP- 1835** Requerimiento de información a la empresa Fábrica de Papel Maracay mediante auto de notificación N°FGIF-EXP 1042 emitido el 4 de marzo de 200 y fue notificado ala empresa el 16 de mazo de este mismo año. El 30 de marzo de 2004 se presentó el Escrito de alegatos y el 13 de abril se presentó un escrito por el cual se contesta el oficio emitido por ese Ministerio en fecha 22 de marzo de 2004. **Actualmente, el caso se encuentra en espera de designación de funcionario y de la decisión.**

- **EXP- 227** Requerimiento de información a la empresa Aserradero Venwood, C.A. mediante el auto de notificación N° FGIF-EXP 1026 emitido el 4 de marzo de 2004 y notificado a la empresa el 16 de marzo. El 30 de marzo se consignó el Escrito de alegatos y el 5 de julio fue designado el funcionario sustanciador Iván Vargas. **Actualmente, llegada la información solicitada al Banco Mercantil, el funcionario indicó que falta consignar la información correspondiente a las planillas 290124, 307514, 77073.**

- **EXP. I-2273.** Requerimiento de información a la empresa Manufacturas de Papel (MANPA), C.A. mediante auto de notificación N° FGI-IMP-2343 emitido el 14 de mayo de 2004 y notificado a la empresa el 18 de mayo. El 18 de junio de 2004 se consignó un escrito de descargos correspondiente a este requerimiento y al requerimiento del auto FGIF-IMP-2334. **Actualmente, el caso se encuentra en espera de designación de funcionario y de la decisión.**

- **EXP- I-320** Requerimiento de información a la empresa C.A. Fábrica de Papel Maracay, mediante el Auto de notificación de N° FGI-IMP-2094 emitido el 30 e abril de 2004 y notificada a la empresa el 11 de mayo. El 18 de junio de 2001 se consignó escrito de descargo en el Ministerio. **Actualmente el caso se encuentra pendiente de la designación de funcionario y en espera de la decisión.**

  En este mismo expediente se encuentra el requerimiento de información a esta misma empresa C.A. Fábrica de Papel Maracay, mediante el Auto de notificación N° FGIF-IMP-1415 de fecha 22 de marzo de 2004, y fue notificado a la empresa el 31 de marzo de 2004. El 13 de abril de este mismo año se consignó escrito de descargos ante el Ministerio de Finanzas. **Actualmente el caso se encuentra en espera de designación de funcionario y en espera de la decisión.**

- **EXP. FGIF-IMP-4436** Requerimiento de información a la empresa Fábrica de Papel Maracay mediante auto de notificación N° FGIF-IMP-4436 emitido el 19 de junio de 2004 y notificado a la empresa el 12 de agosto. El 27 de agosto de presentó Escrito de alegatos, el 10 de septiembre se acordó la prórroga solicitada por un espacio de 30 días hábiles; dicho lapso vencía el 27 de octubre fecha en la fueron presentados escritos de descargo y documentación. **Actualmente el caso se encuentra e espera de la designación de un funcionario sustanciador y en espera de la decisión.**

## VIA JUDICIAL
## JURISDICCIÓN CONTENCIOSO-TRIBUTARIA

- **TRIBUNAL SUPERIOR SEGUNDO DE LO CONTENCIOSO TRIBUTARIO**

**(Exp. 1420)** Cursa Recurso Contencioso Tributario interpuesto en fecha 4 de febrero de 2000, en contra de la Resolución GCE-SA-R-99-159, emanada del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 5 de mayo de 1999, por un monto de **CINCUENTA Y UN MILLONES SEISCIENTOS QUINCE MIL DIECINUEVE BOLIVARES SIN CENTIMOS (Bs. 51.615.019,00),** por concepto de omisión de pago de Timbre Fiscal. **Actualmente el caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR TERCERO DE LO CONTENCIOSO TRIBUTARIO**

**(EXP. AP41-U-2005-0579)** Cursa Recurso Contencioso Tributario presentado en fecha 26 de mayo de 2005, contra la Resolución Culminatoria de Sumario Administrativo Nro. RL/2005-04-116, dictada por la Dirección de Hacienda Municipal de la Alcaldía del Municipio Valencia del Estado Carabobo en fecha 4 de abril de 2005 y notificada el 22 de abril de 2005, mediante la cual se formula reparo en materia de Patente (Impuesto) de Industria y Comercio para los ejercicios económicos comprendidos entre el 1° de enero de 2000 y el 31 de diciembre de 2002 y se imponen multa y recargo para un total de **CIENTO TREINTA Y SIETE MILLONES SETECIENTOS DIEZ MIL TRESCIENTOS TREINTA Y NUEVE BOLÍVARES CON OCHENTA Y SIETE CÉNTIMOS (Bs. 137.710.339,87). La causa se encuentra actualmente en evacuación de pruebas**. Las probabilidades de éxito en este caso son altas.

**(Exp. 1769)** Cursa Recurso Contencioso Tributario presentado en fecha 24 de octubre de 2001, contra el acto tácito denegatorio producto del silencio administrativo por la no decisión del Recurso Jerárquico de fecha 18 de mayo de 2001, contra el acto tácito denegatorio producto del silencio administrativo del Recurso de Reconsideración de fecha 24 de abril de 2001, contra la Resolución N° RL/2001-03-053 de fecha 22/03/01 y notificada en fecha 3/04/01, emanada de la Dirección de Hacienda de la Alcaldía del Municipio Valencia del Estado Carabobo, por concepto de Patente (Impuesto) de Industria y Comercio, recargos y multas correspondientes a los ejercicios fiscales comprendidos entre 1996 y 1999, ambos inclusive, por un monto de **NOVENTA Y SEIS MILLONES OCHOCIENTOS NOVENTA Y TRES MIL CATORCE BOLÍVARES SIN CENTIMOS (Bs. 96.893.014,00). La causa se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

**(Exp. 1934)** Cursa Recurso Contencioso Tributario presentado en fecha 8 de julio de 2002, contra la Resolución N° 0084 de fecha 15 de mayo de 2002, emanada de la Dirección de Hacienda de la Alcaldía del Municipio Girardot del Estado Aragua, por concepto de Patente (Impuesto) de Industria y Comercio, recargos y multas correspondientes a los ejercicios fiscales comprendidos entre 1997 y 2000, ambos inclusive, por un monto de **CUATROCIENTOS TREINTA Y CUATRO MILLONES SETECIENTOS TREISNTA Y NUEVE MIL OCHOCIENTOS DIECESÉIS BOLÍVARES SIN CENTIMOS (Bs. 434.739.816,00). La causa se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR QUINTO DE LO CONTENCIOSO TRIBUTARIO**

**(Exp. 2144) (Transporte Alpes, C.A.)** Cursa Recurso Contencioso Tributario presentado en fecha 17 de junio de 2003 contra la Resolución Culminatoria del Sumario Administrativo No. 1988, emitida por el Instituto Nacional de Cooperación Educativa (INCE) en fecha 21 de abril de 2003, por concepto de contribuciones especiales para los períodos impositivos comprendidos entre el primer trimestre de 1998 y el cuarto trimestre de 2001 por un monto de **DOCE MILLONES NOVECIENTOS NOVENTA Y DOS MIL TREINTA Y CUATRO BOLÍVARES SIN CÉNTIMOS (Bs.12.992.034,00).** **Actualmente, la causa se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

**(Exp. 1798) (Aserradero Venwood, C.A.)** Cursa Recurso Contencioso Tributario presentado en fecha 21 de noviembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo N° GRTI-RC-DSA-2001-000274, emitida por la Gerencia Regional de Tributos Internos de la Región Capital del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de abril de 2001, por concepto de Impuesto al Consumo Suntuario y Ventas al Mayor, correspondiente a los períodos impositivos comprendidos dentro de los años civiles 1996 y 1997 (ambos inclusive), por un monto de **CIENTO TREINTA MILLONES DOSCIENTOS CUARENTA Y OCHO MIL CUATROCIENTOS NOVENTA Y OCHO BOLÍVARES CON TREINTA Y OCHO CÉNTIMOS (Bs. 130.248.498,38).** **El caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR SEXTO DE LO CONTENCIOSO TRIBUTARIO**

**(Exp. 2203)** Cursa Recurso Contencioso Tributario presentado en fecha 17 de junio de 2003 contra la Resolución N° 1237, emitida por el Instituto Nacional de Cooperación Educativa (INCE) en fecha 5 de mayo de 2002, por un monto de **OCHOCIENTOS VEINTINUEVE MILLONES DE BOLÍVARES NOVECIENTOS SETENTA Y CUATRO MIL DOSCIENTOS CUARENTA Y SIETE BOLÍVARES SIN CÉNTIMOS (Bs. 829.974.247,00).** **El caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR SÉPTIMO DE LO CONTENCIOSO TRIBUTARIO**

**(EXP. AP41-U-2005-885)** Cursa Recurso Contencioso Tributario contra la Resolución Culminatoria de Sumario Administrativo Nro. 000401, dictada por la Dirección de Rentas Municipales de la Alcaldía del Municipio Sucre del Estado Miranda en fecha 5 de septiembre de 2005 y notificada en esa misma fecha, mediante la cual se formula reparo en materia de Impuesto sobre Actividades Económicas (antes Patente – Impuesto -de Industria y Comercio) para los ejercicios económicos comprendidos entre el 1° de octubre de 2000 y el 30 de septiembre de 2003, por un monto de **CIENTO NOVENTA MILLONES CUATROCIENTOS SESENTA Y NUEVE MIL SETECIENTOS VEINTE BOLÍVARES SIN CÉNTIMOS (Bs. 190.469.720,00).** **El caso se encuentra en etapa de notificaciones.** Las probabilidades de éxito en este caso son altas.

- **TRIBUNAL SUPERIOR OCTAVO DE LO CONTENCIOSO TRIBUTARIO**

  **(Exp. 1653)** Cursa Recurso Contencioso Tributario presentado en fecha 7 de septiembre de 2001 contra la Resolución Culminatoria de Sumario Administrativo N° GRTI-RCE-SM-ASA-01-000021, emitida por la Gerencia Regional de Tributos Internos de la Región Central del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) en fecha 25 de julio de 2001, por concepto de Impuesto Sobre al Renta, correspondientes a los ejercicios fiscales comprendidos entre 01/01/96 al 31/12/96 y el 01/01/97 al 31/12/97, por un monto de **CUATROCIENTOS OCHENTA Y NUEVE MILLONES NOVECIENTOS CINCO MIL CUATROCIENTOS CINCUENTA Y UN BOLÍVARES SIN CÉNTIMOS (Bs. 489.905.451,00)**. **El caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

  **(Exp. 1311)** Cursa Recurso Contencioso Tributario interpuesto en fecha 10 de diciembre de 1999, en contra de la Resolución GRTI-RCE-SM-ASA-99-00007 emanada del Servicio Nacional Integrado de Administración Tributaria (SENIAT) en fecha 5 de mayo de 1999, por un monto de **ONCE MILLONES SETECIENTOS OCHENTA Y SIETE MIL SEISCIENTOS VEINTICUATRO BOLIVARES SIN CENTIMOS (Bs. 11.787.624,00)** por concepto de Impuesto a los Activos Empresariales Multa e Intereses Moratorios. **La causa se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

- **TRIBUNAL SUPERIOR NOVENO DE LO CONTENCIOSO TRIBUTARIO**

  **(Exp. 1451)** Cursa Recurso Contencioso Tributario interpuesto en fecha 22 de junio de 2000, en contra de la Resolución Nº GRTI-RCE-SM-ASA-99-000036 emanada del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT), en fecha 29 de noviembre de 1999, por un monto de **CUATROCIENTOS VEINTITRES MILLONES SEISCIENTOS VEINTE MIL SEISCIENTOS DOS BOLIVARES SIN CENTIMOS (Bs. 423.620.602,00)**, por concepto de Impuesto sobre la Renta e Impuesto sobre los Activos Empresariales. **Actualmente la causa se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.

**JURISDICCIÓN CONTENCIOSO-ADMINISTRATIVA**

- **TRIBUNAL SUPREMO DE JUSTICIA (SALA POLÍTICO ADMINISTRATIVA)**

  Cursa Recurso Contencioso Administrativo de Anulación contra el acto administrativo contenido en la Resolución N° 00007 de fecha 4 de mayo de 1998, emanada del Director General del Ministerio de Hacienda, mediante la cual se declaró inadmisible el Recurso Jerárquico interpuesto en fecha 15 de septiembre de 1997 contra el acto que ordena reintegro de divisas al Banco Central de Venezuela por un monto total de **QUINIENTOS SESENTA Y SIETE MIL CIENTO DIECINUEVE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CUARENTA Y TRES CENTAVOS ($567,119.43)**. **Actualmente el caso se encuentra en espera de sentencia.** Las probabilidades de éxito de este caso son altas.





AREA LABORAL

- **JUZGADO SEGUNDO DEL TRABAJO DEL ESTADO ARAGUA**

Exp. 3416-2°T. Demanda por diferencia de prestaciones e indemnizaciones sociales. Monto de la demanda indexado **VEINTICUATRO MILLONES CIENTO VEINTIOCHO MIL TRESCIENTOS SEIS BOLIVARES CON OCHENTA Y TRES CENTIMOS (BS. 24.128.306,83)** El tribunal de 1° Instancia declaró parcialmente con lugar la demanda, la cual fue apelada. El Juzgado Superior el02 de junio de 2005 declaró con lugar la perención de la instancia. Actualmente se encuentra en etapa de ejecución de sentencia.

- **JUZGADO DE PRIMERA INSTANCIA DEL TRABAJO DEL ESTADO ARAGUA**

Exp. 10.848. Demanda por diferencia de prestaciones sociales. Monto de la demanda indexado TRECE MILLONES SEISCIENTOS TREINTA Y CUATRO MIL QUINIENTOS QUINCE BOLIVARES CON TREINTA Y NUEVE CENTIMOS (BS. 13.634.515,39). El Juzgado dictó sentencia declarando con lugar la demanda, más la indexación judicial, intereses moratorios y costas procesales. Se encuentra en etapa de ejecución de sentencia, el informe del experto fue apelado por ambas partes. Por los errores en la notificación y que la sentencia fue notificada fuera del lapso, se presentó recurso de amparo contra la sentencia, el cual fue admitido acordándose la medida cautelar de suspensión de la ejecución de la sentencia hasta tanto se resuelva el fondo del Recurso de Amparo.

- **JUZGADO DE PRIMERA INSTANCIA DEL TRABAJO DEL ESTADO ARAGUA**

Exp. 7234. Demanda por indemnización por incapacidad derivada de enfermedad profesional. Monto de la demanda indexado TRESCIENTOS OCHENTA Y NUEVE MILLONES NOVECIENTOS DOCE MIL NOVECIENTOS NOVENTA Y NUEVE CON CINCUENTA Y CINCO CENTIMOS (BS. 389.912.999,50). Se encuentra para sentencia de 1° instancia.

- **JUZGADO DE PRIMERA INSTANCIA DEL TRABAJO DEL ESTADO ARAGUA**

Exp. 10992. Demanda por diferencia de prestaciones e indemnizaciones sociales. Monto de la demanda indexado OCHENTA Y OCHO MILLONES SEISCIENTOS DOS MIL TRESCIENTOS TRES BOLIVARES CON OCHO CENTIMOS (BS. 88.602.303,08). Se anunció Recurso de Casación en contra de la Sentencia dictada por el Juzgado Superior del Trabajo que confirmó la sentencia con lugar dictada en 1° instancia. El Recurso de Casación fue declarado con lugar ordenándose la corrección de la sentencia. El Juzgado Superior del Trabajo dejó vigente la sentencia de 1° Instancia y hasta la fecha no ha sido solicitada su ejecución por los demandantes.

**REPRESENTANTE COMUN DE**

**LOS TENEDORES DE PAPELES COMERCIALES**

Entre, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada No 947 de fecha 30 de junio de 2006 , quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos, según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de enero de 2.002, bajo el No.11, Tomo 6-A Pro, publicado en el Diario La Religión, el 07 de marzo de 2.002, representada en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizado por el Comité Directivo de fecha 13 de julio de 2.006, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

**PRIMERA: ACUERDO DE LA EMISION**

**"EL EMISOR"** mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 21 de abril de 2006, y decisión de la Junta Directiva en su reunión No. 947 de fecha 30 de junio de 2006, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de **QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00)**, la cual está identificada como Emisión 2006-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° XXXXXX de fecha XXXXXX.

**SEGUNDA: DESIGNACION**

La Junta Directiva de **"EL EMISOR"**, en sesión de fecha 30 de junio de 2006, acordó designar al **VENEZOLANO DE CREDITO, S.A. Banco Universal**, como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores N° **XXXX.**

**TERCERA: ATRIBUCIONES DEL BANCO.**

**"EL BANCO"**, en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá

todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales deberá convocar a una asamblea de tenedores de papeles comerciales a fin de informar a los mismos de la situación.

**CUARTA: DEBERES DEL EMISOR**

**"EL EMISOR"** se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la Cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

**QUINTA: PAGO POR SERVICIOS**

**"EL BANCO"** recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de **UN MILLON DE BOLIVARES (Bs. 1.000.000,00)** mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

**SEXTA: GASTOS**

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

**SEPTIMA:**

En el caso de que el **"EL EMISOR"** , previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL BANCO"** luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra o la necesidad de proceder

al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

**OCTAVA: LEGITIMACION DE CAPITALES.**

**"EL BANCO"** procediendo en su carácter de Representante Común de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2.006.

**NOVENA**: A todos los efectos, queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

**DECIMA: DOMICILIO**

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

**EL EMISOR:**

**MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. :**

Av. Francisco de Miranda, Torre Country Club, Piso 11, Caracas, Venezuela.

**EL BANCO:**

**VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL:**

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.



**CONTRATO DE AGENTE CUSTODIO**

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal en fecha 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada No 877, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra, el **VENEZOLANO DE CREDITO, S.A., Banco Universal**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6-A-Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA**, titular de la Cédula de Identidad No. 5.566.177, debidamente autorizada por el Comité Directivo de fecha 13 de julio de 2.006, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

**PRIMERA :**

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador **2.006-I**, que por un monto de **QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00)**, emitirá **"EL EMISOR"**. La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 21 de abril de 2.006, y con lo decidido por la Junta Directiva en sesión de fecha 30 de junio de 2.006, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° xxxx

de fecha xxxxx, con la obligación del **"EL BANCO"**, de devolverlos a **"EL EMISOR"** al vencimiento de cada uno de ellos.

**SEGUNDA :**

**"EL EMISOR"** designa a **" EL BANCO"** como AGENTE CUSTODIO de los Títulos Únicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza a **"EL BANCO"** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión de los certificados de custodia por parte de **"EL BANCO"**, este deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR"**, donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **"BANCO"** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **"EL EMISOR"**, el Título Único y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a)Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

**TERCERA:**

**"EL EMISOR"** responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados a **"EL BANCO"** y queda expresamente entendido que **"EL EMISOR"** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que **"EL BANCO"** les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

**CUARTA:**

Es entendido que **"EL BANCO"**, actuando como AGENTE CUSTODIO de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **"EL BANCO"**, en su carácter de AGENTE CUSTODIO, no garantiza a los tenedores de los Papeles Comerciales o a los

tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL BANCO"** de realizar por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL BANCO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL BANCO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por **"EL EMISOR"**, previamente conformada por éste.

**QUINTA:**

**"EL EMISOR"** se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL BANCO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

**SEXTA:**

**"EL BANCO"** percibirá por sus servicios como AGENTE CUSTODIO la cantidad de **NOVECIENTOS MIL BOLIVARES (Bs. 900.000,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, para lo cual **"EL EMISOR"** autoriza a **"EL BANCO"**, para efectuar dichos cargos mensuales.

**SEPTIMA:**

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integran la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato. Sin embargo, las partes de mutuo acuerdo podrán darlo por terminado en cualquier momento, previa notificación por escrito con al menos treinta (30) días de anticipación a la fecha de terminación.

**OCTAVA:**

De conformidad a lo establecido en las Normas sobre Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano" publicadas en la Gaceta Oficial N° 38.354 del 10 de enero de 2.006, será por cuenta de **"EL EMISOR"**, en caso de reservarse la colocación directa de la emisión, o de los agentes de

colocación que ésta designe, la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

**NOVENA:**

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

**EL EMISOR:**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

**EL BANCO:**

**VENEZOLANO DE CREDITO, S.A., Banco Universal.**

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos (0243) 2474910 - 2401380


MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos (0212) 9012311
www.manpa.com.ve



Ciudadano
**Presidente y demás miembros de la**
**COMISION NACIONAL DE VALORES**
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Ordinaria de Accionistas celebrada el 21 de Abril de 2.006 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 30 de Junio de 2.006 , solicito de la Comisión Nacional de Valores, la aprobación del **VENEZOLANO DE CREDITO, S. A. Banco Universal**, como representante Común de los Obligacionistas de la emisión de Papeles Comerciales 2.006-I, por **QUINCE MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 15.000.000.000,00)**, aprobada en la Asamblea antes mencionada. Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **VENEZOLANO DE CREDITO, S. A. Banco Universal.** Asimismo, dejo constancia de que las relaciones existentes entre mi representada y esta institución financiera no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los veintidos (22) días del mes de agosto de Dos Mil Seis (2006).

**Juan Antonio Lovera**
**Vicepresidente Corp. De Finanzas**
jlovera@manpa.com.ve
**Teléfonos:901.23.35 Fax: 901.23.17**

## COMISION NACIONAL DE VALORES
## HOJA DE IDENTIFICACIÓN



**Nombre de la Entidad Emisora:** Manufacturas de Papel, C.A. (MANPA) SACA

**Datos de Registro:** Inscrita en el Registro de Comercio de la Circunscripción Judicial del Distrito Capital y Estado Miranda el 31 de marzo de 1950, bajo el No 379, Tomo 1-B, Expediente 3251.

**R.I.F. No:** J-00023530-9

**Dirección y Teléfonos Oficinas Principales:** Avenida Francisco de Miranda Con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 12 Municipio Chacao – Caracas. Telefono: 901 23 35 y Fax 901 23 17

**Representante:** Juan Antonio Lovera, VP Corporativo de Finanzas. Avenida Francisco de Miranda Con Av. El Parque, Urb. El Bosque, Torre Country Club, Piso 11 Municipio Chacao – Caracas. Telefono: 901 23 35 y Fax 901 23 17

## DESCRIPCIÓN DE LA EMISIÓN

**Tipo de Titulo :** Papeles Comerciales al Portador
**Valor Nominal:** NA
**Cantidad de Títulos:** Macrotitulo
**Precio estimado de oferta, por títulos:** NA
**Monto total de la emisión:** Bs. 15.000.000.000,oo
**Convertibilidad:** NA
**Vencimiento:** NA
**Otras características especiales:** NA

## NO ESCRIBA EN ESTE ESPACIO

**Fecha de Recepción** **Observaciones:**

**No. De Registro:**

**Fecha de Registro:**

Notas

1 Indique los datos de inscpriciòn en el Registro Mercantil, del Acta Constitutiva y los Estados de la Entidad Emisora

2 Señale el No. De Contribuyente asignado por la Administración del I.S.L.R.

3 Suministre el nombre, dirección, teléfono del representante autorizado con quien debe tratarse cualquier aspecto relacionado con la solicitud.

4 Especifique si se trata de acciones comunes, acciones preferidas u obligaciones.

5 Exprese el valor nominal por acción. En caso de obligaciones, mencione las denominaciones de los títulos a emitir.

7 Indique los rendimientos en caso de acciones preferidas y señale si los rendimientos son acumulativos.
En caso de obligaciones precise la tasa de interés.

**CONTRATO DE COLOCACION**

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos originalmente en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fechal 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (hoy Distrito Capital) y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 947 del 30 de junio de 2.006, que en lo sucesivo se denominará **" EL EMISOR "**, por una parte y por la otra XXXXXXXX a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION"**, se ha convenido celebrar el presente contrato de colocación que se rige por las siguiente cláusulas:

**PRIMERA: Acuerdo de Emisión y sus Características**

La Asamblea General Ordinaria de Accionistas de **"EL EMISOR"** celebrada el 21 de Abril de 2006, autorizó la emisión de papeles comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). En este sentido, la Junta Directiva en su reunión No. 947 de fecha 30 de Junio de 2006, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta QUINCE MIL MILLONES DE BOLIVARES (BS. 15.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día xxx de xxxx de xxxx bajo la Resolución No. XXXXX

**SEGUNDA: Vigencia**

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día XXXX, bajo la Resolución No. XXXXX.

**TERCERA: Atribuciones de los Agentes de Colocación**

**"EL EMISOR"** autoriza y faculta a **VALORES VENCRED CASA DE BOLSA, S.A.**, para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores



Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos, **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las *"NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006., **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

**"EL AGENTE DE COLOCACION"** estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR",** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

**CUARTA: Legitimación de Capitales**

**"EL AGENTE DE COLOCACION"** se obliga a cumplir con las disposiciones contenidas el las *"NORMAS PARA LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO"*, emanada de la CNV y publicadas en la Gaceta Oficial Nº 38.354 de fecha 10 de enero de 2006.

**QUINTA: Trámites y Gastos del Emisor**

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.

3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

**SEXTA: Sistema de Colocación**

**"EL AGENTE DE COLOCACION"** se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

**"EL AGENTE DE COLOCACION"** se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

**SEPTIMA: Distribución, Plazo y Forma**

**"EL AGENTE DE COLOCACION"** comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"** los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a **"EL EMISOR"** el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"**.

**OCTAVA: Comisiones**

"**EL AGENTE DE COLOCACION**" percibirá por los servicios prestados conforme al presente contrato, una comisión de **XXX%** en caso de inversionistas **personas jurídicas** y de **XXX%** en caso de inversionistas **personas naturales** por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por "**EL EMISOR**" al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que "**EL AGENTE DE COLOCACION**" enviará a "**EL EMISOR**" la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al catorce por ciento (14,00 %), una vez enterado, calculado sobre el monto a cancelar a "**EL AGENTE DE COLOCACION**" de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.999, de fecha once (11) de Agosto de 2.004. Quedando expresamente entendido que el pago de la comisión a "**EL AGENTE DE COLOCACION**", se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

**NOVENA: Indemnización**

"**EL EMISOR**" se obliga a mantener a salvo la responsabilidad de "**EL AGENTE DE COLOCACION**", por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por "**EL EMISOR**" relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, "**EL EMISOR**" se compromete a indemnizar a "**EL AGENTE DE COLOCACION**" por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

**DECIMA: Arbitraje y Domicilio**

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

**"EL EMISOR":** Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

**"EL AGENTE DE COLOCACION": xxxxx**

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.




MANPA

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

| | |
|---|---|
| Capital Autorizado: | Bs. 45.880.188.480,oo |
| Capital Pagado: | Bs. 22.940.094.240,oo |
| Capital Suscrito: | Bs. 22.940.094.240,oo |

# OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2006-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el XX de XXXX de 2.006 según Resolución No. XXXX, por un monto máximo de Bs. 15.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 21 de Abril de 2.006 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 947 celebrada el 30 de Junio de 2.006
El Vicepresidente Corporativo de Finanzas de MANPA, el XX de XXXX de 2.006, mediante atribuciones conferidas en reunión de Junta Directiva del 30 de Junio de 2.006, acordó la emisión de la presente serie:

## MONTO TOTAL DE LA SERIE I
## BS. X.XXX.XXX.XXX,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. X.XXX.XXX.XXX,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

**PRECIO DE COLOCACION: A descuento**

**RENDIMIENTO**
**%**
**Base 360 Días**

**LUGAR Y FECHA DE EMISION: Caracas, XX de XXXX de 2006**
**FECHA DE VENCIMIENTO: Caracas, XX de XXXX de 2006**
**PLAZO: XX días**
**FORMA DE PAGO: Valor Nominal pagadero al vencimiento**

| | | |
|---|---|---|
| **CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.** | **Categoría "X"** | **Subcategoría "XX"** |
| **FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A** | **Categoría "X"** | **Subcategoría "XX"** |
| **CLASIFICADORES ASOCIADOS S&S, C.A** | **Categoría "X"** | **Subcategoría "XX"** |

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

**COLOCACIÓN A XXXXX**
**AGENTE DE COLOCACION**

**XXXXXXXXXXXXXXXXXXXXXXXXX**
**Telfs: xxxx xxxxx**
Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el XX de XXX de 2.006, con un plazo de 15 días continuos.

**PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES**

No.:

# VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

**CERTIFICADO DE CUSTODIA**
**PAPEL COMERCIAL DE**

**EMISION: SERIE:**

**VENCIMIENTO:**

**RENDIMIENTO:**

El presente Certificado acredita que el AL PORTADOR ha adquirido la cantidad de ***00000000*** Bolivares, que representa el ***000 *** % de un (1) Tìtulo Unico por un monto de Bs. ******00000000****** emitido por XXXXXXXXXX en forma de Papel Comercial al Portador, que se encuentra en custodia de la Gerencia Fiduciaria del Venezolano de Crèdito, S. A. BANCO UNIVERSAL.

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

APROBADO POR LA COMISION NACIONAL DE VALORES EL XX DE XXX DE 2005 SEGÚN RESOLUCION No.XXXXXX

Teléfonos (043) 352011 352012 352233 Teléfono (043) 468179 - 350880
**Planta Sacos**
Teléfonos (043) 458720 25557
**Planta Bolsas**
Teléfonos (043) 25710 352258
**CORIALSA (Productos Escolares Alpes)**
Teléfonos (041) 332419 332405 332428
**Transporte Alpes**
Teléfono (02) 9012416


MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta Nº 947:** Hoy, treinta (30) de junio de dos mil seis se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y los Directores Suplentes Fernando Paparoni, en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.*

*5. La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 21 de abril de 2006 acordó designar como Representante Común de los Tenedores de Papeles Comerciales al Banco Venezolano de Crédito, Banco Universal. En tal sentido autorizó a los señores Alejandro Delfino T. y/o a Juan Antonio Lovera para suscribir los documentos requeridos con el Representante Común de los Tenedores de Papeles Comerciales y fijar su remuneración, hasta por un monto de veinticinco millones de bolívares (Bs.25.000.000,00), dentro de los límites aprobados por la Asamblea General de Accionistas celebrada en fecha 21 de abril de 2006."*

*Certificación que expido en Caracas a los once (11) días del mes de julio del año dos mil seis.*

***MANUFACTURAS DE PAPEL C.A.***

***CARLOS DELFINO T.***
*Presidente de la Junta Directiva*

Teléfonos (043) 352011 352012 352233 Teléfono (043) 468179 - 350880
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416



Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1060.
Apartado Postal 2046 Caracas 1010. A Venezue
Teléfono (02) 9012311

*Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

*"**Acta Nº 947:** Hoy, treinta (30) de junio de dos mil seis se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y los Directores Suplentes Fernando Paparoni, en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.*

*4. La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 21 de abril de 2006, para la emisión de Papeles Comerciales, acordó fijar el monto de la emisión en quince mil millones de bolívares (Bs.15.000.000.000,00). En este sentido delegó en los señores Alejandro Delfino T. y/o Juan Antonio Lovera para que conjunta o separadamente negocien, fijen y establezcan todas las condiciones y términos de cada una de las series que conformarán la emisión, el número, identificación y monto de cada una de las series de la emisión, valor nominal del título único o de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o prima y la tasa de rendimiento, anual o efectiva, o tasa de interés, según sea el caso, modalidad, sistema de colocación, precio, garantía sí fuere necesaria y, en general, todos los aspectos relativos a la emisión. En virtud de esta autorización las personas antes mencionadas quedan igualmente autorizadas para realizar todos los actos, trámites y gestiones necesarios ante los organismos competentes para llevar a cabo la emisión. Asimismo se autorizó a los señores Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Maghun y/o Leticia Level para que dos (2) cualesquiera de ellos firmen el Título Unico o los Títulos Provisionales y/o definitivos de cada una de las series que conformarán la emisión de Papeles Comerciales."*

*Certificación que expido en Caracas a los once (11) días del mes de julio del año dos mil seis.*

***MANUFACTURAS DE PAPEL C.A.***

***CARLOS DELFINO T.***
*Presidente de la Junta Directiva*

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072
**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A
Teléfonos: (0243) 2474910 - 2401380


MANPA


REPUBLICA BOLIVARIANA
DE VENEZUELA
1000
Mil Bolívares
SENIAT
F-02 09853659
REPUBLICA BOLIVARIANA
DE VENEZUELA
1000
Mil Bolívares
SENIAT
F-02 09853664
REPUBLICA BOLIVARIANA
DE VENEZUELA
1000
Mil Bolívares
SENIAT
F-02 09853665
Nombre del solicitante:
Número de identificación:
Fecha:
Concepto:

CARACAS, 22 DE AGOSTO DE 2.006

**CIUDADANO**
**PRESIDENTE Y DEMAS MIEMBROS**
**DEL DIRECTORIO DE LA COMISION**
**NACIONAL DE VALORES**
**SU DESPACHO**

**ESTIMADO SEÑORES:**

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 30 DE JUNIO DE 2006. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo).

ASIMISMO SOLICITO LA INSCRIPCIÓN EN EL REGISTRO NACIONAL DE VALORES DE LA AUTORIZACIÓN PARA EMITIR PAPELES COMERCIALES DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, APROBADA EN JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DE FECHA 30 DE JUNIO DE 2006 HASTA POR UN MONTO DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00), DE CONFORMIDAD CON LO APROBADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 21 DE ABRIL DE 2006 EN DONDE SE AUTORIZO A LA JUNTA DIRECTIVA DE LA SOCIEDAD PARA EMITIR PAPELES COMERCIALES HASTA POR LA CANTIDAD DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00).

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos: (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos: (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos: (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos: (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380


MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

*EL SUSCRITO DECLARA QUE:*

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA PREPARACION DE DICHOS RECAUDOS.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.

- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE PAPELES COMERCIALES, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA DONDE SE DESIGNA VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL COMO REPRESENTANTE COMUN DE LA EMSION DE PAPELES COMERCIALES .

- COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 21 DE ABRIL DE 2006.

- MODELO DEL TITULO UNICO.


MANPA





- MODELO DEL AVISO DE PRENSA.
- MODELO DEL CERTIFICADO DE CUSTODIA.
- MODELO DE CONTRATO DE AGENTE DE COLOCACION.
- MODELO DE CONTRATO DE AGENTE CUSTODIO.
- MODELO DE CONTRATO DE REPRESENTANTE COMUN.
- CARTA EMITIDA POR EL VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL, ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.006-I Y DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.
- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.
- HOJA DE IDENTIFICACION

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P CORPORATIVO DE FINANZAS
jlovera@manpa.com.ve
Telefóno: 901.23.35 fax:901.23.17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

[Letterhead of MANPA]

Caracas, July 7, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **June 30, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **June 30, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.-----------------------------------------------------------------------

Translator's Note:

then if shareholders do not attend either, the provisions set forth in Article 276 of the Code of Commerce shall apply.

Clause No.16. The Shareholders' Meeting shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the way and date it deems convenient. Dividends to be allocated among shareholders shall not be less than fifty per cent (50%) of the net income from each fiscal year after the provision for income tax and after deduction from the legal reserves. Out of this percentage, not less than twenty-five per cent (25%) shall be allocated in cash. In case the company has an accumulated deficit, net income shall be destined to compensate such deficit and the surplus of income shall be allocated as provided for above.

When income from the corresponding fiscal year is inferior to the percentage of the capital paid as determined by the National Securities and Exchange Commission, the provisions of Article 116 of the Capital Market Law shall apply.

The General Shareholder's Meeting of the company shall decide the amount and payment opportunity of dividends, but it may delegate to the Board of Directors setting of payment of dividends.

The foregoing proposal being submitted to the consideration of the Shareholders' Meeting was approved by the majority of the attending shareholders, evidencing that Ramón Rivas in representation of the Seventeen Million Six Hundred Thirty Thousand Four Hundred Ninety-Six (16,630,496) shares that correspond to Venezuela Emerging Markets Index Ct., votes against the aforementioned proposal.

Next, the Tenth item of the notice was considered, that is, "Transcribing the Articles of Incorporation/By-Laws of the company with all the amendments at date, including those that may be approved by this Shareholders' Meeting," and Carlos Delfino T. declares that the Board of Directors requests authorization to transcribe the Articles of Incorporation/By-Laws of the company with all the amendments at date, including those that may be approved by this Shareholders' Meeting. The foregoing proposal was submitted to the Meeting, approved by the majority of attending shareholders, evidencing that Ramón Rivas in representation of the Seventeen Million Six Hundred Thirty Thousand Four Hundred Ninety-Six (16,630,496) shares that correspond to





Venezuela Emerging Markets Index Ct., votes against the aforementioned proposal and that the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

**ARTICLES OF INCORPORATION/BY-LAWS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

**TITLE I**

**Purpose, Domicile, Capital Stock and Shares**

Clause No.1. Manufacturas de Papel, Compañia Anónima (MANPA) S.A.C.A. is a stock-holding company which main objective is to manufacture paper pulp, paper and to manufacture every type of paper articles, specially, sacks and bags of every kind, printed or not, and, in general, the industrialization of paper in the broadest way. It shall also undertake, be part in any way or acquire shares from other companies, with or without connection with essential objects of the company; enter into any type of contracts, although it has no relation with the manufacturing of paper, its industrialization and manufacturing; acquiring or receiving any type of real estate or personal property and securities of any nature, to encumber them and to levy it.

Clause No.2. The domicile of the company is the city of Caracas, without prejudice of establishing plants, manufacturing plants, agencies or branches wherever the company Board of Directors deems necessary or convenient.

Clause No.3. The duration of the company is up to the Thirty-First (31st) day of December of the year Two Thousand and Fifty-One (2051).

Clause No.4. The authorized capital of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.00). The subscribed and paid-in capital amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY MILLION NINETY-FOUR THOUSAND TWO HUNDRED FORTY BOLIVARS (Bs.22,940,094,240.00) divided into Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) common registered shares with par value of TEN BOLIVARS (Bs.10.00) each, fully subscribed and paid in, that grant equal rights to their holders.





Clause No.5. Each share part of the capital stock gives the right to vote in the Shareholders' Meetings and has equal rights. The titles of shares shall be subscribed by two (2) Directors, but such shares can also be signed using a mechanical safety procedure (die).

Clause No.6. When a share for any reason becomes the property of several individuals, these shall agree on their representation as the Company only acknowledges one sole representative per share in any case.

**TITLE II**

**Administration**

Clause No.7. The company shall be administered by a Board of Directors comprised by eleven (11) main members out of whom the same Board will appoint those who shall hold the positions of President/First Vice-President and Second Vice-President of such Board. There will also be eleven (11) substitutes to occupy the total or temporary absences of the main members, out of whom the Board of Directors will appoint and convene those who shall occupy those vacancies.

The total or temporary absences of the President will be filled by the First Vice-President and in his/her absence, by the Second Vice-President. If this latter also fails to attend, the Board will appoint from its members the one who will fill the vacancy left by the President.

The Board of Directors will also appoint one Executive President who may be a member or not of the Board of Directors, shall not be more than sixty-five (65) years of age and shall have the powers set forth in Clause No.12 of these By-Laws.

Whosoever reaches seventy (70) years of age shall not be eligible as a member of the Board of Directors.

Clause No.8. The company shall have two (2) Main Statutory Auditors and two (2) substitutes who shall be professionals or technicians and with expertise in financial and commercial matters, and will be elected from a short list for each Statutory Auditor and his/her Substitute, may not be part of the Board of Members, or employed by the company or relatives of any of the administrators until the fourth degree of consanguinity or second of affinity or spouse, and will be elected as follows: The election will be public





and separate for each Statutory Auditor. Shareholders who may have voted in favor of the first Statutory Auditor shall not vote in favor of the second, save that they represent more than eighty per cent (80%) of the capital stock. Election shall be by a single majority. If any of the votes were unanimous, all voters shall participate in the next vote. Administrators and their substitutes as well as the Statutory Auditors and their replacements will be appointed by the General Shareholders' Meeting and will last two (2) years in their positions and can be reelected. If needed, they may also be appointed by a Special Shareholders' Meeting. The members of the Board of Directors shall remain in their positions until their replacements are appointed and holding their positions.

Clause No.9. To comply with Article 244 of the Code of Commerce, each member of the Board of Directors shall deposit in the Employee's Fund fifty (50) Company shares. The Board of Directors will gather every time the interest of the Company so demands, and at least, once a month. The amount equivalent to two hundred (200) tax units for each meeting they attend corresponds to each member of the Board of Directors, calculated based on the provisions of Article 229 of the Organic Tax Code and to the Regulations issued by the Tax Administration.

Clause No.10. The decisions by the Board of Directors will be made by absolute majority.

**TITLE III**

**Powers of Administrators**

Clause No.11. The Board of Directors has the broadest powers to administer the Company, is empowered to authorize all the acts of disposition and it has specially the following powers: Approving the company budget for expenses and investments; establishing the general work plans and standards for operating its industrial plants and trade; resolving about the acquisition and encumbrance of property; appointing the Committees it deems convenient, with the powers it may determine; appointing, if convenient, a Secretary who shall have the powers to certify, totally or partially, the minutes of such Board of Directors. Likewise, the Board of Directors may appoint from its number or not, Advisors and in each case the Board will set their powers and



remuneration; revoking appointments of one or others; establishing the regulations required for the good operation of the different company activities, exploitations, services or branches; complying and enforcing the agreements of the Board of Directors in regard to dividends, which shall be paid in cash, securities or other goods; increasing the capital of the Company within the term and conditions and to the amount authorized by the Shareholders' Meeting by issuing shares, in the time, amounts and conditions it deems convenient, without need to convene a Shareholders' Meeting; awarding by the Chairman of the Board of Directors or whomsoever acts as such or by the Executive President, the general or special powers that were necessary with powers to convene, desist, reach a settlement, bind to arbitration, request a solution as per equity, make public bids, receive money and have the right of litigation; ordering transactions of bank credits or other kind and loans required by the Company; lending on behalf of the Company bonds or collaterals in favor of third parties; convening Shareholders' Meetings and complying with the decisions and agreements of them; establishing the regulations to annul titles of Company shares, issuing new shares and transferring them and registering them in the Shareholders' Book.

Clause No.12.

The Chairman of the Board of Directors has the powers to:

a) Preside over the General and Special Shareholders' Meetings;
b) Perform the full legal representation of the Board of Directors;
c) Preside over the meetings of the Board of Directors;
d) Enforce through the Executive President the decisions of the Shareholders' Meeting and of the Board of Directors;
e) Convene General Shareholders' Meetings when so decided by the Board of Directors;
f) Certify, totally or partially, the minutes of the meetings of the Board of Directors and of the Shareholders' Meetings.

The Executive President has the powers to:

a) The direct and immediate administration of the company businesses and its affiliates;





b) The daily operation of each plant;

c) Establishing the general or strategic guidelines for company structure and its affiliates;

d) Hire and remove the Managers and other company personnel, setting their remuneration and vesting on them the powers he/she deems convenient;

e) Carr out the instructions given by the Board of Directors;

f) Report the proceedings of the Board of Directors.

Clause No.13. Yearly, from the liquid benefits a quota of five per cent (5%) will be separated until creating an amount equivalent to ten per cent (10%) of the capital stock to create the Reserve Fund. The Board of Directors shall also create other funds or provisions, and amend them or eliminate them, according to the circumstances and the needs of the Company.

Clause No.14. One per cent (1%) will be taken from the liquid benefits on a year basis to be distributed among the eleven (11) members of the Board of Directors proportionally to their attendance to the meetings of such Board of Directors.

**TITLE IV**

**General Cut-Off of Account and Balance Sheet. Shareholders' Meetings**

Clause No.15. On December the 31st of each year the general Company cut-off of accounts will be made and the balance sheet will be prepared to be submitted to the General Shareholders' Meeting.

The General Shareholders' Meeting shall be convened within the one hundred and twenty (120) days following the corresponding cut-off of accounts. Notices for Shareholders' Meetings either General or Special will be made in a newspaper of major circulation with at least five (5) days in advance, indicating the purpose of the meeting. If a number of shareholders representing more than half the capital stock do not attend those meetings, shareholders will be convened three days after without need of a new notice. If there will be no quorum then, the provisions set forth in Article 276 of the Code of Commerce will be enforced.

Clause No.16. The Shareholders' Meeting shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the fashion





and date the meeting deems convenient. Dividends to be allocated among shareholders cannot be less than fifty per cent (50%) of net activities from each fiscal year after provision for income tax and deduction of legal reserves. Out of this percentage, not less than twenty-five per cent (25%) shall be allocated in cash. In case the company has an accumulated deficit, net income shall be destined to compensation of such deficit and the surplus from earnings shall be allocated according to the aforementioned fashion.

When earnings from the corresponding fiscal year are inferior to the percentage of the capital paid as determined by the National Securities and Exchange Commission, the provisions set forth in Article 116 of the Capital Market law shall apply.

The General Shareholders' Meeting of the Company shall decide about the amount and payment time of dividends, but it may delegate to the Board of Directors setting the payment date of dividends.

Clause No.17. The Chairman of the Board of Directors or whomsoever act as such will be Chairman of the Board of Directors, and in his/her absence, the meeting shall be presided over by the one immediately next in hierarchy. If any of these members were not present, the Shareholders' Meeting shall appoint one to preside the meeting over.

**TITLE V**

**Miscellaneous Provisions**

Clause No.18. Anything not provided for herein shall be governed by the provisions of the Code of Commerce.

Clause No.19. The provisions set forth herein render void and supersede those set forth in the original Articles of Incorporation/By-Laws of the company and its subsequent amendments.

There being no further matter to discuss, this document was read out and signed in agreement, after the list, by the attending shareholders."

This certification is issued in the city of Caracas, on the Tenth (10th) day of May of the year Nineteen Hundred and Ninety-Nine.

(signed) Illegible. ------------------------------------------------------------------------



The undersigned does hereby make known that the foregoing copies, comprising 18 folios, are a true and exact copy of those inserted to file number 3251 which are issued in Caracas on the 2nd day of August of the year 2004 as per form RM No.155661.

The First Commercial Registrar.

Lawyer DEBORA PUTERMAN DE HECKER (signed) Illegible. ----------------------------

MINISTRY OF JUSTICE. FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE.

Caracas, on the Fourteenth (14th) of July of Nineteen Hundred and Ninety-Nine. Historical years 189 and 140. The foregoing participation having been acknowledged as presented by its signatory for its registration with the Commercial Registry Office and, fixing. Let it be issued in conformity and let it be added to the original file together with the accompanying documents. The foregoing document was drawn up by Lawyer NELLY GONZALEZ DIAZ and it is registered with the Commercial Registry under No.35, Volume 141-A-Pro. Fees paid Bs.262070.00 as per Form RM N.444986, Bank No.0132760 amounting to Bs.35520,00. Identification was made as follows: CARLOS DELFINO, I.D. Card V-3659617.

The First Commercial Registrar.

Lawyer María Teresa Lusinchi Castillo.

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOD/54/MAR -----------------------------------------------------------------------------------

Translator's Note:

At the upper right margin of each page there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 June 30 PM 2:19 FILE RECEIVED." ----------------------------------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2006.

(signed)

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 28 de junio de 2006.



Señores
**Secretaría Ejecutiva de la**
**COMISION NACIONAL DE VALORES**
Presente.-

Tenemos a bien dirigirnos a Uds. con la finalidad de dar acuse de recibo de su Oficio DOPU-122-2006 de fecha 27 de junio del año 2006, en la cual se expresa textualmente lo siguiente: " que efectuada la revisión a la información anual correspondiente al ejercicio económico finalizado el 31 de diciembre de 2005, se detectaron las siguientes observaciones: 1.- No consignó el informe sobre los métodos y procedimientos aplicados en su organización para prevenir la utilización de los mismos como medio para legitimar capitales, incumpliendo con lo dispuesto en el numeral 9 del artículo 5 de la Reforma de las Normas relativas a la Información Periódica u Ocasional que deben Suministrar las personas sometidas al Control de la Comisión Nacional de Valores contenida en la Resolución N° 012-2006 de fecha 9 de febrero de 2006 y publicada en la Gaceta Oficial Extraordinaria N° 5.802 de fecha 8 de marzo de 2006. 2.- Para la actualización de los datos de la institución en nuestros registros, se requiere la última modificación estatutaria registrada".

En relación con el punto 1.- del referido Oficio, les manifestamos que en fecha 04 de mayo de 2006 mi representada efectuó una solicitud a la Comisión Nacional de Valores para que se le exceptuara de la aplicación del Sistema Integral de Prevención y Control, en virtud de que mi representada cuando ha realizado ofertas públicas de títulos valores (entiéndase acciones, papeles comerciales y/o bonos quirografarios) no se ha reservado la colocación directa de los mismos, condición ésta establecida en los literales "a" y "b" del artículo 2 de las Normas para la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano, dictadas por la Comisión Nacional de Valores mediante Res. 178-2005 de fecha 16 de diciembre de 2005 y publicada en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2006, los cuales transcribimos textualmente a continuación: "Artículo 2.- Sujetos Obligados por organización ... las personas naturales o jurídicas que a continuación se mencionan: a. Las personas cuyos valores sean objeto de oferta pública, cuando se reserven la colocación directa de valores. b. Las sociales cuyos valores estén inscritos en el Registro Nacional de Valores; que soliciten autorización para emitir acciones y cuya colocación se reserven." (subrayados nuestros). Y es por esta razón que mi representada no entregó el informe sobre los métodos y procedimientos aplicados en su organización para prevenir la utilización de los mismos como medio para legitimar capitales, pues consideramos que en materia de mercado de capitales no podemos establecer controles y procedimientos ya que no tenemos contacto directo con los inversionistas, siendo el agente de traspaso y los agentes de colocación quienes estarían obligados a efectuar los controles.

En relación con el pago de los dividendos que mi representada realiza directamente, les informamos que existe un procedimiento interno destinado a verificar con el agente de traspaso la identidad del accionista, sean estos personas naturales o jurídicas, así como las condiciones para el pago de los mismos, manteniendo un archivo individual de cada uno de ellos con la documentación legal correspondiente que deben presentar en cada oportunidad de pago, así como de las autorizaciones para el cobro, dejando copias de los documentos de identidad, tanto del accionista como del autorizado, así mismo se decidió tomar la huella dactilar del autorizado o del accionista.

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

No obstante y en virtud de la publicación y entrada en vigencia de la LEY ORGANICA CONTRA EL TRAFICO ILICITO Y EL CONSUMO DE SUSTANCIAS ESTUPEFACIENTES Y PSICOTROPICAS (G.O. Nº 38.337 del 16 de diciembre del año 2005) y de la LEY ORGANICA CONTRA LA DELINCUENCIA ORGANIZADA. (G.O. Nº 5.789 del 26 de octubre del año 2005), , les informamos que MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A ha establecido controles y procedimientos para prevenir la utilización de la compañía como medio para legitimar capitales en las áreas de compra de bienes y servicios y de venta y mercadeo, que podríamos resumir en los siguientes aspectos:

1. Solicitud a cada proveedor o cliente de la siguiente documentación:
   Legal: RIF y NIT, expediente mercantil (acta constitutiva y sus modificaciones), certificación en la cual la empresa deja constancia expresa de su composición accionaria, referencias bancarias, los dos últimos estados financieros, carta con la lista de otros clientes, certificación sobre la actividad económica que realiza, entre otros.
   Laboral: Copia del acta constitutiva del Comité de Seguridad y Salud, planilla 14-02 de cada trabajador, última factura cancelada del IVSS, constancia de cancelación listado de los trabajadores afiliados de la Ley Régimen Prestacional de Vivienda y Habitat, constancia de cumplimiento de la Ley de Alimentación, seguro de responsabilidad civil, notificación y análisis de Seguridad o riesgos por cargo firmada por cada trabajador, programa de higiene y seguridad laboral, constancia e inducción de los trabajadores, evaluación médica pre-empleo, listado del personal y del representante de seguridad, constancia de entrega de equipo de protección personal y del uniforme, listado o inventario de los equipos o maquinarias a ingresar, plan de emergencia en caso de lesiones o enfermedades.
   Información que debe actualizarse trimestralmente.
2. Se establecieron controles de horarios y días de ingreso y egreso a las plantas industriales, almacenes, oficinas y caja.
3. Se establecieron normas y procedimientos por área y niveles de responsabilidad para la aprobación de las compras de bienes y servicios nacionales e importados.

En cuanto con el punto 2.- del referido Oficio, les adjuntamos copia de la comunicación enviada a la Comisión Nacional de Valores en fecha 20 de julio de 1999, en el cual les consignamos original del Registro Mercantil de la Asamblea General Ordinaria de Accionistas celebrada el día 26 de abril de 1999, la cual corresponde a la última modificación estatutaria.

Anexos las siguientes copias:
1. Solicitud dirigida a la Comisión Nacional de Valores recibida en fecha 04 de mayo de 2006
2. Comunicación enviada a la Comisión Nacional de Valores en fecha 20 de julio de 1999.
3. Registro Mercantil de la Asamblea General Ordinaria de Accionistas celebrada el día 26 de abril de 1999.

Atentamente,
**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

Molino Papel Escribir Imprimir Embalar Teléfonos (043) 352011 352012 352233
Planta Sacos Teléfonos (043) 458720 25557
Planta Bolsas Teléfonos (043) 25710 352258
Resmas, Resmillas y Formas Continuas Teléfono (043) 468179 · 350880
CORIALSA (Productos Escolares Alpes) Teléfonos (041) 332419 332405 332428
Transporte Alpes Teléfono (02) 9012416


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 101 0. A Venez
Teléfono (02) 9012311





Caracas, 03 de mayo de 2006

Ciudadano
**Presidente de la**
**COMISION NACIONAL DE VALORES**
Su Despacho.-

Quien suscribe, Carlos Delfino T., venezolano, mayor de edad, portador de la cédula de identidad No. 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) SA.C.A.**, sociedad mercantil inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal (Hoy Distrito Capital) y Estado Miranda, bajo el N° 376, Tomo 1-B, de fecha 31 de marzo de 1950, ante usted respetuosamente ocurro, para exponer lo siguiente:

Considerando que las Normas para la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de capitales Venezolano, dictadas por la Comisión Nacional de Valores según Res. 178-2005 de fecha 16 de diciembre de 2005 y publicada en la Gaceta Oficial N° 38.354 de fecha 10 de enero de 2006, entrarán en vigencia a los 120 días continuos contados a partir de la fecha de su publicación en la Gaceta Oficial, es decir a partir del 10 de mayo del presente año.

Considerando que los sujetos obligados en función de garantes por organización son aquellos definidos en el artículo 2 de las referidas Normas.

Considerando que mi representada MANUFACTURAS DE PAPEL, C.A. (MANPA) SA.C.A. aún cuando está inscrita en el Registro Nacional de Valores tanto por la inscripción de sus acciones, como por hacer oferta pública de papeles comerciales y obligaciones quirografarias, no se ha reservado la colocación directa de dichos valores y en todo los casos en los cuales ha realizado oferta pública de valores, entiéndase acciones, papeles comerciales u obligaciones quirografarias, ha utilizado agentes de colocación para los mismos, requisito este establecido en los literales a y b del artículo 2 de las normas cuando en ellos se expresa textualmente: "**a.** Las personas cuyos valores sean objeto de oferta pública, cuando se reserven la colocación directa de valores. **b.** Las sociales cuyos valores estén inscritos en el Registro Nacional de Valores; que soliciten autorización para emitir acciones y cuya colocación se reserven." (subrayados nuestros).

En este mismo sentido, mi representada manifiesta que no tiene pensado realizar ofertas públicas de valores reservándose la colocación directa y en caso de hacer ofertas públicas reservándose la colocación directa de los valores se compromete a aplicar el Sistema Integral de Prevención y Control tal y como la





MANPA



resolución indica.

Considerando que de conformidad con lo establecido en la Ley Orgánica contra la Delincuencia Organizada publicada en la Gaceta Oficial Extraordinaria N° 5.789 de fecha 26 de octubre de 2005, la cual entró en vigencia a partir de su publicación en la Gaceta Oficial y establece en su artículo 43 numeral 3 establece

" Se consideran sujetos obligados, de conformidad con lo dispuesto en el Plan Operativo Anual dictado por el órgano desconcentrado encargado de la lucha contra la delincuencia organizada, los siguientes: ... 3. Las sociedades anónimas de capital autorizado ..... y demás personas naturales o jurídicas que intervengan en la oferta pública regida por le Ley de Mercado de Capitales", es decir define quienes se consideran sujetos obligados por organización, y en consecuencia éstos deben establecer controles internos para prevenir el ser utilizados para legitimar capitales.

En virtud de lo antes expuesto, en nombre de mi representada solicito:

1. Se le exceptúe de la aplicación del Sistema Integral de Prevención y Control, pues cuando ha efectuado oferta de valores no se ha reservado la colocación directa de los mismos;
2. Y, en caso de ser exceptuados del Sistema Integral de Prevención y Control por no encontrarse dentro de los supuestos establecidos en el art. 2 de la Res. N°178-2005 emitida por dicho Organismo, se nos indique si debemos implementar algunos o todos los documentos señalados en dicha Resolución 178-2005, es decir, Plan Operativo Anual, Código de Etica; Compromiso Institucional; Documento de Buen Gobierno Corporativo; Manual de Políticas, Normas y Procedimientos y Programa Anual de adiestramiento.

Dirección de notificación:
Urb. El Bosque, Chacaito, Av. Fco. de Miranda con Av. El Parque, Torre Country Club, piso 12, Telf. 9012307, fax. 9012410, Atn. Dra. Nelly González.-

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 4075?
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

Teléfonos (043) 401219 - 401220
2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380



Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

99 JUL 20 PM 8:34
DE VALORES
RECIBIDO
2006 JUN 30 PM 2:10
RECIBIDO

*Caracas, julio 19 de 1999*

*Señores*
***COMISION NACIONAL DE VALORES***
*Su Despacho*

*Para su debido conocimiento y fines consiguientes, anexo a la presente les remito el Registro Mercantil de la Asamblea General Ordinaria de Accionistas de esta compañía celebrada el día* ***26 de abril de 1999.***

*Sin otro particular a que hacer referencia, quedo de ustedes.*

*Atentamente,*

**MANUFACTURAS DE PAPEL, C.A.**
**(Manpa), S.A.C.A.**

**Lic. CARLOS E. DELFINO T.**
**Presidente**

*anexo lo indicado*

**FAVOR DEVOLVER**
**FIRMADO Y SELLADO**

RM N°. 155661





**MINISTERIO DEL INTERIOR Y JUSTICIA**

**REGISTRO MERCANTIL PRIMERO**

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Abg. DEBORA PUTERMAN DE HECKER
Registradora Mercantil Primera
de la Circunscripción Judicial del Dtto. Capital y Edo. Miranda, quien suscribe:

C E R T I F I C A

Que ha confrontado la copia fotostática constante de DIEZ Y OCHO folios, que a continuacion se reproducen, y que es traslado fiel y exacto del Documento inscrito bajo el Número: 35, TOMO 141-A-PRO, DE FECHA 14-07-1999.

CORRESPONDIENTE A LA EMPRESA
MANUFACTURAS DE PAPEL C.A (MANPA) S.A.C.A.

que se encuentran agregados al Expediente N°.: 3251
con fecha antes mencionada.........................................

C E R T I F I C A, Igualmente, que esta copia fotostática ha sido hecha en esta oficina por el(la) Ciudadano(a): CARMEN LUISA PEREZ, Con Cédula de Identidad N°: V-4.911.319 , persona capaz, autorizado(a) por mi para hacerla y quien, junto conmigo suscribe la presente certificación y cada una de sus páginas.



COMISION NACIONAL DE VALORES

3251



Nelly González Díaz
Abogado
Inpre-Abogado No. 31232

Ciudadano

*Registrador Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda*

Su Despacho

Yo, *CARLOS DELFINO T.*, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de *MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A.*, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la *Asamblea General Ordinaria de Accionistas* de mi representada celebrada el *26 de abril de 1999*, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 1998, con vista de los informes de la Junta Directiva y de los Comisarios.

2° La *elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración*, quedando designados como *Primer Comisario Principal* el *Lic. Juan Felipe Malinich Malarin*, inscrito en el Colegio de Contadores Públicos del Distrito Federal bajo el N° 6.314 y como su *Suplente* la *Lic. Jacqueline Subero*, inscrita en el Colegio de Licenciados en Administración del Distrito Federal, bajo el N° 11.437. Como *Segundo Comisario Principal* el *Lic. Jacobo Cohen*, inscrito en el Colegio de Licenciados en Administración del Distrito Federal, bajo el N° 12.915 y como su *Suplente* el *Lic. Pedro José Garriga*, inscrito en el Colegio de Contadores Públicos del Distrito Federal, bajo el N° 7.485.

3° Que la compañía *continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.)*, para facilitar la oferta pública de acciones sin tener que convocar cada vez la Asamblea de Accionistas. Igualmente se aprobó el capital autorizado de la compañía en la suma de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,00). A este respecto se acompaña fotocopia de la comunicación de la Comisión Nacional de Valores N° HCNV-OP-137 del 11 de mayo de 1999.

4° La *emisión de Obligaciones Quirografarias* hasta por un monto de *QUINCE MIL MILLONES DE*

REGISTRO MERCANTIL PRIMERO


COMISION NACIONAL
DE VALORES
2006 JUN 30 PM 2: 10
ARCHIVO
RECIBIDO

Primera Porción:

De Cincuenta Céntimos de Bolívar (Bs. 0,50) por acción, a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago en el primer semestre del año en curso.

Segunda Porción:

De Cincuenta Céntimos de Bolívar (Bs. 0,50) por acción, a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago en el segundo semestre del año en curso.

Los dividendos serán pagados en las oficinas de la compañía. Igualmente se aprobó delegar en la Junta Directiva la fijación de la fecha de pago de las porciones antes mencionadas en las oportunidades señaladas.

7° La *modificación de la Cláusula N° 8 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa al nombramiento de los Comisarios*, la cual quedó redactada de la siguiente forma:

Cláusula N° 8.- La sociedad tendrá dos (2) Comisarios Principales y dos (2) Suplentes, quienes deberán ser profesionales o técnicos y tener experiencia en asuntos financieros y mercantiles, y serán electos de una terna para cada Comisario y su Suplente, no podrán ser integrantes de la Junta Administradora, ni empleados de la sociedad, ni parientes de alguno de los administradores hasta el cuarto grado de consanguinidad o segundo de afinidad, ni cónyuges, y serán electos en la siguiente forma: La elección será pública y hecha por separado para cada Comisario. Los accionistas que hubieren votado a favor del primer Comisario no podrán votar a favor del segundo, salvo que representen más del ochenta por ciento (80%) del capital social. La elección se hará por mayoría simple. Si alguna de las votaciones se hiciere por unanimidad, todos los electores podrán participar

en la siguiente.

Los Administradores y sus Suplentes, así como los Comisarios y sus Suplentes, serán nombrados por la Asamblea Ordinaria y durarán dos (2) años en el ejercicio de sus funciones, y podrán ser reelegidos. En caso de necesidad, podrán ser nombrados también por una Asamblea Extraordinaria. Los miembros de la Junta Directiva permanecerán en sus cargos hasta tanto sus sucesores sean designados y tomen posesión de ellos.

8° La *modificación de la Cláusula N° 11 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa a las atribuciones de los administradores en lo que se refiere al decreto de dividendos*, la cual quedó redactada de la siguiente forma:

*Cláusula N° 11.- La Junta Directiva tiene los más amplios poderes en la administración de la Compañía, está facultada para autorizar todos los actos de disposición y especialmente tiene las atribuciones siguientes: Aprobar el presupuesto de gastos e inversiones de la empresa; establecer los planes generales de trabajo y las normas para el funcionamiento de sus plantas industriales y de su comercio; resolver la adquisición y gravamen de los inmuebles; designar los Comités que considere convenientes, con las facultades que ella fije; nombrar si lo cree conveniente un Secretario, quien tendrá facultades para certificar total o parcialmente las actas de dicha Junta; asimismo podrá nombrar de su seno o fuera de él, Asesores y en cada caso les fijará las atribuciones que deben desempeñar y su remuneración; revocar los nombramientos de unos y otros; dictar los reglamentos que se requieran para el buen funcionamiento de las diversas actividades, explotaciones, servicios o sucursales de la sociedad; cumplir y hacer cumplir los acuerdos de la Asamblea en materia de dividendos, los cuales podrán ser pagados en efectivo, valores u otros bienes; aumentar el capital de la Compañía dentro del plazo y condiciones y hasta por la cantidad autorizada por la Asamblea, mediante la emisión de acciones, en las oportunidades, cuantías y condiciones que juzgue conveniente, sin necesidad de convocar una Asamblea; conferir por medio del Presidente de la Junta Directiva o quien haga sus veces o del Presidente Ejecutivo, los poderes generales o especiales que fueren necesarios con facultades para convenir, desistir, transigir, comprometer en árbitros, solicitar la decisión según la equidad, hacer posturas en remates, recibir cantidades de dinero y disponer del derecho en litigio; ordenar la contratación de los créditos bancarios o de otra especie y los préstamos que requiera la Compañía; prestar en nombre de la Compañía fianzas o garantías a favor de terceros; convocar las Asambleas y cumplir las decisiones y acuerdos de éstas; dictar la*

*acciones y su traspaso e inscripción en el Libro de Accionistas.*

9° La *modificación de las Cláusulas N° 15 y 16 del Documento Constitutivo-Estatutos Sociales de la compañía, relativas al corte general de cuentas y convocatoria a la Asamblea, y a la política de dividendos*, respectivamente, las cuales quedaron redactadas de la siguiente forma:

*Cláusula N° 15.- El 31 de diciembre de cada año se hará el corte general de cuentas de la Compañía y se practicará el balance que será sometido a la próxima Asamblea Ordinaria.*

*La Asamblea Ordinaria se reunirá dentro de los ciento veinte (120) días siguientes al respectivo corte de cuentas. Las convocatorias para las Asambleas Ordinarias o Extraordinarias se harán por la prensa en un periódico de mayor circulación con cinco (5) días de anticipación, por lo menos, y se indicará el objeto de la reunión. Si a esas Asambleas no concurriere un número de accionistas que represente más de la mitad del capital social se reunirá tres días después sin necesidad de nueva convocatoria, y si entonces tampoco concurriere, se procederá conforme a lo dispuesto en el Artículo 276 del Código de Comercio.*

*Cláusula N°.16 .- La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.*

*Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales.*

*La asamblea ordinaria de accionistas de la compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos.*

10° *Transcribir el Documento Constitutivo-Estatutos Sociales de la compañía con todas las modificaciones habidas hasta la fecha, incluyendo las aprobadas por esta Asamblea,* autorizándose a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

*"DOCUMENTO CONSTITUTIVO-ESTATUTOS*

*MANUFACTURAS DE PAPEL, C.A.*

*(MANPA), S.A.C.A.*

*TITULO I*

*Objeto de la Sociedad, Domicilio, Capital y Acciones*

*Cláusula N° 1*.- Manufacturas de Papel, Compañía Anónima (MANPA), S.A.C.A., es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aun cuando no tengan relación con la fabricación del papel, su industrialización y manufactura; adquirir o recibir por cualquier título todo género de bienes muebles e inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

*Cláusula N° 2*.- El domicilio de la compañía es la ciudad de Caracas, sin perjuicio de establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la sociedad lo creyere necesario o conveniente.

*Cláusula N° 3*.- La duración de la compañía es hasta el treinta y uno (31) de diciembre del año dos mil cincuenta y uno (2.051).

*Cláusula N° 4*.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA MILLONES NOVENTA Y CUATRO MIL DOSCIENTOS CUARENTA BOLÍVARES (Bs. 22.940.094.240,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas, que otorgan a sus

*Cláusula N° 5*.- Cada una de las acciones que integran el Capital Social da derecho a un voto en las Asambleas y gozan de iguales derechos. Los títulos de las acciones deberán ser suscritos por dos (2) Directores, pero podrán igualmente ser firmados mediante la utilización de un procedimiento mecánico de seguridad (troquel).

*Cláusula N° 6*.- Cuando una acción por cualquier motivo pasare a ser propiedad de varias personas, éstas deben unificarse en cuanto a su representación, pues la Compañía únicamente reconocerá por cada acción, en todo caso, un solo representante.

## *TITULO II*

### *Administración*

*Cláusula N° 7*.- La sociedad será administrada por una Junta Directiva compuesta por once (11) miembros principales, de los cuales la misma Junta designará los que deben ejercer los cargos de Presidente, Primer Vice-Presidente y Segundo Vice-Presidente de dicha Junta. Habrá, además, once (11) Suplentes para llenar las faltas absolutas o temporales de los Principales, de los cuales la Junta Directiva designará y convocará a quién o quiénes deban suplir esas faltas.

Las ausencias absolutas o temporales del Presidente serán suplidas por el Primer Vice-Presidente y en ausencia de éste, por el Segundo Vice-Presidente. Si faltare también éste la Junta designará cuál de sus miembros deberá suplir la ausencia del Presidente.

La Junta Directiva designará igualmente un Presidente Ejecutivo, quien podrá ser o no miembro de dicha Junta, no podrá tener más de sesenta y cinco (65) años y tendrá las atribuciones que se establecen en la Cláusula N° 12 de estos Estatutos.

No podrá ser elegido miembro de la Junta Directiva, quien haya cumplido setenta (70) años de edad.

*Cláusula N° 8*.- La sociedad tendrá dos (2) Comisarios Principales y dos (2) Suplentes, quienes deberán ser profesionales o técnicos y tener experiencia en asuntos financieros y mercantiles, y serán electos de una terna para cada Comisario y su Suplente, no podrán ser integrantes de la Junta Administradora, ni empleados de la sociedad, ni parientes de alguno de los administradores hasta el cuarto grado de

consanguinidad o segundo de afinidad, ni cónyuges, y serán electos en la siguiente forma: La elección será pública y hecha por separado para cada Comisario. Los accionistas que hubieren votado a favor del primer Comisario no podrán votar a favor del segundo, salvo que representen más del ochenta por ciento (80%) del capital social. La elección se hará por mayoría simple. Si alguna de las votaciones se hiciere por unanimidad, todos los electores podrán participar en la siguiente.

Los Administradores y sus Suplentes, así como los Comisarios y sus Suplentes, serán nombrados por la Asamblea Ordinaria y durarán dos (2) años en el ejercicio de sus funciones, y podrán ser reelegidos. En caso de necesidad, podrán ser nombrados también por una Asamblea Extraordinaria. Los miembros de la Junta Directiva permanecerán en sus cargos hasta tanto sus sucesores sean designados y tomen posesión de ellos.

*Cláusula N° 9*.- A efectos del Artículo 244 del Código de Comercio, cada miembro de la Junta Directiva debe depositar en la Caja Social cincuenta (50) acciones de la Compañía. La Junta Directiva se reunirá cada vez que lo exija el interés de la Compañía, y, cuando menos, una vez por mes. Corresponde a cada miembro de la Junta Directiva la cantidad equivalente a doscientas (200) unidades tributarias, por cada reunión a que asista, calculadas con base a lo establecido en el artículo 229 del Código Orgánico Tributario y a las Resoluciones que emita la Administración Tributaria.

*Cláusula N° 10*.- Las decisiones de la Junta Directiva se tomarán por mayoría absoluta.

## *TITULO III*

### *Atribuciones de los Administradores*

*Cláusula N° 11*.- La Junta Directiva tiene los más amplios poderes en la administración de la Compañía, está facultada para autorizar todos los actos de disposición y especialmente tiene las atribuciones siguientes: Aprobar el presupuesto de gastos e inversiones de la empresa; establecer los planes generales de trabajo y las normas para el funcionamiento de sus plantas industriales y de su comercio; resolver la adquisición y gravamen de los inmuebles; designar los Comités que considere convenientes, con las facultades que ella fije; nombrar si lo cree conveniente un Secretario, quien tendrá facultades para certificar total o parcialmente las actas de dicha Junta; asimismo podrá nombrar de su seno o fuera de él, Asesores y en cada caso les fijará las atribuciones que deben desempeñar y su remuneración; revocar los nombramientos de unos y otros; dictar los reglamentos que se requieran para el buen funcionamiento de las diversas actividades, explotaciones, servicios o sucursales de la sociedad; cumplir y hacer cumplir los

otros bienes; aumentar el capital de la Compañía dentro del plazo y condiciones y hasta por la cantidad autorizada por la Asamblea, mediante la emisión de acciones, en las oportunidades, cuantías y condiciones que juzgue conveniente, sin necesidad de convocar una Asamblea; conferir por medio del Presidente de la Junta Directiva o quien haga sus veces o del Presidente Ejecutivo, los poderes generales o especiales que fueren necesarios con facultades para convenir, desistir, transigir, comprometer en árbitros, solicitar la decisión según la equidad, hacer posturas en remates, recibir cantidades de dinero y disponer del derecho en litigio; ordenar la contratación de los créditos bancarios o de otra especie y los préstamos que requiera la Compañía; prestar en nombre de la Compañía fianzas o garantías a favor de terceros; convocar las Asambleas y cumplir las decisiones y acuerdos de éstas; dictar la reglamentación para la anulación de títulos de acciones de la Compañía, la emisión de nuevas acciones y su traspaso e inscripción en el Libro de Accionistas.

*Cláusula N° 12.-*

Son atribuciones del Presidente de la Junta Directiva:

a) Presidir las Asambleas Generales Ordinarias y Extraordinarias de Accionistas;

b) Ejercer la plena representación legal de la Compañía ante terceros;

c) Presidir las reuniones de la Junta Directiva;

d) Hacer ejecutar a través del Presidente Ejecutivo las decisiones de la Asamblea y de la Junta Directiva;

e) Convocar las Asambleas Generales de Accionistas cuando así lo acuerde la Junta Directiva;

f) Certificar total o parcialmente las actas de las reuniones de la Junta Directiva y de las Asambleas de Accionistas.

Son atribuciones del Presidente Ejecutivo:

a) La administración directa e inmediata de los negocios de la compañía y sus filiales;

b) La operación diaria de cada una de las Plantas;

c) Fijar los lineamientos generales o estratégicos para la estructura de la compañía y sus filiales;

d) Contratar y remover los Gerentes y demás personal de la compañía, fijándoles sus remuneraciones e invistiéndoles de las facultades que considere convenientes;

e) Ejecutar las instrucciones que le imparta la Junta Directiva;

f) Dar cuenta de sus actuaciones a la Junta Directiva.

Cláusula Nº 13.- Anualmente se separará de los beneficios líquidos una cuota del cinco por ciento (5%) hasta formar una cantidad equivalente al diez por ciento (10%) del Capital Social para formar un Fondo de Reserva. La Junta Directiva podrá crear, además, otros fondos o apartados, y modificarlos o eliminarlos, de acuerdo con la circunstancia y las necesidades de la compañía.

Cláusula Nº 14.- De los mismos beneficios líquidos se separará anualmente un uno por ciento (1%) para ser distribuido entre los once (11) miembros de la Junta Directiva en proporción a sus asistencias a las reuniones de dicha Junta.

## TITULO IV

### Del Corte General de Cuentas y Balance. De las Asambleas

Cláusula Nº 15.- El 31 de diciembre de cada año se hará el corte general de cuentas de la Compañía y se practicará el balance que será sometido a la próxima Asamblea Ordinaria.

La Asamblea Ordinaria se reunirá dentro de los ciento veinte (120) días siguientes al respectivo corte de cuentas. Las convocatorias para las Asambleas Ordinarias o Extraordinarias se harán por la prensa en un periódico de mayor circulación con cinco (5) días de anticipación, por lo menos, y se indicará el objeto de la reunión. Si a esas Asambleas no concurriere un número de accionistas que represente más de la mitad del capital social se reunirá tres días después sin necesidad de nueva convocatoria, y si entonces tampoco concurriere, se procederá conforme a lo dispuesto en el Artículo 276 del Código de Comercio.

Cláusula Nº 16 .- La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido

Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales.

La asamblea ordinaria de accionistas de la compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos.

*Cláusula N° 17*.- El Presidente de la Junta Directiva o quien haga sus veces lo será de la Asamblea, y si no concurriere, la presidirá el miembro presente de dicha Junta que sea más inmediato en el orden de su elección. Si no estuviere presente ninguno de esos miembros, la Asamblea nombrará quién deba presidirla.

### *TITULO V*

#### *Disposiciones Complementarias*

*Cláusula N° 18*.- En todo lo no previsto en este documento regirán las disposiciones del Código de Comercio.

*Cláusula N° 19*.- Las presentes disposiciones dejan sin vigencia y sustituyen las contenidas en el Documento Constitutivo-Estatutos originarios de la sociedad y sus subsiguientes modificaciones."

Acompaño para ser archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea y copia de la comunicación de la Comisión Nacional de Valores N° HCNV-OP-137 del 11 de mayo de 1999.

Asimismo, solicito se sirva expedir quince (15) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

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Internet: http://www.manpa.com.ve

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la Asamblea General Ordinaria de Accionistas de fecha 26 de abril de 1999, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veintiséis (26) de abril de mil novecientos noventa y nueve, siendo las 4:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en el Diario El Universal, de fecha 8 de abril de 1999, que textualmente dice así: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 26 de abril de 1999, a las 4:00 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 1998, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), manteniendo el Capital Autorizado en Bs. 45.880.188.480,oo. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo a repartir a los accionistas. 7° Considerar y resolver la modificación de la Cláusula N° 8 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa al nombramiento de los Comisarios. 8° Considerar y resolver la modificación de la Cláusula N° 11 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa a las atribuciones de los administradores en lo que se refiere al decreto de dividendos. 9° Considerar y resolver la modificación de las Cláusulas N° 15 y 16 del Documento Constitutivo-Estatutos Sociales de la compañía, relativas al corte general de cuentas y convocatoria a la Asamblea, y a la política de dividendos, respectivamente. 10° Transcribir el Documento Constitutivo-Estatutos Sociales de la compañía con todas las modificaciones habidas hasta la fecha, incluyendo las que resulten aprobadas por esta Asamblea. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios y los demás documentos a que se refiere esta convocatoria, están a su





*disposición en las oficinas de la compañía a partir de la fecha de publicación de la misma. Caracas, 08 de abril de 1999. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente".*

*A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan un mil ochocientos cincuenta y un millones trescientos cuatro mil novecientos cuarentisiete (1.851.304.947) acciones, o sea, más del ochenta por ciento (80%) del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el Primer Punto de la convocatoria - la cual fue leída-, o sea, "Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 1998, con vista de los informes de la Junta Directiva y de los Comisarios". Los Estados Financieros de la compañía y los consolidados fueron leídos por los Comisarios y comentados ampliamente en diversas intervenciones por los Asambleístas, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.*

*De seguida se procedió a considerar el Segundo Punto de la convocatoria, o sea, "Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración." Tomó la palabra Nelly González y propuso que se designara dentro de la Primera Terna al Primer Comisario Principal y su Suplente, resultando elegido como Primer Comisario Principal el Licenciado Juan Felipe Malinich, inscrito en el Colegio de Contadores Públicos del Distrito Federal, bajo el N° 6.314 y como su Suplente la Licenciada Jacqueline Subero, inscrita en el Colegio de Licenciados en Administración del Distrito Federal, bajo el N° 11.437. Sometida a consideración de la Asamblea la proposición anterior fue aprobadá por unanimidad por los accionistas presentes. Seguidamente Roberto Yépez tomó la palabra y propuso que se designara dentro de la Segunda Terna al Segundo Comisario Principal y su Suplente, resultando elegido como Segundo Comisario Principal el Licenciado Jacobo Cohen, inscrito en el Colegio de Licenciados en Administración del Distrito Federal, bajo el N° 12.915 y como su Suplente el Licenciado Pedro José Garriga, inscrito en el Colegio de Contadores Públicos del Distrito Federal, bajo el N° 7.485. Sometida a consideración de la Asamblea la proposición anterior fue aprobada igualmente por unanimidad. De inmediato Roberto Yépez propuso que la remuneración de los Comisarios Principales fuera Seiscientos Mil Bolívares (Bs. 600.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea la proposición fue aprobada por unanimidad por los accionistas presentes.*

*Seguidamente, se procedió a considerar el Tercer Punto de la convocatoria, o sea, "Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), manteniendo el Capital Autorizado en Bs. 45.880.188.480,oo.". Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea la continuación de la compañía como Sociedad Anónima de Capital Autorizado (S.A.C.A.) para facilitar la oferta pública de acciones sin tener que convocar cada vez la Asamblea de Accionistas. Por lo tanto se pide a la Asamblea su aprobación para continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), quedando el Capital Autorizado en Bs. 45.880.188.480,oo.*





*Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.*

*Posteriormente, se procedió a considerar el Cuarto Punto de la convocatoria, o sea, "Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión." Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) y por un plazo máximo de dos (2) años. Igualmente, se propone a la Asamblea delegar a la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLÍVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.*

*Seguidamente se procedió a considerar el Quinto Punto de la convocatoria, o sea, "Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente." Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión*





*Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLÍVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.*

*Posteriormente se procedió a considerar el Sexto Punto de la convocatoria, o sea, "Acordar el dividendo a repartir a los accionistas." Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone decretar un dividendo ordinario en efectivo de Un Bolívar (Bs. 1,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 1998, pagadero en dos (2) porciones:*

*<u>Primera Porción:</u>*
*De Cincuenta Céntimos de Bolívar (Bs. 0,50) por acción, a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago en el primer semestre del año en curso.*
*<u>Segunda Porción:</u>*
*De Cincuenta Céntimos de Bolívar (Bs. 0,50) por acción, a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago en el segundo semestre del año en curso.*

*Los dividendos serán pagados en las oficinas de la compañía. Igualmente se solicita delegar en la Junta Directiva la fijación de la fecha de pago de las porciones antes mencionadas en las oportunidades señaladas.*

*Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.*

*Seguidamente se procedió a considerar el Séptimo Punto de la convocatoria, o sea, "Considerar y resolver la modificación de la Cláusula N° 8 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa al nombramiento de los Comisarios." Tomó la palabra Angel J. Ramírez y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea modificar la Cláusula N° 8 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa al nombramiento de la Junta Directiva. La redacción que se propone es la siguiente: <u>Cláusula N° 8</u>.- La sociedad tendrá dos (2) Comisarios Principales y dos (2) Suplentes, quienes deberán ser profesionales o técnicos y tener experiencia en asuntos financieros y mercantiles, y serán electos de una terna para cada Comisario y su Suplente, no podrán ser integrantes de la Junta Administradora, ni empleados de la sociedad, ni parientes de alguno de los administradores hasta el cuarto grado de consanguinidad o segundo de afinidad, ni cónyuges, y serán electos en la siguiente forma: La elección*



COMISION NACIONAL
DE VALORES

2005 JUN 30 PM 2:18

RECIBIDO

*será pública y hecha por separado para cada Comisario. Los accionistas que hubieren votado a favor del primer Comisario no podrán votar a favor del segundo, salvo que representen más del ochenta por ciento (80%) del capital social. La elección se hará por mayoría simple. Si alguna de las votaciones se hiciere por unanimidad, todos los electores podrán participar en la siguiente.*

*Los Administradores y sus Suplentes, así como los Comisarios y sus Suplentes, serán nombrados por la Asamblea Ordinaria y durarán dos (2) años en el ejercicio de sus funciones, y podrán ser reelegidos. En caso de necesidad, podrán ser nombrados también por una Asamblea Extraordinaria. Los miembros de la Junta Directiva permanecerán en sus cargos hasta tanto sus sucesores sean designados y tomen posesión de ellos.*

*Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.*

*Seguidamente se procedió a considerar el Octavo Punto de la convocatoria, o sea, "Considerar y resolver la modificación de la Cláusula N° 11 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa a las atribuciones de los administradores en lo que se refiere al decreto de dividendos." Tomó la palabra Angel J. Ramírez y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea modificar la Cláusula N° 11 del Documento Constitutivo-Estatutos Sociales de la compañía, relativa a las atribuciones de los administradores en lo que se refiere al decreto de dividendos. La redacción que se propone es la siguiente: Cláusula N° 11. La Junta Directiva tiene los más amplios poderes en la administración de la Compañía, está facultada para autorizar todos los actos de disposición y especialmente tiene las atribuciones siguientes: Aprobar el presupuesto de gastos e inversiones de la empresa; establecer los planes generales de trabajo y las normas para el funcionamiento de sus plantas industriales y de su comercio; resolver la adquisición y gravamen de los inmuebles; designar los Comités que considere convenientes, con las facultades que ella fije; nombrar si lo cree conveniente un Secretario, quien tendrá facultades para certificar total o parcialmente las actas de dicha Junta; asimismo podrá nombrar de su seno o fuera de él, Asesores y en cada caso les fijará las atribuciones que deben desempeñar y su remuneración; revocar los nombramientos de unos y otros; dictar los reglamentos que se requieran para el buen funcionamiento de las diversas actividades, explotaciones, servicios o sucursales de la sociedad; cumplir y hacer cumplir los acuerdos de la Asamblea en materia de dividendos, los cuales podrán ser pagados en efectivo, valores u otros bienes; aumentar el capital de la Compañía dentro del plazo y condiciones y hasta por la cantidad autorizada por la Asamblea, mediante la emisión de acciones, en las oportunidades, cuantías y condiciones que juzgue conveniente, sin necesidad de convocar una Asamblea; conferir por medio del Presidente de la Junta Directiva o quien haga sus veces o del Presidente Ejecutivo, los poderes generales o especiales que fueren necesarios con facultades para convenir, desistir, transigir, comprometer en árbitros, solicitar la decisión según la equidad, hacer posturas en remates, recibir cantidades de dinero y disponer del derecho en litigio; ordenar la contratación de los créditos bancarios o de otra especie y los préstamos que requiera la Compañía; prestar en nombre de la Compañía fianzas o garantías a favor de terceros; convocar las Asambleas y cumplir las decisiones y acuerdos de éstas; dictar la reglamentación para la anulación de títulos de acciones de la Compañía, la emisión de nuevas acciones y su traspaso e inscripción en el Libro de Accionistas.*

*Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.*

*Seguidamente se procedió a considerar el Noveno Punto de la convocatoria, o sea, "Considerar y resolver la modificación de las Cláusulas N° 15 y 16 del Documento Constitutivo-Estatutos Sociales de la*







COMISION NACIONAL DE VALORES

2006 JUN 30 PM 2:18

RECIBIDO

compañía, relativas al corte general de cuentas y convocatoria a la Asamblea, y a la política de dividendos, respectivamente." Tomó la palabra Angel J. Ramírez y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea modificar las Cláusulas N° 15 y 16 del Documento Constitutivo-Estatutos Sociales de la compañía, relativas al corte general de cuentas y convocatoria a la Asamblea. La redacción que se propone es la siguiente: Cláusula N° 15.- El 31 de diciembre de cada año se hará el corte general de cuentas de la Compañía y se practicará el balance que será sometido a la próxima Asamblea Ordinaria.

La Asamblea Ordinaria se reunirá dentro de los ciento veinte (120) días siguientes al respectivo corte de cuentas. Las convocatorias para las Asambleas Ordinarias o Extraordinarias se harán por la prensa en un periódico de mayor circulación con cinco (5) días de anticipación, por lo menos, y se indicará el objeto de la reunión. Si a esas Asambleas no concurriere un número de accionistas que represente más de la mitad del capital social se reunirá tres días después sin necesidad de nueva convocatoria, y si entonces tampoco concurriere, se procederá conforme a lo dispuesto en el Artículo 276 del Código de Comercio.

Cláusula N° 16.- La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.

Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales.

La asamblea ordinaria de accionistas de la compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por mayoría de los accionistas presentes, dejando constancia que el señor Ramón Rivas en representación de las dieciséis millones seiscientos treinta mil cuatrocientas noventa y seis (16.630.496) acciones y que corresponden a Venezuela Emerging Markets Index Ct., vota en contra de la proposición mencionada.

Seguidamente se procedió a considerar el Décimo Punto de la convocatoria, o sea, "Transcribir el Documento Constitutivo-Estatutos Sociales de la compañía con todas las modificaciones habidas hasta la fecha, incluyendo las que resulten aprobadas por esta Asamblea", y Carlos Delfino T., expuso que la Junta Directiva solicita se autorice la transcripción del Documento Constitutivo-Estatutos Sociales de la compañía con todas las modificaciones habidas hasta la fecha, inclusive las aprobadas por esta Asamblea. Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por mayoría de los accionistas presentes, dejando constancia que el señor Ramón Rivas en representación de las dieciséis millones seiscientos treinta mil cuatrocientas noventa y seis (16.630.496) acciones y que corresponden a Venezuela Emerging Markets Index Ct., vota en contra de la proposición





*mencionada, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.*

*"DOCUMENTO CONSTITUTIVO-ESTATUTOS*

*MANUFACTURAS DE PAPEL, C.A.*

*(MANPA), S.A.C.A.*

*TITULO I*

*Objeto de la Sociedad, Domicilio, Capital y Acciones*

*Cláusula N° 1.- Manufacturas de Papel, Compañía Anónima (MANPA), S.A.C.A., es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aun cuando no tengan relación con la fabricación del papel, su industrialización y manufactura; adquirir o recibir por cualquier título todo género de bienes muebles e inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.*

*Cláusula N° 2.- El domicilio de la compañía es la ciudad de Caracas, sin perjuicio de establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la sociedad lo creyere necesario o conveniente.*

*Cláusula N° 3.- La duración de la compañía es hasta el treinta y uno (31) de diciembre del año dos mil cincuenta y uno (2.051).*

*Cláusula N° 4.- El capital autorizado de la Sociedad es de CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo). El capital suscrito y pagado es de VEINTIDOS MIL NOVECIENTOS CUARENTA MILLONES NOVENTA Y CUATRO MIL DOSCIENTOS CUARENTA BOLÍVARES (Bs. 22.940.094.240,oo), dividido en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones comunes nominativas con valor nominal de DIEZ BOLIVARES (Bs. 10,00) cada una, totalmente suscritas y pagadas, que otorgan a sus poseedores iguales derechos.*

*Cláusula N° 5.- Cada una de las acciones que integran el Capital Social da derecho a un voto en las Asambleas y gozan de iguales derechos. Los títulos de las acciones deberán ser suscritos por dos (2) Directores, pero podrán igualmente ser firmados mediante la utilización de un procedimiento mecánico de seguridad (troquel).*

*Cláusula N° 6.- Cuando una acción por cualquier motivo pasare a ser propiedad de varias personas, éstas deben unificarse en cuanto a su representación, pues la Compañía únicamente reconocerá por cada acción, en todo caso, un solo representante.*



COMISION NACIONAL DE VALORES

2006 JUN 30 PM 2:18

ARCHIVO RECIBIDO

*TITULO II*

*Administración*

*<u>Cláusula N° 7</u>.- La sociedad será administrada por una Junta Directiva compuesta por once (11) miembros principales, de los cuales la misma Junta designará los que deben ejercer los cargos de Presidente/Primer Vice-Presidente y Segundo Vice-Presidente de dicha Junta. Habrá, además, once (11) Suplentes para llenar las faltas absolutas o temporales de los Principales, de los cuales la Junta Directiva designará y convocará a quién o quiénes deban suplir esas faltas.*

*Las ausencias absolutas o temporales del Presidente serán suplidas por el Primer Vice-Presidente y en ausencia de éste, por el Segundo Vice-Presidente. Si faltare también éste la Junta designará cuál de sus miembros deberá suplir la ausencia del Presidente.*

*La Junta Directiva designará igualmente un Presidente Ejecutivo, quien podrá ser o no miembro de dicha Junta, no podrá tener más de sesenta y cinco (65) años y tendrá las atribuciones que se establecen en la Cláusula N° 12 de estos Estatutos.*

*No podrá ser elegido miembro de la Junta Directiva, quien haya cumplido setenta (70) años de edad.*

*<u>Cláusula N° 8</u>.- La sociedad tendrá dos (2) Comisarios Principales y dos (2) Suplentes, quienes deberán ser profesionales o técnicos y tener experiencia en asuntos financieros y mercantiles, y serán electos de una terna para cada Comisario y su Suplente, no podrán ser integrantes de la Junta Administradora, ni empleados de la sociedad, ni parientes de alguno de los administradores hasta el cuarto grado de consanguinidad o segundo de afinidad, ni cónyuges, y serán electos en la siguiente forma: La elección será pública y hecha por separado para cada Comisario. Los accionistas que hubieren votado a favor del primer Comisario no podrán votar a favor del segundo, salvo que representen más del ochenta por ciento (80%) del capital social. La elección se hará por mayoría simple. Si alguna de las votaciones se hiciere por unanimidad, todos los electores podrán participar en la siguiente.*

*Los Administradores y sus Suplentes, así como los Comisarios y sus Suplentes, serán nombrados por la Asamblea Ordinaria y durarán dos (2) años en el ejercicio de sus funciones, y podrán ser reelegidos. En caso de necesidad, podrán ser nombrados también por una Asamblea Extraordinaria. Los miembros de la Junta Directiva permanecerán en sus cargos hasta tanto sus sucesores sean designados y tomen posesión de ellos.*

*<u>Cláusula N° 9</u>.- A efectos del Artículo 244 del Código de Comercio, cada miembro de la Junta Directiva debe depositar en la Caja Social cincuenta (50) acciones de la Compañía. La Junta Directiva se reunirá cada vez que lo exija el interés de la Compañía, y, cuando menos, una vez por mes. Corresponde a cada miembro de la Junta Directiva la cantidad equivalente a doscientas (200) unidades tributarias, por cada reunión a que asista, calculadas con base a lo establecido en el artículo 229 del Código Orgánico Tributario y a las Resoluciones que emita la Administración Tributaria.*

*<u>Cláusula N° 10</u>.- Las decisiones de la Junta Directiva se tomarán por mayoría absoluta.*





*TITULO III*

*Atribuciones de los Administradores*

*__Cláusula N° 11__.- La Junta Directiva tiene los más amplios poderes en la administración de la Compañía, está facultada para autorizar todos los actos de disposición y especialmente tiene las atribuciones siguientes: Aprobar el presupuesto de gastos e inversiones de la empresa; establecer los planes generales de trabajo y las normas para el funcionamiento de sus plantas industriales y de su comercio; resolver la adquisición y gravamen de los inmuebles; designar los Comités que considere convenientes, con las facultades que ella fije; nombrar si lo cree conveniente un Secretario, quien tendrá facultades para certificar total o parcialmente las actas de dicha Junta; asimismo podrá nombrar de su seno o fuera de él, Asesores y en cada caso les fijará las atribuciones que deben desempeñar y su remuneración; revocar los nombramientos de unos y otros; dictar los reglamentos que se requieran para el buen funcionamiento de las diversas actividades, explotaciones, servicios o sucursales de la sociedad; cumplir y hacer cumplir los acuerdos de la Asamblea en materia de dividendos, los cuales podrán ser pagados en efectivo, valores u otros bienes; aumentar el capital de la Compañía dentro del plazo y condiciones y hasta por la cantidad autorizada por la Asamblea, mediante la emisión de acciones, en las oportunidades, cuantías y condiciones que juzgue conveniente, sin necesidad de convocar una Asamblea; conferir por medio del Presidente de la Junta Directiva o quien haga sus veces o del Presidente Ejecutivo, los poderes generales o especiales que fueren necesarios con facultades para convenir, desistir, transigir, comprometer en árbitros, solicitar la decisión según la equidad, hacer posturas en remates, recibir cantidades de dinero y disponer del derecho en litigio; ordenar la contratación de los créditos bancarios o de otra especie y los préstamos que requiera la Compañía; prestar en nombre de la Compañía fianzas o garantías a favor de terceros; convocar las Asambleas y cumplir las decisiones y acuerdos de éstas; dictar la reglamentación para la anulación de títulos de acciones de la Compañía, la emisión de nuevas acciones y su traspaso e inscripción en el Libro de Accionistas.*

*__Cláusula N° 12__.-*

*Son atribuciones del Presidente de la Junta Directiva:*

*a) Presidir las Asambleas Generales Ordinarias y Extraordinarias de Accionistas;*

*b) Ejercer la plena representación legal de la Compañía ante terceros;*

*c) Presidir las reuniones de la Junta Directiva;*

*d) Hacer ejecutar a través del Presidente Ejecutivo las decisiones de la Asamblea y de la Junta Directiva;*

*e) Convocar las Asambleas Generales de Accionistas cuando así lo acuerde la Junta Directiva;*

*f) Certificar total o parcialmente las actas de las reuniones de la Junta Directiva y de las Asambleas de Accionistas.*

*Son atribuciones del Presidente Ejecutivo:*




a) *La administración directa e inmediata de los negocios de la compañía y sus filiales;*

b) *La operación diaria de cada una de las Plantas;*

c) *Fijar los lineamientos generales o estratégicos para la estructura de la compañía y sus filiales;*

d) *Contratar y remover los Gerentes y demás personal de la compañía, fijándoles sus remuneraciones e invistiéndoles de las facultades que considere convenientes;*

e) *Ejecutar las instrucciones que le imparta la Junta Directiva;*

f) *Dar cuenta de sus actuaciones a la Junta Directiva.*

*Cláusula N° 13.- Anualmente se separará de los beneficios líquidos una cuota del cinco por ciento (5%) hasta formar una cantidad equivalente al diez por ciento (10%) del Capital Social para formar un Fondo de Reserva. La Junta Directiva podrá crear, además, otros fondos o apartados, y modificarlos o eliminarlos, de acuerdo con la circunstancia y las necesidades de la compañía.*

*Cláusula N° 14.- De los mismos beneficios líquidos se separará anualmente un uno por ciento (1%) para ser distribuido entre los once (11) miembros de la Junta Directiva en proporción a sus asistencias a las reuniones de dicha Junta.*

## *TITULO IV*

### *Del Corte General de Cuentas y Balance. De las Asambleas*

*Cláusula N° 15.- El 31 de diciembre de cada año se hará el corte general de cuentas de la Compañía y se practicará el balance que será sometido a la próxima Asamblea Ordinaria.*
*La Asamblea Ordinaria se reunirá dentro de los ciento veinte (120) días siguientes al respectivo corte de cuentas. Las convocatorias para las Asambleas Ordinarias o Extraordinarias se harán por la prensa en un periódico de mayor circulación con cinco (5) días de anticipación, por lo menos, y se indicará el objeto de la reunión. Si a esas Asambleas no concurriere un número de accionistas que represente más de la mitad del capital social se reunirá tres días después sin necesidad de nueva convocatoria, y si entonces tampoco concurriere, se procederá conforme a lo dispuesto en el Artículo 276 del Código de Comercio.*
*Cláusula N° 16 .- La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.*





*Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales.*

*La asamblea ordinaria de accionistas de la compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos.*

*Cláusula N° 17.- El Presidente de la Junta Directiva o quien haga sus veces lo será de la Asamblea, y si no concurriere, la presidirá el miembro presente de dicha Junta que sea más inmediato en el orden de su elección. Si no estuviere presente ninguno de esos miembros, la Asamblea nombrará quién deba presidirla.*

***TITULO V***

***Disposiciones Complementarias***

*Cláusula N° 18.- En todo lo no previsto en este documento regirán las disposiciones del Código de Comercio.*

*Cláusula N° 19.- Las presentes disposiciones dejan sin vigencia y sustituyen las contenidas en el Documento Constitutivo-Estatutos originarios de la sociedad y sus subsiguientes modificaciones."*

*No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."*

*Certificación que se expide en la ciudad de Caracas, a los diez (10) días del mes de mayo de mil novecientos noventa y nueve.*

Carlos Tirfino

Quien suscribe hace constar que las anteriores reproducciones fotostáticas, constante de 18 folios . son copia fiel y exacta de las que corren insertas al expediente número 3251 las cuales se expiden en Caracas en el día: 2 de AGOSTO del año 2004 según planilla RM N°: 155661

La Registradora Mercantil Primera
Abg. DEBORA PUTERMAN DE HECKER



2



COMISION NACIONAL
DE VALORES

2005 JUN 30 PM 2:10

ARCHIVO
RECIBIDO



# MINISTERIO DE JUSTICIA
# REGISTRO MERCANTIL PRIMERO

**DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. FEDERAL Y EDO. MIRANDA**

Caracas, catorce (14) De julio de mil novecientos noventa y nueve (189° y 140°). Por presentada la anterior participación por su FIRMANTE, para su inscripción en el Registro Mercantil, fijación y publicación. Hágase de conformidad y agreguese original al expediente de la Compañia junto con los recaudos acompañados. Expídase la copia de publicación. El anterior documento redactado por Dr., NELLY GONZALEZ DIAZ, se inscribe en el Registro de Comercio bajo el N.:-35- TOMO -141-A- PRO., Derechos pagados Bs.262070.00 Según Planilla RM N°444986, Banco N°0132760 Por Bs.:35520.00. La identificación se efectuó así: DELFINO T. CARLOS, C.I: V-3.659.617

PRESENTO AUTORIZACION DE LA COMISION NACIONAL DE VALORES N° HCNV-OP-137

El Registrador Mercantil Primero

Dra. María Teresa Lusinchi Castillo





ESTA PAGINA PERTENECE A:

MANUFACTURAS DE PAPEL C.A. (MANPA), S.A.C.A.

MOD/ 54/MAR



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, August 22, 2006.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, MARRIED, OF LEGAL AGE, DOMICILED IN CARACAS, A BUSINESS ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF



JUNE 30, 2006 DO HEREBY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL REGISTRY OF SECURITIES TO ISSUE COMMERCIAL PAPERS OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. APPROVED BY THE COMPANY BOARD OF DIRECTORS IN ITS MEETING DATED JUNE 30, 2006 UP TO THE AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) PURSUANT TO THAT APPROVED BY THE SHAREHOLDERS' MEETING AS OF APRIL 21, 2006 IN WHICH THE BOARD OF DIRECTORS WAS AUTHORIZED TO ISSUE COMMERCIAL PAPERS UP TO THE AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00).------

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

- ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING ISSUANCE.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF COMMERCIAL PAPERS, AND REPRESENTATION OF THE PERSON WHO

SUBSCRIBE THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUANCE.

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS APPOINTING VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AS COMMON REPRESENTATIVE OF COMMERCIAL PAPERS.
- A COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED APRIL 21, 2006.
- SOLE BOND MODEL.
- NEWSPAPER NOTIFICATION MODEL.
- MODEL OF CUSTODY AGENT CONTRACT.
- MODEL OF PLACEMENT AGENT CONTRACT.
- MODEL OF CUSTODY CERTIFICATE.
- CONTRACT MODEL OF COMMON REPRESENTATIVE.
- LETTER ISSUED BY VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUANCE 2006-I AND CERTIFYING THAT THERE IS NO CONFLICT OF INTERESTS BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.
- IDENTIFICATION SHEET

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

JUAN ANTONIO LOVERA (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.-----------------------------------------

Translator's Note:



At the upper right margin of the first folio originally written in Spanish there are three-1000 bolivar fiscal stamps. At the upper margin of each page there is a wet seal of the National Securities and Exchange Commission. -----------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November the 3rd, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A., a trading company of this domicile, do hereby certify that: "The Minutes partially transcribed herein is a true and exact copy of its original that is inserted to the Minutes Book of the Board of Directors of my principal, which textually reads as follows:

"**Minutes No.947**. As of today, the Thirtieth (30th) day of June of the year Two Thousand Six, the following members of the Board of Directors gathered at the company premises: Carlos Delfino T., President; Celestino Martínez P. First Vice-Presdient; Carlos H. Paparoni, Second Vice-President; Directors: Gustavo Gómez Ruiz, Arnaldo Añez D., Alfredo Travieso P., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino, and Deputy Directors: Fernando Paparoni and Armando Martínez in absence of Alicia Mariela Paparoni and Celestino Martínez P., respectively. Likewise, there were present Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor.

5. The Board of Directors, in virtue of the agreement by the Special Shareholders´ Meeting held on April 21, 2006 decided to appoint Banco Venezolano de Crédito, Banco Universal as Common Representative of Holders of Commercial Papers.



In this connection, it authorized Alejandro Delfino T. and/or Juan Antonio Lovera to undersigned the required documents with the Common Representative of Holders of Commercial papers and to set their remuneration up to the amount of twenty-five million bolivars (Bs.25,000,000.00), within the limits approved by the General Shareholders´ Meeting on April 21, 2006."

This certification is issued in Caracas on the Eleventh (11[th]) day of July of the year Two Thousand Six.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. ------------------------------------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 3, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------------

No. (blank)

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

CERTIFICATE OF CUSTODY

COMMERCIAL PAPER OF

ISSUANCE: (blank) SERIES: (blank)

MATURITY: (blank) YIELDING: (blank)

The present certificate evidences BEARER has acquired the amount of ***00000000*** bolivars representing ***000***% of one (1) Sole Bond amounting to Bs***00000000*** issued by XXXXX as a Commercial Paper at Bearer, which is in custody by the Fiduciary Management of Venezolano de Crédito, S.A. BANCO UNIVERSAL.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION AS OF XXX OF 2005 AS PER RESOLUTION No. XXXXX. ------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 6th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Logotype of MANPA]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

**PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER**

**ISSUANCE 2006-I**

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of xxx, 2006 as per Resolution No.xxx for the amount of Bs.15,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 21, 2006 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 947 held on June 30, 2006.

On XXX, 2006 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on June 30, 2006agreed the issuance of the present series:

**TOTAL AMOUNT OF SERIES I**





**Bs.X,XXX,XXX,XXX.oo**

The present series is represented by a Sole Bond amounting to Bs. X,XXX,XXX,XXX.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

| | |
|---|---|
| **PLACEMENT PRICE:** | **At discount** |
| **PLACE AND DATE OF ISSUANCE:** | **YIELDING %** |
| **Caracas, XXX** | |
| **MATURITY DATE: Caracas, XXX 2006** | **360-day basis** |
| **TERM:** | **XX days** |
| **PAYMENT FASHION:** | **Par value payable upon maturity** |

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "X": Subcategory "XX"
FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A. Category "X": Subcategory "XX"
CLASIFICADORES ASOCIADOS S&S, C.A. Category "X": Subcategory "XX"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

**PLACEMENT AT xxxx**

**PLACEMENT AGENT xxxx**

Phones xxxx

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on XXX, 2006 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE



COMMISSION.-------------------------------------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 6th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

**PLACEMENT CONTRACT**

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were originally registered with the Commercial Registry kept by the then Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, represented in this act by **JUAN ANTONIO LOVERA V.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.947 of the Board of Directors as of June 30, 2006 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **XXXX** that hereinafter, and for the purposes of the present contract, will be referred to as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

**FIRST: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS**

**THE ISSUER** by means of the General Shareholders' Meeting held on April the 21st, 2006 approved issuing commercial papers amounting to up to FIFTEEN THOUSAND



MILLION BOLIVARS (Bs.15,000,000,000.00). In this regard, the Board of Directors in its meeting No.947 dated June 30, 2006 in use of its powers vested upon it by the General Shareholder's Meeting, set an amount of issuance of Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of XXX under Resolution No. XXX.

**SECOND: EEFCTIVENESS**

This contract will be effective from its date of execution and will be in effect until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of XXX, under Resolution No. XXX, have been paid.

**THIRD: POWERS OF THE PLACEMENT AGENTS**

**THE ISSSUER** does hereby authorize and empower **VALORES VENCRED CASA DE BOLSA, S.A.** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying, based on bigger efforts or any other fashion, that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market** set forth by the National Securities and Exchange Commission and published in Official Gazette No.38354 as of January 10, 2006 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if so required.



**THE PLACEMENT AGENT** will be exempted from keeping this record when the issuer directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate acquiring the series of commercial papers related to the present issuance, as established by the **Standards to Prevent, Control and Audit Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market.**.

**FOURTH: CAPITAL LEGITIMATING**

**THE PLACEMENT AGENT** is bound to comply with the provisions included in the **STANDARDS FOR PREVENTION, CONTROL AND AUDIT OPERATIONS FOR LEGITIMIZING CAPITALS APPLICABLE TO VENEZUELAN CAPITAL MARKETS**, established by the National Securities and Exchange Commissions and published in Official Gazette No.3854 as of January 10, 2006.

**FIFTH: FORMALITIES AND ISSUER EXPENSES**

1. The parties expressly agreed that the authorization request to public offer of the aforementioned issuance will be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

**SIXTH: PLACEMENT SYSTEM**

**THE PLACEMENT AGENT** is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the "Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

**THE PLACEMENT AGENT** is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract.



For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER** that will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. Upon carrying out the sale, **THE PLACEMENT AGENT** shall deliver each investor a cash receipt that will be exchanged by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond comprising each series.

**<u>SEVENTH</u>: DISTRIBUTION, TERM AND FASHION**

**THE PLACEMENT AGENT** will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT**, together with the bank deposit slips, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing such funds in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

**<u>EIGHT</u>: COMMISSIONS**

**THE PLACEMENT AGENT** will receive, pursuant to the present contract, a commission of **XXX%** yearly in the case of **body corporate** investors and **XXX%** yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to fifteen percent



(**14.00%**), once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Official Gazette of the Bolivarian Republic of Venezuela No. 37999, dated August 11th, 2004. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

**NINTH: INDEMNITY**

**THE ISSUER** is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

**TENTH: ARBITRATION AND DOMICILE**

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parties choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

The addresses for notices the parties are as follows:

**THE ISSUER:** Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito.

**THE PLACEMENT AGENT**. XXXXX.

Three (3) counterparts of one same tenor and for one sole purpose are made in



Caracas, at the date of its authentication. (signed) Illegible.--------------------------------

The foregoing is the true and exact translation of the attached original document **IN** WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 9th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------------

**NATIONAL SECURITIES AN EXCHANGE COMMISSION**

**IDENTIFICATION SHEET**

**Name of Issuing Entity**: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

**Registry Data**: Registered with the Commercial Registry of the Judicial Circuit of the Capital District and Miranda State on March 31, 1950 under No.379, Volume 1-B, File 3251

**Tax Identification Number (RIF) No.**: J-00023530-9

**Main office address and telephones**: Avenida Francisco de Miranda con Av. El parquet Urb. El Bosque, Torre Country Club, Piso 12 Municipio Chacao, Caracas. Phone 901-2335 and Fax 901-2317

**Representative**: Juan Antonio Lovera, Finance Corporate Vicepresident, Avenida Francisco de Miranda con Avenida El Parque, Urb. El Bosque Torre Country Club, Piso 11 Municipio Chacao – Caracas. Phone 901-2335 and Fax 901-2317

**DESCRIPTION OF ISSUANCE**

**Type of bond**: Commercial Papers at Bearer

**Par Value**: NA

**Number of bonds**: Macrobond

**Estimated offer price, per bond**: NA

**Total amount of issuance**: Bs.15,000,000,000.00



**Convertibility**: NA

**Maturity**: NA

**Other special characteristics**: NA

**DO NOT WRITE IN THIS SPACE**

Date of Reception (blank) Remarks (blank)

Registry No.: (blank)

Registry Date: (blank)

Notes

1. State the registration data in the Commercial Registry of the Articles of Incorporation and the statements of the Issuing Entity.
2. State the taxpayer number for the income tax given by the Tax Authority.
3. Provide the name, address, telephone number of the authorized representative with whom any issue related to the request needs to be dealt with.
4. Specify if there are common shares, preferred shares or debentures.
5. State the par value per share. In case of debentures, name the bonds to be issued.
7. State yielding in case of preferred shares, and indicate if yielding is cumulative.

In case of debentures, specify the interest rate.

Translator's Note:

At the upper margin there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 August 24 PM 8:45 FILE RECEIVED". --------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 3, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

Citizen

President an other members of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I, Juan Antonio Lovera, in my capacity as Corporate Finance Vice-President of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A** pursuant to the provisions of the General Shareholders´ Meeting held on April 21, 2006 and dully empowered for this act by the Board of Directors in its meeting dated June 30, 2006 do hereby request the National Securities and Exchange Commission approval of **VENEZOLANO DE CREDITO, S.A. Banco Universal** as common representative of bondholders of issuance of Commercial Papers 2006-I amounting to **FIFTEEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.15,000,000,000.00),** approved by the aforementioned Shareholders´ Meeting. I accompanied hereto acceptance of the proposed bank institution, a copy of the contract model to be entered into between my principal and **VENEZOLANO DE CREDITO, S.A. Banco Universal**. Likewise, I do hereby evidence that the existing relationships between my principal and this financial institution are not under the cases provided for in ordinals of Article 4 of the "Standards about Organization and Protection of Bondholders."



Caracas, on the Twenty-Second ($22^{nd}$) day of August of the year Two Thousand Six (2006).

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President

jlovera@manpa.com.ve

Phone numbers 9012335 Fax 9012317 ------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 3, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

**CUSTODY AGENT CONTRACT**

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of its principal No.877 that hereinafter will be referred to as **"THE ISSUER"**, on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by



**MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177, dully authorized by the Directors Committee as of July 13, 2006 who hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

**FIRST:**

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer **2006-I**, which amounts to **TEN FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00)** that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 21, 2006 and by the decision of the Board of Directors in its meeting dated June 30, 2006 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.XXX dated XXX with the obligation of "**THE BANK**" to return them to **THE ISSUER** when each of them are due.

**SECOND:**

**THE ISSUER** appoints "**THE BANK**" as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by "**THE BANK**" will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

"**THE BANK**" will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the Placement Agent or Agents. The Negotiable Custody Certificates shall include the following information in their text: a) Type of Certificate; b) Name of the



issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

**THIRD:**

**"THE ISSUER"** backs the authenticity of the Sole Bonds and/or macrobonds delivered to **"THE BANK"** and it is hereby expressly understood that **"THE ISSUER"** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **"THE BANK"** delivers the Negotiable Custody Certificates object of this operation.

**FOURTH:**

It is hereby understood that **"THE BANK"**, acting as Custody Agent of the series comprising Issuance of Commercial Papers, does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **"THE ISSUER"** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **"THE BANK"**, in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **"THE ISSUER."**

The obligation of **"THE BANK"** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **"THE BANK"** should have received the Sole Bond and/or macrobond by **"THE ISSUER"** within the two (2) days prior beginning the public offer of the series referred to.

b) **"THE BANK"** should have received the original instructions by the Placement Agents appointed by **"THE ISSUER"**, prior comprised by this latter.

**FIFTH:**

**"THE ISSUER"** is bound to provide **"THE BANK"** all the information required so that this latter may comply with the provisions set forth herein. **"THE ISSUER"** is bound to



immediately notify **"THE BANK"**, in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

**SIXTH:**

**"THE BANK"** will receive for its services as Custody Agent the amount of **NINE HUNDRED THOUSAND BOLIVARS (Bs.900,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by **"THE ISSUER"** at **VENEZOLANO DE CRÉDITO, S.A., Banco Universal**; therefore, **"THE ISSUER"** does hereby authorize **"THE BANK"** to make such monthly charges.

**SEVENTH:**

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

**EIGHT:**

Pursuant to the provisions set forth in the Standards for Prevention, Control and Audit of Operations for Legitimizing Capital Applicable to the Venezuelan Capital Market, published in Official Gazette No.38354 as of January 10, 2006 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, in case of reserving to itself direct placement of issuance or of the placement agents it may appoint, as provided for the aforementioned standards.

**NINTH:**

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.



Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

**THE ISSUER:**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

**THE BANK:**

**VENEZOLANO DE CRÉDITO, S.A., Banco Universal**. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at [DATE] 2004. ---------------------------------------------------------------

Translators´ Note:

At the upper margin of the first two pages there is an illegible seal by the National Securities and Exchange Commission. -----------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

**COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS**

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal No.947 as of June 30, 2006 that hereinafter will be referred to as **"THE ISSUER"**, on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its business name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of March 7, 2002



represented in this act by **MARIA EUGENIA GAMEZ AZPURUA**, bearer of Identity Card No.5566177, dully authorized by the Executive Committee as of July 13, 2006 that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

**FIRST: ISSUANCE AGREEMENT**

**THE ISSUER** by means of General Shareholders' Meeting held in Caracas, on April the 21st , 2006 and upon decision by the Board of Directors in its meeting No.947 dated June 30, 2006 approved issuing Commercial Papers at Bearer amounting to up to **FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00)**, which are identified as Issuance 2006-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.XXX dated XXX approved the aforementioned issuance.

**SECOND: APPOINTMENT**

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on June 30, 2006 agreed to appoint **VENEZOLANO DE CREDITO, S.A., Banco Universal** as Common Representative of Holders of Papers of each of the series issued from the date of executing the present contract and based on authorization No. XXX granted by the National Securities and Exchange Commission

**THIRD: POWERS OF THE BANK**

**THE BANK** in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of



holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about the situation.

**FOURTH: DUTIES OF THE ISSUER**

**THE ISSUER** is bound to inform **THE BANK** five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

**FIFTH: PAYMENT OF SERVICES**

**THE BANK** will receive up to a maximum amount of **ONE MILLION BOLIVARS (Bs.1,000,000.00)** monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first monthly payment at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

**SIXTH: EXPENSES**

All the expenses incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No. 0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

**SEVENTH:**



In case **THE ISSUER,** prior fully paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interests **THE BANK** may have when collecting its direct credit.

**EIGHT: CAPITAL LEGITIMATING**

**THE BANK,** proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Audit of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.38354 as of January 10, 2006.

**NINTH:** For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.** is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

**TENTH: DOMICILE**

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special and exclusive domicile, excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.



Any notices required and included herein shall be in written and effective when received at the addresses specified below:

**THE ISSUER:**

**MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A**. Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

**THE BANK:**

**VENEZOLANO DE CRÉDITO, S.A., Banco Universal**. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. ------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2006.

JUDITH HERNÁNDEZ MORA
CERTIFIED TRANSLATOR


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY

of the Judicial Circuit of the Capital District and Miranda State:

LAWYER LILA CONCEPCIÓN OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTER OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE. DOES HEREBY CERTIFY that the entry of Commercial Registry transcribed herein, which original is registered under Volume: 57-A-PRO ... Number: 26, year 2006, as well as the Participation, Note and Document are a true and exact copy of its original, which reads as follows.

This sheet belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

14/XIO ------------------------------------------------------------------------------------------------

Citizen

Commercial Registry of the Judicial Circuit of the Capital District and Miranda State.

Your Office

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No. 3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No. 379, Volume 1-B, File 3251, before you I



respectfully appear to declare that in the **General Shareholder's Meeting** of my Principal held on April 21, 2006 the following was approved:

1 The Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Financial Reporting Standards (IFRS), adopted by the company, pursuant to the Resolutions by the National Securities and Exchange Commission No.157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors.

2. Election of the members of the Board of Directors and its Substitutes to the next statutory period, being comprised of the following persons: Main Directors: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, and Deputy Directors: ALBERTO DELFINO T., RICARDO DELFINO MONSON, ARMANDO MARTÍNEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. and ANGEL J. RAMIREZ O. The entire aforementioned people are Venezuelan citizens, of legal age and of this domicile.

3. Issuing Unsecured Obligations amounting up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Likewise, Venezolano de Crédito, S.A. Banco Universal was approved as





Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

4. Issuing Commercial Papers up to the amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) per year to be issued in one or more series. Likewise, to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issuing. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, remuneration of the Common Representative of holders of Commercial Papers was set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

5. Decreeing an extraordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of the dividend, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it was delegated to the Board of Directors the setting of the registry date and payment date to shareholders.





Enclosed to be registered and filed with the file that this Company kept at this Registry Office, there is an authorized copy of the referred Shareholder's Meeting and a copy of the reports of the Board of Directors, the External Statutory Auditors, as well as the Financial Statements approved by such Shareholder's Meeting.

Likewise, I do hereby request eight (8) certified copies of the present notification.

Caracas, at the date of its presentation.

(Signed) Illegible) -----------------------------------------------------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY

of the Judicial Circuit of the Capital District and Miranda State:

Caracas, May the Third (3rd), 2006. Historical years: 196 and 147. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ, IPSA No.31291, and is registered with the Commercial Registry under No.-26-VOLUME –57-A-PRO. Fees paid Bs.1419565,00 as per Form RM No.603912, Bank No.FM02128920 amounting to Bs.73920,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

Registration of this document was early pursuant to the provisions of Article 31 of the Judicial Protective Tariff Law. The undersigned, the First Commercial registrar does hereby make known that for this granting officer Joel (illegible), bearer of Identity Card No.7921272 went to the following address: Av. Francisco de Miranda Urb. El Bosque Torre Country Club Piso 9.

The First Registrar Lawyer Lila Concepción Olveira Hernández(signed) Illegible.

This folio belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div-14/XIO

Translator's Note:

At the bottom right margin there is a wet seal that reads as follows: "FIRST COMMERCIAL REGISTRY OFFICE. Fiscal stamps amounting to 58464 have been paid and void in the original taxed document, Article 35 of the Fiscal Tax Law." Over this



seal there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit of the Capital District and Miranda State. First Commercial Registry Office." ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 21, 2006** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Twenty-First (21st) day of March of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 16, 2006 that textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on April 21, 2006 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Financial Reporting Standards (IFRS), adopted by the company, pursuant to the Resolutions by the National Securities and Exchange Commission No.157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Electing the members of the Board of Directors and its Substitutes to the next statutory period. 3) Considering and resolving about a project to issue Unsecured Obligations up



to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 4) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 5) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the management report of the Board of Directors, the report of the Board of Directors about compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission and other documents referred to in this notice have been available at the company premises from April the 1st, 2006. Caracas, April 16, 2006. For the BOARD OF DIRECTORS. CARLOS DELFINO T. Chairman."
There attended this meeting the shareholders listed at the bottom of this Minutes who represent two thousand sixty-four million three hundred thirty thousand nine hundred sixty-four (2,064,330,964) shares, that is, more than eighty-nine percent (89%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, ***considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2005 prepared under the International Financial Reporting Standards (IFRS), adopted by the company, pursuant to the Resolutions by the National Securities and Exchange Commission No.157-2004 and 177-2005 in view of the reports by the Board of Directors and the Statutory Auditors***. The company financial statements and the consolidated financial statements as well as the report of



management by the Board of Directors and that of the statutory Auditors, which were read out and approved by the majority of the attending shareholders, except for the company Administrators who abstained from voting. Likewise, the Board of Directors read out the report about Compliance with the Principles of Corporate Governance adopted by the National Securities and Exchange Commission.

Immediately, the **Second Item of the notice** was considered, that is, *appointing the members of the Board of Directors for the next statutory period.* Nelly González used her right to speak and proposed appointing CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ and JULIO BUSTAMANTE, as **Main Members** of the Board of Directors, and ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., and ANGEL J. RAMIREZ as **Acting Members.**

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item of the notice** was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.* Carlos Delfino T. used his right to speak and read out the following proposal from the Board of Directors: A project is proposed to the Shareholders´ Meeting to issue Unsecured Obligations to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors, for a period no longer than two (2) years, the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if



applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Venezolano de Crédito, S.A. Banco Universal as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00).

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, **the Fourth Item of the notice** was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.* Carlos Delfino T. used his right to speak and read out the following proposal: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) for a yea to be issued in several series. Likewise, the Board of Directors was delegated the broadest powers to negotiate, set and establish all the conditions and terms of issuance: the number, identification and amount of each series of each issuance, the par value of securities, their maturity date, payment place and term, placement price, discount rate or premium and the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary and, in general, all the matters related to issuance. Likewise, it authorizes the Board of Directors to carry out all act, management and formalities necessary to carry out issuance. Likewise, it is suggested to the Shareholders´ Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will



subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. Likewise, it is suggested to the Shareholders´ Meeting that the remuneration of the Common Representative of Commercial Papers be set up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Fifth Item of the notice** was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.* Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: agreeing upon an ordinary dividend to be allocated among shareholders. It is hereby proposed to decree an ordinary cash dividend of twelve (12) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2005 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Payment should be made during this present year, in one sole portion.

Likewise, it is herein request to the Board of Directors to set the dates for registration and payment of the dividend agreed upon.

Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders and the Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may file the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."



This certification is issued in the city of Caracas, on the Twenty-Second (22nd) day of April of the year Two Thousand Six (2006).

(signed) Illegible. ------------------------------------------------------------------------------------

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Ordinary

| | |
|---|---|
| Total Shareholders: | 2,294,009,424 |
| Attending Shareholders: | 2,064,330,964 |
| % Quorum: | 89,988 |
| Total Shareholders Type "A": | 2,294,009,424 |
| Total Shareholders Type "A" Attending : | 2,064,330,964 |
| % Quorum Type "A" | 89.988 |

Translator's Note:

At the bottom margin there is a round wet seal that reads as follows: "Venezolano de Crédito, S.A. Banco Universal. Transfer Agent. Caracas." At the bottom margin there is a wet seal that reads as follows: "Manufacturas de Papel, C.A. (Manpa) S.A.C.A. Lic. Carlos E. Delfino T. (signed) Illegible. Chairman." ----------------------------------------

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Attending

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| DELFINO MONZON JUAN RAFAEL | 72,720 | 0.003 |
| GOMEZ ARRAIZ ROSA ELENA | 3,438,860 | 0.150 |
| GONZALEZ FERRI MANUEL | 1,594,510 | 0.070 |
| HEREDIA JUAN BAUTISTA | 45,000 | 0.002 |





| Shareholder's Name | Number of Shares | % |
|---|---|---|
| MARQUEZ BUSTAMANTE IVAN ANTONIO | 1,200 | 0.000 |
| REZNICEK WEIRAUCHOVA HANY | 130,200 | 0.006 |
| SOTO APONTE PEDRO JOSE | 39,800 | 0.002 |
| Total shares represented ===> | 5,322,290 | 0.232 |
| Total shares of quorum === > | 2,064,330,964 | 89.988 |

Translator's Note:

At the bottom margin there is a round wet seal that reads as follows: "Venezolano de Crédito, S.A. Banco Universal. Transfer Agent. Caracas." At the bottom margin there is a wet seal that reads as follows: "Manufacturas de Papel, C.A. (Manpa) S.A.C.A. Lic. Carlos E. Delfino T. (signed) Illegible. Chairman." ----------------------------------------

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attending

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| AÑEZ DELFINO GUSTAVO | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 98,994,259 | 4.315 |
| Total shares | : ⇒ | 98,994,259 | 4.315 |
| DELFINO CARLOS | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 74,959,118 | 3.268 |
| Total shares | : ⇒ | 74,959,118 | 3.268 |
| DELFINO MONZON JUAN RAFAEL | | | |
| Own shares | : ⇒ | 72,720 | 0.003 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 72,720 | 0.003 |





| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| GARMENDIA ZAMBRANO JUAN | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 3,847,106 | 0.168 |
| Total shares | : ⇒ | 3,847,106 | 0.168 |
| GOMEZ ARRAIZ ROSA ELENA | | | |
| Own shares | : ⇒ | 3,438,860 | 0.150 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 3,438,860 | 0.150 |
| GONZALEZ FERRI MANUEL | | | |
| Own shares | : ⇒ | 1,594,510 | 0.070 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 1,594,510 | 0.070 |
| GONZALEZ NELLY | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 1,016,429,691 | 44.308 |
| Total shares | : ⇒ | 1,016,429,691 | 44.308 |
| GOUVEIA TEXEIRA MARIA I | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 1,982,172 | 0,086 |
| Total shares | : ⇒ | 1,982,172 | 0,086 |
| HANYREZNICEK HANNY | | | |
| Own shares | : ⇒ | 130,200 | 0.006 |
| Represented shares | : ⇒ | 22,624,560 | 0.986 |
| Total shares | : ⇒ | 22,754,760 | 0.992 |

Translator's Note:

At the bottom margin there is a round wet seal that reads as follows: "Venezolano de Crédito, S.A. Banco Universal. Transfer Agent. Caracas." ------------------------------





VENEZOLANO DE CRÉDITO. S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE:2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

| Shareholder's Name | | Number of Shares | % |
|---|---|---|---|
| HEREDIA JUAN BAUTISTA | | | |
| Own shares | : ⇒ | 45,000 | 0.002 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 45,000 | 0.002 |
| MARQUEZ BUSTAMANTE IVAN ANTONIO | | | |
| Own shares | : ⇒ | 1,200 | 0.000 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 1,200 | 0.000 |
| RIVAS RAMON | | | |
| Own shares | : ⇒ | 800,808,704 | 0.000 |
| Represented shares | : ⇒ | 0 | 34.909 |
| Total shares | : ⇒ | 800,808,704 | 34.909 |
| SOTO APONTE PEDRO JOSE | | | |
| Own shares | : ⇒ | 39,800 | 0.0002 |
| Represented shares | : ⇒ | 0 | 0.000 |
| Total shares | : ⇒ | 39,800 | 0.002 |
| SUBERO DELFINO ADA V | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 37,968,458 | 1.655 |
| Total shares | : ⇒ | 37,968,458 | 1.655 |
| TRAVIESO CARLOS | | | |
| Own shares | : ⇒ | 0 | 0.000 |
| Represented shares | : ⇒ | 1,394,606 | 0.061 |
| Total shares | : ⇒ | 1,394,606 | 0.061 |




14

General Total shares : ⇒ 2,064,330,964 89.988

Translator's Note:

At the bottom margin there is a round wet seal that reads as follows: "Venezolano de Crédito, S.A. Banco Universal. Transfer Agent. Caracas." At the bottom margin there is a wet seal that reads as follows: "Manufacturas de Papel, C.A. (Manpa) S.A.C.A. Lic. Carlos E. Delfino T. (signed) Illegible. Chairman." ——————————————

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representative: Agents (detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| **AÑEZ DELFINO GUSTAVO** | **98,994,259** | **4.315** |
| AÑEZ DELFINO ARNALDO JOSE | 10 | 0.000 |
| AÑEZ DELFINO ALBERTO ENRIQUE | 3,343 | 0.000 |
| CONDE DELFINO GUSTAVO EMILIO | 682,080 | 0.030 |
| CONDE DELFINO VALENTINA ISABEL | 10,752 | 0.000 |
| CONDE ROTUNDO EMILIO LUIS | 31,668 | 0.001 |
| DELFINO DE VERNET VIVANNE VALENTINA | 84,000 | 0.004 |
| DELFINO GOMEZ JOSE IGNACIO | 5,000 | 0.000 |
| INVERSIONES 3 DE OCTUBRE, C.A. | 815,136 | 0.036 |
| INVERSIONES INVERDELGO, C.A. | 1,133,172 | 0.049 |
| INVERSIONES SF 118, C.A. | 1,253,112 | 0.055 |
| INVERSIONES SF118, C.A. | 49,768,530 | 2.169 |
| INVERSORA 3-10-64, C.A. | 423,150 | 0.018 |
| INVERSORA CONDEISA, C.A. | 682,080 | 0.030 |
| PAUL ALFREDO LUIS | 5,250 | 0.000 |
| SERV. INMOBILIARIOS 13 DE NOVIEMBRE | 44,096,976 | 1.922 |



| Shareholder's Name | Number of Shares | % |
|---|---|---|
| **DELFINO CARLOS** | **74,959,118** | **3.268** |
| DELFINO PARRA ELENA | 30,682 | 0.001 |
| DELFINO PARRA ELENA MARGARITA | 460,490 | 0.020 |
| DELFINO THORMAHLEN ALBERTO JOSE | 4,800,000 | 0.209 |
| DELFINO THORMAHLEN CARLOS EDUARDO | 4,464,200 | 0.195 |
| VETA HOLDINGS A.V.V. | 65,175,046 | 2.841 |
| VETA HOLDINGS A.V.V. | 28,700 | 0.001 |
| **GARMENDIA ZAMBRANO JUAN** | **3,847,106** | **0.168** |
| ECONOINVEST CASA DE BOLSA, C.A. | 3,847,106 | 0.168 |
| **GONZALEZ NELLY** | **1,016,429,691** | **44.308** |
| ARMANECA BIENES Y RAICES, C.A | 49,847,580 | 2.173 |
| BROWN BROTHERS HARRIMAN &CO. | 140,000,000 | 6.103 |
| CAPIELO RAYMOND SANIA CELINA | 990 | 0.000 |
| CARPIO DELFINO MIGUEL ENRIQUE | 229,901 | 0.010 |
| CARRILLO HERNANDEZ NUBIA MARIA | 400 | 0.000 |
| CLARIDGE LTD | 350,000,000 | 15.257 |
| DELFINO BERTRAN SILVANA | 67,583 | 0.003 |
| DELFINO THORMAHLEN ALEJANDRO | 291,362 | 0.013 |
| DITTMER MANZANO EGBERT | 2,777,938 | 0.121 |
| FIORAVANTI DE SANCTIS MARINA FELICI | 2,000 | 0.000 |
| FUNDACION CARLOS DELFINO | 100,511,658 | 4.381 |
| FUNDACION CARLOS DELFINO FUND. CARLO | 1,033,015 | 0.045 |
| INMOBILIARIA ARA, S.A. | 33,600 | 0.001 |
| INMOBILIARIA LA ONSEDONIA, C.A. | 5,726,851 | 0.250 |
| INVERSIONES 218177, C.A. | 3,000,000 | 0.131 |
| INVERSIONES 3240, C.A. | 107,500 | 0.005 |





| Shareholder's Name | Number of Shares | % |
|---|---|---|
| INVERSIONES 84709, C.A | 777,793 | 0.034 |
| INVERSIONES 85735, C.A. | 101,457,822 | 4.423 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 2

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| INVERSIONES 935431, C.A. | 3,459,960 | 0.151 |
| INVERSIONES 9861680, C.A. | 2,164,400 | 0.094 |
| INVERSIONES KHAFRE, C.A. | 1,821,456 | 0.079 |
| INVERSIONES TALBOT, C.A. | 3,907,906 | 0.170 |
| INVERSIONES VEIQUEVE, C.A | 127,600 | 0.006 |
| LEIZAOLA LARTITEGUI IÑAKI | 656,000 | 0.029 |
| MADINA INVESTMENT | 747,094 | 0.033 |
| MADINA INVESTMENTS LTD. | 8,569,728 | 0.374 |
| MARTINEZ DE THOMSON JUANA CRISTINA | 3,200,000 | 0.139 |
| MARTINEZ GOMEZ CARMEN ELENA | 872,472 | 0.038 |
| MAURY DE PAPARONI ALICIA | 168,750 | 0.007 |
| MAURY RODRÍGUEZ MARIA DE LOURDES | 1,309,328 | 0.057 |
| MAURY RODRÍGUEZ MARIA EUGENIA | 504,049 | 0.022 |
| MEADOWWEED PTE LTD | 43,481,924 | 1.895 |
| MILANASA LLC | 169,433,930 | 7.386 |
| PAPARONI MAURY ALICIA MARIELA | 6,200,000 | 0.270 |
| PAPARONI MICALE FERNANDO | 21,000 | 0.001 |
| PAPARONI MICALE FERNANDO CESAR | 884,496 | 0.039 |



| Shareholder's Name | Number of Shares | % |
|---|---|---|
| PAPARONI MICALE JOSE GAETANO | 305,494 | 0.013 |
| PAPARONI SANCHEZ GUSTAVO | 2,000 | 0.000 |
| PAPARONI SANCHEZ SILVIA | 12,000 | 0.001 |
| PULIDO MELCAN TIBISAY VICTORIA | 13,000 | 0.001 |
| RAMIREZ ORTIZ ANGEL JESÚS | 12,258,588 | 0.534 |
| SANCHEZ DE PAPARONI MARIA CRISTINA | 112,000 | 0.005 |
| SANCHEZ DE PERERA SILVIA MARGARITA | 15,500 | 0.001 |
| THOMSON PETER GRAM. | 35,000 | 0.002 |
| THREE D INTERNATIONAL MARKETING, INC | 23 | 0.000 |
| TRAVIESO PASSIOS ALFREDO EDUARDO | 280,000 | 0.012 |
| **GOUVIA TEXEIRA MARIA I** | **1,982,172** | **0.086** |
| LOVERA VEGAS JUAN ANTONIO | 1,749,172 | 0.076 |
| RODRIGUEZ DE LOVERA MARIA JOSEFINA | 232,900 | 0.010 |
| **HANYREZNICEK HANNY** | **22,624,560** | **0.986** |
| INVERSIONES PENMAY, C.A. | 4,230,114 | 0.184 |
| INVERSIONES TOMHAR, C.A. | 18,394,446 | 0.802 |
| **RIVAS RAMON** | **800,808,704** | **34.909** |
| BEAR STERNS SECURITIES CORP. | 21 | 0.000 |
| FONDO MUTUAL DE VENEZUELA FONDO MUT | 1,821,608 | 0.079 |
| NATSCUMCO (NOMINEE FOR CITIBANK NA | 798,987,075 | 34.829 |
| **SUBERO DE DELFINO ADA V** | **37,968,458** | **1.655** |



| Shareholder's Name | Number of Shares | % |
|---|---|---|
| DALMA HOLDINGS A.V.V. | 4,232,374 | 0.184 |
| DIANDRA HOLDINGS A.V.V. | 5,617,374 | 0.245 |
| SUC DELFINO ARRIENS GUSTAVO S | 231,840 | 0.010 |
| VILLA ROSA HOLDINGS A.V.V. | 22,269,496 | 0.971 |

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 04/21/2006

SATACORP PAGE: 3

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

| Shareholder's Name | Number of Shares | % |
|---|---|---|
| VIRTUOSO HOLDINGS A.V.V. | 5,617,374 | 0.245 |
| **TRAVIESO CARLOS** | **1,394,606** | **0.061** |
| INVERSIONES 7426, S.A. | 1,394,606 | 0.061 |
| Total shares represented ===> | 2,059,008,674 | 89.756 |
| Total shares of quorum === > | 2,064,330,964 | 89.988 |

Translator's Note:

At the bottom margin there is a round wet seal that reads as follows: "Venezolano de Crédito, S.A. Banco Universal. Transfer Agent. Caracas." At the bottom margin there is a wet seal that reads as follows: "Manufacturas de Papel, C.A. (Manpa) S.A.C.A. Lic. Carlos E. Delfino T. (signed) Illegible. Chairman." ------------------------------------------

CARACAS, ON THE THIRD (3RD) DAY OF MAY OF THE YEAR TWO THOUSAND SIX. (SIGNED) CARLOS DELFINO T., LAWYER LILA CONCEPCION OLVEIRA HERNANDEZ. THIS CERTIFIED PUBLICATION COPY IS ISSUED AS PER FORM No.603912.

14/XIO

Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (signed) Illegible.

FIRST COMMERCIAL REGISTRAR.



Translator's Note:

By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." ---------------------------------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



# MINISTERIO DEL INTERIOR Y JUSTICIA
## REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

## C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 57-A-Pro... Número: 26 del año 2006

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL C.A. MANPA, S.A.C.A.

14/XIO

Nelly González Díaz
Abogado
Inpre-Abogado No. 31791

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la Asamblea General Ordinaria de Accionistas de mi representada celebrada el 21 de abril de 2006 fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIFF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los Informes de la Junta Directiva y de los Comisarios.

2° La elección de los Miembros de la Junta Directiva y sus Suplentes para el próximo período estatutario, quedando integrada por las siguientes personas: Directores Principales: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ y JULIO BUSTAMANTE, y Directores Suplentes: ALBERTO DELFINO T., RICARDO DELFINO MONZON, ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO DELFINO, CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S. y ANGEL J. RAMIREZ O. Todas las personas nombradas son venezolanas, mayores de edad y de este domicilio.


REGISTRO MERCANTIL PRIMERO
FUNCIONARIO:
N°:
FIRMA:

3° La emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se delegó en la

02 MAY 2006

Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y como remuneración hasta un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.



4° La emisión de Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva *las más amplias facultades para negociar*, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión, asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

5° Decretar un dividendo extraordinario en efectivo de Doce Bolívares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2005, a favor de los accionistas registrados al quinto día

hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso del dividendo, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, certificación del Acta de la Asamblea de Accionistas referida, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación y del Acta de la Asamblea.

Caracas, a la fecha de su presentación.

Carlos Tufino



# MINISTERIO DEL INTERIOR Y JUSTICIA
# REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Tres (03) de Mayo del Año 2006 196 y 147. Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por ABOGADO NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -26- TOMO -57-A- PRO.. Derechos Pagados Bs.1419565.00 Según Planilla RM N°603912, Banco N°FM02128728-FM02128920 Por Bs.:73920.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: 3659617

La inscripción del presente documento fue anticipada de conformidad con lo dispuesto en el Artículo 31 de la Ley de Arancel Judicial.- Quien suscribe, Registradora Mercantil Primera deja constancia que para este otorgamiento se trasladó el funcionario Joel Diaz titular de la Cédula de Identidad N° 7921272 a la siguiente dirección: Av Francisco de Miranda Urb. El Bosque Torre Country Club Piso 9

La Registradora Mercantil Primera
Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL C.A. MANPA, S.A.C.A.

DIV- 14/XIO

REGISTRO MERCANTIL PRIMERO
Los Timbres Fiscales por el monto de 5844 han sido cancelados e inutilizados en el original del documento gravado, artículo 35 de la Ley de Timbre Fiscal

Nolis González Díaz
Abogado
Inpre-Abogado No. 31291



3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas de fecha 21 de abril de 2006**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **veintiuno (21) de abril del año dos mil seis, siendo las 11:00 a.m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 16 de abril de 2006, que textualmente dice así: *MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 21 de abril de 2006, a las 11:00 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los Informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario. 3° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 4° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la*


MANPA

*Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 5° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, el Informe de Gestión de la Junta Directiva, el informe de la Junta Directiva sobre cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 1° de abril de 2006. Caracas, 16 de abril de 2006. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.*



A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **dos mil sesenta y cuatro millones trescientos treinta mil novecientas sesenta y cuatro (2.064.330.964) acciones**, o sea, más del **ochenta y nueve por ciento (89%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2005, elaborados bajo las Normas Internacionales de Información Financiera (NIIF's), adoptadas por la compañía, conforme a las Resoluciones de la Comisión Nacional de Valores Nos. 157-2004 y 177-2005, con vista de los informes de la Junta Directiva y de los Comisarios**. Los Estados Financieros de la compañía y los consolidados, así como los informes de gestión de la Junta Directiva y de los Comisarios, los cuales una vez leídos y ampliamente comentados, resultaron aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía. Asimismo la Junta Directiva leyó el Informe sobre el Cumplimiento de los Principios de Gobierno Corporativo adoptados por la Comisión Nacional de Valores.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, *Proceder al nombramiento de los miembros de la Junta Directiva para el próximo período estatutario.* Tomó la palabra Nelly González y propuso designar como **Miembros Principales** de la Junta Directiva a los señores: CARLOS DELFINO T., JUAN CARLOS CARPIO D., ALFREDO TRAVIESO P., GUSTAVO GOMEZ-RUIZ, ARNALDO AÑEZ D., ELENA DELFINO P., ALICIA M. PAPARONI M., CARLOS H. PAPARONI M., NELSON ISAMIT, CELESTINO MARTINEZ PEREZ, y JULIO BUSTAMANTE, y como **Miembros Suplentes** a los señores: ALBERTO DELFINO T., RICARDO DELFINO M., ARMANDO MARTINEZ M., GUILLERMO SALAS, MIGUEL CARPIO D., CARLOS SOTO-RIVERA, ALEJANDRO DELFINO T., FERNANDO PAPARONI M., FERNANDO MICALE, GUSTAVO PAPARONI S., y ANGEL J. RAMÍREZ.



Sometida a consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Tercer Punto de la convocatoria**, ó sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.* Tomó la palabra Carlos Delfino T.y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común Provisional de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.*



Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Cuarto punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Se propone a la Asamblea*


MANPA

*autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.*



Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, *Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: *Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de Doce Bolivares (Bs. 12,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las* Utilidades Netas correspondientes al ejercicio finalizado el *31 de diciembre de 2005, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.*



*Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo*


MANPA

*acordado.*

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los veintidós (22) días del mes de abril del año dos mil seis (2006).



VENEZOLANO DE CREDITO. S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006

MANUFACTURA DE PAPEL
Estado del Quorum
Ordinaria

Total Accs. : 2.294.009.424
Accs. Pres. : 2.064.330.964

% Qurcum : 89,988

Total Accs. Tipo "A" : 2.294.009.424
Total Accs. Tipo "A" Presentes : 2.064.330.964
% Qurcum Tico "A" : 89.988

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL AGENTE DE TRASPASO CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 1

MANUFACTURA DE PAPEL
Presentes

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| DELFINO MONZON JUAN RAFAEL | 72.720 | 0.003 |
| GOMEZ ARRAIZ ROSA ELENA | 3.438.860 | 0.150 |
| GONZALEZ FERRI MANUEL | 1.594.510 | 0,070 |
| HEREDIA JUAN BAUTISTA | 45.000 | 0,002 |
| MARQUEZ BUSTAMANTE IVAN ANTONIO | 1.200 | 0,000 |
| REZNICEK WEIRAUCHOVA HANY | 130.200 | 0.006 |
| SOTO APONTE PEDRO JOSE | 39.800 | 0,002 |
| Total Acciones Representadas => | 5.322.290 | 0,232 |
| Total Acciones del Quorum => | 2.064.330.964 | 89,988 |


VENEZOLANO DE CREDITO
BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

MANUFACTURA DE PAPEL
Especial

| Nombre Accionista | | | Cant. Acciones | % |
|---|---|---|---|---|
| [illegible]EZ DELFINO GUSTAVO | | | | |
| | Acciones Propias | :=> | 0 | 0.000 |
| | Acciones Representadas | :=> | 98.994.259 | 4.315 |
| | Total Acciones | :=> | 98.994.259 | 4.315 |
| [illegible]FINO CARLOS | | | | |
| | Acciones Propias | :=> | 0 | 0.000 |
| | Acciones Representadas | :=> | 74.959.118 | 3.268 |
| | Total Acciones | :=> | 74.959.118 | 3.268 |
| DELFINO MONZON JUAN RAFAEL | | | | |
| | Acciones Propias | :=> | 72.720 | 0.003 |
| | Acciones Representadas | :=> | 0 | 0.000 |
| | Total Acciones | :=> | 72.720 | 0.003 |
| GARMENDIA ZAMBRANO JUAN | | | | |
| | Acciones Propias | :=> | 0 | 0.000 |
| | Acciones Representadas | :=> | 3.847.106 | 0.168 |
| | Total Acciones | :=> | 3.847.106 | 0.168 |
| GOMEZ ARRAIZ ROSA ELENA | | | | |
| | Acciones Propias | :=> | 3.438.860 | 0.150 |
| | Acciones Representadas | :=> | 0 | 0.000 |
| | Total Acciones | :=> | 3.438.860 | 0.150 |
| GONZALEZ FERRI MANUEL | | | | |
| | Acciones Propias | :=> | 1.594.510 | 0.070 |
| | Acciones Representadas | :=> | 0 | 0.000 |
| | Total Acciones | :=> | 1.594.510 | 0.070 |
| [illegible]NZALEZ NELLY | | | | |
| | Acciones Propias | :=> | 0 | 0.000 |
| | Acciones Representadas | :=> | 1.016.429.691 | 44.308 |
| | Total Acciones | :=> | 1.016.429.691 | 44.308 |
| [illegible]EIA TEXEIRA MARIA I | | | | |
| | Acciones Propias | :=> | 0 | 0.000 |
| | Acciones Representadas | :=> | 1.982.172 | 0.086 |
| | Total Acciones | :=> | 1.982.172 | 0.086 |
| HANYREZNICEK HANNY | | | | |
| | Acciones Propias | :=> | 130.200 | 0.006 |
| | Acciones Representadas | :=> | 22.624.560 | 0.986 |
| | Total Acciones | :=> | 22.754.760 | 0.992 |

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 2

MANUFACTURA DE PAPEL
Especial

| Nombre Accionista | | | Cant. Acciones | % |
|---|---|---|---|---|
| HEREDIA JUAN BAUTISTA | | | | |
| | Acciones Propias | :=> | 45.000 | 0,002 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 45.000 | 0.002 |
| MARQUEZ BUSTAMANTE IVAN ANTONIO | | | | |
| | Acciones Propias | :=> | 1.200 | 0,000 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 1.200 | 0.000 |
| RIVAS RAMON | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 800.808.704 | 34,909 |
| | Total Acciones | :=> | 800.808.704 | 34,909 |
| SOTO APONTE PEDRO JOSE | | | | |
| | Acciones Propias | :=> | 39.800 | 0.002 |
| | Acciones Representadas | :=> | 0 | 0,000 |
| | Total Acciones | :=> | 39.800 | 0.002 |
| SUBERO DE DELFINO ADA V | | | | |
| | Acciones Propias | :=> | 0 | 0,000 |
| | Acciones Representadas | :=> | 37.968.458 | 1,655 |
| | Total Acciones | :=> | 37.968.458 | 1.655 |
| TRAVIESO CARLOS | | | | |
| | Acciones Propias | :=> | 0 | 0.000 |
| | Acciones Representadas | :=> | 1.394.606 | 0,061 |
| | Total Acciones | :=> | 1.394.606 | 0,061 |
| | Total Acciones General | :=> | 2.064.330.964 | 89,988 |

...NUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 21/04/2006
SATACORP PAGINA: 1

MANUFACTURA DE PAPEL
Representantes / Apoderados ( Detallado )

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| **AÑEZ DELFINO GUSTAVO** | **98.994.259** | **4,315** |
| AÑEZ DELFINO ARNALDO JOSE. | 10 | 0,000 |
| AÑEZ DELFINO ALBERTO ENRIQUE | 3.343 | 0,000 |
| CONDE DELFINO GUSTAVO EMILIO | 682.080 | 0.030 |
| CONDE DELFINO VALENTINA ISABEL | 10.752 | 0,000 |
| CONDE ROTUNDO EMILIO LUIS | 31.668 | 0,001 |
| DELFINO DE VERNET VIVANNE VALENTINA | 84.000 | 0,004 |
| DELFINO GOMEZ JOSE IGNACIO | 5.000 | 0,000 |
| INVERSIONES 3 DE OCTUBRE, C.A. | 815.136 | 0,036 |
| INVERSIONES INVERDELGO. C.A. | 1.133.172 | 0.049 |
| INVERSIONES SF 118, C.A. | 1.253.112 | 0,055 |
| INVERSIONES SF118 C.A. | 49.768.530 | 2.169 |
| INVERSORA 3-10-64, C.A. | 423.150 | 0,018 |
| INVERSORA CONDEISA. C.A. | 682.080 | 0.030 |
| PAUL ALFREDO LUIS. | 5.250 | 0,000 |
| SERV.INMOBILIARIOS 13 DE NOVIEMBRE | 44.096.976 | 1.922 |
| | | |
| **DELFINO CARLOS** | **74.959.118** | **3,268** |
| DELFINO PARRA ELENA | 30.682 | 0,001 |
| DELFINO PARRA ELENA MARGARITA. | 460.490 | 0.020 |
| DELFINO THORMAHLEN ALBERTO JOSE | 4.800.000 | 0.209 |
| DELFINO THORMAHLEN CARLOS EDUARDO | 4.464.200 | 0,195 |
| VETA HOLDINGS A V V | 65.175.046 | 2.841 |
| VETA HOLDINGS A.V.V. | 28.700 | 0,001 |
| | | |
| **GARMENDIA ZAMBRANO JUAN** | **3.847.106** | **0,168** |
| ECONOINVEST CASA DE BOLSA C.A | 3.847.106 | 0.168 |
| | | |
| **GONZALEZ NELLY** | **1.016.429.691** | **44,308** |
| ARMANECA BIENES Y RAICES, C.A. | 49.847.580 | 2,173 |
| BROWN BROTHERS HARRIMAN & CO. | 140.000.000 | 6,103 |
| CAPIELO RAYMOND SANIA CELINA | 990 | 0,000 |
| CARPIO DELFINO MIGUEL ENRIQUE. | 229.901 | 0.010 |
| CARRILLO HERNANDEZ NUBIA MARIA | 400 | 0,000 |
| CLARIDGE. LTD. | 350.000.000 | 15.257 |
| DELFINO BERTRAN SILVANA | 67.583 | 0,003 |
| DELFINO THORMAHLEN ALEJANDRO | 291.362 | 0,013 |
| DITTMER MANZANO EGBERT | 2.777.938 | 0,121 |
| FIORAVANTI DE SANCTIS MARINA FELICI | 2.000 | 0,000 |
| FUNDACION CARLOS DELFINO | 100.511.658 | 4,381 |
| FUNDACION CARLOS DELFINO FUND.CARLO | 1.033.015 | 0.045 |
| INMOBILIARIA ARA. S.A. | 33.600 | 0,001 |
| INMOBILIARIA LA ONSEDONIA. C.A | 5.726.851 | 0,250 |
| INVERSIONES 218177, C.A. | 3.000.000 | 0,131 |
| INVERSIONES 3240, C.A. | 107.500 | 0.005 |
| INVERSIONES 84709 C.A. | 777.793 | 0,034 |
| INVERSIONES 85735, LTD | 101.457.822 | 4,423 |

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 2

MANUFACTURA DE PAPEL
Representantes / Apoderados ( Detallado )

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| INVERSIONES 935431, C.A. | 3.459.960 | 0.151 |
| INVERSIONES 9861680, C.A. | 2.164.400 | 0,094 |
| INVERSIONES KHAFRE, C.A. | 1.821.456 | 0,079 |
| INVERSIONES TALBOT, C.A. | 3.907.906 | 0,170 |
| INVERSIONES VEIQUEVE, S.A | 127.600 | 0,006 |
| LEIZAOLA LARTITEGUI I=AKI | 656.000 | 0,029 |
| MADINA INVESTMENT | 747.094 | 0,033 |
| MADINA INVESTMENTS LTD. | 8.569.728 | 0,374 |
| MARTINEZ DE THOMSON JUANA CRISTINA | 3.200.000 | 0,139 |
| MARTINEZ GOMEZ CARMEN ELENA | 872.472 | 0,038 |
| MAURY DE PAPARONI ALICIA | 168.750 | 0,007 |
| MAURY RODRIGUEZ MARIA DE LOURDES | 1.309.328 | 0,057 |
| MAURY RODRIGUEZ MARIA EUGENIA | 504.049 | 0,022 |
| MEADOWWEED PTE LTD | 43.481.924 | 1,895 |
| MILANOSA LLC | 169.433.930 | 7,386 |
| PAPARONI MAURY ALICIA MARIELA. | 6.200.000 | 0,270 |
| PAPARONI MICALE FERNANDO | 21.000 | 0,001 |
| PAPARONI MICALE FERNANDO CESAR | 884.496 | 0,039 |
| PAPARONI MICALE JOSE GAETANO | 305.494 | 0,013 |
| PAPARONI SANCHEZ GUSTAVO | 2.000 | 0,000 |
| PAPARONI SANCHEZ SILVIA | 12.000 | 0,001 |
| PULIDO MELCAN TIBISAY VICTORIA | 13.000 | 0,001 |
| RAMIREZ ORTIZ ANGEL JESUS | 12.258.588 | 0,534 |
| SANCHEZ DE PAPARONI MARIA CRISTINA | 112.000 | 0,005 |
| SANCHEZ DE PERERA SYLVIA MARGARITA | 15.500 | 0,001 |
| THOMSON PETER GRAHAM | 35.000 | 0,002 |
| THREE D INTERNATIONAL MARKETING,INC | 23 | 0,000 |
| TRAVIESO PASSIOS ALFREDO EDUARDO | 280.000 | 0,012 |
| **GOUVEIA TEXEIRA MARIA I** | **1.982.172** | **0,086** |
| LOVERA VEGAS JUAN ANTONIO | 1.749.272 | 0,076 |
| RODRIGUEZ DE LOVERA MARIA JOSEFINA | 232.900 | 0,010 |
| **HANYREZNICEK HANNY** | **22.624.560** | **0,986** |
| INVERSIONES PENMAY, C.A. | 4.230.114 | 0,184 |
| INVERSIONES TOMHAR, C.A. | 18.394.446 | 0,802 |
| **RIVAS RAMON** | **800.808.704** | **34,909** |
| BEAR STEARNS SECURITIES CORP. | 21 | 0,000 |
| FONDO MUTUAL DE VENEZUELA FONDO MUT | 1.821.608 | 0,079 |
| NATSCUMCO(NOMINEE FOR CITIBANK NA | 798.987.075 | 34,829 |
| **SUBERO DE DELFINO ADA V** | **37.968.458** | **1,655** |
| DALMA HOLDINGS A.V.V. | 4.232.374 | 0,184 |
| DIANDRA HOLDING A.V.V. | 5.617.374 | 0,245 |
| SUC DELFINO ARRIENS GUSTAVO S | 231.840 | 0,010 |
| VILLA ROSA HOLDINGS A.V.V. | 22.269.496 | 0,971 |



VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 21/04/2006
PAGINA: 3

MANUFACTURA DE PAPEL
Representantes / Apoderados ( Detallado )

| Nombre Accionista | Cant. Acciones | % |
|---|---|---|
| VIRTUOSO HOLDINGS A.V.V. | 5.617.374 | 0,245 |
| TRAVIESO CARLOS | 1.394.606 | 0,061 |
| INVERSIONES 7426, S.A. | 1.394.606 | 0,061 |
| Total Acciones Representadas => | 2.059.008.674 | 89.756 |
| Total Acciones del Quorum => | 2.064.330.964 | 89,988 |


VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL
AGENTE DE TRASPASO
CARACAS

**MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.**

Lic. CARLOS E. DELFINO T.

CARACAS, Tres (03) DE Mayo DEL AÑO DOS MIL Seis. (FDOS.) CARLOS DELFINO T., Abog. LILA CONCEPCION OLVEIRA HERNANDEZ SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 603912

14/XIO.

Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

REGISTRADORA MERCANTIL PRIMERA

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO


INTERPRETE
PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------------

**ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS**

**1.- (20%) per cent of the total purchases or net sales, respectively, of the issuing company and state legal name.**

No supplier or client represents more than twenty per cent (20%) of the total purchases or net sales of the company.

**2. Indicate the pending litigations or claims, either civil, commercial, tax or labor for the company and which significantly impact or may impact the financial situation of it.**

ADMINISTRATIVE-TAX AREA:

- There is a recurso de reconsideración filed on January 20, 2000 against Resolution No.1406/99 of December 22, 1999 by which a tax claim is made for the concept of Patent (Tax) of Industry and Commerce of Girardot Municipality of Aragua amounting to **TWO MILLION TWELVE THOUSAND TWO HUNDRED EIGHTY-SEVEN THOUSAND THREE HUNDRED THIRTY-FOUR BOLIVARS WITH NO CENTS (Bs.212,287,334.00). The case is pending decision.** This case has high chances to succeed.
- There is an appeal before a higher administrative authority as of July 7, 2003 against Resolution No.11-10-01-3-02-000628 issued by the National Integrated Service of Tax Administration (SENIAT) as of April 3, 2002 and notified as of



June 13, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of March 2002, amounting to **TWENTY-TWO MILLION TWO HUNDRED FORTY-TWO THOUSAND ONE HUNDRED FIFTEEN BOLIVARS WITH TWENTY-FOUR CENTS (Bs.22,242,115.24).** Currently, the case is pending decision. This case has high chances to succeed.

- There is an appeal before a higher administrative authority as of July 7, 2003 against Resolution No.11-10-01-3-02-000852 issued by the National Integrated Service of Tax Administration (SENIAT) as of April 25, 2002 and notified as of June 13, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of March 2002, amounting to **THIRTEEN MILLION TWO HUNDRED FORTY THOUSAND EIGHT HUNDRED EIGHTY-SIX BOLIVARS WITH NO CENTS (Bs.13,240,886.00). Currently, the case is pending decision.** This case has high chances to succeed.
- There is an appeal before a higher administrative authority as of June 4, 2003 against Resolution No.11-10-3-02-000461 issued by the National Integrated Service of Tax Administration (SENIAT) as of March 6, 2002 and notified on May 28, 2003 by which a tax deficiency claim is made for the concept of Value Added Tax (VAT) for the month of January 2002, amounting to **THIRTY-FIVE MILLION FIVE HUNDRED FIFTY-SEVEN THOUSAND ONE HUNDRED SIXTY-ONE BOLIVARS WITH NO CENTS (Bs.35,557,161.54). Currently, the case is pending decision.** This case has high chances to succeed.
- A writ was filed on January 30, 2003 ratifying content of writ filed on September 13 before the Formalities Division of the Regional Management of Special Taxpayers of the National Integrated Service of Tax Administration (SENIAT) of the Capital Region, through tax credit compensation arising from excess in payment in previous fiscal years and due to estimated tax return of Business Assets for the year 1999 requesting, therefore, Form No.01-10-01-5-03-000805 notified as of (illegible) 2002 with No.0009115008437-2 amounting to SEVENTY-**TWO MILLION NINETY-SEVEN (illegible) EIGHTY-THREE BOLIVARS WITH**



**TWELVE CENTS (Bs. Illegible).** **Currently, the case is pending decision.** This case has high chances to succeed.

- There is a writ before the Regional Management of Special Taxpayers of the National Integrated Service of Tax Administration (SENIAT) of the Capital Region by which (illegible) request to process Replace Tax Return of Added corresponding to fiscal year "July 2000"and (illegible) payment of interests in arrears referred to fiscal year (illegible) amounting to **ONE THOUSAND TWO HUNDRED EIGHTY-SIX MILLION EIGHT HUNDRED ELEVEN THOUSAND THIRTY-EIGHT BOLIVARS WITH FORTY-ONE CENT (Bs.1,286,811,038.41).** **Currently, the case is pending decision.** This case has high chances to succeed.

ADMINISTRATION-FINANCIAL AREA

- **FILE 0808**. Opening of administrative procedure on (illegible) 26 (illegible) Corporación Industrial ALPES, C.A. in regard to alleged failure to pay $5,321,716.20 corresponding to 90% of FOB value of exports protected by the customs declarations thereon indicated, by Opening writ No.0808 as of August 26, 1003. On November (illegible) the pleading writ was filed. Currently, the case is pending decision.
- **FILE 1835** Information requirement to Fábrica de Papel Maracay by means of notice writ No.FGIF-EXP 1042 issued on March 4, 200 and notified to company on March 16 of that same year. On March 30, 2004 the pleading writ was filed and as of April 13 a writ was filed in answer to official communication issued by that Ministry as of March 22, 2004. **Currently, the case is pending appointment of officer and decision.**
- **FILE 227** Information requirement to Aserradero Venwood, C.A. by means of notice writ No.FGIF-EXP 1026 issued on March 4, 2004 and notified to company as of March 16. On March 30 the pleading writ was filed and on July 5 Ivan Vargas was appointed substantiating officer. **Currently, upon arrival of information requested to Banco Mercantil, the officer indicated that the**



**information corresponding to forms 290124, 307514, 77073 has not been filed yet.**

- **FILE I-2273** Information requirement to Manufacturas de Papel (MANPA), C.A. by means of notice writ No.FGI-IMP-2343 issued on May 14, 2004 and notified to company on May 18. On June 18, 2004 the brief of discharges corresponding to this requirement was filed as well as requirement of writ FGIF-IMP-2334. **Currently, the case is pending appointment of officer and decision.**
- **FILE I-230** Information requirement to C.A. Fábrica de Papel Maracay by means of notice writ No.FGI-IMP-2094 issued on April 30, 2004 and notified to company on May 11. On June 18, 2001 the brief of discharges was filed with the Ministry. **Currently, the case is pending appointment of officer and decision**.

This same file includes information requirement to this same company C.A. Fábrica de Papel Maracay by means of notice writ No.FGIF-IMP-1415 issued on March 22, 2004 and notified to company on March 31, 2004. On April 13 of this same year the brief of discharges was filed with the Ministry of Finance. **Currently, the case is pending appointment of officer and decision**.

- **FILE FGIF-IMP-4436** Information requirement to Fábrica de Papel Maracay by means of notice writ No.FGIF-IMP-4436 issued on June 19, 2004 and notified to company on August 12. On August 27 the pleading writ was filed, on September 10 the requested extension was agreed for 30 business days. Such term was due on October 27 when the briefs of discharge and documentation were filed. **Currently, the case is pending appointment of officer and decision**.

JUDICIAL PROCEEDINGS

TAX LITIGATION JURISDICTION

SECOND HIGH COURT FOR TAX LITIGATION MATTERS

**(File 1420)** There is a tax litigation filed as of February 4, 2000 against Resolution GCE-SA-R-99-159 issued by the National Integrated Service of Tax Administration (SENIAT) as of May 5, 1999 amounting to **FIFTY-ONE MILLION SIX HUNDRED FIFTEEN THOUSAND NINETEEN BOLIVARS WITH NO CENTS**



**(Bs.51,615,019.00)** for the concept of omission of payment of fiscal stamps.

__**Currently, the case is pending decision.**__ This case has high chances to succeed.

THIRD HIGH COURT OF TAX LITIGATION MATTERS

**(FILE AP41-U-2005-0579)** There is a tax litigation filed as of May 26, 2005 against Final Resolution of Administrative Summary No.RL/2005-04-116 issued by Municipal Treasury Directorate of the Mayoralty of Vargas Municipality, Carabobo State, as of April 4, 2005 and notified on April 22, 2005 by which a tax deficiency claim is made in regard to the fiscal years from January the 1st, 2000 and December the 31st, 2002 and a fine is given and a surcharge for a total amount of **ONE HUNDRED THIRTY-SEVEN MILLION SEVEN HUNDRED TEN THOUSAND THREE HUNDRED THIRTY-NINE BOLIVARS WITH EIGHTY-SEVEN CENTS (Bs.137,710,339.87).** __**Currently, the case is pending decision.**__ This case has high chances to succeed.

**(File 1769)** There is a tax litigation filed on October 24, 2001 against denying tacit act product of the administrative silence due to the lack of decision of the appeal before a higher administrative authority of the Reconsideration Appeal of April 24, 2001 against Resolution No.RL/2001-03-053 of 03/22/01 and notified on 04/03/01 issued by the Treasury Directorate of the Mayoralty of Valencia Municipality, Carabobo State, for the concept of Patent (Tax) of Industry and Commerce, surcharges and fines corresponding to the fiscal years from 1996 and 1999, both inclusive, amounting to **NINETY-SIX MILLION EIGHT HUNDRED NINETY-THREE THOUSAND FOURTEEN BOLIVARS WITH NO CENTS (Bs.96,893,014.00).** __**Currently, the case is pending decision.**__ This case has high chances to succeed.

**(File 1934)** There is a tax litigation filed on July 8, 2002 against Resolution No.0084 of May 15, 2002 issued by the Treasury Directorate of the Mayoralty of Girardot Municipality, Aragua State, for the concept of Patent (Tax) of Industry and Commerce, surcharges and fines corresponding to the fiscal years from 1997 and 2000, both inclusive, amounting to **FOUR HUNDRED THIRTY-FOUR MILLION SEVEN HUNDRED THIRTY-NINE THOUSAND EIGHT HUNDRED SIXTEEN BOLIVARS WITH NO CENTS (Bs.434,739,816.00).** __**Currently, the case is pending decision.**__ This case has high chances to succeed.




6

FIFTH HIGH COURT OF TAX LITIGATION MATTERS

**(FILE 2144) (Transporte Alpes, C.A.)** There is a tax litigation filed as of June 17, 2003 against Final Resolution of Administrative Summary No.1988 issued by the National Education Training Institute (INCE) as of April 21, 2003 for the concept of special contributions for the tax periods that go from the first quarter of 1998 and the fourth quarter of 2001 amounting to **TWELVE MILLION NINE HUNDRED NINETY-TWO THOUSAND THIRTY-FOUR BOLIVARS WITH NO CENTS (Bs.12,992,034.00).** **Currently, the case is pending decision.** This case has high chances to succeed.

**(FILE 1798) (Aserradero Venwood, C.A.)** There is a tax litigation filed as of November 21, 2001 against Final Resolution of Administrative Summary No.GRTI-RC-DSA-2001-000274 issued by the Regional Management of Internal Revenue of the National Integrated Service of Tax Administration (SENIAT) of the Capital Region as of April 25, 2001 for the concept of Luxury Tax and Wholesale Tax corresponding to tax periods that go from the civil years of 1996 and 1997 (both inclusive) amounting to **ONE HUNDRED THIRTY MILLION TWO HUNDRED FORTY-EIGHT THOUSAND FOUR HUNDRED NINETY-EIGHT BOLIVARS WITH THIRTY-EIGHT CENTS (Bs.130,248,498.38).** **Currently, the case is pending decision.** This case has high chances to succeed.

SIXTH HIGH COURT OF TAX LITIGATION MATTERS

**(FILE 2203)** There is a tax litigation filed as of June 17, 2003 against Resolution No.1237 issued by the National Education Training Institute (INCE) as of May 5, 2002 amounting to **EIGHT HUNDRED TWENTY-NINE MILLION NINE HUNDRED SEVENTY-FOUR THOUSAND TWO HUNDRED FORTY-SEVEN BOLIVARS WITH NO CENTS (Bs.829,974,247.00).** **Currently, the case is pending decision.** This case has high chances to succeed.

SEVENTH HIGH COURT OF TAX LITIGATION MATTERS

**(FILE AP41-U-2005-885)** There is a tax litigation filed as of September 5, 2005 against Final Resolution of Administrative Summary No.000401 issued by the Municipal Revenue Directorate of the Mayoralty of Sucre Municipality, Miranda State

and notified on that same date, by which a tax deficiency claim is made in regard to Tax on Financial Activities (formerly Patent-Tax- of Industry and Commerce) for the fiscal years from October the 1st, 2000 and September the 30th, 2003 amounting to **ONE HUNDRED NINETY MILLION FOUR HUNDRED SIXTY-NINE THOUSAND SEVEN HUNDRED TWENTY BOLIVARS WITH NO CENTS (Bs.190,469,720.00). Currently, the case is pending decision.** This case has high chances to succeed.

EIGHT HIGH COURT OF TAX LITIGATION MATTERS

**(FILE 1653)** There is a tax litigation filed as of September 7, 2001 against Final Resolution of Administrative Summary No.GRTI-RCE-SM-ASA-01-000021 issued by the Regional Management of Internal Revenue of the National Integrated Service of Tax Administration (SENIAT) of the Central Region as of July 25, 2001 for the concept of Income Tax corresponding to tax periods that go from 01/01/96 to 12/31/96 and from 01/01/97 to 12/31/97 amounting to **FOUR HUNDRED EIGHTY-NINE MILLION NINE HUNDRED FIVE THOUSAND FOUR HUNDRED FIFTY-ONE BOLIVARS WITH NO CENTS (Bs.489,905,451.00). Currently, the case is pending decision.** This case has high chances to succeed.

**(FILE 1311)** There is a tax litigation filed as of December 10, 1999 against Resolution No.GRTI-RCE-SM-ASA-99-00007 issued by the National Integrated Service of Tax Administration (SENIAT) as of May 5, 1999 amounting to **ELEVEN MILLION SEVEN HUNDRED EIGHTY-SEVEN THOUSAND SIX HUNDRED TWENTY-FOUR BOLIVARS WITH NO CENTS (Bs.11,787,624.00). Currently, the case is pending decision.** This case has high chances to succeed.

NINTH HIGH COURT OF TAX LITIGATION MATTERS

**(FILE 1451)** There is a tax litigation filed as of June 22, 2000 against Resolution No.GRTI-RCE-SM-ASA-99-000036 issued by the National Integrated Service of Tax Administration (SENIAT) as of November 29, 1999 amounting to **FOUR HUNDRED TWENTY-THREE MILLION SIX HUNDRED TWENTY THOUSAND SIX HUNDRED TWO BOLIVARS WITH NO CENTS (Bs.423,620,602.00)** for the concept of income tax on business assets. **Currently, the case is pending decision.** This case has high chances to succeed.





ADMINISTRATIVE LITIGATION JURISDICTION

**SUPREME COURT OF JUSTICE (POLITICAL –ADMINISTRATIVE CHAMBER)**

There is an administration litigation appeal for annulment against administrative act included in Resolution No.00007 as of May 4, 1998 issued by the General Directorate of the Treasury by which the appeal before a higher administrative authority filed as of September 15, 1997 against the act ordering reimbursement of foreign exchange to the Venezuelan Central Bank amounting to **FIVE HUNDRED SIXTY-SEVEN THOUSAND ONE HUNDRED NINETEEN U.S. DOLLARS WITH FORTY-THREE CENTS (US$567,119.43)** was inadmissible . **Currently, the case is pending decision.** This case has high chances to succeed.

LABOR MATTERS

- **SECOND LABOR COURT OF ARAGUA STATE**

File 3416-2$^{0}$T. Lawsuit for difference in severance payment and indemnities. Amount of action indexed to **TWENTY-FOUR MILLION ONE HUNDRED TWENTY-EIGHT THOUSAND THREE HUNDRED SIX BOLIVARS WITH EIGHTY-THREE CENTS (BS.24,128,306.83).** The Court of 1$^{st}$ Instance declared the action partially granted, a decision appealed. As of June 2, 2005 the High Court declared granted the lapsing of the lawsuit due to inactivity. Currently, it is in the stage of execution of a sentence.

- **COURT OF FIRST INSTANCE OF LABOR MATTERS OF ARAGUA STATE**

File 10848. Lawsuit for difference in severance payment. Amount of action indexed to **THIRTEEN MILLION SIX HUNDRED THIRTY-FOUR THOUSAND FIVE HUNDRED FIFTEEN BOLIVARS WITH THIRTY-NINE CENTS (BS.13,634,515.39).** The Court declared the action granted, plus judicial indexation, interests in arrears and court costs. It is in the stage of execution of a sentence, the report by expert was appealed by both parties. Due to errors in notification and to the fact that the sentence was notified off period, a constitutional relief was filed against sentence, which was admitted and the precautionary measure agreed to suspend execution of sentence until the bottom of the Constitutional Relief is resolved.

- **COURT OF FIRST INSTANCE OF LABOR MATTERS OF ARAGUA STATE**



File 7234. Lawsuit for indemnities due to disability from work-related illness. Amount of action indexed to **THREE HUNDRED EIGHTY-NINE MILLION NINE HUNDRED TWELVE THOUSAND NINE HUNDRED NINETY-NINE BOLIVARS WITH FIFTY CENTS (BS.389,912,999.50).** It is pending sentence of 1st instance.

- **COURT OF FIRST INSTANCE OF LABOR MATTERS OF ARAGUA STATE**

File 10992. Lawsuit for difference in severance payment and indemnities. Amount of action indexed to **EIGHTY-EIGHT MILLION SIX HUNDRED TWO THOUSAND THREE HUNDRED THREE BOLIVARS WITH EIGHT CENTS (BS.88,602,303.08).** An extraordinary appeal to a court of cassation was announced against sentence ruled by the High Court of Labor Matters that confirmed sentence ruled in 1st instance. The extraordinary appeal to a court of cassation was granted and ordered correction of sentence. The High Court of Labor Matters left in effect sentence of 1st instance and at date its execution by the plaintiffs has not been requested.

Translator's Note:

At the upper right margin of some pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 August 24 (illegible) 8:45 FILE RECEIVED." ----------------------------------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 21st, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of "Venezolano de Crédito"]

Caracas, July 18, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

PUBLIC OFFER HEAD OFFICE

Present.-

We address you to inform you that **VENEZOLANO DE CREDITO, S.A. Banco Universal** has accepted being Common Representative of Holders of Commercial Papers of Issuance of Commercial Papers at Bearer, identified as **ISSUANCE 2006-I** which agreed making **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A** up to the amount of FIFTEEN THOUSAND MILLION BOLIVARS WITH NO CENTS (Bs.15,000,000,000.00), pursuant to that approved by the General Shareholders' Meeting held on April 21, 2006 and to that resolved by the Board of Directors in its meeting dated June 30, 2006.

In this connection, we do hereby inform you that there is no conflict of interests between the Issuer and this Bank Institution.

Sincerely,

For VENEZOLANO DE CREDITO, S.A. Banco Universal

María Eugenia Gamez Azpúrua (signed) Illegible.



Legal Advisor-

Translators´ Note:

Over the signature there is an illegible wet seal. At th upper margin there is an illegible seal by the National Securities and Exchange Commission. ------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------------

[Letterhead of MANPA]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

**COMMERCIAL PAPER AT BEARER**

**SOLE BOND – SERIES I**

**ISSUANCE 2006-I**

Place and Date of Issuance: Caracas, XXXXXXXXX

Maturity Date: Caracas, XXXXXXXXX

**Yielding Rate: XXXXXX%**

Bond placed at (par value, discount or with premium)

**Par Value Bs. XXXXXXXXXXXXXX**

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-2335.



The present SOLE BOND corresponds to the series 1 of issuance of Commercial Papers 2006-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Fifteen Thousand Million Bolivars (Bs.15,000,000,000.00) to which Negotiable Custody Certificates will be issued.

Issuance was approved by the General Shareholder's Meeting held on April 21, 2006 and was authorized by the National Securities and Exchange Commission as of XXXX 2006, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2006. This issuance will be in effect for one (1) calendar year from the day following the date of issuing the first series.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the former Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

**CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS.

TRUE-AND-LAWFUL ATTORNEY: OTTO RIVERO (9056383)

Category A: XXXXXXXXX

**FITCH VENEZUELA SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

Edificio MENE GRANDE II PISO 2 OFICINA 23 CARACAS

TRUE-AND-LAWFUL ATTORNEY: CARLOS FIORILLO (286-3854)

Category A: XXXXXXXXX

**CLASIFICADORES ASOCIADOS S&S, C.A.**

CENTRO LETONIA PISO 12 OFICINA 126 CARACAS

TRUE-AND-LAWFUL ATTORNEY: EDUARDO GRASSO (2663854)



Category A: XXXXXXXXX

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 13th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, July 7, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

This aims at delivering a compact disc including the **list of company shareholders** corresponding to the month of **June 30, 2006** as requested by that institution by official communication CNV-DCOP-251 as of October 4, 2005 and notified to my principal as of October 6, 2005.

Likewise, I attach hereto to be sealed as acknowledge receipt a copy of the list at **June 30, 2006** including the aforementioned compact disc.

Having no further matter to discuss.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. Carlos Delfino T. (signed) Illegible.

Chairman.------------------------------------------------------------------------------------

Translator's Note:



Next there is one (1) page with the list of company shareholders. Such list has nine (9) columns that from left to right are, namely: Name of Issuing Company; Symbol in the Caracas Stock Exchange; Shareholder's Name; I.D. Card No./ RIF (Tax Information registry Number); Number of Shares; Par Value (Bs.); % of stake holding; % Accumulated; Cut-Off Date. At the upper right margin of each of the first two pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 April 5 PM 2:13 FILE RECEIVED." ----------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 8th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

**Molino Papel Escribir, Imprimir, Embalar**
Teléfonos (043) 401224 - 401221
**Planta Sacos**
Teléfonos (043) 401235 - 401236
Planta Bolsas
Teléfonos (043) 401094 - 401095

**Formas Continuas, Resmas, Resmillas**
Teléfonos (043) 401349 - (02) 2398702
**CORIALSA (Productos Escolares Alpes)**
Teléfonos (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfonos (02) 9012416 - (043) 401380 - 401381


MANPA

**Oficina Principal**
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuel
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



Caracas, 07 de julio de 2006

Señores
**Secretaría Ejecutiva de la**
**COMISION NACIONAL DE VALORES**
Presente.-

El presente tiene como finalidad hacer entrega de un disco compacto contentivo del **listado de accionistas** de la empresa correspondiente al **30 de junio de 2006**, solicitado por ese organismo mediante oficio CNV-DCOP-251 de fecha 04 de octubre de 2005 y notificado a mi representada el 06 de Octubre de 2005.

Asimismo, adjunto para ser sellado en señal de recepción copia del listado al **30 de junio de 2006** contenido en el Disco Compacto antes mencionado.

Sin otro particular, queda de Ustedes.

Atentamente,

**Manufacturas de Papel, C.A. (MANPA)**
**S.A.C.A..**

**Lic. Carlos Delfino T.**
**Presidente de la Junta Directiva**

| Nombre de la Empresa Emisora | Simbolo en la Bolsa de Valores de Caracas | Nombre del Accionista | CI / RIF | Número de Acciones | Valor Nominal (Bs.) | % del Total Accionario | % Acumulado | Fecha de Corte |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AÑEZ DELFINO ARNALDO JOSE. | V003657855 | 10 | 10 | - | - | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ABASCAL ALVAREZ RAMON OBDULIO | V000248144 | 879 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ABREU MACHADO RICHARD RAFAEL | V009416155 | 1.386 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ACOSTA FRAGACHAN FRANCISCO EUGENIO | V006816184 | 2.500 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ACOSTA SIMON JUAN ROBERTO | V006181694 | 15.000 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ACUNA PIMENTEL KEILA JOSEFINA. | V006253035 | 378 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ADRIANZA ALVAREZ MINERVA | V001075032 | 9.300 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AGROPECUARIA 27 DE MAYO,C.A. | J002072482 | 6.972 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AGUIRRE FIGUEROA JOSE | V007554034 | 1.386 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AGUIRRE MARTINEZ WILSON RAFAEL | V006863944 | 2.100 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AGUIRREBEITIA AZPIRI JOSE MARIA | V002952454 | 20.000 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALAS RODERO PATSY | V015664156 | 331 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALBANEZ BARNOLA BENJAMIN JOSE DE J. | V003666437 | 5.000 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALBARRACIN DE DELGADO LIGIA J. | V001743811 | 300 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALCANTARA LANSBERG LARA CAROLINA | V013338381 | 8.400 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALMEIDA GIL MARIA DEL CARMEN ZULAY | V008743207 | 1.134 | 10 | 0,00 | 0,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALMEIDA MARTINS ALFONSO | V006463879 | 87.500 | 10 | 0,00 | 0,01 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALMERIDA SALAZAR ISBELIA RAMONA | V002761454 | 1.890 | 10 | 0,00 | 0,01 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALVAREZ GONZALEZ VICTOR SEGUNDO | V002080365 | 413.988 | 10 | 0,02 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ALZURUTT SANCHEZ RICHAR JOSE | V003989648 | 23.000 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AÑEZ DELFINO ALBERTO ENRIQUE | V003663396 | 3.343 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | APARICIO ARGENIS ANTONIO | V007188231 | 1.890 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | APONTE TOVAR JOSE CUPERTINO | V002844635 | 1.890 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARANA PEROZA CARLOS JESUS | V002765221 | 51.000 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARANCIBIA MONCADA SILVIA DEL CARMEN | V008677383 | 32.650 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARAQUE BENZO EDUARDO JOSE | V004772544 | 1.764 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARAUJO DE SILVA DAIXY NORELLY | V007220897 | 1.890 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARENAS NELSON | V003054578 | 1.079 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AREVALO JULIO ZENON | V002239800 | 1.890 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARISMENDI DELFINO ANA MARIA | V011234712 | 4.100 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARISMENDI DELFINO BEATRIZ ELENA | V009967719 | 5.100 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARISMENDI MELCHERT JUAN BAUTISTA | V002154188 | 8.200 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARISTIGUETA LANDAETA EDUARDO | V006558032 | 23.100 | 10 | 0,00 | 0,03 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ARMANECA BIENES Y RAICES, C.A. | J303139027 | 49.847.580 | 10 | 2,17 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ASUAJE YEPEZ CARLOS JOSE | V006928306 | 15.000 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ASUNCION DO ROZARIO MIGUEL JOSE | V006127283 | 1.000 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ATRAMIZ VALI ELIAS | V002935310 | 100.000 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | AVILA CABARCAS REINALDO ANTONIO | V006257968 | 5.010 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BACAL TEITELBOIM MARIO | V006256146 | 15.200 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BALBAS OLIVEROS OMAR JESUS | V003655672 | 5.000 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BALL FERRERO OLY ARLETTE | V006974690 | 42 | 10 | - | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BANCO DE VZLA,S.A.BANCO UNIVERSAL | J000029482 | 52.500 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BANEX VALORES. | J300353141 | 7.200 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BANGUAIRA FONDO MUTUAL. | J003530557 | 1.008 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BASALO YANES RICARDO JOSE | V002940212 | 10.000 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BCO.DE VZLA,S.A,B.U.FIDEICOMISO P.3 | J000029482 | 3.300 | 10 | 0,00 | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BEAR STEARNS SECURITIES CORP. | J301021452 | 21 | 10 | - | 2,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BECERRA SEPULVEDA EUSTACIO | V004829890 | 1.890 | 10 | 0,00 | 2,21 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BECKER CARDENAS FREDDY JOSE. | V006257141 | 902.730 | 10 | 0,04 | 2,25 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BEE SUSAN MARY | V011944008 | 100 | 10 | - | 2,25 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BELANDRIA MARCO | V003793668 | 5.250 | 10 | 0,00 | 2,25 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BERACHA ZAIDMAN ROBERTO | V003967924 | 40.000 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BERROTERAN TELLEZ SONIA CANDELARIA | V006442032 | 1.100 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BERTOLINI BETTALLI DANIELA. | V003176146 | 89.754 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BIMBLICH SANDOR ARIEH | V011227252 | 294 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BLANCO BOLIVAR SONIA MARITZA | V007257602 | 1.386 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BLANCO JULIAN JOSE | V008471709 | 1.134 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BLANCO PARDO ABEL | V006319742 | 3.200 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BLANCO PINTO MARIBEL ELIZABETH | V004432725 | 1.764 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BLASSINI OTERO SUSANA CRISTINA | V006972849 | 2.000 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BLAVIA GOMEZ JUAN ANDRES | V011595061 | 1 | 10 | - | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BOLIVAR F.M.DE VZLA. F.M.I.C.A.S.A | J002966645 | 34.042 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BOUTOROFF SEMENENKO NICOLAS | V006155162 | 168 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BOUZAGLOU ABRAHAM ALBERTO | V006126055 | 10.458 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BOWEL LEWIS ALBERTO JOHN | V001158996 | 1.890 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BRACHO SIERRA JOSE LUIS | V000242384 | 26.000 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BRANDWAJN POLER MAXIM JACOB | V013308298 | 1.000 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BRICE¦O BRAUN ALVARO. | V003859996 | 5.292 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BRICE¦O LUJAN ALFREDO JOSE. | V006824422 | 7.182 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BRICENO MARIN NELSON OCTAVIO | V006915707 | 400 | 10 | 0,00 | 2,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BROWN BROTHERS HARRIMAN & CO. | J308858544 | 140.000.000 | 10 | 6,10 | 8,37 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BRUTTINI SILVA GIORGIO | V009970210 | 252 | 10 | 0,00 | 8,37 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BUITRIAGO GUERRERO PABLO EMILIO | V001518839 | 10.000 | 10 | 0,00 | 8,37 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BUSTAMANTE CACERES JORGE ALBERTO | V003312895 | 13.030 | 10 | 0,00 | 8,37 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | BUSTILLOS GIL FRANCISCO ARTURO | V003865301 | 2 | 10 | - | 8,37 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | C.C.C.M CONINVENCA CREDIT CONTROL M | J301819632 | 1.260 | 10 | 0,00 | 8,37 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | C.V.V. CAJA VENEZOLANA DE VALORES, | J300187934 | 128.899.997 | 10 | 5,62 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CADAVID MORENO LEOPOLDO ARMANDO | V005617274 | 1.428 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CAJA DE AHORROS EMPLEADOS MANPA | J000000000 | 28 | 10 | - | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CALATRAVA DE OLIVARES MARIA | V000219225 | 55.500 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CALDERON MARTINEZ ENRIQUE JOSE | V003182688 | 5.500 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CALVIÑO MOREIRA ESTHER ESPERANZA | V001737516 | 28.500 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CALZADA DE HERNANDEZ MARIA C | V006064481 | 10.064 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CAMAIONI BALDINI ANTONIO | V006276564 | 15.000 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CAMPOS MURILLO ELISEO | E081752778 | 420 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CAMPOS SORGA MARIANA | E000685090 | 3.500 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CANELLA DE DIAZ SONIA | V004351865 | 16.800 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CANELLA DE MILLAN ELIZABETH. | V004351867 | 16.800 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CANELLA PANZARELLI ZEYLA AMALIA | V005963543 | 16.800 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CAPO LINARES JOSE RAFAEL | V007683413 | 12.500 | 10 | 0,00 | 13,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARACAS ANDRADE LAUREANO JOSE | V009645202 | 1.890 | 10 | 0,00 | 14,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARBALLO DE DIAZ MARGARITA | V001718702 | 5.200 | 10 | 0,00 | 14,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARBONELL DE GOMEZ RUIZ BEATRIZ L. | V005304989 | 18.000 | 10 | 0,00 | 14,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARDENAS DE BURRON GRACIELA. | V006184996 | 1.824.606 | 10 | 0,08 | 14,08 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARDENAS DE YERENA MORELLA. | V004350928 | 3.738 | 10 | 0,00 | 14,08 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARDENAS SANCHEZ WILLIAM | V004231978 | 1.134 | 10 | 0,00 | 14,08 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARPIO DELFINO MIGUEL ENRIQUE. | V003178324 | 229.901 | 10 | 0,01 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARRERO CUBEROS BERNABE | V000642297 | 5.000 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARRILLO ACOSTA CIPRIANO | V003969619 | 100 | 10 | - | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARRILLO HERNANDEZ NUBIA MARIA | V004446111 | 400 | 10 | 0,00 | 14,09 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CARVAJAL CHITTY HUMBERTO ITIC. | V006910898 | 1.500 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CASTILLO JOSE EDECIO | V003921437 | 650 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CEBALLOS LOPEZ IRVING | V002780050 | 10.000 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CICHELLA MILLANI REINALDO ANDRES(M) | V015978040 | 4.150 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CICHELLA MILLIANI ALEJANDRO (MENOR) | V006816715 | 4.150 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CICHELLA MILLIANI SERGIO ANDRES (M) | V013337190 | 4.150 | 10 | 0,00 | 14,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CISNERO DE DAVILA MARIA TERESA | V005532335 | 252.000 | 10 | 0,01 | 14,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CISNEROS GOMEZ MARIA DE LOURDES | V004822294 | 33.680 | 10 | 0,00 | 14,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CLARIDGE, LTD. | J303120792 | 350.000.000 | 10 | 15,26 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COBHAM SCOTT STHEPHEN EDWARD. | E082093859 | 1.050 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COBO FLORES JOSE RAMON | V006162404 | 4.000 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COLELLA SIMOZA FRANCISCO ANTONIO. | V005967346 | 4.452 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COLINA DE MOLERO MAGDA JOSEFINA | V006154312 | 500 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COLINA NESTOR RAFAEL | V007366132 | 1.890 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COLMENARES ALTUVE ROSA MARIA | V005965060 | 11.500 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COLMENARES LUIS EDUARDO | V000000000 | 61.740 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COLUCCIO PEREIRA EDUARDO ENRIQUE | V012261485 | 5.000 | 10 | 0,00 | 29,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CONDE DELFINO GUSTAVO EMILIO | V003151827 | 682.080 | 10 | 0,03 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CONDE DELFINO VALENTINA ISABEL | V003484561 | 10.752 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CONDE ROTUNDO EMILIO LUIS | V013309477 | 31.668 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CONSORCIO AMERIVAL,C.A | J303229638 | 12.800 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CONTRERAS CASARES FRANCISCO | V005310238 | 200 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CONZO#O NAVARRO CARMEN VIRGINIA | V000914680 | 740 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORDERO DE HERRERA MARIANA | V007254309 | 5.250 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORNIELES RAMON ENRIQUE | V000215333 | 210 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORPORACION ALZURAVI, C.A. | J304414234 | 23.000 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORPORACION ARAPACOA, C.A. | J003620351 | 2.910 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORPORACION INFISA, C.A. | J304182201 | 1.000 | 10 | 0,00 | 29,39 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORPORACION RIMCAR, C.A. | J002510900 | 32.780 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORPORACION SIETE COLINAS, C.A. | J312059095 | 17 | 10 | - | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORREA DE GONZALEZ MARTA ELENA | V004459236 | 1.560 | 10 | 0,00 | 29,[illegible] | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CORREDOR DIAZ NORBERTO TERCERO | V006845872 | 4.920 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COSTANTE TOGLIA MICHELE | V009881238 | 5.000 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | COVA FRANCO LUIS LEOPOLDO DEL VALLE | V005969587 | 3.000 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CHACIN LLAMOZAS MARCEL | V007191552 | 52.500 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CHANG HUNG YUNG YEN | V006127542 | 30.000 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CHAPELLIN GARCIA GUSTAVO ALBERTO | V011225412 | 56.732 | 10 | 0,00 | 29,40 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CHASEWOOD FINANCIAL, S.A. | J303821456 | 24.768.085 | 10 | 1,08 | 30,18 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | CHAZZAOUI PIñA RAUF | V010204146 | 6.000 | 10 | 0,00 | 30,48 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DALMA HOLDINGS A.V.V. | J305532966 | 4.232.374 | 10 | 0,18 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DAPARTE REBODERO MARIA ISABEL | V006970615 | 16.500 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DAVILA AVENDAÑO SYR GERMAN | V011314661 | 2.300 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE BASILIO DA SILVA MARIA TRINIDAD | V007269168 | 1.134 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE DALMADY YANTZEN NICOLAS ALEXANDE | V006555930 | 756 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE DURAN EMILIA | V000000000 | 882 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE FREITAS RODRIGUEZ JOSE GUIDO | V005577538 | 420 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE LA PORTA OLGA R. | V000000000 | 882 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE SOUSA JOAO ISMAEL | V010824127 | 10.500 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DE UXCATEGUI MARINA | V000000000 | 882 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DEL GALLO GALLO JOSE LUIS (DIFUNTO) | V006209259 | 78.750 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO ARRIENS ENRIQUE | V000000000 | 53.424 | 10 | 0,00 | 30,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO BERTRAN SILVANA | V015182081 | 67.583 | 10 | 0,00 | 30,68 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO DE ARISMENDI BEATRIZ | V003180816 | 126.000 | 10 | 0,01 | 30,68 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO DE VERNET VIVANNE VALENTINA | V007251120 | 84.000 | 10 | 0,00 | 30,69 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO GOMEZ JOSE IGNACIO | V007251132 | 5.000 | 10 | 0,00 | 30,69 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO MONZON JUAN RAFAEL | V003659618 | 72.720 | 10 | 0,00 | 30,69 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO MONZON RICARDO. | V006820919 | 11.970 | 10 | 0,00 | 30,69 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO PARRA ELENA MARGARITA. | V006398408 | 460.490 | 10 | 0,02 | 30,71 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO PARRA MARIA ANGELICA | V011306359 | 1.440 | 10 | 0,00 | 30,71 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO PARRA MARIANA DE RUBARTELLI | V006827537 | 1.050 | 10 | 0,00 | 30,71 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO SUBERO GUSTAVO ANDRES | V010338719 | 103.244 | 10 | 0,00 | 30,71 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO SUBERO VIRGINIA. | V005305004 | 103.244 | 10 | 0,00 | 30,72 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELFINO THORMAHLEN ALEJANDRO | V003659619 | 291.362 | 10 | 0,01 | 30,73 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DELGADO MORA SOLEDAD DEL ROSARIO | V005021068 | 3.200 | 10 | 0,00 | 30,73 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DI BARI NAPOLITANO SEBASTIAN | V005302101 | 476 | 10 | 0,00 | 30,73 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DI GENOVA CHIMIENTI ADRIANA | V009968280 | 4.500 | 10 | 0,00 | 30,73 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DI STEFANO DI GIACOMO FRANCO DONATO | V004680929 | 22.000 | 10 | 0,00 | 30,73 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIANDRA HOLDING A.V.V. | J305533067 | 5.617.374 | 10 | 0,24 | 30,98 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ DE FARO SILVIA MARGARITA | V003665350 | 3.000.000 | 10 | 0,13 | 31,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ DE MARIñO XIOMARA MARIA | V005570932 | 41.740 | 10 | 0,00 | 31,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ DELFINO MARIOLGA | V004771501 | 2.500.000 | 10 | 0,11 | 31,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ DELFINO RAFAEL JOSE | V003665351 | 2.527.450 | 10 | 0,11 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ GONZALEZ KEISTHER MARIELLA | V005465032 | 6.000 | 10 | 0,00 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ GONZALEZ LEONARDO JOSE. | E082074778 | 1.050 | 10 | 0,00 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DIAZ YANEZ FERNANDO CARMELO | V004873952 | 12.600 | 10 | 0,00 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DILLER RAUCH SIEGFRIED JOSEF | V003718864 | 8.000 | 10 | 0,00 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DINIZ CORREIA JOAO GABRIEL | V006132980 | 3.000 | 10 | 0,00 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DISTRIBUIDORA RIMERO,C.A | J001541624 | 1.000 | 10 | 0,00 | 31,33 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DITTMER MANZANO EGBERT | V002840096 | 2.777.938 | 10 | 0,12 | 31,45 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DODEL ROURE PIERRE HENRI | E000954238 | 420 | 10 | 0,00 | 31,45 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DOMINGUEZ GRATEROL JUAN CARLOS. | V006910556 | 8.946 | 10 | 0,00 | 31,45 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DREISSIG EHRLICH SIEGFRIED GUNTER | V006249499 | 1.040.000 | 10 | 0,05 | 31,50 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DREISSIG TOVAR INGRID XIOMARA | V006914352 | 1.000.000 | 10 | 0,04 | 31,54 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DRUMOND VASCOCELOS NELSON PABLO | V006325149 | 6.500 | 10 | 0,00 | 31,54 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DUARTE CONTRERAS SANTIAGOI JOSE | V006317266 | 270 | 10 | 0,00 | 31,54 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DUHAU NELSON ALBERTO JUAN | V006285948 | 60.000 | 10 | 0,00 | 31,54 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DURAN LUGO LESBIA CRUZ | V004434926 | 1.764 | 10 | 0,00 | 31,54 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DURO LIRA MARIA LUISA | V008729872 | 78.750 | 10 | 0,00 | 31,55 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | DUTCH MILL CORPORATION A.V.V. | J000000000 | 12.384.043 | 10 | 0,54 | 32,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | EGUEZ DE LIMES REMY MARITZA | V081274533 | 1.225 | 10 | 0,00 | 32,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | EGUI DE MACHADO CRISTINA | V000055748 | 26.200 | 10 | 0,00 | 32,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ELOVIC SCHUTZBERGER ROBERTO | V005531540 | 30.000 | 10 | 0,00 | 32,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ELLIS ALVAREZ DE LUGO EDWARD. | V005537956 | 78.750 | 10 | 0,00 | 32,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ELLIS GARCIA DE LA CONCHA JOHN | V000264863 | 78.750 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | EMMANUELLI GRAELLS CARLOS JESUS | V006266187 | 98 | 10 | - | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | EMPERADOR MARQUEZ LEONARDO FRANCISC | V007947526 | 12.000 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ERASO RODRIGUEZ RICARDO JOSE. | V006844912 | 4.592 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ESCOBAR DE GARCIA ELIGIA. | V002570479 | 1.302 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ESCOBAR RODRIGUEZ YUNEIDA | V006825226 | 5.040 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ESPEJO EDGAR EDUARDO | V000000000 | 5.922 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ESTEVES CONZO;O DAVID NIKOLAI | V003797303 | 1.000 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ESTUDIOS IDEFIX, S.R.L. | J002304642 | 10.248 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FALCON MORALES FRANCISCO ALEXANDER | V006932707 | 70.000 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FARINA FRIXA ANA MARIA | V004837005 | 12.138 | 10 | 0,00 | 32,10 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FEBRES CORDERO DE PEREZ BEATRIZ E. | V001758807 | 20.764 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FEBRES PEREZ JOSE ALBERTO | V005972132 | 834 | 10 | 0,00 | 32,10 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FEDOSEJEVS SCHEFLERS GEORG. | V002066636 | 90.946 | 10 | 0,00 | 32,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FERNANDEZ HERRERA JORGE FELIX | V007221204 | 12.000 | 10 | 0,00 | 32,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FIGUEIRA JORGE LUIS | V008837512 | 30.000 | 10 | 0,00 | 32,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FIGUEROA COLLAZO JOHANNA SERLYN | V013311600 | 500 | 10 | 0,00 | 32,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FINANCIERA DEL VALLE, C.A. | J302923611 | 4.000 | 10 | 0,00 | 32,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FONT CARVALLO EDUARDO JOSE V | V006560336 | 500 | 10 | 0,00 | 32,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FREDERICK HOLDING INC. | J | 3.908.142 | 10 | 0,17 | 32,28 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FRESCO DJIAN ENRIQUE. | V006197455 | 5.964 | 10 | 0,00 | 32,28 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FREYRE DE RICOL LOURDES | V005137550 | 8.610 | 10 | 0,00 | 32,28 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FUENTES GILLY MANUEL JOSE | V000000000 | 124.866 | 10 | 0,01 | 32,29 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | FUNDACION CARLOS DELFINO | J001639560 | 100.511.658 | 10 | 4,38 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GALARRAGA RODRIGUEZ MARITZA | V004852496 | 3.400 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARABAN PEREZ FREDDY | V000000000 | 5.670 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARCIA BLANCO LUISA JOSEFINA | V002998540 | 1.890 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARCIA CHACON PAULA LIZBETH | V006365400 | 42 | 10 | - | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARCIA RODRIGUEZ JOSE LUIS | V004466213 | 1.890 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARCIA RODRIGUEZ PEDRO DIONICIO | V000000000 | 4.000 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARCIA SANOJA SIXTO JOSE | V005402528 | 420 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GARCIA SILVA MARITZA JOSEFINA | V005365211 | 52.708 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GASIA GONZALEZ IGNACIO | V003840187 | 420 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GAUDIO DE CLAMENS ALBA | V002776303 | 6.300 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GAUDIO KEMPIS LIVIA | V003630803 | 6.300 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GAUDIO KEMPIS MARIO ALBERTO | V001873991 | 6.300 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GENTILE NIEVES GINELA FLORA | V009649776 | 1.890 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GERMAN GARCIA MARTIN JOSE | V009410767 | 2.400 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GIL ALVAREZ BOLIVIA GIOCONDA | V010711576 | 1.000 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GIL BRACHO ARTURO JOSUE | V009673341 | 3.024 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GIL MAYZ CARLOS RAUL JOSE | V015991481 | 10.500 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GIL MAYZ CAROLINA JULIETA | V015865722 | 10.500 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GIL VELUTINI JOSE VICENTE ALONSO | V004581529 | 21.000 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GINER ALONSO MARIANO ANGEL | V003157319 | 1.008 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOLDENSTEIN IANOVICI FRANKLIN | V003981127 | 15.200 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMES FERNANDES DANIEL ALEJANDRO | V012951494 | 3.000 | 10 | 0,00 | 36,67 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ ARRAIZ ROSA ELENA | V001890122 | 3.438.860 | 10 | 0,15 | 36,82 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ BERTOLINI MARIA LORENA | V009882547 | 102.600 | 10 | 0,00 | 36,83 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ DE CADENA JOAN MARY | V003281559 | 3.561.860 | 10 | 0,16 | 36,98 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ DE GOMEZ MONSERRATE (DIFUNTO) | V003237741 | 2.231.250 | 10 | 0,10 | 37,08 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ DE ROMERO SYLVIA HELENA | V004272934 | 88.452 | 10 | 0,00 | 37,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ FEGUNDEZ ANDRES MIGUEL | V001738523 | 10.000 | 10 | 0,00 | 37,09 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ GARCIA IRAYDA LUISA | V000026370 | 500.000 | 10 | 0,02 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ GARCIA JUAN VICENTE | V000965161 | 700 | 10 | 0,00 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ GOMEZ GONZALO | V003177588 | 45.215 | 10 | 0,00 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ GOMEZ JUAN VICENTE. | V003177587 | 4.730 | 10 | 0,00 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ MORIN JESUS EMILIO. | V007520172 | 5.798 | 10 | 0,00 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ PEREZ SIMON ALFREDO | V009878639 | 6.875 | 10 | 0,00 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ RAMOS CATARINA ISABEL | V010349767 | 1.512 | 10 | 0,00 | 37,11 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ REVENGA JOSEFINA.(DIFUNTO) | V000025229 | 1.824.606 | 10 | 0,08 | 37,19 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ RIVAS OMAR JOSE | V001389601 | 20.000 | 10 | 0,00 | 37,19 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ RUIZ ALFREDO. | V003177249 | 50.442 | 10 | 0,00 | 37,19 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ-RUIZ RODRIGUEZ GUSTAVO | V003185691 | 1.425.072 | 10 | 0,06 | 37,26 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GOMEZ-RUIZ SPAGNA ADRIANA (MENOR). | V003177249 | 10.500 | 10 | 0,00 | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ CARIAS AURA VALERIA | V003658179 | 1.890 | 10 | 0,00 | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ CLAVELLI ANDRES | V006820671 | 86 | 10 | - | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ DE GAMBOA MARIA DEL PILAR | V000000000 | 68.276 | 10 | 0,00 | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ DE TAMAYO LUZ DARY | V013285399 | 100 | 10 | - | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ DELFINO ALFREDO | V000931866 | 96.500 | 10 | 0,00 | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ DUGARTE JOSE DE JESUS | V000984356 | 3.440 | 10 | 0,00 | 37,26 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ F. MARIA FERNANDA. | V004456050 | 84.546 | 10 | 0,00 | 37,27 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ FERRI MANUEL | V005422620 | 1.594.510 | 10 | 0,07 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ PEREZ PATRICIA ALEJANDRA | V011227401 | 5.260 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ REYES JOSE ANTONIO | V007227261 | 1.890 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ RODRIGUEZ MANUEL | V013312884 | 7.500 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ RODRIGUEZ WILLIAM ANIBAL | V004566920 | 2.394 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ TEIJIDO ADOLFO | V009968472 | 1.428 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GONZALEZ VALLENILLA JORGE JOSE | V000093253 | 8.365 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GRANADILLO CAMPOS HECTOR JOSE | V005263553 | 1.890 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GRESPAN RAMIREZ MILCO ATILIO | V008004463 | 1.500 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GRILLET INSERRI SONSIRE CARLOTA | V005420938 | 40.000 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GRIMALDI DE LIMA RAUL RAINIERO | V010333377 | 20.000 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GROSPERCA, .C.A. | J002382210 | 2.184 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GUARDAZZI GOMEZ FERNANDO A. (MENOR) | V009882547 | 75.000 | 10 | 0,00 | 37,34 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GUARDAZZI GOMEZ MARIA F. (MENOR) | V009882547 | 75.000 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GUEVARA PORRAS JOSBELL | V006258940 | 900 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GUTIERREZ DE EGAÑA AMANDA | V004349522 | 4.500 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | GUZMAN OLIVO FELIPE BAUTISTA | V005015905 | 2.300 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HEREDIA JUAN BAUTISTA | V000639904 | 45.000 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HERMEN 5000 C.A. | J300789705 | 55.351 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HERNANDEZ ALVAREZ MARIA DEL CARMEN | V005523342 | 100 | 10 | - | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HERNANDEZ MARTIN FRANCISCO IGNACIO | V006322089 | 4.410 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HERNANDEZ PADRON ANGEL GONZALO | V006302275 | 10.000 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HERNANDEZ VISO RAFAEL ANDRES | V006925148 | 2.940 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HERRERA RAMIREZ JORGE ANTONIO | V006814497 | 26.250 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | HIDROCONSTRUCCIONES 37, C.A. | J003128527 | 2.184 | 10 | 0,00 | 37,35 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ICCB VALORES, C.A. | J003817296 | 76.482 | 10 | 0,00 | 37,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INDEX FINANZAS, C.A. | J303712380 | 25.000 | 10 | 0,00 | 37,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INMOBILIARIA ARA, S.A. | J001564039 | 33.600 | 10 | 0,00 | 37,36 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INMOBILIARIA LA ONSEDONIA, C.A | J302476380 | 5.726.851 | 10 | 0,25 | 37,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INMOBILIARIA ZAIT MONET, C.A. | J300217485 | 19.404 | 10 | 0,00 | 37,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INMUEBLES E INV. F.GOMEZ & HIJOS | J003501468 | 7.434 | 10 | 0,00 | 37,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 19.451, C.A. | J002583886 | 250.090 | 10 | 0,01 | 37,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 218177, C.A. | J001217479 | 3.000.000 | 10 | 0,13 | 37,75 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 3 DE OCTUBRE, C.A. | J002671262 | 815.136 | 10 | 0,04 | 37,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 301130, C.A | J301651472 | 20.456.474 | 10 | 0,89 | 38,68 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 3240, C.A. | J003666025 | 107.500 | 10 | 0,00 | 38,68 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 7426, S.A. | J300078485 | 1.394.608 | 10 | 0,06 | 38,74 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 85735, LTD | J306225129 | 101.457.822 | 10 | 4,42 | 43,17 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 935431, C.A. | J003444774 | 3.459.960 | 10 | 0,15 | 43,32 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES 9861680, C.A. | J003597163 | 2.164.400 | 10 | 0,09 | 43,41 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES ANAMIGRA, S.A. | J002864133 | 88.620 | 10 | 0,00 | 43,42 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES AVIDULES, C.A. | J002421171 | 17.000 | 10 | 0,00 | 43,42 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES BACIANI,C.A. | J003661708 | 1.302 | 10 | 0,00 | 43,42 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES COCOLI C.A. | J001240357 | 5.000 | 10 | 0,00 | 43,42 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES GLOBALCORP, C.A. | J300103988 | 48.678 | 10 | 0,00 | 43,42 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES GRUPO 21,C.A. | J003159212 | 2.612 | 10 | 0,00 | 43,42 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES HYADES, C.A. | J002061022 | 220.000 | 10 | 0,01 | 43,43 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES INVEMA 2000, C.A. | J305605831 | 323.682 | 10 | 0,01 | 43,44 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES INVERDELGO, C.A. | J302652650 | 1.133.172 | 10 | 0,05 | 43,49 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES JUVIGO C.A | J075481658 | 9 | 10 | - | 43,49 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES KAZALY, C.A. | J003587648 | 378 | 10 | 0,00 | 43,49 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES KHAFRE, C.A. | J002355476 | 1.821.456 | 10 | 0,08 | 43,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES MOLINILLO, C.A. | J001067906 | 44.856 | 10 | 0,00 | 43,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES MORAVIA, C.A. | J002393106 | 50.919.498 | 10 | 2,22 | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES OSMARASIL, C.A | J002257814 | 2.718 | 10 | 0,00 | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES PALMIRA C.A. | J004912739 | 126 | 10 | 0,00 | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES PE;ISTU, C.A. | J003690686 | 504 | 10 | 0,00 | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES PEREZ PARIS. | J000634343 | 28.980 | 10 | 0,00 | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES PITARA, S.A. | J001363386 | 8 | 10 | - | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES PPSD, C.A. | J312050616 | 17 | 10 | - | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES PRIVEGAS, S.A | J001150382 | 620 | 10 | 0,00 | 45,79 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES SF118 C.A. | J300569055 | 51.021.642 | 10 | 2,22 | 48,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES TALBOT, C.A. | J001528636 | 3.907.906 | 10 | 0,17 | 48,19 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES TAUCHO, C.A. | J001751025 | 28.014 | 10 | 0,00 | 48,19 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES TOMHAR, C.A. | J003311391 | 18.394.446 | 10 | 0,80 | 48,99 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSIONES VEIQUEVE, S.A | J002142715 | 127.600 | 10 | 0,01 | 49,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSORA 3-10-64, C.A. | J002671254 | 423.150 | 10 | 0,02 | 49,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSORA BENAZOLVE,S.A | J302092299 | 40.000 | 10 | 0,00 | 49,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSORA CONDEISA, C.A. | J003614831 | 682.080 | 10 | 0,03 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERSORA CORRALITO, S.A. | J000766223 | 9.052 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVERWORLD SOC. DE CORRETAJE, C.A. | J301938887 | 2.000 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | INVESTEMA SOCIEDAD DE CORRETAJE,C.A | J303446582 | 10.000 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | J.D. CORDERO Y ASOC.CASA DE CAMBIO | J075862002 | 5.418 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | JARAMILLO RAMIREZ LUIS FRANCISCO | V001852603 | 60.000 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | JARDIN DOS SANTOS AMERICO | V011197727 | 5.000 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | JESURUM BELISARIO JOSE LUIS | V003187695 | 100 | 10 | - | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | JIMENEZ HERRERA ELKE DE LAS MERCEDE | V006851674 | 800 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | JULIO A. VILLASMIL C. Y HNOS. C.A. | J | 17.768 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | KAUFFMANN RAMIREZ CARLOS EDUARDO | V010337600 | 36.000 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | KEHRHAHN STOLK ADOLFO HENRIQUE | V008343804 | 500 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LA PORTA RENATO | V000000000 | 5.040 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LAM KWAI CHEUNG JACK | E081969353 | 7.500 | 10 | 0,00 | 49,05 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LAMUS ROSALES SIMON CLEMENTE | V012384564 | 28.150 | 10 | 0,00 | 49,06 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LAPCO TABICMAM LEON. | V000294981 | 5.334 | 10 | 0,00 | 49,06 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LARRAZABAL GONZALEZ ENRIQUE | V007179181 | 15.700 | 10 | 0,00 | 49,06 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LAURENT BONNET JEAN MICHEL | E082104873 | 42 | 10 | - | 49,06 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LAZZARI DE VERA LEONORA | V003180798 | 1.000 | 10 | 0,00 | 49,06 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LEAL DE MICHAEL MARIA MARGARITA | V003657124 | 220.500 | 10 | 0,01 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LEAL VILLALON MARIO PATRICIO. | V012070465 | 19.404 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LEMOINE ELIA FREDDY | V003812521 | 1.890 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LEON MARTINEZ LILIAN ONEIDA | V003237154 | 1.000 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LEON RAMIREZ DANICE KATIN | V011932693 | 3.085 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LEON ROJAS ARISTARCO PISENO | V000085225 | 15.000 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LIZCANO GALVAN HENRY ALBERTO | V005266898 | 1.890 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LOAIZA OROPEZA CELIA ROSARIO | V007176455 | 1.890 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LOPEZ RODRIGUEZ LUIS | V006310155 | 2.500 | 10 | 0,00 | 49,07 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LOPEZ ROJAS CARLOS AUGUSTO. | V003225759 | 72 | 10 | - | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LOVERA SANCHEZ WILMER EDITO | V005976038 | 2.400 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LOVERA VEGAS JUAN ANTONIO | V005534882 | 5.000 | 10 | 0,00 | 49,07 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LUCCA BIANCHI ANABELLA | V015179098 | 12.384.043 | 10 | 0,54 | 49,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | LUNA HERNANDO LUIS | V007444883 | 850 | 10 | 0,00 | 49,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MACERO RODRIGUEZ BEATRIZ DEL CARMEN | V006562813 | 21.000 | 10 | 0,00 | 49,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MADINA INVESTMENT | J311927476 | 747.094 | 10 | 0,03 | 49,64 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MADINA INVESTMENTS LTD. | J000000000 | 8.569.728 | 10 | 0,37 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MAGO RODRIGUEZ LEOPOLDO JOSE | V010481621 | 8.000 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MAMAN NENDEZ GISELA | V009882304 | 5.000 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MANCERA FONT GUSTAVO JOSE | V005532735 | 1.500 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MANRIQUE HUIZI CAMILO FELIPE | V011029975 | 40.000 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MANTEIGA GARCIA JOSE | V002103522 | 58.632 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MANTEIGA PEREZ MAGALY | V008816647 | 12.600 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MAPFRE LA SEGURIDAD,C.A. DE SEGUROS | J000214107 | 9.338 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARANTE CASTILLO MARUMA VALENTINA | V003887541 | 1.260 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARCANO ADRIANZA HUMBERTO JOSE | V003671561 | 9.540 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARCIALES MARTIN | V000000000 | 17.766 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARIN DE FERNANDEZ MARIA ELIZABETH | V005093402 | 500 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARIN MORENO BEATRIZ JOSEFINA | V006060637 | 394 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARINE FERRE JOSE | V001866338 | 2.000 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ ABAL MARIA ISABEL | V008316337 | 16.000 | 10 | 0,00 | 50,02 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ DE THOMSON JUANA CRISTINA | V002249671 | 3.200.000 | 10 | 0,14 | 50,16 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ DIAZ JOSE ANGEL | V002862537 | 6.157 | 10 | 0,00 | 50,16 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ DUBRA JOSE MANUEL | E081217643 | 3.200 | 10 | 0,00 | 50,16 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ ESPINOZA HUMBERTO LUIS | V005971582 | 3.200 | 10 | 0,00 | 50,16 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ GARRIDO IGNACIO JOSE | V002767335 | 3.570 | 10 | 0,00 | 50,16 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ GOMEZ CARMEN ELENA | V002249670 | 872.472 | 10 | 0,04 | 50,20 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MARTINEZ GONZALEZ VICTOR RAMON | V000967831 | 3.200 | 10 | 0,00 | 50,20 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MATA MERINO MANUEL | V006299093 | 33.620 | 10 | 0,00 | 50,20 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MATUTE RUIZ OLGA | V000000000 | 114.030 | 10 | 0,00 | 50,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MAURY DE PAPARONI ALICIA | V000228851 | 168.750 | 10 | 0,01 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MAURY RODRIGUEZ MARIA EUGENIA | V006555660 | 4.049 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MEDRANO AGUILAR ASEL ISAAC | V009659837 | 504 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MEDRANO DE ASPRINO GLADYS | V000585582 | 1.260 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MEDRANO DE AVILA FELICIA | V000559452 | 1.260 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MEDRANO ESPINOZA JOSE FELIX | V000559830 | 1.260 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MEDRANO ESPINOZA MERCEDES | V001789381 | 1.260 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MELIAN TRUJILLO JOSE ALBERTO | V004350479 | 11.216 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ ESCALANTE MANUEL E.(DIFUNTO) | V000007544 | 14.500 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ ESTEVEZ CARMEN TERESA | V006809914 | 3.066 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ MARTINEZ CARLOS AUGUSTO | V000043487 | 41 | 10 | - | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ MENDEZ CARLOS FELIPE. | V006914120 | 1.000 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ NELLY DE JESUS | V003725794 | 2.200 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ PE#ALVER CARMEN EMPERATRIZ | V003152763 | 3.000 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDEZ RANGEL GRICEL ESTHER | V014629079 | 4.000 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MENDOZA PIRES LUIS IGNACIO | V003181392 | 126 | 10 | 0,00 | 50,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MERLO MENDOZA ENRIQUE JOSE | V001745320 | 171.738 | 10 | 0,01 | 50,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MILANASA LLC | J308476072 | 169.433.930 | 10 | 7,39 | 57,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MIRANDA DE RODRIGUEZ LUISA MARGARIT | V000212171 | 59.850 | 10 | 0,00 | 57,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MOLINA MOROS BENJAMIN | V002245426 | 2.394 | 10 | 0,00 | 57,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MONTAÑO CARRASCO CIRILO | V000032366 | 6.750 | 10 | 0,00 | 57,61 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MONTES DE OCA GUTIERREZ JOSE M | V006910667 | 6.000 | 10 | 0,00 | 57,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MONTES GOMEZ ALVARO | V009882474 | 12.600 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MONTES NARVAEZ GONZALO ARMANDO | V000769892 | 16.500 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MONTIEL DE CORRO MARLENE COROMOTO | V005275530 | 1.134 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORA CIANGHEROTTI NOEMY | V007220942 | 1.764 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORALES JOSE ANTONIO (DIFUNTO) | V006053526 | 1.890 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORENO PEREZ ANIBAL JAVIER | V010339020 | 1.700 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORENO RAFAEL RAMON | V002145478 | 3.000 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORON APONTE FEDERICO | V000238723 | 6.600 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MOROS CAVICCHIONI HORACIO ALBERTO | V010331080 | 5.250 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORRIS GUTIERREZ JOHN STANLEY | V006563138 | 5.000 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MORRISON COLIMODIO PATRICK JOSEPH | V006979770 | 1.000 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MOUCHET PERELLO VIKTOR RENE. | V006972947 | 1.764 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | MUJICA PALUMBO JOSE ALEJANDRO | V010283115 | 28.000 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NANNINI SCOVINO MAURO BRUNO | V005308444 | 14.300 | 10 | 0,00 | 57,62 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NATSCUMCO(NOMINEE FOR CITIBANK NA | J303087116 | 801.734.675 | 10 | 34,95 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NAVARRO ORTIZ ANGEL | V002060278 | 56.196 | 10 | 0,00 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NEHER BORJAS BERNARDO ENRIQUE | V001724475 | 29.904 | 10 | 0,00 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NERI LUCIANI ANTONIO JOSE | V009967584 | 42 | 10 | - | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NICOLAU DE GARCIA ROSA MARIA | V005269453 | 6.300 | 10 | 0,00 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NU¦EZ ISAVA FERNANDO | V004081010 | 500 | 10 | 0,00 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | NUNES ABILIO MANUEL | E081722678 | 25.882 | 10 | 0,00 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | OCCHINO RAGUSA FILIPPO | V006349236 | 25.000 | 10 | 0,00 | 92,57 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | OCCHINO RAGUSA GIOVANNI | V006271737 | 29.942 | 10 | 0,00 | 92,58 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | OJEDA RODRIGUEZ JOHNNY ALBERTO | V003585749 | 3.654 | 10 | 0,00 | 92,58 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | OLIVARES HERIZE ALBERTO (DIFUNTO) | V000023991 | 575.858 | 10 | 0,03 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ORAMAS PAEZ SANTIAGO JOSE | V003350244 | 6.300 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ORLANDO LOPEZ ANTONINO | V010823376 | 2.000 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | OTEYZA SCULL JAIME | V002940697 | 5.334 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PACHECO MARCIALES LUCIO | V000000000 | 5.922 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PADRON DE GRASSO MARIA SUSANA | V007682347 | 4.000 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAEZ RINCON MANUEL VICENTE | V010449196 | 1.067 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PALAZZI OCTAVIO CARLOS ALBERTO | V006979504 | 870 | 10 | 0,00 | 92,60 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI DE PAHL MARITZA DEL CARMEN | V003151816 | 155.494 | 10 | 0,01 | 92,61 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI MAURY ALICIA MARIELA | V005532404 | 6.200.000 | 10 | 0,27 | 92,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI MAURY CARLOS HENRIQUE JOSE | V006562483 | 6.200.000 | 10 | 0,27 | 93,15 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI MICALE CONO MARIO | V000270433 | 155.494 | 10 | 0,01 | 93,16 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI MICALE FERNANDO CESAR | V002113431 | 884.498 | 10 | 0,04 | 93,19 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI MICALE JOSE GAETANO | V000270434 | 305.494 | 10 | 0,01 | 93,21 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI MICALE JOSEFINA | V001887236 | 155.494 | 10 | 0,01 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI SANCHEZ GUSTAVO | V006749570 | 2.000 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAPARONI SANCHEZ SILVIA | V011739030 | 12.000 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PARDO ZABALA MARIA ELIZABETH | V007169271 | 1.000 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PARRA FLORENSA CARLOS JOSE | V006870564 | 1.134 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PARRA PARDI MARIA ELENA | V001719084 | 3.696 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PASSINI CALORE ANGELO. | V002952820 | 1.882 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PATI¦O PEREZ TRINA MARGARITA | V004516265 | 29.736 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PAUL ALFREDO LUIS. | V003177669 | 5.250 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEDRAZA DE AVILA LAURA ELCIDE | V003753051 | 1.000 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PELLICER DE VILLASMIL HILDA MARGARI | V002994724 | 15.000 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEÑALOZA CARMEN ZULAY | V009096246 | 100 | 10 | - | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PERDOMO GONZALEZ NESTOR | V000046884 | 119.238 | 10 | 0,01 | 93,22 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEREZ DE HERNANDEZ CARMEN ELENA | V002094595 | 22.428 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEREZ FREDDY ARMANDO | V005217871 | 12.600 | 10 | 0,00 | 93,22 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEREZ LOPEZ RUBEN | V005530411 | 10.000 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEREZ MADRIZ JULIET BETINA | V005523835 | 500 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PEREZ RODERO MARIA JOSE | V010517282 | 1.323 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PERISSE RODRIGUEZ LILENA MARIA | V011682940 | 5.021 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PINEDO CASTILLO MAITRELLA | V007226050 | 504 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PITA PITA CARLOS | V006563699 | 3.698 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PLANCHART MARQUEZ REINALDO JOSE | V005535369 | 4.452 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | POLANCO PADILLA JOSUE | V010515242 | 2.500 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | POLEO SCHMIDT ALBERTO IGNACIO | V009880649 | 2.800 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PONS SOLER JOSE MARIA | V001874068 | 60.300 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PRAT CARIM ARIEL | V001853648 | 604 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PRATO DE ACEDO JOSEFINA | V001645306 | 1.600 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PRIMUS MERCADO DE CAPITALES,C.A | J303486088 | 1.000 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PROGRESO MERCADO DE CAPITALES, C.A | J300099911 | 4.452 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PROMOCIONES MAROVEGAS, C.A | J001151966 | 2.000 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PROMOTORA ABSA, C.A. | J003394459 | 2.368 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | PUPPIO ZINGG VICENTE JOSE. | V009971382 | 3.570 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RAGUSA SAGLIMBENI ANTONIETA | V007446231 | 59.850 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RAMIREZ CONTRERAS RAMON ENRIQUE | V002149926 | 59.262 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RAMIREZ LUJAN JULIA ERNESTINA | V000153014 | 126 | 10 | 0,00 | 93,23 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RAMIREZ ORTIZ ANGEL JESUS | V000935431 | 12.258.588 | 10 | 0,53 | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RAMIREZ SULBARAN BRIXON MANUEL | V007815754 | 420 | 10 | 0,00 | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RANGEL FORNEZ JOSE GREGORIO | V005533846 | 88 | 10 | - | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RECARTE GAZTELUMENDI ROMAN (DIFUNTO | V002118395 | 40.362 | 10 | 0,00 | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | REQUENA ORLANDO ANTONIO | V005269025 | 1.134 | 10 | 0,00 | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | REQUENA WILLIAMS RAMON | V007209963 | 1.764 | 10 | 0,00 | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RETO VALORES CARVICHI, C.A. | J003578517 | 20.000 | 10 | 0,00 | 93,77 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | REZNICEK WEIRAUCHOVA HANY | V001710885 | 2.245.264 | 10 | 0,10 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RIBEIRO DE GOUVEIA ALDEMARO. | V005966632 | 3.696 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RICOL DE TINOCO ANA LOURDES | V006070708 | 4.452 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RIPANTI DE AMAYA MIREYA | V003971319 | 50.000 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RIVAS BERNERD | V007252841 | 1.890 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RIVERO GUERRERO SAULO ALEJO. | V005129662 | 1.764 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RIVERO LEGORBURU LUIS ALBERTO | V000071877 | 5.250 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RIZZUTI FERRARI VICENTE ANTONIO | V002561510 | 4.018 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROBLETO DE ANDRADE MARIA DE LOS A. | V003157344 | 708 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODERO GARCIA MARISOL | V001727482 | 661 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ ALIX | V000000000 | 882 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ DE CHAVEZ MAGALY ASENCION | V003720995 | 2.142 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ ERASO FERMIN ANTONIO N. | V006164870 | 3.424 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ FERREIRA JOSE LISANDRO | V011307497 | 3.600 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ HERNANDEZ EDGAR HERNAN | V002887769 | 5.964 | 10 | 0,00 | 93,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ LOPEZ MANUEL | V001450769 | 187.238 | 10 | 0,01 | 93,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ REGGETI CARLOS RAUL DEL P | V003178653 | 588 | 10 | 0,00 | 93,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RODRIGUEZ RODRIGUEZ HECTOR TIMOTEO | V004191198 | 12.600 | 10 | 0,00 | 93,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROJAS GONZALEZ YANELLI JOSEFINA | V006242169 | 1.570 | 10 | 0,00 | 93,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROMERO MARTINEZ FELIX | V000003609 | 44.856 | 10 | 0,00 | 93,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROMERO THORMAHLEN ANDRES. | V003664281 | 36.682 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROMERO VALENCIA CARLOS | V003869107 | 4.000 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RONDON MOLINA HAZAUL | V002289790 | 5.964 | 10 | 0,00 | 93,89 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES ALVAREZ SERGIO OSCAR | V005968615 | 2.460 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES DE LABRADOR SONIA | V002153578 | 210 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES DE PARRA GLORY | V003231676 | 210 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES DE PEREZ MIRNA | V003476104 | 210 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES MEDRANO CARLOS | V002155250 | 210 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES MEDRANO LUIS | V003406526 | 210 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSALES MEDRANOS PEDRO | V003144380 | 210 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSAS PAIS EDUARDO JOAQUIN | V006054449 | 18.072 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROSQUETE PORCAR DE V. NILDA ESTHER | V008578040 | 4.704 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROTH BLUMENKRANE ALAN DAVID | V005541143 | 2.646 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROTUNDO DE VIEGA ANA MARIA | V005539210 | 1.050 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ROUSSET THIERRY JEAN EDOUARD HENRI | E009571140 | 17.600 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUBIO ESPITIA JOSE GREGORIO | V000987645 | 2.000 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUEDA GUARIN BEATRIZ ERNESTINA | V006361866 | 1.134 | 10 | 0,00 | 93,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUIZ ALMANDOZ ISMAEL JOSE | V001725241 | 194.148 | 10 | 0,01 | 93,90 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUIZ DE ESCUDER ANA SOFIA. | V001894439 | 114.030 | 10 | 0,00 | 93,90 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUIZ DE PANTIN ELENA | V000000000 | 18.438 | 10 | 0,00 | 93,90 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUIZ GONZALEZ UVENCIO EDUARDO | V002991731 | 18.250 | 10 | 0,00 | 93,90 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUIZ JORGE ENRIQUE. | V005211678 | 3.570 | 10 | 0,00 | 93,90 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUIZ MORENO MARIA AURORA | V003563245 | 50.000 | 10 | 0,00 | 93,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | RUSSO LAPENTA ACHILE | V006157440 | 450 | 10 | 0,00 | 93,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | S.A. DE EDUC. Y CULTURA RELIGIOSA | J000122555 | 78.750 | 10 | 0,00 | 93,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SAHMKOW RANGEL RAMON EDUARDO | V003124028 | 23.500 | 10 | 0,00 | 93,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SALAS DELFINO GUILLERMO ALEJAND | V005314494 | 8.400 | 10 | 0,00 | 93,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SALAS PARRA TITO | V000028087 | 188.160 | 10 | 0,01 | 93,92 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SALVATIERRA RAMOS ROBERTO IGNACIO | V004768561 | 250.000 | 10 | 0,01 | 93,93 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANABRIA GARCIA ENRIQUE | V003658351 | 115.164 | 10 | 0,01 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANCHEZ DE PAPARONI MARIA CRISTINA | V003401999 | 112.000 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANCHEZ DE PERERA SYLVIA MARGARITA | V005299118 | 15.500 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANCHEZ GARCIA VIANNEY AGUSTIN | V009417681 | 6.097 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANDOVAL SUAREZ JOSE ALI | V003729248 | 50.000 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANTANA NARVAEZ JOSE DE JESUS. | V006870154 | 882 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SANTOS MENDEZ ANTONIO JUAN | V006087124 | 20 | 10 | - | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SAVINO PALACIOS RAUL | V004354308 | 4.000 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SCULL MEDEROS EDUARDO RENE | V004084233 | 12.222 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SCHAUBLE DE GISLER ELISABETH | V011345268 | 1.000 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SCHMID WERNER | V015182060 | 1.176 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SEQUEIRA SANTAELLA JOSE MANUEL. | V006809631 | 3.570 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SEQUERA INAGAS LUIS JAVIER | V010348617 | 294 | 10 | 0,00 | 93,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SERV.INMOBILIARIOS 13 DE NOVIEMBRE | J301020871 | 44.096.976 | 10 | 1,92 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SIEDER DE NARVAEZ SUSANA MARIA | V007239408 | 1.800 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SILVA GRANADOS VICTOR JOSE | V003414719 | 128 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SIMON KOSKAS ARMAND SALOMON | E082056871 | 294 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SINRAM GRINVALDS ARNO CARLOS A. | V004172202 | 868 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SIRACUSA LILIANA | V000000000 | 630 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SISO SOSA ARTURO IGNACIO | V012625895 | 2.300 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SOLANILLA KOCH ELIZABETH ALICIA | V005425713 | 75.000 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SOLORZANO NICOLAS | V004312228 | 40 | 10 | - | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SOLLECITO ERRICO DOMENICO GIUSEPPE | V010474893 | 2.400 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SOSA FREITES JORGE LUIS | V005524353 | 672 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SOTILLO PEREZ LUIS ANDRES | V006434271 | 6.300 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SOTO APONTE PEDRO JOSE | V001713422 | 48.800 | 10 | 0,00 | 95,87 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | STARKE AROCHA SIMON AUGUSTO. | V007026053 | 882 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SUAREZ MUJICA RAFAEL FRANCISCO | V003178499 | 26.000 | 10 | 0,00 | 95,87 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SUAREZ OTERO MANUEL JOSE | V011227150 | 140.000 | 10 | 0,01 | 95,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SUAREZ RAFAEL EDMUNDO | V002765015 | 80 | 10 | - | 95,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SUAREZ RIVERO JEABELL YVAC | V004367050 | 1.890 | 10 | 0,00 | 95,88 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SUC DELFINO ARRIENS GUSTAVO S. | V000217205 | 231.840 | 10 | 0,01 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SULTAN BENDAYAN ISAAC ENRIQUE | V005537521 | 6.500 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | SULVARAN DE SARDI NANCY MARGARITA | V000646486 | 4.000 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TAMAYO LAVIE FERNANDO ENRIQUE | V004087380 | 17.934 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TEXIER TORRES EDUARDO | V002685298 | 24 | 10 | - | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | THREE D INTERNATIONAL MARKETING,INC | J305524220 | 23 | 10 | - | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TINOCO RICHTER CESAR | V000005680 | 8.000 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TIRADO ANTONIO | V000000000 | 20.916 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TOLEDANO A. DINA MARGARITA. | V005664714 | 1.386 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TOLEDANO MAMAN AARON | V001521675 | 504 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TOLEDO GUERRERO ENRIQUE | V000053213 | 6.500 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TOP SYSTEM INTERNATIONAL, C.A. | J303695779 | 3.000 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TORREALBA MARIA CANDELARIA | V005612756 | 1.134 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TORREALBA VILLALBA HILDA MARGARITA | V005373787 | 2.394 | 10 | 0,00 | 95,89 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TRAVIESO PASSIOS ALFREDO EDUARDO | V001733805 | 280.000 | 10 | 0,01 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TRUJILLO MARTINEZ OSCAR ANTONIO | V009417103 | 1.184 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TRUJILLO TRUJILLO HECTOR JULIO | V003399120 | 2.898 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TRUJILLO TRUJILLO JULIO | V000903963 | 2.898 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | TRUM MORONEY JOHN MORONEY | E000921871 | 25.000 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | URAN CARDONA MARIO | V006276556 | 4.500 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | URBANO BERRIZBEITIA JOAQUIN ANDRES | V006302360 | 3.696 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VALDERRAMA TOMAS | V000049576 | 5.000 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VALERO DE ZAMBRANO MARIA FLORA | V006561456 | 1.428 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VALORES PISA, C.A. | J003324612 | 5.964 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VALORES VALFESA CASA DE BOLSA, S.A. | J003833771 | 8.680 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VALLES MARCANO ALFREDO. | V003857158 | 320 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VARELA JAIMES EDUARDO ANTONIO | V003322813 | 30.000 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VASQUEZ BRICE¦O JOSE OMAR | V005759116 | 1.764 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VEIGA FANDI¦O CARLOS | V005074137 | 672 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VELASCO Z. RAFAEL MARIA | V003187699 | 5.964 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VELASQUEZ BETANCOURT GUSTAVO LUIS | V005305339 | 2.646 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VELUTINI RUIZ ANDRES. | V000005198 | 114.030 | 10 | 0,00 | 95,91 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VELUTINI RUIZ JOSE ANTONIO | V000019865 | 70.812 | 10 | 0,00 | 95,92 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VENEZOLANO DE CREDITO,S.A. BCO.UNIV | J000029709 | 466.976 | 10 | 0,02 | 95,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VERENZUELA DAZA HARVIS ADRIAN | V007251017 | 1.134 | 10 | 0,00 | 95,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VERGARA SUBERO DAVID RICARDO | V006000031 | 18.000 | 10 | 0,00 | 95,94 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VETA HOLDINGS A V V | J305532834 | 65.175.046 | 10 | 2,84 | 98,78 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VIEZ CLESENCIO ANTONIO | V001869982 | 2.000 | 10 | 0,00 | 98,78 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VILLA ROSA HOLDINGS A.V.V. | J305532842 | 22.269.496 | 10 | 0,97 | 99,75 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VILLARREAL DURAN MARIA LUISA AURORA | V000345693 | 10.000 | 10 | 0,00 | 99,75 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VILLAVICENCIO TORRES LINO ENRIQUE | V003841940 | 1.890 | 10 | 0,00 | 99,75 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VIRTUOSO HOLDINGS A.V.V. | J305533016 | 5.617.374 | 10 | 0,24 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VISCAYA ELBA JOSEFINA | V007233634 | 2.000 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VIVAS DE DURAN LAURA CECILIA | V004431276 | 1.764 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | VIVAS DE TARRE IRIS TERESA | V002985924 | 37 | 10 | - | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | WALLIS ALBERTO | V010331334 | 78 | 10 | - | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | WHITE SOUL CORP. | J304049854 | 17 | 10 | - | 100,00 | 30/06/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ZAFRA VELANDIA JOSE MARTIN | V007246036 | 1.570 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ZAMORA DE OJEDA AILEEN LILIANA | V007242218 | 3.024 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ZAPPI UYA CLARA DEL CARMEN | V006929097 | 10.000 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ZARATE MARTINEZ MARIA ELENA | V008226693 | 2.394 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ZUCCHI BUTTAGLIERI JUAN LUCAS | V006821992 | 59.262 | 10 | 0,00 | 100,00 | 30/06/2006 |
| MANUFACTURAS DE PAPEL C.A. S.A.C.A. | MPA | ZULOAGA POCATERRA PEDRO | V004765495 | 2.238 | 10 | 0,00 | 100,00 | 30/06/2006 |
| | | | | 2.294.009.424 | | 100,00 | | |

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, July 7, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Enclose please find review of risk classification of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. corresponding to Issuance 2005-I by companies:

- Clave Sociedad Calificadora de Riesgo, C.A.
- S&S Clasificadores Asociados, C.A.

Having no further matter to discuss.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212-9012245 Fax 0212.9012317 --------------------------------------------------

[Letterhead of Clasificadores Asociados S&S, C.A.]

REVIEW OF RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.





SECURITIES PC2005 PROGRAM

DESCRIPTION: Commercial papers up to the amount of TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000), approved by General Shareholders´ Meeting on 3/17/2005

CLASSIFICATION IN EFFECT: A2

PUBLIC OFFER AUTHORIZATION: Resolution No.146-2005 CNV of 9/30/2005

(FIGURES STATED IN CONSTANT CURRENCY AT MARCH 2006)

| FINANCIAL INDICATORS | Dec 04 | Dec-05 | March 06 |
|---|---|---|---|
| Solvency | | | |
| Acid test ratio | | | |
| Cash (million Bs.) | | | |
| Total liabilities/ Shareholders´ equity | | | |
| Net sales (millions bolivars) (1) | | | |
| Total financial debt (million bolivars) | | | |
| Financial expenses (millions bolivars) | | | |
| EBITDA (millions bolivars) (2) | | | |
| EBITDA/ FINANCIAL EXPENSES | | | |
| EBITDA/ DEBT SERVICE (1) (2) | | | |

(1) Sales at March 06 correspond to 3 months, when on a yearly basis they reach Bs.388 billion

(2) EBITDA at March 06 is updated

Manufacturas de Papel, C.A. (MANPA) is the biggest manufacturing and processing company of paper for industrial, domestic, commercial and school use in the country. The series analyzed shows a slight reduction in sales volume at closure of December 05 at Bs.380 billion (Bs.388 billion at December 04) to then go back to its former levels reached at cut-off of March 06, Bs.388 billion (on a year basis). It is important to point out that cost levels have been increased more than proportionally to sales since the company has been subject to price control of hygienic paper and to an increase of white



paper that has internally impacted prices. At closure of December 05, the company generated an EBITDA of Bs.63 billion (Bs.95 billion at December 04) that, though inferior to that of previous year, allowed covering debt service 1.15x. On the other side, cover of interests was13.50x at December 05 (31.3x at December 04) that even though it deteriorated for March 06, is placed at proper levels of 7.23x. At that date a reduction of 21% in the financial debt is registered when compared to closure at December 05, but an increase of 206% when compared against the same period of fiscal year 2004. At December 05, 70% of its obligations have short-term maturity. However, liquidity indicators are not affected by the increase of effects and accounts receivable, achieving a solvency of 1.3x at closure of this period, and of (illegible) at closure of March 06. MANPA controls the market at the beginning of 2006, registering a 38% participation in the item Hygienic Paper, 54% for the segment Writing and Printing, and 11% for Packaging and Wrapping Paper.

The Classifying Board of S&S based on the proper coverage level kept by the company as well as on its continuity as a leader in the market where the main threat (imports) has been reduced during the last term assessed, agreed ratifying classification A2 granted by the program of Commercial Papers PC2005 of MANPA up to Bs.10,000 million, authorized by the National Securities and Exchange Commission by its resolution No.146-2005 as of September 30, 2005.

Eduardo Grasso V. (signed) Illegible.

Juan A. Rodríguez B. (signed) Illegible.

Beatriz Fernández (signed) Illegible.

This classification neither involves a recommendation to purchase, sale or keep securities nor a payment guarantee for the security, but a valuation of the probability that capital and its yielding will be timely paid.

Risk Classification Report.

Caracas, June 2006.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contact person: Otto Rivero (212)9056383





Issuer: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

| Title Type | Issuance NZ | Amount | Terms | Issuance 1st series | Classification |
|---|---|---|---|---|---|
| Commercial Papers | 2005-I | Bs.10 billion | From 15 to 360 days | October 2005 | A2 |
| Description of Sub-category A2: "It refers to instruments with a minimum investment risk. Their payment capacity, both of capital and interests, is very good. According to the option by Qualifier, if foreseen changes occurred in the issuing entity, in the financial sector this latter belongs to or in the course of the economy in general, it risk would not increase significantly." | | | | | |

The Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A. in its session held on June 28, 2006 having reviewed the environment and the financial statements of Issuer, prepared by the International Financial Reporting Standards at closure of the fiscal year 2005 and of the first quarter of 2006 and taking into account that:

- In 2005, the increase of white paper imports and the new local competitor (Invepal) influenced the reduction of sales in the national market (-7.8% versus 2004). The most affected items were those of higher profitability were: Printing and writing coils; reams, four quires of letter paper and continuous forms; school products. Therefore, the operating margin of company was reduced showing a solid 10.8%. During the first quarter of 2006, national market sales have recovered 8.4% in regard to same previous school term. The operating margin is kept at 9.4%.
- The net financial debt of Issuer changed from being negative at closure 2004 to a balance of Bs.33.854 million at closure of 2005. Balance was reduced to Bs.13, 708 million at closure of the first quarter of 2006. This last balance is low when compared to the company activity level, representing 3.5% of the year sales for the period. Coverage of net interests (EBITDA/Net interests) is comfortable (7.7 times during the first quarter of 2006), and it is favored by low local interest rates.



- Manpa keeps a high proportion of the Current assets in cash and equivalent in order to face the unfavorable cycles of the industry. At 3/31/05 Cash and cash equivalent exceeds the amount of the Commercial paper program and covers two thirds of the financial debt. Liquidity was slightly increased when exceeding 1.4 times closure of the first quarter of 2005 to 1.53 times at closure of the first quarter of 2006.

The Board agreed KEEPING "A2" classification for issuance NZ2005-I of MANPA Commercial papers.

For the Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A.

Otto Rivero (signed) Illegible.

Daniel Abreu (signed) Illegible.

Sarino Russo (signed) Illegible.

Warning: This report neither involves a recommendation to purchase, sell or keep rated securities nor a payment guarantee for the security, but a valuation of the probability that capital and its yielding will be timely paid.

Translator's Note:

At the upper right margin of each of the three pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 July 7 PM 1:59 FILE RECEIVED." ------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 31st, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A.
Teléfonos (0243) 2474910 - 2401380

MANPA

**Dirección Fiscal:**
Av. Francisco de Miranda con Av El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos (0212) 9012311
www.manpa.com.ve


COMISION NACIONAL
DE VALORES
2005 JUL -7 PM 1:59
ARCHIVO
RECIBIDO

Caracas 07 de julio de 2006.

Señores
**COMISION NACIONAL DE VALORES**
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Anexo encontrarán la revisión de la calificación de riesgo de Manufacturas de Papel, C.A.(MANPA) SACA correspondiente a la Emisión 2005-I por las empresas:

- Clave Sociedad Calificadora de Riesgo, C.A.
- S&S Clasificadores Asociados, C.A.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212.901.22.45 Fax:0212.901.23.17

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF: (58)(212) 266-69-63 / 266-82-50
RIF J-30166873-1



# REVISION DICTAMEN DE CALIFICACION DE RIESGO

| | |
|---|---|
| EMISOR: | MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A. |
| DESCRIPCION DE LOS TITULOS: | PROGRAMA PC2005 Papeles Comerciales hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000), aprobada en Asamblea Ordinaria de Accionistas el 17/03/2005 |
| CALIFICACION VIGENTE: | A2 |
| AUTORIZACION OFERTA PUBLICA: | Resolución N° 146-2005 CNV del 30/09/2005 |

(CIFRAS EXPRESADAS EN MONEDA CONSTANTE A MARZO DE 2006)

| *INDICADORES FINANCIEROS* | Dic-04 | Dic-05 | Mar-06 |
|---|---|---|---|
| Solvencia | 1,7 | 1,3 | 1,5 |
| Liquidez ácida | 1,3 | 0,9 | 1,2 |
| Efectivo (MMBs) | 22.799 | 16.326 | 26.510 |
| Pasivo Total / Patrimonio | 35% | 46% | 40% |
| Ventas netas (MMBs.) (1) | 388.249 | 380.049 | 97.036 |
| Deuda Financiera Total (MMBs) | 16.567 | 50.631 | 40.219 |
| Gastos Financieros (MMBs) | 3.053 | 4.727 | 2.047 |
| EBITDA (MMBs) (2) | 95.588 | 63.828 | 59.184 |
| EBITDA/GASTOS FINANCIEROS | 31,31 | 13,50 | 7,23 |
| EBITDA/SERVICIO DE LA DEUDA(1)(2) | 4,87 | 1,15 | 1,22 |

(1) Las ventas a Mar-06 corresponden a 3 meses, al anualizarlas alcanzan Bs. 388 millardos

(2) La EBITDA para Mar-06 está anualizada

Manufacturas de Papel, C.A. (MANPA) es la mayor empresa productora y procesadora de papel para uso industrial, doméstico, comercial y escolar del país. La serie analizada muestra una ligera disminución en los volúmenes de ventas para el cierre fiscal de Dic-05, ubicándose en Bs. 380 millardos (Bs. 388 millardos a Dic-04), para luego volver a sus niveles anteriores alcanzando para el corte Mar-06, Bs. 388 millardos (anualizado). Cabe señalar que los niveles de costo han ido aumentando más que proporcionalmente con respecto a las ventas; debido a que la empresa se ha visto sometida a un control de precio del papel higiénico y a un aumento de las importaciones de papel blanco que ha afectado los precios internamente. Para el cierre de Dic-05 la empresa generó un EBITDA de Bs. 63 millardos (Bs. 95 millardos a Dic-04), que a pesar de ser inferior con respecto al año anterior, le permitió cubrir el servicio de la deuda 1,15x. Por otro lado, la cobertura de los intereses fue de 13.50x para Dic-05 (31.31x a Dic 04), que aún cuando se deterioró para Mar-06, se ubica en niveles adecuados de 7.23x. A este fecha se registra una disminución de la deuda financiera de 21% al compararlo con el cierre Dic-05, pero un aumento de 206% al contrastarlo con el mismo período de AF2004. A Dic-05, el 70% de sus obligaciones tienen vencimiento en el corto plazo, sin embargo, los indicadores de liquidez no se han visto afectados por el aumento de los efectos y cuentas por cobrar, logrando una solvencia de 1,3x al cierre de este período, y de 1,5x para el corte de Mar-06. MANPA mantiene su dominio en el mercado, para inicios del año 2006, registrando un 38% de participación en el rubro de Papel Higiénico, un 54% en el segmento de Escribir e Imprimir, y un 11% en Envases y Envoltorios.

La Junta Calificadora de S&S basándose en el adecuado nivel de cobertura que mantiene la empresa, así como a su continuidad como líder en un mercado donde la principal amenaza (las importaciones) se ha venido reduciendo en el último período evaluado, acordó ratificar la calificación A2 otorgada para el programa de Papeles Comerciales PC2005 de MANPA hasta por la cantidad de Bs. 10.000 millones, autorizado por la Comisión Nacional de Valores en su resolución N° 146-2005 del 30 de Septiembre de 2005.

EDUARDO GRASSO V. | JUAN A. RODRIGUEZ B. | BEATRIZ FERNANDEZ R.

Caracas, 12 de Junio de 2006

Esta calificación no implica recomendación para comprar, vender o mantener un título valor, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

**CLAVE, Sociedad Calificadora de Riesgo, C.A.**
Contacto: Otto Rivero (212) 905.6383

**Revisión de Calificación de Riesgo.**
Caracas, junio de 2006.



# MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

| Tipo de título | Emisión N° | Monto | Plazos | Emisión 1era serie | Calificación |
|---|---|---|---|---|---|
| Papeles Comerciales | 2005-I | Bs. 10 millardos | Entre 15 y 360 días | Octubre 2005 | **A2** |

Descripción de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".

La Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A. en su sesión de fecha 26 de junio de 2006, habiendo revisado el entorno y los estados financieros del Emisor, elaborados según Normas Internacionales de Información Financiera, al cierre del AF2005 y del primer trimestre de 2006, y tomando en consideración que:

- ✓ En 2005, el incremento de las importaciones de papeles blancos y la aparición de un nuevo competidor local (Invepal), contribuyeron a la reducción de las ventas en el mercado nacional (-7,8% versus 2004). Los rubros más afectados fueron los de mayor rentabilidad: Bobinas de Impresión y Escritura; Resmas, Resmillas y Formas continuas; Productos escolares. Consecuentemente, el margen operativo de la compañía se redujo mostrando aún un sólido 10,8%. En el primer trimestre de 2006, las ventas del mercado nacional se han recuperado en 8,4% respecto a igual período del año anterior. El margen operativo se mantiene en 9,4%.
- ✓ La Deuda financiera neta del Emisor pasó de ser negativa al cierre del 2004, a mostrar un saldo de Bs. 33.854 millones al cierre de 2005. El saldo se redujo a Bs. 13.708 millones al cierre del primer trimestre de 2006. Este último saldo es bajo en comparación al nivel de actividad de la compañía, representando 3,5% de las ventas anualizadas del período. Los Cobertura de intereses netos (EBITDA/Intereses netos) es holgada (7,7 veces en el primer trimestre de 2006), viéndose favorecida por las bajas tasas de interés locales.
- ✓ Manpa mantiene una alta proporción del Activo corriente en Efectivo y equivalentes, a fin de enfrentar los ciclos adversos de la industria. Al 31/03/05 el Efectivo y equivalentes supera el monto del Programa de papeles comerciales y cubre dos tercios de la deuda financiera. La Liquidez se incrementó ligeramente al pasar de 1,40 veces al cierre del primer trimestre de 2005, a 1,53 veces al cierre del primer trimestre de 2006.

Acordó **MANTENER** la Calificación "A2" para la emisión N° 2005-I de Papeles Comerciales de MANPA.

Por la Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A.:

Otto Rivero. Daniel Abreu. Sarino Russo.

**Advertencia:**
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, July 7, 2006.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: NATIONAL SECURITIES REGISTRY

Enclose please find review of risk classification of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. corresponding to Issuance 2005-I by companies:

- Clave Sociedad Calificadora de Riesgo, C.A.
- S&S Clasificadores Asociados, C.A.

Having no further matter to discuss.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212-9012245 Fax 0212.9012317 ----------------------------------------------

[Letterhead of Clasificadores Asociados S&S, C.A.]

REVIEW OF RISK CLASSIFICATION REPORT

ISSUER: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.





| SECURITIES | PC2005 PROGRAM |
|---|---|
| DESCRIPTION: | Commercial papers up to the amount of TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000), approved by General Shareholders´ Meeting on 3/17/2005 |
| CLASSIFICATION IN EFFECT: | A2 |
| PUBLIC OFFER AUTHORIZATION: | Resolution No.146-2005 CNV of 9/30/2005 |

(FIGURES STATED IN CONSTANT CURRENCY AT MARCH 2006)

| FINANCIAL INDICATORS | Dec 04 | Dec-05 | March 06 |
|---|---|---|---|
| Solvency | | | |
| Acid test ratio | | | |
| Cash (million Bs.) | | | |
| Total liabilities/ Shareholders´ equity | | | |
| Net sales (millions bolivars) (1) | | | |
| Total financial debt (million bolivars) | | | |
| Financial expenses (millions bolivars) | | | |
| EBITDA (millions bolivars) (2) | | | |
| EBITDA/ FINANCIAL EXPENSES | | | |
| EBITDA/ DEBT SERVICE (1) (2) | | | |

(1) Sales at March 06 correspond to 3 months, when on a yearly basis they reach Bs.388 billion

(2) EBITDA at March 06 is updated

Manufacturas de Papel, C.A. (MANPA) is the biggest manufacturing and processing company of paper for industrial, domestic, commercial and school use in the country. The series analyzed shows a slight reduction in sales volume at closure of December 05 at Bs.380 billion (Bs.388 billion at December 04) to then go back to its former levels reached at cut-off of March 06, Bs.388 billion (on a year basis). It is important to point out that cost levels have been increased more than proportionally to sales since the company has been subject to price control of hygienic paper and to an increase of white



paper that has internally impacted prices. At closure of December 05, the company generated an EBITDA of Bs.63 billion (Bs.95 billion at December 04) that, though inferior to that of previous year, allowed covering debt service 1.15x. On the other side, cover of interests was13.50x at December 05 (31.3x at December 04) that even though it deteriorated for March 06, is placed at proper levels of 7.23x. At that date a reduction of 21% in the financial debt is registered when compared to closure at December 05, but an increase of 206% when compared against the same period of fiscal year 2004. At December 05, 70% of its obligations have short-term maturity. However, liquidity indicators are not affected by the increase of effects and accounts receivable, achieving a solvency of 1.3x at closure of this period, and of (illegible) at closure of March 06. MANPA controls the market at the beginning of 2006, registering a 38% participation in the item Hygienic Paper, 54% for the segment Writing and Printing, and 11% for Packaging and Wrapping Paper.

The Classifying Board of S&S based on the proper coverage level kept by the company as well as on its continuity as a leader in the market where the main threat (imports) has been reduced during the last term assessed, agreed ratifying classification A2 granted by the program of Commercial Papers PC2005 of MANPA up to Bs.10,000 million, authorized by the National Securities and Exchange Commission by its resolution No.146-2005 as of September 30, 2005.

Eduardo Grasso V. (signed) Illegible.

Juan A. Rodríguez B. (signed) Illegible.

Beatriz Fernández (signed) Illegible.

| This classification neither involves a recommendation to purchase, sale or keep securities nor a payment guarantee for the security, but a valuation of the probability that capital and its yielding will be timely paid. |
|---|

Risk Classification Report.

Caracas, June 2006.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contact person: Otto Rivero (212)9056383





Issuer: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

| Title Type | Issuance NZ | Amount | Terms | Issuance 1st series | Classification |
|---|---|---|---|---|---|
| Commercial Papers | 2005-I | Bs.10 billion | From 15 to 360 days | October 2005 | A2 |
| Description of Sub-category A2: "It refers to instruments with a minimum investment risk. Their payment capacity, both of capital and interests, is very good. According to the option by Qualifier, if foreseen changes occurred in the issuing entity, in the financial sector this latter belongs to or in the course of the economy in general, it risk would not increase significantly." | | | | | |

The Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A. in its session held on June 28, 2006 having reviewed the environment and the financial statements of Issuer, prepared by the International Financial Reporting Standards at closure of the fiscal year 2005 and of the first quarter of 2006 and taking into account that:

- In 2005, the increase of white paper imports and the new local competitor (Invepal) influenced the reduction of sales in the national market (-7.8% versus 2004). The most affected items were those of higher profitability were: Printing and writing coils; reams, four quires of letter paper and continuous forms; school products. Therefore, the operating margin of company was reduced showing a solid 10.8%. During the first quarter of 2006, national market sales have recovered 8.4% in regard to same previous school term. The operating margin is kept at 9.4%.
- The net financial debt of Issuer changed from being negative at closure 2004 to a balance of Bs.33.854 million at closure of 2005. Balance was reduced to Bs.13, 708 million at closure of the first quarter of 2006. This last balance is low when compared to the company activity level, representing 3.5% of the year sales for the period. Coverage of net interests (EBITDA/Net interests) is comfortable (7.7 times during the first quarter of 2006), and it is favored by low local interest rates.



- Manpa keeps a high proportion of the Current assets in cash and equivalent in order to face the unfavorable cycles of the industry. At 3/31/05 Cash and cash equivalent exceeds the amount of the Commercial paper program and covers two thirds of the financial debt. Liquidity was slightly increased when exceeding 1.4 times closure of the first quarter of 2005 to 1.53 times at closure of the first quarter of 2006.

The Board agreed KEEPING "A2" classification for issuance NZ2005-I of MANPA Commercial papers.

For the Qualifying Board of CLAVE, Sociedad Calificadora de Riesgo, C.A.

Otto Rivero (signed) Illegible.

Daniel Abreu (signed) Illegible.

Sarino Russo (signed) Illegible.

Warning: This report neither involves a recommendation to purchase, sell or keep rated securities nor a payment guarantee for the security, but a valuation of the probability that capital and its yielding will be timely paid.

Translator's Note:

At the upper right margin of each of the three pages originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2006 July 7 PM 1:59 FILE RECEIVED." ---------------------------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August 31st, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

**División Papel, Imprimir, Escribir, Embalar:**
Teléfonos (0243) 2401124 - 2401121
**División Higiénicos:**
Teléfonos (0243) 2407511 - 2407534
**División Conversión**
**Sacos:**
Teléfonos (0243) 2401235 - 2401236
**Bolsas:**
Teléfonos (0243) 2401100 - 2401072

**Resmas, Resmillas, Formas Continuas:**
Teléfonos (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
**Productos Escolares y de Oficina**
(ALPES)
Teléfonos (0243) 2401255 - 2401376 - 2401309
**Transporte** ALPES C.A
Teléfonos (0243) 2474910 - 2401380

**MANPA**

**Dirección Fiscal:**
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007484878

Teléfonos: (0212) 9012311
www.manpa.com.ve


ARCHIVO
RECIBIDO
2006 JUL -7 PM 1:59
COMISION NACIONAL DE VALORES

Caracas 07 de julio de 2006.

Señores
**COMISION NACIONAL DE VALORES**
Ciudad.-

Atención: **REGISTRO NACIONAL DE VALORES**

Anexo encontrarán la revisión de la calificación de riesgo de Manufacturas de Papel, C.A.(MANPA) SACA correspondiente a la Emisión 2005-I por las empresas:

- Clave Sociedad Calificadora de Riesgo, C.A.
- S&S Clasificadores Asociados, C.A.

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
Teléfono: 0212.901.22.45 Fax:0212.901.23.17

CLASIFICADORES ASOCIADOS S&S, C.A.
SOCIEDAD CALIFICADORA DE RIESGO
TLF: (58)(212) 266-69-63 / 266-83-50
RIF J-30166873-1



# REVISION DICTAMEN DE CALIFICACION DE RIESGO

| | |
|---|---|
| EMISOR: | MANUFACTURAS DE PAPEL, C.A. MANPA, S.A.C.A. |
| DESCRIPCION DE LOS TITULOS: | **PROGRAMA PC2005** Papeles Comerciales hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000), aprobada en Asamblea Ordinaria de Accionistas el 17/03/2005 |
| CALIFICACION VIGENTE: | A2 |
| AUTORIZACION OFERTA PUBLICA: | Resolución N° 146-2005 CNV del 30/09/2005 |

(CIFRAS EXPRESADAS EN MONEDA CONSTANTE A MARZO DE 2006)

| *INDICADORES FINANCIEROS* | Dic-04 | Dic-05 | Mar-06 |
|---|---|---|---|
| Solvencia | 1,7 | 1,3 | 1,5 |
| Liquidez ácida | 1,3 | 0,9 | 1,2 |
| Efectivo (MMBs) | 22.799 | 16.326 | 26.510 |
| Pasivo Total / Patrimonio | 35% | 46% | 40% |
| Ventas netas (MMBs.) (1) | 388.249 | 380.049 | 97.036 |
| Deuda Financiera Total (MMBs) | 16.567 | 50.631 | 40.219 |
| Gastos Financieros (MMBs) | 3.053 | 4.727 | 2.047 |
| EBITDA (MMBs) (2) | 95.588 | 63.828 | 59.184 |
| EBITDA/GASTOS FINANCIEROS | 31,31 | 13,50 | 7,23 |
| EBITDA/SERVICIO DE LA DEUDA(1)(2) | 4,87 | 1,15 | 1,22 |

(1) Las ventas a Mar-06 corresponden a 3 meses, al anualizarlas alcanzan Bs. 388 millardos

(2) La EBITDA para Mar-06 está anualizada

Manufacturas de Papel, C.A. (MANPA) es la mayor empresa productora y procesadora de papel para uso industrial, doméstico, comercial y escolar del país. La serie analizada muestra una ligera disminución en los volúmenes de ventas para el cierre fiscal de Dic-05, ubicándose en Bs. 380 millardos (Bs. 388 millardos a Dic-04), para luego volver a sus niveles anteriores alcanzando para el corte Mar-06, Bs. 388 millardos (anualizado). Cabe señalar que los niveles de costo han ido aumentando más que proporcionalmente con respecto a las ventas; debido a que la empresa se ha visto sometida a un control de precio del papel higiénico y a un aumento de las importaciones de papel blanco que ha afectado los precios internamente. Para el cierre de Dic-05 la empresa generó un EBITDA de Bs. 63 millardos (Bs. 95 millardos a Dic-04), que a pesar de ser inferior con respecto al año anterior, le permitió cubrir el servicio de la deuda 1,15x. Por otro lado, la cobertura de los intereses fue de 13.50x para Dic-05 (31.31x a Dic 04), que aún cuando se deterioró para Mar-06, se ubica en niveles adecuados de 7.23x. A este fecha se registra una disminución de la deuda financiera de 21% al compararlo con el cierre Dic-05, pero un aumento de 206% al contrastarlo con el mismo período de AF2004. A Dic-05, el 70% de sus obligaciones tienen vencimiento en el corto plazo, sin embargo, los indicadores de liquidez no se han visto afectados por el aumento de los efectos y cuentas por cobrar, logrando una solvencia de 1,3x al cierre de este período, y de 1,5x para el corte de Mar-06. MANPA mantiene su dominio en el mercado, para inicios del año 2006, registrando un 38% de participación en el rubro de Papel Higiénico, un 54% en el segmento de Escribir e Imprimir, y un 11% en Envases y Envoltorios.

La Junta Calificadora de S&S basándose en el adecuado nivel de cobertura que mantiene la empresa, así como a su continuidad como líder en un mercado donde la principal amenaza (las importaciones) se ha venido reduciendo en el último período evaluado, acordó ratificar la calificación A2 otorgada para el programa de Papeles Comerciales PC2005 de MANPA hasta por la cantidad de Bs. 10.000 millones, autorizado por la Comisión Nacional de Valores en su resolución N° 146-2005 del 30 de Septiembre de 2005.

EDUARDO GRASSO V. JUAN A. RODRIGUEZ B. BEATRIZ FERNANDEZ R.

Caracas, 12 de Junio de 2006

**CLAVE, Sociedad Calificadora de Riesgo, C.A.**
Contacto: Otto Rivero (212) 905.6383

**Revisión de Calificación de Riesgo.**
Caracas, junio de 2006.



# MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

| Tipo de título | Emisión N° | Monto | Plazos | Emisión 1era serie | Calificación |
|---|---|---|---|---|---|
| Papeles Comerciales | 2005-I | Bs. 10 millardos | Entre 15 y 360 días | Octubre 2005 | **A2** |
| Descripción de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo". | | | | | |

La Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A. en su sesión de fecha 26 de junio de 2006, habiendo revisado el entorno y los estados financieros del Emisor, elaborados según Normas Internacionales de Información Financiera, al cierre del AF2005 y del primer trimestre de 2006, y tomando en consideración que:

- ✓ En 2005, el incremento de las importaciones de papeles blancos y la aparición de un nuevo competidor local (Invepal), contribuyeron a la reducción de las ventas en el mercado nacional (-7,8% versus 2004). Los rubros más afectados fueron los de mayor rentabilidad: Bobinas de Impresión y Escritura; Resmas, Resmillas y Formas continuas; Productos escolares. Consecuentemente, el margen operativo de la compañía se redujo mostrando aún un sólido 10,8%. En el primer trimestre de 2006, las ventas del mercado nacional se han recuperado en 8,4% respecto a igual período del año anterior. El margen operativo se mantiene en 9,4%.

- ✓ La Deuda financiera neta del Emisor pasó de ser negativa al cierre del 2004, a mostrar un saldo de Bs. 33.854 millones al cierre de 2005. El saldo se redujo a Bs. 13.708 millones al cierre del primer trimestre de 2006. Este último saldo es bajo en comparación al nivel de actividad de la compañía, representando 3,5% de las ventas anualizadas del período. Los Cobertura de intereses netos (EBITDA/Intereses netos) es holgada (7,7 veces en el primer trimestre de 2006), viéndose favorecida por las bajas tasas de interés locales.

- ✓ Manpa mantiene una alta proporción del Activo corriente en Efectivo y equivalentes, a fin de enfrentar los ciclos adversos de la industria. Al 31/03/05 el Efectivo y equivalentes supera el monto del Programa de papeles comerciales y cubre dos tercios de la deuda financiera. La Liquidez se incrementó ligeramente al pasar de 1,40 veces al cierre del primer trimestre de 2005, a 1,53 veces al cierre del primer trimestre de 2006.

Acordó **MANTENER** la Calificación **"A2"** para la emisión N° 2005-I de Papeles Comerciales de MANPA.

Por la Junta Calificadora de CLAVE Sociedad Calificadora de Riesgo, C.A.:

Otto Rivero. Daniel Abreu. Sarino Russo.

**Advertencia:**
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título, sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Letterhead of MANPA]

Caracas, June 28, 2006.

Messrs.

Executive Secretariat of the

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Present.-

We do hereby address you to provide acknowledgement of receipt of your Official Communication DOPU-122-2006 dated June 27, 2006 that textually reads as follows: "that after carrying out revision of yearly information corresponding to fiscal year ended at December 31, 2005 the following remarks were made: 1.- You did not submit report on methods and procedures applied at your organization to prevent using them as means to legitimize capitals, thus non complying with the provisions of numeral 9, Article 5 of the Amendments to the Regulations related to Periodical or Occasional Information to be Submitted by People Subject to Control by the National Securities and Exchange Commission set forth in Resolution No.012-2006 dated February 9, 2006 and published in Special Official Gazette No.5802 dated March 8, 2006-2. The last registered amendment to the By-laws is required to update information about the institution in our records."



In regard to item 1.- of the aforementioned Official Communication we inform you that on May 4, 2006 my principal requested the National Securities and Exchange Commission to be exempted from applying the Integral System to Prevent and Control in virtue that my principal when making public offers of securities (understanding shares, commercial papers and/or unsecured bonds) has not reserved direct placement of such securities, being this condition established in letters "a" and "b" of Article 2 of the Standards to Prevent, Control and Audit Operations Related to Legitimating Capital Applicable to the Venezuelan Market, established by the National Securities and Exchange Commission by Resolution 178-2005 dated December 16, 2005 and published in Official Gazette No.38354 of January 10, 2006 witch we textually transcribe herein: "Article 2.- Subjects bound by organization ... individuals or body corporate mentioned below: a. Individuals whose securities are subject to public offer, when direct placement of securities is reserved. b. Body corporate which securities are registered with the National Securities Registry, which request authorization to issue shares and which placement is reserved." (Our emphasis). And therefore, my principal did not submit the report about the methods and procedures applied at your organization to prevent using them as means to capital legitimating. We believe that in matters related to capital market we cannot establish controls and procedures as we do not have direct contact with investors, being the transfer agent and placement agents those who would be bound to enforce controls.

In regard to payment of dividends that my principal directly carries out, we do hereby inform you that there is an internal procedure aimed at verifying with the transfer agent the identity of shareholders, being these shareholders either individuals or body corporate as well as the payment conditions of same, keeping an individual file of each of them with the corresponding legal documentation that they have to submit upon each payment as well as authorization for collection, leaving copies of identity documents of both the shareholder and the authorized one. Likewise, it was decided to take the fingerprint of the authorized person or that of the shareholder.

Nevertheless and in virtue of the publication and enforcement of THE ORGANIC LAW AGAINST ILLEGAL TRAFFICKING AND CONSUMPTION OF NARCOTICS AND PSYCHOTROPIC DRUGS (Official Gazette No.38337 of December 16, 2005) and THE



ORGANIC LAW AGAINST THE ORGANIZED CRIME (Official Gazette No.5789 of October 26, 2005), we do hereby inform you that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. has established controls and procedures to prevent using the company as means to legitimize capitals in the areas of purchase of real estate and services and sales and marketing that we could summarize as follows:

1. Each supplier or client is to provide the following documentation:

Legal: RIF (Tax Registry Identification Number) and NIT (Tax Information Number), commercial file (articles of incorporation and its amendments), a certificate evidencing the exact company stockholding, bank references, the last two financial statements, a letter stating a list of clients, a certification about the financial activity being carried out, among others.

Work-related: Copy of the articles of incorporation of the Safety and Health Committee, form 14-02 of each employee, last invoice paid to IVSS (Venezuelan Institute of Social Security), certificate of payment of employees affiliated to the "Ley Regimen Prestacional de Vivienda y Habitat" (Venezuelan Housing and Habitat Lending Scheme Law), certificate of compliance with the Food Law, civil liability insurance, notice and analysis of safety or position-related risks signed by each employee, health and work safety program, certificate and induction of employees, pre-employment medical evaluation, list of personnel and of safety representative, certificate of equipment delivery for personal safety and of uniform, list or inventory of equipment or machinery to be entered, emergency plan in case of injuries or illnesses.

2. Controls for schedule and for days of entry to and leaving from industrial plants, warehouses, offices and payment were established.
3. Standards and procedures by area and responsibility levels were established to approve purchase of goods and services, both national and imported.

In regard to item 2 of the aforementioned Official Communication, we attach hereto a copy o the communication sent to the National Securities and Exchange Commission on July 20, 1999 in which we submit to your attention the original of the Commercial Registry of the General Shareholders' Meeting held on April 26, 1999 that corresponds to the statutory amendment.



The following copies are enclosed:

1. Request addressed to the National Securities and Exchange Commission on May 4, 2006.
2. Communication sent to National Securities and Exchange Commission on July 20, 1999.
3. Commercial Registry of the General Shareholders' Meeting held on April 26, 1999. ---------------------------------------------------------------------------

[Letterhead of MANPA]

Caracas, May 3, 2006.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

The undersigned, Carlos Delfino T., a Venezuelan citizen, of legal age, holder of Identity Card No.3659617, proceeding in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, a company registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District (today Capital District) and Miranda State, under No. 376, Volume 1-B, as of March 31, 1950 before you I respectfully appear to declare:

Considering that the Standards to Prevent, Control and Audit Operations Related to Legitimating Capital Applicable to the Venezuelan Market issued by the National Securities and Exchange Commission as per Resolution 178-2005 of December 16, 2005 and published in Official Gazette No.38354 of January 10, 2006 will be effective upon 120 continuous days from the date of their publication in the Official Gazette, that is from May 10 of the present year.

Considering that subjects bound by guarantors per organization are those defined in Article 2 of the aforementioned Standards.

Considering that my principal MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.CA. although registered with the National Securities Registry both for the registration of its shares and for making a public offer of commercial papers and unsecured bonds, direct placement of such securities has not been reserved and in all cases in which public offer





of securities have been made, understanding shares, commercial papers or unsecured obligations, has used placement agents for same, a requirement set forth in letters "a" and "b" of Article 2 of those standards when they textually states: "a. Individuals whose securities are subject to public offer, when direct placement of securities is reserved. b. Body corporate which securities are registered with the National Securities Registry, which request authorization to issue shares and which placement is reserved." (Our emphasis).

In this regard, my principal states that it has not considered making public offers of securities reserving direct placement and in case of making public offers reserving to itself direct placement of securities my principal is bound to apply the Integral System for Prevention and Control as the resolution so states.

Considering that pursuant to the provisions of the Organic Law against the Organized Crime published in Special Official Gazette No.5789 of October 26, 2005 which became effective form its publication in Official Gazette and that sets forth under Article 43, number 3 the following:

"Subjects bound, pursuant to the provisions set forth in the Annual Operating Plan issued by the decentralized agency in charge of fighting against the organized crime, are the following: ... 3. Authorized capital companies ... and other individuals or body corporate participating in the public offer governed by the Capital Market Law" that is, it defines who are considered subjects bound by organization, and therefore these should set the internal controls to prevent being used for capital legitimating.

In virtue of the above, on behalf of my principal I do hereby request:

1. To be exempted from applying the Integral System for Prevention and Control, as when there has been an offer of values direct placement of such securities has not been reserved;
2. And, in case of being exempted from the Integral System for Prevention and Control for being within the presumptions set forth in Article 2 of Resolution No.178-2005 issued by such entity, please to inform us if we should implement some or all the documents mentioned in Resolution 178-2005, that is, Annual Operating Plan, Code of Ethics; Institutional Commitment; Document of Good



Corporate Governance; Manual of Policy, Standards and Procedures and the Annual Training Program.

Address for notification:

Urb. EL Bosque, Chacaito, Av. Fco de Miranda con Av. El Parque, Torre Country Club piso 12 Phone 9012317 Fax 9012410, Attn. Lawyer Nelly González.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Request Integral System for Prevention and Control RES.178-2005 CNV ----------------

[Letterhead of MANPA]

Caracas, July 19, 1999.

Messrs.

NATIONALS SECURITIES AND EXCHANGE COMMISSION

Your Office

For your information and for any purpose arising thereon, attached hereto please find the Commercial Registry of the General Shareholders' Meeting of this company held on April 26, 1999.

There being no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

Chairman.

Enclose as indicated. ---------------------------------------------------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE

LAWYER DEBORA PUTTERMAN DE HECKER

The undersigned, First Commercial Registrar of the Judicial Circuit of the Capital District and Miranda State does hereby certify that she has compared the copy comprising



EIGHTEEN folios which are transcribed herein, and that it is a true and exact copy of the document registered under No.35, Volume 141-A-PRO dated 7/14/1999 BELONGING TO MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. which are added to File No.3251 with the aforementioned date. The undersigned DOES HEREBY LIKEWISE CERTIFY THAT this copy has been made by citizen CARMEN LUISA PEREZ, bearer of Identity Card No.V-4911319, a person entitled to do so, authorized by me to make such copy and who, together with me, undersign this certification and each of its pages. ------

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, CARLOS DELFINO T., a Venezuelan citizen, and Administrator, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. of this domicile, registered with the Commercial Registry Office of this same circuit on March 31, 1950 under No.379, Volume 1-B, File 3251, before you I respectfully appear to inform you that the General Shareholders' Meeting of my principal held on April 26, 1999 the following was approved:

1. The financial statements corresponding to the fiscal year that goes from January the 1st to December the 31st, 1998 in view of the reports by the Board of Directors and that of the Statutory Auditor.
2. Election of the two Main Statutory Auditors and their Alternates as well as setting their remuneration, being Lic. Juan Felipe Malinich Malarin, registered with the College of Public Accountants of the Federal District under No.6314 appointed as First Statutory Auditor, and Lic. Jacqueline Subero, registered with the College of Administrators of the Federal District under No.11437 appointed as his Alternate. Lic. Jacobo Cohen, registered with the College of Administrators of the Federal District under No.12915 as Second Statutory Auditor, and Lic. Pedro José Garriga, registered with the College of Public Accountants of the Federal District under No.7485 as his Alternate.





3. That the company continues as an Authorized Capital Company (S.A.C.A.) to facilitate public offer of shares without needing to convene the Shareholders' Meeting all the time. Likewise, the authorized capital of the company amounting to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.00). In this regard, a copy of the official communication by the National Securities and Exchange Commission No.HCNV-OP-137 of May 11, 1999 is attached hereto.
4. Issuance of Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in dollars of the United States of America (US$) and for a maximum term of two (2) years. Likewise, it was delegated to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance, the number, identification and amount of each series for each issuance, among others: amount of issuance within the limits set forth by this Shareholders´ Meeting, term and collaterals, if the case may be, and in general, to set the characteristics or conditions of issuance pursuant to the Capital Market law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers to the people it deems appropriate. Likewise, it is suggested to the Shareholders´ Meeting to appoint Banco Venezolano de Crédito was approved as Temporary Common Representative of bonds and its remuneration was set to a maximum of yearly TWENTY MILLION BOLIVARS (Bs.20,000,000.00).
5. Issuance of Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in dollars of the United States of America (US$) to be issued in one or several series. Likewise, the Board of Directors is delegated with the broadest powers to negotiate, set and establish all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price,





discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance. Likewise, it is suggested to the Shareholders' Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. It is suggested to the Shareholders' Meeting to appoint Banco Venezolano de Crédito as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY MILLION BOLIVARS (Bs.20,000,000.00).

6. Decreeing an ordinary cash dividend of One Bolivar (Bs.1.00) per share, for each of the for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares part of the current capital stock of the company, with charge to the Undistributed income account at December 31, 1998 payable in two (2) portions:

First Portion:

Of Fifty Cents (Bs.0.50) per share, to shareholders registered the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notice of dividend authorized by the National Securities and Exchange Commission payable from the ninth business day following this last date (effective date of registry of the benefit). Payment o the first semester of the ongoing year needs to be made.

Second Portion:

Of Fifty Cents (Bs.0.50) per share, to shareholders registered the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notice of dividend authorized by the National Securities and Exchange Commission payable from the ninth business day following this last date



(effective date of registry of the benefit). Payment o the second semester of the ongoing year needs to be made.

Dividends will be paid at the company premises. Likewise, it is requested to the Board of Directors to set the payment date of the aforementioned portions on the dates appointed thereto.

7. Amendment of Clause No.8 of the Articles of Incorporation/By-Laws of the company, related to appointment of Statutory Auditors that was drawn up as follows:

Clause No. 8.- The company will have two (2) Main Statutory Auditors and two (2) Substitutes who shall be professionals or technicians with expertise in financial and commercial matters, and will be elected from a short list for each Statutory Auditor and his/her Substitute, they can neither be members of the Board of Directors, nor company employees, nor relatives of any of the administrators until the fourth degree of consanguinity or second degree of affinity, and will be elected as follows: Election will be public and separate for each Statutory Auditor. Shareholders who have voted in favor of the first Statutory Auditor shall not vote in favor of the second, save he/she represents more than eighty per cent (80%) of the capital stock. Election shall be by simple majority. If any vote were unanimous all voters shall participate as follows:

Administrators and their Substitutes as well as Statutory Auditors and their Substitutes shall be appointed by the General Shareholders' Meeting and will last in office for two (2) years and will be reelected. If needed, they may also be appointed by the Special Shareholders' Meeting. Members of the Board of Directors shall remain in their positions until their successors are appointed and hold their offices.

8. Amendment of Clause No.11 of the Articles of Incorporation/By-Laws of the company, related to the powers of administrators in regard to decreeing dividends, which was drawn up as follows:

Clause No.11.- The Board of Directors has the broadest powers to manage the Company, is empowered to authorize all the acts of disposition and especially has the following powers: Approving the budget for company expenses and investments; establishing the general work plans and the standards for operating its industrial plants





and its trade; resolving the acquisition and tax on property; appointing the Committees deemed convenient, with the powers the Board may determine; appointing, if the Board deems convenient, a Secretary who shall have the broadest powers to certify, fully or partially, the minutes of such Board. Likewise, the Board of Directors may appoint from its number or not, Advisors and in each case the Board will set their powers and remuneration; revoking appointments of one or others; establishing the regulations required for the good operation of the different company activities, exploitations, services or branches; complying and enforcing the agreements of the Board of Directors in regard to dividends, which shall be paid in cash, securities or other goods; increasing the capital of the Company within the term and conditions and to the amount authorized by the Shareholders' Meeting by issuing shares, in the time, amounts and conditions it deems convenient, without need to convene a Shareholders' Meeting; awarding by the Chairman of the Board of Directors or whomsoever acts as such or by the Executive President, the general or special powers that were necessary with powers to convene, desist, reach a settlement, bind to arbitration, request a solution as per equity, make public bids, receive money and have the right of litigation; ordering transactions of bank credits or other kind and loans required by the Company; lending on behalf of the Company bonds or collaterals in favor of third parties; convening Shareholders' Meetings and complying with the decisions and agreements of them; establishing the regulations to annul titles of Company shares, issuing new shares and transferring them and registering them in the Shareholders' Book.

9. Amendment of Clauses No.15 and 16 of the Articles of Incorporation/By-Laws of the company, related to the general cut-off of accounts and call for a Shareholders' Meeting and to the policy of dividends, respectively, which were drawn up as follows:

Clause No.15.- On December 31 of each year, the general cut-off of company accounts will be made and the balance to be submitted to the next General Shareholder's Meeting will be prepared.

The General Shareholders' Meeting will convene within the one hundred and twenty (120) days following the relevant cut-off of accounts. Notices for General or Special



Shareholders' Meeting will be in a newspaper of major circulation with, at least, five (5) days in advance, stating the purpose of the meeting. If a number of shareholders that represent more than half of the capital stock do not attend to these Meetings, the Shareholders' Meeting shall convene three days after without needing a new notice, and then if shareholders do not attend either, the provisions set forth in Article 276 of the Code of Commerce shall apply.

Clause No.16. The Shareholders' Meeting shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the way and date it deems convenient. Dividends to be allocated among shareholders shall not be less than fifty per cent (50%) of the net income from each fiscal year after the provision for income tax and after deduction from the legal reserves. Out of this percentage, not less than twenty-five per cent (25%) shall be allocated in cash. In case the company has an accumulated deficit, net income shall be destined to compensate such deficit and the surplus of income shall be allocated as provided for above.

When income from the corresponding fiscal year is inferior to the percentage of the capital paid as determined by the National Securities and Exchange Commission, the provisions of Article 116 of the Capital Market Law shall apply.

The General Shareholder's Meeting of the company shall decide the amount and payment opportunity of dividends, but it may delegate to the Board of Directors setting of payment of dividends.

10. Transcribing the Articles of Incorporation/By-Laws of the company with all the amendments at date, including those approved by this Shareholders' Meeting, authorizing the members of the Board of Directors so that any of them carry out the corresponding participation to the Commercial Registry.

Articles of Incorporation/By-Laws

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

TITLE I

Purpose, Domicile, Capital Stock and Shares

Clause No.1. Manufacturas de Papel, Compañía Anónima (MANPA) S.A.C.A. is a stock-holding company which main objective is to manufacture paper pulp, paper and to

manufacture every type of paper articles, specially, sacks and bags of every kind, printed or not, and, in general, the industrialization of paper in the broadest way. It shall also undertake, be part in any way or acquire shares from other companies, with or without connection with essential objects of the company; enter into any type of contracts, although it has no relation with the manufacturing of paper, its industrialization and manufacturing; acquiring or receiving any type of real estate or personal property and securities of any nature, to encumber them and to levy it.

Clause No.2. The domicile of the company is the city of Caracas, without prejudice of establishing plants, manufacturing plants, agencies or branches wherever the company Board of Directors deems necessary or convenient.

Clause No.3. The duration of the company is up to the Thirty-First (31st) day of December of the year Two Thousand and Fifty-One (2051).

Clause No.4. The authorized capital of the company amounts to FORTY-FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY BOLIVARS (Bs.45,880,188,480.00). The subscribed and paid-in capital amounts to TWENTY-TWO THOUSAND NINE HUNDRED FORTY MILLION NINETY-FOUR THOUSAND TWO HUNDRED FORTY BOLIVARS (Bs.22,940,094,240.00) divided into Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) common registered shares with par value of TEN BOLIVARS (Bs.10.00) each, fully subscribed and paid in, that grant [part of original text is missing in the copy].

Clause No.5. Each share part of the capital stock gives the right to vote in the Shareholders' Meetings and has equal rights. The titles of shares shall be subscribed by two (2) Directors, but such shares can also be signed using a mechanical safety procedure (die).

Clause No.6. When a share for any reason becomes the property of several individuals, these shall agree on their representation as the Company only acknowledges one sole representative per share in any case.

TITLE II

ADMINISTRATION



<u>Clause No.7</u>. The company shall be administered by a Board of Directors comprised by eleven (11) main members out of whom the same Board will appoint those who shall hold the positions of President/First Vice-President and Second Vice-President of such Board. There will also be eleven (11) substitutes to occupy the total or temporary absences of the main members, out of whom the Board of Directors will appoint and convene those who shall occupy those vacancies.

The total or temporary absences of the President will be filled by the First Vice-President and in his/her absence, by the Second Vice-President. If this latter also fails to attend, the Board will appoint from its members the one who will fill the vacancy left by the President.

The Board of Directors will also appoint one Executive President who may be a member or not of the Board of Directors, shall not be more than sixty-five (65) years of age and shall have the powers set forth in Clause No.12 of these By-Laws.

Whosoever reaches seventy (70) years of age shall not be eligible as a member of the Board of Directors.

<u>Clause No.8</u>. The company shall have two (2) Main Statutory Auditors and two (2) substitutes who shall be professionals or technicians and with expertise in financial and commercial matters, and will be elected from a short list for each Statutory Auditor and his/her Substitute, may not be part of the Board of Members, or employed by the company or relatives of any of the administrators until the fourth degree of consanguinity or second of affinity or spouse, and will be elected as follows: The election will be public and separate for each Statutory Auditor. Shareholders who may have voted in favor of the first Statutory Auditor shall not vote in favor of the second, save that they represent more than eighty per cent (80%) of the capital stock. Election shall be by a single majority. If any of the votes were unanimous, all voters shall participate in the next vote. Administrators and their substitutes as well as the Statutory Auditors and their replacements will be appointed by the General Shareholders' Meeting and will last two (2) years in their positions and can be reelected. If needed, they may also be appointed by a Special Shareholders' Meeting. The members of the Board of Directors shall



remain in their positions until their replacements are appointed and holding their positions.

Clause No.9. To comply with Article 244 of the Code of Commerce, each member of the Board of Directors shall deposit in the Employee's Fund fifty (50) Company shares. The Board of Directors will gather every time the interest of the Company so demands, and at least, once a month. The amount equivalent to two hundred (200) tax units for each meeting they attend corresponds to each member of the Board of Directors, calculated based on the provisions of Article 229 of the Organic Tax Code and to the Regulations issued by the Tax Administration.

Clause No.10. The decisions by the Board of Directors will be made by absolute majority.

TITLE III

Powers of the Administrators

Clause No.11.- The Board of Directors has the broadest powers to manage the Company, is empowered to authorize all the acts of disposition and especially has the following powers: Approving the budget for company expenses and investments; establishing the general work plans and the standards for operating its industrial plants and its trade; resolving the acquisition and tax on property; appointing the Committees deemed convenient, with the powers the Board may determine; appointing, if the Board deems convenient, a Secretary who shall have the broadest powers to certify, fully or partially, the minutes of such Board. Likewise, the Board of Directors may appoint from its number or not, Advisors and in each case the Board will set their powers and remuneration; revoking appointments of one or others; establishing the regulations required for the good operation of the different company activities, exploitations, services or branches; complying and enforcing the agreements of the Board of Directors in regard to dividends, which shall be paid in cash, securities or other goods; increasing the capital of the Company within the term and conditions and to the amount authorized by the Shareholders' Meeting by issuing shares, in the time, amounts and conditions it deems convenient, without need to convene a Shareholders' Meeting; awarding by the Chairman of the Board of Directors or whomsoever acts as such or by the Executive



President, the general or special powers that were necessary with powers to convene, desist, reach a settlement, bind to arbitration, request a solution as per equity, make public bids, receive money and have the right of litigation; ordering transactions of bank credits or other kind and loans required by the Company; lending on behalf of the Company bonds or collaterals in favor of third parties; convening Shareholders' Meetings and complying with the decisions and agreements of them; establishing the regulations to annul titles of Company shares, issuing new shares and transferring them and registering them in the Shareholders' Book.

Clause No.12.-

The Chairman of the Board of Directors is entitled to:

a) Preside over the General or Special Shareholders' Meetings;
b) Perform the full legal representation of the Company before third parties;
c) Presiding over the meetings of the Board of Directors;
d) Enforcing through the Executive President the decisions of the Shareholders' Meeting and those of the Board of Directors;
e) Convene Special Shareholders' Meetings when so agreed by the Board of Directors;
f) Certify, fully or partially, the minutes of the meetings of the Board of Directors and of the Shareholders' Meetings.

The Executive President is entitled to:

a) The direct and immediate administration of the company business and of its affiliates;
b) The daily management of each plant;
c) Set the general or strategic guidelines to structure the company an its affiliates;
d) Contract and remove managers and other company personnel, setting their remuneration and vesting on them the powers he/she deems convenient;
e) Carry out the instructions given by the Board of Directors;
f) Report his/her proceedings to the Board of Directors.

Clause No.13.- Yearly, from the liquid benefits a quota of five per cent (5%) will be separated until creating an amount equivalent to ten per cent (10%) of the capital stock

to create the Reserve Fund. The Board of Directors shall also create other funds or provisions, and amend them or eliminate them, according to the circumstances and the needs of the Company.

Clause No.14. One per cent (1%) will be taken from the liquid benefits on a year basis to be distributed among the eleven (11) members of the Board of Directors proportionally to their attendance to the meetings of such Board of Directors.

TITLE IV

General Cut-Off of Accounts and Balance Sheet. Shareholders' Meetings

Clause No.15. On December the 31st of each year the general Company cut-off of accounts will be made and the balance sheet will be prepared to be submitted to the General Shareholders' Meeting.

The General Shareholders' Meeting shall be convened within the one hundred and twenty (120) days following the corresponding cut-off of accounts. Notices for Shareholders' Meetings either General or Special will be made in a newspaper of major circulation with at least five (5) days in advance, indicating the purpose of the meeting. If a number of shareholders representing more than half the capital stock do not attend those meetings, shareholders will be convened three days after without need of a new notice. If there will be no quorum then, the provisions set forth in Article 276 of the Code of Commerce will be enforced.

Clause No.16. The Shareholders' Meeting shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the fashion and date the meeting deems convenient. Dividends to be allocated among shareholders cannot be less than fifty per cent (50%) of net activities from each fiscal year after provision for income tax and deduction of legal reserves. Out of this percentage, not less than twenty-five per cent (25%) shall be allocated in cash. In case the company has an accumulated deficit, net income shall be destined to compensation of such deficit and the surplus from earnings shall be allocated according to the aforementioned fashion.



When earnings from the corresponding fiscal year are inferior to the percentage of the capital paid as determined by the National Securities and Exchange Commission, the provisions set forth in Article 116 of the Capital Market law shall apply.

The General Shareholders' Meeting of the Company shall decide about the amount and payment time of dividends, but it may delegate to the Board of Directors setting the payment date of dividends.

Clause No.17. The Chairman of the Board of Directors or whomsoever act as such will be Chairman of the Board of Directors, and in his/her absence, the meeting shall be presided over by the one immediately next in hierarchy. If any of these members were not present, the Shareholders' Meeting shall appoint one to preside the meeting over.

TITLE V

Miscellaneous Provisions

Clause No.18. Anything not provided for herein shall be governed by the provisions of the Code of Commerce.

Clause No.19. The provisions set forth herein render void and supersede those set forth in the original Articles of Incorporation/By-Laws of the company and its subsequent amendments."

I accompanied hereto an authorized copy of the aforementioned Minutes of Shareholders´ Meetings, a counterpart of the reports of the Board of Directors, of the Statutory Auditors and of External Auditors as well as a copy of the financial statements approved by such Shareholders´ Meetings together with a copy of communication by the National Securities and Exchange Commission No.HCNV-OP-137 of May 11, 1999 to be entered together with the company file kept by this Registry Office.

Likewise, I do hereby request please to issue fifteen (15) certified copies of this participation.

Caracas, at the date of its presentation.

(signed) Illegible. ---------------------------------------------------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my



capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of April 26, 1999** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 4:00 P.m. of the Twenty-Sixth (26th) day of April of the year Two Thousand Six (2006) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, of this city, as per notice issued in the newspaper El Universal, dated April 8, 1999 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 4:00 p.m., on April 8, 1999 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 1998 prepared in view of the reports by the Board of Directors and the Statutory Auditors; 2) Appointing the Main Statutory Auditors and their corresponding Substitutes and setting their remuneration; 3) Considering the proposal by the Board of Directors so that the company continues as an Authorized Capital Company (S.A.C.A.), keeping the Authorized Capital Stock to Bs.45,880,188,480.00; 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance; 5) Considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). If the project is approved, considering and resolving



about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to delegate its powers to the people it deems convenient; 6) Agreeing upon a dividend to be allocated to shareholders; 7) Considering and resolving about amendments to Clause No.8 of the Articles of Incorporation/By-Laws of the company, related to appointment of Statutory Auditors; 8) Considering and resolving about amendments to Clause No.11 of the Articles of Incorporation/By-Laws of the company, related to the powers of the administrators in regard to decreeing dividends; 9) Considering and resolving about amendments to Clauses No.15 and 16 of the Articles of Incorporation/By-Laws of the company, related to general cut-off of accounts and notice to the Shareholders' Meeting as well as to the policy of dividends, respectively; 10) Transcribing the Articles of Incorporation/By-Laws of the company with all the amendments at date, including those turned approved by this Shareholders' Meeting. Shareholders are hereby advised that the audited financial statements, the reports by the Statutory Auditors and other documents referred to herein are available at the company premises from the date of its publication. Caracas, April 8, 1999. For THE BOARD OF DIRECTORS, CARLOS DELFINO T., Chairman."

There attended this meeting the shareholders listed at the bottom of this Minutes who represent **one thousand eight hundred fifty-one million three hundred four thousand nine hundred forty-seven (1,851,304,947) shares**, that is, more than eighty percent (80%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the First Item of the notice – which was read out – that is, "Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 1998 prepared in view of the reports by the Board of Directors and the Statutory Auditors." The company financial statements and the consolidated financial statements were read out by the Statutory Auditors and broadly commented in different participations by the shareholders, thus becoming unanimously approved by the attending shareholders. Company administrators abstained from voting.



Immediately thereafter, the Second Item of the notice was considered, that is, "Appointing the Main Statutory Auditors and their corresponding Substitutes and setting their remuneration." Nelly González used her right to speak and proposed appointing Juan Felipe Malinich out from the FIRST SHORT LIST who is registered with the College of Public Accountants of the Federal District, under No.6314 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his replacement. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders. Immediately thereafter, Roberto Yépez used his right to speak and suggested Jacobo Cohen to be appointed as Second Main Statutory Auditor, who is registered with the College of Administrators under No.12.915 and as his substitute to Pedro José Garriga, registered with the College of Public Accountants of the Federal District under No. 7485. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders. Immediately thereafter Roberto Yépez proposed that the remuneration of the Main Statutory Auditors amounted to Six Hundred Thousand Bolivars (Bs.600,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the **Third Item of the notice** was considered, that is, "Considering the proposal by the Board of Directors so that the company continues as an Authorized Capital Company (S.A.C.A.), keeping the Authorized Capital Stock to Bs.45,880,188,480.00." Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposes the company Shareholders' Meeting to keep acting as an Authorized Capital Company (S.A.C.A.) in order to facilitate public offer of shares without needing to convene the Shareholders' Meeting every time. Therefore, the Shareholders' Meeting is requested to approve continuing as an Authorized Capital Company (S.A.C.A.), setting the Authorized Capital to Bs.45,880,188,480.00. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.



Then, the Fourth Item of the notice was considered, that is, "Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance." Carlos Delfino T. used his right to speak and read out the following proposal of the Board of Directors: A project is proposed to the Shareholders´ Meeting to issue Unsecured Obligations to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S: dollars (US$) and for a maximum term of two (2) years. Likewise, it is herein suggested to the Shareholders´ Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the terms and conditions of issuance, among others: amount of issuance within the limit established in this Shareholders´ Meeting, terms, collaterals, if applies, and, in general, to define all characteristics and conditions of issuance pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, it is herein suggested to authorize the Board of Directors to delegate such powers on the people it deems convenient. It is herein suggested to the Shareholders´ Meeting to appoint Banco Venezolano de Crédito as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY MILLION BOLIVARS (Bs.20,000,000.00). Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Fifth Item of the notice was considered, that is, "considering and resolving about an authorization project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to delegate its powers to the people it deems convenient." Carlos Delfino T. used his right to speak



and read out the following proposal by the Board of Directors: It is herein suggested to the Shareholders' Meeting the project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in dollars of the United States of America (US$) to be issued in one or several series. Likewise, it is suggested to the Shareholders´ Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each series comprises in this issuance, the number, identification and amount of each series for each issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium as well as the yearly or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collaterals, if the case may be, and in general, all matters related to issuance as well as to authorize the Board of Directors to carry out all the necessary acts, management and formalities necessary to carry out issuance. Likewise, it is suggested to the Shareholders´ Meeting to authorize the Board of Directors to delegate to the people it deems appropriate the aforementioned powers, to appoint both the people who will subscribe the authorization request before the National Securities and Exchange Commission and the people who will sign the titles of the Commercial Papers. It is suggested to the Shareholders´ Meeting to appoint Banco Venezolano de Crédito as Temporary Common Representative and its remuneration to be set to a maximum of yearly TWENTY MILLION BOLIVARS (Bs.20,000,000.00). Being submitted to the consideration of the Shareholders´ Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item of the notice was considered, that is, "Agreeing the dividend to be allocated among shareholders." Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is proposed to the Board of Directors to decree an ordinary cash dividend of One Bolivar (Bs.1.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares part of the current capital stock of the company, with charge to the Undistributed income account at December 31, 1998 payable in two (2) portions:






First Portion:

Of Fifty Cents (Bs.0.50) per share, to shareholders registered the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notice of dividend authorized by the National Securities and Exchange Commission payable from the ninth business day following this last date (effective date of registry of the benefit). Payment o the first semester of the ongoing year needs to be made.

Second Portion:

Of Fifty Cents (Bs.0.50) per share, to shareholders registered the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notice of dividend authorized by the National Securities and Exchange Commission payable from the ninth business day following this last date (effective date of registry of the benefit). Payment o the second semester of the ongoing year needs to be made.

Dividends will be paid at the company premises. Likewise, it is requested to the Board of Directors to set the payment date of the aforementioned portions on the dates appointed thereto.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and unanimously approved by attending shareholders.

Next, the Seventh Item of the notice was considered, that is, "Considering and resolving about amendment of Clause No.8 of the Articles of Incorporation/By-Laws of the company, related to appointment of the Statutory Auditors." Angel J. Ramírez used his right to speak and read out the following proposal to the Board of Directors: It is suggested to the Shareholders' Meeting amending Clause No.8 of the Articles of Incorporation/By-Laws of the company, related to appointment of the Statutory Auditors. Its drawing up is suggested as follows: Clause No.8. The company will have two (2) Main Statutory Auditors and two (2) Substitutes who shall be professionals or technicians with expertise in financial and commercial matters, and will be elected from a short list for each Statutory Auditor and his/her Substitute, they can neither be members of the Board of Directors, nor company employees, nor relatives of any of the



administrators until the fourth degree of consanguinity or second degree of affinity, and will be elected as follows: Election will be public and separate for each Statutory Auditor. Shareholders who have voted in favor of the first Statutory Auditor shall not vote in favor of the second, save he/she represents more than eighty per cent (80%) of the capital stock. Election shall be by simple majority. If any vote were unanimous all voters shall participate as follows:

Administrators and their Substitutes as well as Statutory Auditors and their Substitutes shall be appointed by the General Shareholders' Meeting and will last in office for two (2) years and will be reelected. If needed, they may also be appointed by the Special Shareholders' Meeting. Members of the Board of Directors shall remain in their positions until their successors are appointed and hold their offices.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and unanimously approved by attending shareholders.

Next, the Eight Item of the notice was considered, that is, "Considering and resolving about amending Clause No.11 of the Articles of Incorporation/By-Laws of the company, related to the powers of the administrators in regard to decreeing dividends." Angel J. Ramírez used his right to speak and read out the following proposal to the Board of Directors: It is suggested to the Meeting amending Clause No.11 of the Articles of Incorporation/By-Laws of the company, related to the powers of the administrators in regard to decreeing dividends. The suggested drawing-up is as follows: Clause No.11. The Board of Directors has the broadest powers to manage the Company, is empowered to authorize all the acts of disposition and especially has the following powers: Approving the budget for company expenses and investments; establishing the general work plans and the standards for operating its industrial plants and its trade; resolving the acquisition and tax on property; appointing the Committees deemed convenient, with the powers the Board may determine; appointing, if the Board deems convenient, a Secretary who shall have the broadest powers to certify, fully or partially, the minutes of such Board. Likewise, the Board of Directors may appoint from its number or not, Advisors and in each case the Board will set their powers and remuneration; revoking appointments of one or others; establishing the regulations



required for the good operation of the different company activities, exploitations, services or branches; complying and enforcing the agreements of the Board of Directors in regard to dividends, which shall be paid in cash, securities or other goods; increasing the capital of the Company within the term and conditions and to the amount authorized by the Shareholders' Meeting by issuing shares, in the time, amounts and conditions it deems convenient, without need to convene a Shareholders' Meeting; awarding by the Chairman of the Board of Directors or whomsoever acts as such or by the Executive President, the general or special powers that were necessary with powers to convene, desist, reach a settlement, bind to arbitration, request a solution as per equity, make public bids, receive money and have the right of litigation; ordering transactions of bank credits or other kind and loans required by the Company; lending on behalf of the Company bonds or collaterals in favor of third parties; convening Shareholders' Meetings and complying with the decisions and agreements of them; establishing the regulations to annul titles of Company shares, issuing new shares and transferring them and registering them in the Shareholders' Book.

The foregoing proposal was submitted to the consideration of the Shareholders' Meeting and unanimously approved by attending shareholders.

Next, the Ninth Item of the notice was considered, that is, "Considering and resolving about amending Clauses No.15 and 16 of the Articles of Incorporation/By-Laws of the company, related to the general cut-off of accounts and notice to the Shareholders' Meting. The suggested drawing-up is the following: Clause No.15. On December 31 of each year, the general cut-off of company accounts will be made and the balance to be submitted to the next General Shareholder's Meeting will be prepared.

The General Shareholders' Meeting will convene within the one hundred and twenty (120) days following the relevant cut-off of accounts. Notices for General or Special Shareholders' Meeting will be in a newspaper of major circulation with, at least, five (5) days in advance, stating the purpose of the meeting. If a number of shareholders that represent more than half of the capital stock do not attend to these Meetings, the Shareholders' Meeting shall convene three days after without needing a new notice, and



The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA] PROSPECTUS

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

www.manpa.com.ve

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

**ISSUANCE OF COMMERCIAL PAPERS AT BEARER**

**MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:**

**Bs. 15,000,000,000.00**

| | |
|---|---|
| CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. | CATEGORY "X" SUBCATEGORY "X" |
| FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A. | CATEGORY "X" SUBCATEGORY "X" |
| CLASIFICADORES ASOCIADOS S&S,C.A | CATEGORY "X" SUBCATEGORY "X" |

**VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL**

**COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS**

**ISSUANCE: 20065-I**

The Present Issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 21, 2006 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 3, 2006 No.26,







Volume 57-A-Pro, and approved by the Board of Directors as per Minute No. 947 as of July 30, 2006.

**CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."**

Authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. XXXXX as of XX and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

## 1. BASIC INFORMATION ABOUT ISSUANCE

### 1.1. Type of Document:

Commercial papers at bearer.

### 1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo). The authorization will be in effect for one (1) calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving the authorization granted by the National Securities and Exchange Commission.

### 1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of FIFTEEN THOUSAND MILLION BOLIVARS WITH 00/100 (Bs.15,000,000,000.oo).. For the purposes of calculating the maximum amount






in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

**1.4. Periods:**

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

**1.5. Price to the Public:**

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

**1.6. Placement:**

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

**1.7. Interests or Yielding:**

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.






**1.8. Custody of Securities:**

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

**1.9. Common Representative of Holders of Commercial Papers:**

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on June 30, 2006 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of XXXXX ,.

**1.10. Secondary Market:**

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

**1.11. Payment of Securities:**

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

**1.12. Use of Funds:**

Funds from placing the present issuance of Commercial Papers will be one hundred per cent (100%) destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

**1.13. Risk Qualifiers:**

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**



"The Qualifying Board grants the present issuance the category **X,** sub-category **X**".

This classification is based on: XXXX.

- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Qualifying Board grants the present issuance the category **X,** sub-category **X**".

This classification is based on: XXXX.

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **X**, sub-category X

This classification is based on: XXXX.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

**2. INFORMATION ABOUT THE ISSUING ENTITY.**

**2.1. Name, Main Activity, Domicile and Duration**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

***Legal Purpose***

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its By-laws, is a stock-holding company which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire



shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

**Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :**

***Caracas Office:***

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

***Plants:***

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

**2.2. Registry Data:**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last



amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

**2.3. Managerial and Executive Personnel:**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 21, 2006.

***Main Directors:***

**CARLOS DELFINO T. – Chairman of the Board of Directors**

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay , C.A., Acting Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

**JUAN CARLOS CARPIO DELFINO – Main Director**

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., second Vice-President of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.; President of Consorcio Latinoamericano y del Caribe para el Desarrollo e Investigación de la Yuca (CLAYUCA) and Memeber of the "Junta Nacional de la Yuca."

**ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director**

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main member of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of



Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

**GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR**

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y COstrucciones de Venezuela.

**ARNALDO AÑEZ DELFINO – Main Director**

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

**ELENA DELFINO P. – Main Director**

Lawyer, Acting Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

**ALICIA PAPARONI M. – Main Director**

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

**CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors**

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.



**NELSON ISAMIT – MAIN DIRECTOR**

Industrial Engineer, Analyst of Statistical Control, Postgraduate from Instituto Tecnologico y de Estudios Superiores de Monterrey (Mexico), Former Plant Manager of Autopartes Nacionales (Autoparna) (1983-2003) and Main Director of Corporación Industrial de Energía,C.A.

**CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors**

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD-Stanford in Industrial Engineering; Executive President and Director of Corporación Industrial de Energía C.A.; First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogenradores Maracay, C.A. and Main Director of Turbogeneradores de Venezuela, C.A.

**JULIO BUSTAMANTE – Main Director**

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas de Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

***Acting Directors:***

**ALBERTO DELFINO T – Acting Director**

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

**RICARDO DELFINO M – Acting Director**

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107 S.A.






**ARMANDO MARTÍNEZ M – Acting Director**

Civil Engineer; Master in Operation Research – Cornell, Master Decisions Analysis - Stanford, PHD Engineering Management – Stanford, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía,C.A. and of industrial Companies.

**GUILLERMO SALAS DELFINO – Acting Director**

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

**MIGUEL ENRIQUE CARPIO DELFINO – Acting Director**

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate).

**CARLOS SOTO RIVERA – Acting Director**

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

**ALEJANDRO DELFINO T – Acting Director**

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**FERNANDO PAPARONI M– Acting Director**

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de



Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

**FERNANDO MICALE S – Acting Director**

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

**GUSTAVO PAPARONI SÁNCHEZ. – Acting Director**

Bachelor of Business Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Acting Director of Inmuebles y Valores 231107, S.A. and Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A.

**ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director**

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Acting Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Acting Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

***Executive Personnel:***

**ALEJANDRO DELFINO T – Executive President**



Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energia C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division**

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of that institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Advisor to the Caracas Stock Exchange.

**EGBERT DITTMER – Vice-President of the Hygienic Division**

Bachelor of Business Administration; former President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

**ENRIQUE LARRAZABAL – Vice-President of Technology and Logistics**

Mechanical Engineer, MSA in Business Administration, representative by the Industrial Chamber of Aragua State before CEDEA, President of the Organizing Committee of the VI Convention of Engineering and Maintenance of the Venezuelan paper Industry by "Asociación Venezolana de Técnicos en Celulosa y Papel" (AVTCP), Project Manager to install machine No.8 at the Hygienic Paper Division.

**RICARDO VOLPE – LEGAL VICE-PRESIDENT**

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.



**EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division**

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

**2.4. Statutory Auditors and External Auditors:**

Main Statutory Auditors:

JACOBO COHEN "C. Adm" (sic.) No.12915

CLAUDIA VALENCIA "C. Adm" (sic.) No.35909

Acting Statutory Auditors:

JACQUELINE SUBERO "C. Adm" (sic.) No.11437

ISABEL QUINTERO "C.P.C." (sic.) No.15197

External Auditors:

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

**2.5. Main Shareholders:**

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2006.

| Shareholders | Participation |
|---|---|
| Natscumco (J-303087116) | 34.95% |
| Claridge, LTD (J-303120792) | 15.26% |
| Milanasa, Corp. (J-308476072) | 7.39% |
| Brown Brothers Harriman & Co. (J-30885844) | 6.10% |
| C.V.V. Caja Venezolana de Valores (J 300187934)(*) | 5.62% |



| Shareholders | Participation |
|---|---|
| Inversiones 85735, LTD (J-306225129) | 4.42% |
| Fundación Carlos Delfino (J-001163956-0) | 4.38% |
| Others (**) | 21.88% |
| TOTAL | 100.00% |

(*) The C.V.V. is not a shareholder; the percentage (%) that owns represents the entire sub-accounts of shareholders.

(**) Shareholders who individually own less than 4%.

**2.6 SUBSIDIARY COMPANIES AND AFFILIATES:**

| | |
|---|---|
| Company name: | VENCARIBBEAN PAPER PRODUCTS, LTD. |
| Date of incorporation: | June 4, 1996 |
| Location: | Aranguez, Trinidad, W.I. |
| Capital subscribed and paid-in: | TT$50,000.oo |
| Participation: | 100% |
| Activity: | Conversion and commercialization of hygienic paper. |
| Company name: | SIMCO RECYCLING CORPORATION |
| Date of incorporation: | July 31, 1981 |
| Date of acquisition: | May 17, 1996 |
| Location: | Miami, Florida |
| Capital subscribed and paid-in: | US$5,000.oo |
| Participation: | 50% |
| Activity: | Collecting and processing secondary fiber. |
| Company name: | MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A. |
| Date of incorporation: | August 14, 1998 |
| Location: | San José, Costa Rica |
| Capital subscribed and paid-in: | US$3,547,268.oo |
| Participation: | 50.00% |
| Activity: | Manufacturing and commercializing any kind of paper |

item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

**2.7. Capital stock:**

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two



Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

**2.8 Establishment and Historical Evolution:**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.



In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial target.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.



In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American



Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.



With the contribution of Inmuebles, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

**2.9. COMPANY MARKET POSITION:**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its main competitors are INVEPAL and Papeles Venzolanos,C.A.:

| | Year 2005 | Year 2004 |
|---|---|---|
| HYGIENIC PAPER | 39.02% | 38.40% |
| BOXES – PACKAGES (1) | 44.04% | 47.15% |
| PRINTING – WRITING (1) | 33.88% | 50.87% |

(1) Include imports

SOURCE: Datos Information Resource and Own Calculations.

**2.10 Social Benefits of Issuance:**

Resources from issuance shall be used for work capital in order to produce goods or added value to production equipment, which shall impact on short, medium or long-term labor profit, such as keeping or generating work places at the interior of the country.

**2.11. Capital Stock Evolution:**

Below the capital stock evolution is shown:



| Year | Variation Bs. | Capital Stock Bs. | Origin | Registry Data Date | No. | Volume |
|---|---|---|---|---|---|---|
| 1950 | 0 | 3,500,000 | Initial contribution | 3/31/50 | 379 | 1-B |
| 1959 | 3,500,000 | 7,000,000 | Capitalization of profits | 2/27/59 | 50 | 6-B |
| 1959 | 18,000,000 | 25,000,000 | Capital contribution | 9/15/59 | 33 | 31-A |
| 1963 | 10,000,000 | 35,000,000 | Capitalization of profits | 4/14/61 | 83 | 5-A |
| 1965 | 10,000,000 | 45,000,000 | Capitalization of profits | 9/23/65 | 23 | 43-A |
| 1974 | 30,000,000 | 75,000,000 | Capitalization of profits | 9/29/70 | 54 | 104-A |
| 1976 | 25,000,000 | 100,000,000 | Capitalization of profits | 12/10/76 | 112 | 102-A |
| 1981 | 40,000,000 | 140,000,000 | Capitalization of profits | 4/17/78 | 18 | 57-A |
| 1984 | 35,000,000 | 175,000,000 | Capitalization of profits | 5/15/81 | 145 | 42-A |
| 1985 | 75,000,000 | 250,000,000 | Capitalization of profits | 6/10/83 | 121 | 58-A |
| 1987 | 125,000,000 | 375,000,000 | Capitalization of profits | 6/3/83 | 28 | 114-A |
| 1988 | 125,000,000 | 500,000,000 | Capitalization of profits | 9/18/87 | 56 | 76-A |
| 1989 | 100,000,000 | 600,000,000 | Capitalization of profits | 1/9/90 | 32 | 23-A |
| 1991 | 400,000,000 | 1,000,000,000 | Capitalization of profits | 2/1/91 | 69 | 43-A |
| 1992 | 700,000,000 | 1,700,000,000 | Capitalization of profits | 5/4/92 | 31 | 52-A |
| 1992 | 743,750,000 | 2,443,750,000 | Capitalization of profits | 8/10/92 | 5 | 33-A-Pro |
| 1992 | 964,548,000 | 3,408,298,000 | Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay | 2/8/93 | 33 | 43-A-Pro |
| 1993 | 30,000,000 | 3,438,298,000 | Capital increase subscribed and paid-in by Vencred, S.A. | 7/28/93 | 47 | 43-A-Pro |
| 1994 | 37,416,700 | 3,475,714,700 | Capital increase subscribed and paid-in by Corporación Andina de Fomento | 3/17/94 | 15 | 65-A-Pro |
| 1994 | 6,203,400 | 3,481,918,100 | Capital increase subscribed and paid-in by Frederik Holdings Inc. | 5/17/94 | 21 | 59-A-Pro |
| 199 | 1,743,559,100 | 5,230,677,200 | Capitalization of profits | 8/22/94 | 15 | 56-A-Pro |
| 1994 | 0 | 5,230,677,200 | Change of par value of shares from Bs.100 to Bs.10 per share | 10/18/94 | 57 | 117-A-Pro |
| 1995 | 231,250,000 | 5,461,927,200 | Public offer of shares as per Resolution of the National Securities Commission | 4/7/95 | 27 | 98-A-Pro |



| Year | Variation Bs. | Capital Stock Bs. | Origin | Date | No. | Volume |
|---|---|---|---|---|---|---|
| 1995 | 2,184,770,880 | 7,646,698,080 | Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share | 8/29/95 | 60 | 269-A-Pro |
| 1996 | 3,823,349,040 | 11,470,047,120 | Premium paid in excess of the par value of Bs.100,970,660 Undistributed earnings at 12/31/95 for Bs.3,722,378,380. | 5/21/96 | 10 | 125-A-Pro |
| 1996 | 11,470,047,120 | 22,940,094,240 | Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share | 12/27/96 | 15 | 361-A-Pro |

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2005 and 2004.**

[Letterhead of Deloitte & Touche]

**REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS**

To the Board of Directors of

**Manufacturas de Papel, C.A. (Manpa) S.A.C.A.**

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2005 and 2004 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in bolivars and pursuant to the International Financial Reporting Standards (IFRS). Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material



mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the International Financial Reporting Standards (IFRS).

On December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided early adoption of the International Financial Reporting Standards (IFRS) to prepare and submit their consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV for its abbreviation in Spanish). According to the provisions set forth in IFRS 1, the consolidated financial statements and its explanatory notes for the year 2004, prior reported in our report date February 14, 2005 were restructured to adapt them to the base used for reporting the year 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 24, 2006

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2005 AND DECEMBER 31, 2004**

**(Stated in thousands Bs.)**



| ASSETS | Notes | 2005 | 2004 |
|---|---|---|---|
| NON-CURRENT ASSETS: | | | |
| Property, plant and equipment – net | 2 | 432,900,402 | 444,876,361 |
| Participation in associated companies and joint businesses | 3 | 1,040,295 | 1,847,041 |
| *Total non-current assets* | | 433,940,697 | 446,723,402 |
| CURRENT ASSETS: | | | |
| Expenses paid in advance | | 1,111,934 | 698,345 |
| Inventory | 4 | 57,511,130 | 32,771,083 |
| Advances to suppliers | | 3,520,063 | 3,852,252 |
| Bills and accounts receivable – net | 5 | 95,337,271 | 79,397,112 |
| Investments available for sale | 6 | 8,816,776 | 899,770 |
| Cash and cash equivalents | 7 | 16,111,833 | 22,499,405 |
| Total Current Assets | | 182,409,007 | 140,117,967 |
| TOTAL | | 616,349,704 | 586,841,369 |
| SHAREHOLDERS' EQUITY AND LIABILITIES | | | |
| SHAREHOLDERS' EQUITY: | 8 and 9 | | |
| Capital stock | | 69,632,690 | 69,632,690 |
| Accumulated result from translation of affiliate and joint businesses abroad | | 206,308 | 28,224 |
| Retained earnings: | | | |
| Legal reserve | | 6,963,269 | 6,963,269 |
| Net updated balance of retained earnings *for the sole use of payment of* dividends in Company shares or shares from subsidiaries | | 119,593,551 | 119,593,551 |
| Undistributed | | 227,169,429 | 237,211,354 |
| Non-realized result in investments | 6 | (999,188) | 156,935 |
| Total shareholders' equity | | 422,566,059 | 433,586,023 |
| NON-CURRENT LIABILITIES: | | | |
| Provision for seniority, net of long-term advances | | 3,572,106 | 2,487,419 |
| Deferred income tax | 11 | 54,549,608 | 67,234,527 |
| Total non-current liabilities | | 58,121,714 | 69,721,946 |
| CURRENT LIABILITIES: | | | |
| Provision for seniority, net of short-term advances | | 3,869,781 | 2,694,704 |
| Documents payable | 10 | - | 2,486,040 |
| Commercial Papers | 10 | 2,946,531 | 2,890,210 |
| Short-term loans | 10 | 47,019,985 | 13,459,268 |
| Dividends payable | 8 | 8,733,509 | 4,145,728 |
| Income tax payable | 11 | 293,748 | 14,742,783 |
| Accounts payable | 12 | 72,798,377 | 43,114,667 |
| Total current liabilities | | 135,661,931 | 83,533,400 |
| Total liabilities | | 193,783,645 | 153,255,346 |
| TOTAL | | 616,349,704 | 586,841,369 |

*See notes to the Consolidated Financial Statements*

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED INCOME STATEMENTS**

**FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004**

**(Stated in thousand bolivars)**



| | Notes | 2005 | 2004 |
|---|---|---|---|
| Income for sales | 13 | 375,060,280 | 383,152,932 |
| Sales cost | 14 | 284,444,405 | 270,855,826 |
| Gross profit | | 90,615,875 | 112,297,106 |
| Cost and expenses: | | | |
| Sales expenses | 14 | 30,939,453 | 22,282,173 |
| Overhead and administrative expenses | 14 and 18 | 18,985,181 | 17,608,086 |
| Profit from selling assets | | - | (341,751) |
| | | 49,924,634 | 39,548,508 |
| *Profit in operations* | | 40,691,241 | 72,748,589 |
| Participation in results from joint business | 3 | (919,621) | (369,267) |
| Financial costs | | (4,664,484) | (3,013,243) |
| Financial incomes | | 678,654 | 445,324 |
| Exchange differences – net | 20 | 3,565,400 | 2,954,693 |
| Loss in swap operations with securities | | (3,671,665) | (7,411,275) |
| Other incomes (expenditure): | | | |
| Provision for investments | | - | 366,311 |
| Net loss from hedge contract in foreign currency | | - | (417,348) |
| ADR commissions | | (505,370) | (646,810) |
| Bank debit tax | | (3,089,757) | (3,105,931) |
| Others – net | | (623,152) | 561,252 |
| | | (9,292,995) | (10,636,294) |
| Profit before taxes | | 31,461,246 | 62,112,304 |
| Income tax | 11 | 4,377,017 | (8,425,242) |
| Net income | | 35,838,263 | 53,867,062 |
| Net profit per share: | | | |
| *Basic* | 1 | 15,62 | 23,40 |
| Diluted | 1 | 15,62 | 23,40 |

See notes to the financial statements.



(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto).

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENT OF CASH FLOWS**

**FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004**

**(Stated in thousand bolivars)**

| | Notes | 2005 | 2004 |
|---|---|---|---|
| OPERATING ACTIVITIES: | | | |
| Net earnings | | 35,838,263 | 53,687,062 |
| Adjustments to reconcile the net income with the cash provided for by the operating activities: | | | |
| Exchange differences | 20 | (3,565,400) | (2,954,693) |
| Participation in results from joint business | | 919,621 | 369,267 |
| Deferred tax income | 11 | (12,684,919) | (10,838,938) |
| Provision for taxes | 11 | 8,307,902 | 19,264,180 |
| Result non fulfilled in investments | | (1,156,123) | 156,935 |
| OPERATING ACTIVITIES: | | | |
| Result from translation of subsidiary and joint business | | (803,587) | (1,876,643) |
| Result from properties, plant and equipment sales | 2 | - | 341,751 |
| Financial costs | | 4,664,484 | 3,013,243 |
| Financial incomes | | (678,654) | (445,324) |
| Depreciation | 2 | 22,299,074 | 21,584,495 |
| Operating cash flows before movements of work capital | | 53,140,661 | 82,301,335 |
| Changes in operational assets and liabilities: | | | |
| Reduction (increase) in: | | | |
| Bills and accounts receivable | | (12,204,966) | (23,103,766) |
| Advances to suppliers | | 1,873,901 | (600,012) |
| Inventories | | (24,740,047) | 6,146,674 |



| | Note | | |
|---|---|---|---|
| Expenses paid in advance | | (413,589) | 108,981 |
| Increase (reduction) in: | | | |
| Accounts payable | | 26,397,944 | (8,106,374) |
| Provision for severance benefits, net payment | | 2,259,764 | 696,779 |
| Paid interests | | (3,246,770) | (2,751,837) |
| Collected taxes | | 678,654 | 445,324 |
| Paid taxes | | (22,756,937) | (11,182,257) |
| Net cash provided for operational activities | | 20,988,615 | 43,954,847 |
| INVESTMENT ACTIVITIES: | | | |
| Net cash used by financing activities | 6 | (7,917,006) | (791,970) |
| Acquisition of properties, plant and equipment | 2 | (9,454,319) | (12,825,486) |
| Net cash used for investment activities | | (17,371,325) | (13,617,456) |
| FINANCING ACTIVITIES: | | | |
| Increase in short term loans | 10 | 31,143,003 | 2,518,700 |
| Amount of commercial papers issues | 10 | 8,808,700 | 11,937,900 |
| Amortization of commercial papers | 10 | (8,752,379) | (14,475,232) |
| (Reduction) increase in bills payable | 10 | (2,486,040) | 1,263,309 |
| Cash dividends | 8 | (41,292,407) | (26,267,362) |
| Net cash used for financial activities | | (11,579,123) | (25,022,685) |
| NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS | | (7,961,833) | 5,314,706 |
| DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS | 7 | 1,574,261 | 3,418,780 |
| CASH AND CASH EQUIVALENT AT THE BEGINNING | 7 | 22,499,405 | 13,765,919 |
| CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR | | 16,111,833 | 22,499,405 |

See notes to the consolidated financial statements.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**



## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

**(Stated in thousand bolivars)**

### 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

***Organization*** – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

***Adoption of the International Financing Reporting Standards (IFRS)*** – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements



Note 22 shows the reconciliation demanded by the IFRS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IFRS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IFRS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IFRS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

***Approval of consolidated financial statements*** – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

***Significant accounting policies*** – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the



Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.



c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

| Entity | % of Voting Rights | Reason why it is considered Associated |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | The Company does not have a |




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| | | significant influence on operations of the associated company. |
|---|---|---|
| Corporación Forestal Orinoco, C.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Fibras Secundarias, S.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Central Cariaco | 25.62 | The Company does not have a significant influence on operations of the associated company. |

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

***Participation in joint business*** – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the



subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 7-20 |
| Automotive vehicles | 3-6 |
| Furniture, fittings and others | 3-5 |

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated



future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

n. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

*i.* ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing



expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

*j.* ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and



deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

***k.*** **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

***l.*** ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

***m.*** ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of



issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:





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- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

*q.* ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

*r.* ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the



outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.



On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

*w.* **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

*x.* **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

*y.* ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using



the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

## 2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

| | Land and Buildings | Machinery and Equipment | Furniture, Automotive Vehicles and Equipment | In-process Constructions | Total |
|---|---|---|---|---|---|
| COST: | | | | | |
| At December 31, 2003 | 90,119,622 | 358,507,147 | 6,765,472 | - | 455,392,241 |
| Additions | 17,749 | 1,577,993 | 879,830 | 10,349,914 | 12,825,486 |
| Withdrawals | - | (3,861) | (6,050) | - | (9,911) |
| Effects for translation of foreign affiliate | 218,567 | 834,010 | 19,385 | - | 1,071,962 |
| At December 31, 2004 | 90,355,938 | 360,915,289 | 7,658,637 | 10,349,914 | 469,279,778 |
| Additions | 41,330 | 2,943,164 | 1,676,524 | 4,793,301 | 9,454,319 |
| Transfers | - | 13,749,783 | - | (13,749,783) | - |
| Effects for translation of foreign affiliate | 156,895 | 599,444 | 13,934 | 489,070 | 1,259,343 |
| At December 31, 2005 | 90,554,163 | 378,207,680 | 9,349,095 | 1,882,502 | 479,993,440 |
| ACCUMULATED DEPRECIATION: | | | | | |
| At December 31, 2003 | (189,387) | (2,139,567) | (20,915) | - | (2,349,869) |



| | | | | | |
|---|---|---|---|---|---|
| Additions | (3,851,609) | (16,710,512) | (1,022,374) | - | (21,584,495) |
| Withdrawals | - | - | 9,835 | - | 9,835 |
| Effects for translation of foreign affiliate | (38,489) | (445,134) | 4,735 | - | (478,888) |
| At December 31, 2004 | (4,079,485) | (19,295,213) | (1,028,719) | - | (24,403,417) |
| Additions | (3,853,511) | (17,436,828) | (1,008,735) | - | (22,299,074) |
| Effects for translation of foreign affiliate | (33,460) | (355,192) | (1,895) | - | (390,547) |
| At December 31, 2005 | (7,966,456) | (37,087,233) | (2,039,349) | - | (47,093,038) |
| Total at December 31, 2005 | 82,587,707 | 341,120,447 | 7,309,746 | 1,882,502 | 432,900,402 |
| Total at December 31, 2004 | 86,276,453 | 341,620,076 | 6,629,918 | 10,349,914 | 444,876,361 |

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.



REPUBLICA DE VENEZUELA 43 INTERPRETE PUBLICO HERNANDEZ MORA

## 3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Participation in associated companies | - | - |
| Participation in joint businesses | 1,040,295 | 1,847,041 |
| | 1,040,295 | 1,847,041 |

***Participation in associated companies***

At December 31, participation in associated companies comprises the following (in thousand bolivars):

| | % | 2005 | 2004 |
|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | 2,577,243 | 2,577,243 |
| Corporación Forestal Orinoco, C.A. | 33 | 769,112 | 769,112 |
| Central Cariaco | 25.62 | 88,371 | 88,371 |
| Fibras Secundarias, S.A. | 33 | 80,619 | 80,619 |
| | | 3,515,345 | 3,515,345 |
| Less – Loss from deterioration | | (3,515,343) | (3,515,343) |
| | | - | - |

At date of this report, the Company does not have updated financial information of these companies.

***Participation in joint businesses***

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

| | % | 2005 | 2004 |
|---|---|---|---|
| Simco Recycling Inc. | 50 | (2,432,726) | (1,110,720) |
| Manpa Centroamérica, C.A. | 50 | 3,473,021 | 2,957,761 |
| | | 1,040,295 | 1,847,041 |

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed



earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Current assets | 12,414 | 10,533 |
| Total assets | 17,533 | 16,488 |
| | | |
| Current liability | 14,568 | 11,619 |
| Shareholders´ equity | 2,096 | 3,939 |
| Total liabilities and shareholders´ equity | 17,533 | 16,488 |
| | | |
| Net sales | 29,986 | 24,553 |
| Loss from operations | (1,413) | (101) |
| Net loss | (2,141) | (1,690) |

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

**4. INVENTORIES**

At December 31, inventories comprised the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Finished products | 20,656,984 | 8,688,241 |
| In-process products | 366,120 | 73,411 |
| Raw materials | 18,567,845 | 17,322,102 |
| Spare parts | 6,998,642 | 5,661,140 |
| In-transit inventory | 12,584,822 | 3,081,668 |
| | 59,174,413 | 34,826,562 |
| Less – provision for obsolescence | (1,663,283) | (2,055,479) |
| | 57,511,130 | 32,771,083 |



The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

| | 2005 | 2004 |
|---|---|---|
| Initial balance | (2,055,479) | (1,080,000) |
| Provision | - | (975,479) |
| Reverse | 392,196 | - |
| Final balance | (1,663,283 | (2,055,479) |

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

**5. BILLS AND ACCOUNTS RECEIVABLE**

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Commercial | 56,958,238 | 62,507,057 |
| Related companies (Note 17) | 12,413,496 | 10,946,691 |
| Employees | 429,642 | 482,280 |
| Sundry debtors | 872,084 | 599,333 |
| Income tax paid in advance | 2,400,339 | - |
| VAT – paid in excess (Note 11) | 14,904,864 | 4,277,288 |
| Tax credit VAT – Net for compensating (Note 11) | 1,492,571 | - |
| Guaranteed deposits | 7,523,954 | 2,533,503 |
| | 96,995,188 | 81,346,152 |
| Less – provision for doubtful accounts | (1,657,917) | (1,949,040) |
| | 95,337,271 | 79,397,112 |



The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Initial balance | (1,949,040) | (2,999,993) |
| Provision | (772,485) | (1,207,193) |
| Sanctions | 1,063,608 | 2,258,146 |
| | (1,657,917) | (1,949,040) |

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

Sales commitments for the year 2006 amounts to bs.26,888 million.

## 6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Investment and shares available for sale | 902,184 | 899,770 |
| Bonds available for sale | 7,914,592 | - |
| | 8,816,776 | 899,770 |

***Investments and shares available for sale***

At December 31, investments and shares available for sale include the following (in thousand bolivars):



| | 2005 | 2004 |
|---|---|---|
| Investment portfolio | 759,578 | 677,749 |
| Shares in: | | |
| Central Portuguesa, S.A. | 354,516 | 354,516 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 142,606 | 222,021 |
| Corporación Forestal Venezuela, C.A. | 47,817 | 47,817 |
| | 1,304,517 | 1,302,103 |
| Less – loss from deterioration | (402,333) | (402,333) |
| | 902,184 | 899,770 |

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

***Bonds available for sale***

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

| | Acquisition Cost | Non-Realized Result | Reasonable Value |
|---|---|---|---|
| Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75% | 4,495,650 | (476,539) | 4,019,111 |
| Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00% | 4,495,650 | (600,169) | 3,895,481 |
| | 8,991,300 | (1,076,708) | 7,914,592 |



At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

***Non-realized result in investments***

| | 2005 | 2004 |
|---|---|---|
| Investment and shares available for sale | 77,520 | 156,935 |
| Bonds available for sale | (1,076,708) | - |
| | (999,188) | 156,935 |

## 7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Cash and cash in banks | 2,808,221 | 8,347,453 |
| Bank placements | 13,303,612 | 14,151,952 |
| | 16,111,833 | 22,499,405 |

## 8. SHAREHOLDERS' EQUITY

***Capital stock***

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new



common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

***Legal Reserve***

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

***Accumulated result for translation of affiliate and joint businesses abroad***

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Affiliates: | | |
| Vencaribbean Paper Products, Ltd. | (347,673) | (322,884) |
| Joint businesses: | | |
| Manpa Centroamérica, C.A. | 829,702 | 472,575 |
| Simco Recycling Inc. | (275,721) | (121,467) |
| | 206,308 | 28,224 |

***Cash dividends***

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the



Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

***Retained earnings***

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

***American Depositary Receipt (ADR)***

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

**9. CONTROL ON FOREIGN INVESTMENTS (SIEX)**

The Company is 70.53% owned by foreign investors.



The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

## 10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Issuance of commercial papers | 2,946,531 | 2,890,210 |
| Short-term loans | 47,019,985 | 13,459,268 |
| Documents payable | - | 2,486,040 |
| | 49,966,516 | 18,835,518 |

***Issuance of obligations and commercial papers***

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

| | **2005** | **2004** | **Live amount of issuance** | **Yearly interest rate (%)** |
|---|---|---|---|---|
| **Bolivars:** | | | | |
| Fixed interest | 2,946,531 | 2,890,210 | 3,000,000 | 11.5% |

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Initial balance | 2,890,210 | 2,746,674 |
| Issuances | 8,808,700 | 11,937,900 |
| Repayments | (8,746,600) | (11,803,500) |



| | | |
|---|---|---|
| Net interests | (5,779) | 9,136 |
| Final balance | 2,946,531 | 2,890,210 |

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.

***Short-term loans***

At December 31, short-term loans are represented (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable. | 47,019,985 | 13,459,268 |

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

**11. TAX PROVISION**

***Consolidated tax group***

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

***Fiscal years subject to tax inspection***

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.



Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

***Balances kept with the Tax Administration***

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Accounts receivable: | | |
| Income tax paid in excess | 2,400,339 | - |
| VAT – paid in excess | 14,904,864 | 4,277,288 |
| Tax credit VAT – net to compensate | 1,492,571 | - |
| | 18,797,774 | 4,277,288 |
| Accounts payable: | | |
| Income tax payable | 293,748 | 14,742,783 |
| Withheld third-party VAT payable | 918,252 | 740,529 |
| | 1,212,000 | 15,483,312 |

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

***Income tax***

Income tax at December 31 is summarized as follows (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Tax on taxable income net | 8,820,272 | 20,223,124 |
| Less: | | |
| Rebate for investments in property, plant and | | |



| | | |
|---|---|---|
| equipment and other credits | (1,341,708) | (366,847) |
| | 7,478,564 | 19,856,277 |
| Income tax from previous year | 829,338 | (592,097) |
| Total current income tax | 8,307,902 | 19,264,180 |
| Deferred income tax | (12,684,919) | (10,838,938) |
| | (4,377,017) | 8,425,242 |

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Bs. | % | Bs. | % |
| Tax and tax rate applicable to income as per books | 10,694,824 | 34 | 21,118,183 | 34 |
| Base difference in inventories and fixed assets | 4,961,660 | 16 | 8,259,300 | 13 |
| Tax adjustment for inflation | (8,108,928) | (26) | (7,609,773) | (12) |
| Dividends received | | | | |
| Foreign income | | | | |
| Other non-deductible expenses | 4,383,932 | 14 | 2,028,287 | 3 |
| Other non-taxable income | (3,111,216) | (10) | (3,107,812) | (5) |
| Others net | | | (465,061) | (1) |
| Effects of rebate for investment in property, plant and equipment | (1,341,708) | (4) | (366,847) | (1) |
| Tax expenses and tax rate applicable to income as per the books | 7,478,564 | 24 | 19,856,277 | 31 |

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or




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repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.







The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| **Liabilities for differed income tax** | | |
| Differences based on property, plant and equipment | 74,491,457 | 84,325,609 |
| Income from leasing based on cash | 1,189,084 | 829,880 |
| | 75,680,541 | 85,155,489 |
| **Assets for differed income tax** | | |
| Base differences on inventories | 12,316,343 | 9,244,579 |
| Provisions and allowances | 5,231,073 | 4,643,953 |
| Base differences on investments | 1,667,067 | 3,857,467 |
| Tax losses carryforwards | 1,836,373 | 94,886 |
| Tax credits carryforwards | 80,077 | 80,077 |
| | 21,130,933 | 17,920,962 |
| Net of differed tax | 54,549,608 | 67,234,527 |

**12. ACCOUNTS PAYABLE**

At December 31, accounts payable are comprised as follows (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Commercial | 53,780,859 | 27,667,140 |
| Related parts (Note 17) | 8,585,122 | 5,215,910 |
| Others | 2,229,675 | 1,024,093 |
| Withheld VAT from third-parties payable | 918,252 | 740,529 |
| Accumulated expenses payable | 7,284,469 | 8,466,995 |
| | 72,798,377 | 43,114,667 |

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.




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The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505 million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products, which ranges from 10% and 17%.
- Deductions allowed for calculation of royalties include: sales returns but up to a percentage ranging from 5% and 8% of gross sales; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, 3% in some cases and 5% in other cases, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

**13. INCOME**

At December 31, income includes the following (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Sales of goods | 373,406,646 | 382,426,108 |
| Income from leasing | 845,910 | 231,000 |
| Income from services | 807,724 | 495,824 |
| | 375,060,280 | 383,152,932 |




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## 14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Depreciation and amortization | 22,299,074 | 21,584,495 |
| Cost of inventory acknowledged in results | 169,488,295 | 160,785,492 |
| Employee benefits | 42,954,679 | 32,284,867 |

## 15. INFORMATION BY BUSINESS SEGMENT

***Segmentation criteria***

Information by segments is structured based on the different Company business lines.

***Main business segments***

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

***Printing, writing and packing paper*** -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

***Tissue paper*** – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

***Services and rentals*** – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

***Corporate*** – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company,




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including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

***Geographic segment***

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

***Bases and methodology of information by business segment***

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

**2005**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 192,580,704 | 156,416,297 | 1,653,634 | - | 350,650,635 |
| Export sales | 14,247,896 | 10,161,749 | - | - | 24,409,645 |
| Sales among segments – local | - | - | 8,226,918 | (8,226,918) | - |
| Sales among segments – export | 40,707 | 5,327,337 | - | (5,368,044) | - |
| Total income | 206,869,307 | 171,905,383 | 9,880,552 | (13,594,962) | 375,060,280 |
| Costs and expenses | 173,194,361 | 163,666,603 | 10,424,202 | (12,916,127) | 334,369,039 |



| | | | | | |
|---|---|---|---|---|---|
| Operating results | 33,674,946 | 8,238,780 | (543,650) | (678,835) | 40,691,241 |
| Participation in results from joint-business companies | - | - | - | - | (919,621) |
| Financial income | - | - | - | - | 678,654 |
| Financial expenses and others | - | - | - | - | (8,989,028) |
| Results before taxes | - | - | - | - | 31,461,246 |
| Results after taxes | - | - | - | - | 35,838,263 |
| Depreciation | 9,253,411 | 9,075,817 | 3,969,846 | - | 22,299,074 |
| Capital investments | 3,482,764 | 5,970,150 | 1,405 | - | 9,454,319 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 260,684,025 | 250,978,288 | 42,728,449 | (10,068,085) | 544,322,677 |
| Assets per corporate segments | - | - | - | - | 7,657,232 |
| Participation in associated companies | 1,040,295 | - | - | - | 1,040,295 |
| Undistributed corporate assets | - | - | - | - | 63,329,500 |
| Total consolidated assets | | | | | 616,349,704 |
| Liabilities | | | | | |
| Liabilities by segments | 37,679,175 | 34,496,330 | 6,350,101 | (20,6323,668) | 57,901,938 |
| Liabilities by corporate segments | - | - | - | - | 187,356 |
| Undistributed corporate liabilities | - | - | - | - | 135,694,351 |
| Total consolidated liabilities | - | - | - | - | 193,783,645 |

**2004**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|



| | | | | | |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 229,398,076 | 124,997,520 | 726,824 | - | 355,122,420 |
| Export sales | 15,993,564 | 12,036,948 | - | - | 28,030,512 |
| Sales among segments – local | - | - | 6,041,004 | (6,041,004) | - |
| Sales among segments – export | 345,599 | 2,392,249 | - | (2,737,848) | - |
| Total income | 245,737,239 | 139,426,717 | 6,767,828 | (8,778,852) | 383,152,932 |
| Costs and expenses | 180,224,101 | 130,066,754 | 8,584,560 | (8,471,081) | 310,404,334 |
| Operating results | 65,513,138 | 9,359,963 | (1,816,732) | (307,771) | 72,748,598 |
| Participation in results from joint-business companies | - | - | - | - | (369,267) |
| Financial income | - | - | - | - | 445,324 |
| Financial expenses and others | - | - | - | - | (10,712,351) |
| Results before taxes | - | - | - | - | 62,112,304 |
| Results after taxes | - | - | - | - | 53,867,062 |
| Depreciation | 10,605,028 | 8,617,980 | 2,361,487 | - | 21,584,495 |
| Capital investments | 970,397 | 11,855,044 | 45 | - | 12,825,486 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 261,448,840 | 254,946,852 | 41,874,871 | (17,722,787) | 540,547,776 |
| Assets per corporate segments | - | - | - | - | 8,443,393 |
| Participation in associated companies | 1,847,041 | - | - | - | 1,847,041 |
| Undistributed corporate assets | - | - | - | - | 36,003,159 |
| Total consolidated assets | | | | | 586,841,369 |
| Liabilities | | | | | |
| Liabilities by segments | 18,068,520 | 26,457,136 | 6,662,035 | (22,955,877) | 28,231,814 |
| Liabilities by corporate | - | - | - | - | 10,235,333 |




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| | | | | | |
|---|---|---|---|---|---|
| segments | | | | | |
| Undistributed corporate liabilities | - | - | - | - | 114,788,199 |
| Total consolidated liabilities | | | | | 153,255,346 |

**16. OPERATING LEASING**

***The Company as lessor***

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Less than a year | 2,139,036 | 845,910 |
| Up to two years | 4,278,074 | 1,691,819 |
| | 6,417,110 | 2,537,729 |

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

***The Company as lessee***

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

**17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES**

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.



During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Inventory sales | 9,332,460 | 7,618,484 |
| Inventory purchases | 9,172,106 | 16,785,609 |
| Purchases of electricity | 17,426,164 | 14,029,667 |
| Administrative services | 25,340 | 24,320 |

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

| | 2005 | 2004 |
|---|---|---|
| Accounts receivable: | | |
| MANPA Centroamérica, C.A. (joint business) | 7,011,952 | 6,499,132 |
| Simco Recycling, Inc. (joint business) | 4,816,468 | 3,884,667 |
| Agroindustrial Mandioca, C.A. (associated company) | 342,150 | 380,327 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 203,848 | 150,409 |
| Turboven Maracay Company Inc. Sucursal* | 31,117 | 31,117 |
| Agropecuaria Mandioca, C.A. (associated company) | 1,040 | 1,039 |
| Turbogeneradores Maracay, C.A.* | 6,921 | - |
| | 12,413,496 | 10,946,691 |
| Accounts payable: | | |
| Simco Recycling, Inc. (joint business) | 4,290,388 | 2,629,056 |
| Turbogeneradores Maracay, C.A.* | 3,411,542 | 2,459,717 |
| MANPA Centroamérica, C.A. (joint business) | 763,250 | - |
| Turboven Maracay Company Inc.* | 100,160 | 100,160 |
| Turboven Cagua Company Inc.* | 19,782 | 19,782 |
| Agroindustrial Mandioca, C.A. (associated company) | - | 7,195 |
| | 8,585,122 | 5,215,910 |

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.




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At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

## 18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

***Board of Directors***

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

***Salary and wages***

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.3.943,6 million (some Bs.3,187.8 million in 2004 for 40 persons).

***Compromises for insurances and other concepts***

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:



| | 2005 | 2004 |
|---|---|---|
| Short-term remuneration to administrators | 3,549,304 | 2,869,146 |
| After-employment severance benefits | 394,367 | 318,794 |
| Remuneration to the Board of Directors | 1,528,183 | 1,056,348 |

**19. RISK MANAGEMENT**

***Risks of interest, type of exchange and prices***

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

***Credit risks***

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.




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***Price Control***

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

***Concentration of operations***

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

**20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY**

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

| | (in thousand US$) | |
|---|---|---|
| | 2005 | 2004 |



| | | |
|---|---|---|
| Assets: | | |
| Cash and temporary investments | 5,701 | 10,491 |
| Available investments for sale | 4,035 | 345 |
| Commercial accounts receivable | 1,325 | 8,937 |
| Accounts receivable to related companies | 5,600 | 5,482 |
| Guaranteed deposits | 3,500 | 1,320 |
| Advances to suppliers and sundry debtors | 1,372 | 1,556 |
| | 21,533 | 28,131 |
| Liabilities: | | |
| Documents payable | - | 1,295 |
| Commercial accounts payable | 19,576 | 11,027 |
| Accounts payable to related companies | 2,350 | 1,369 |
| Accumulated expenses payable and others | 1,270 | 1,736 |
| | 23,196 | 15,427 |

**21. COMMITMENTS AND CONTINGENCIES**

***Bonds and guarantees granted***

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.




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***Open Letters of Credits***

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

***Contingencies***

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

**22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004**

International Financial Reporting Standards (IFRS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.



As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Financial Reporting Standards (IFRS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IFRS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IFRS´s is January 1, 2004.

***Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):***

| | As CNV standards | Effect for transition to IFRSs | | According to IFRS |
|---|---|---|---|---|
| Property, plant and equipment - net | 476,304,208 | (31,427,847) | 1 | 444,876,361 |
| Spare parts | 6,587,480 | (6,587,480) | 1 | - |
| Investment in associates and joint businesses | 4,020,200 | (2,173,159) | 2 | 1,847,041 |
| Other assets | 1,390,042 | (1,390,042) | 3 | - |
| Total non current assets | 488,301,930 | (41,578,528) | | 446,723,402 |
| Other current assets | 10,325,755 | (10,325,755) | 4 | - |
| Expenses paid in advance | 885,614 | (187,269) | 9 | 698,345 |
| Inventories | 42,434,480 | (9,663,397) | 1 | 32,771,083 |
| Advances to suppliers | 4,813,668 | (961,416) | 5 | 3,852,252 |
| Effects and accounts receivable – net | 80,294,402 | (897,290) | 5 | 79,397,112 |
| Investments available for sale | - | 899,770 | 6 | 899,770 |
| Cash and cash equivalents | 23,142,558 | (643,153) | 6 | 22,499,405 |



| | | | | |
|---|---|---|---|---|
| Total current assets | 161,896,477 | (21,778,510) | | 140,117.967 |
| TOTAL ASSETS | 650,198,407 | (63,357,038) | | 586,841,369 |
| SHAREHOLDERS' EQUITY | 560,670,334 | (127,084,311) | | 433,586,023 |
| | As CNV standards | Effect for transition to IFRSs | | According to IFRS |
| MINORITY INTERESTS | 1,712,875 | (1,712,875) | 7 | |
| Other liabilities and differed credits | 416,821 | (416,821) | 10 | - |
| Provision for long-term seniority payment | 9,691,114 | (7,203,695) | 9 | 2,487,419 |
| Lending differed income tax | 6,750,000 | 60,484,527 | 8 | 67,234,527 |
| Non current liability | 16,857,935 | 52,864,011 | | 69,721,946 |
| Provision for short-term seniority payment | - | 2,694,704 | | 2,694,704 |
| Accounts payable | 36,238,540 | 6,876,127 | 7 | 43,114,667 |
| Documents payable | 2,486,040 | - | | 2,486,040 |
| Obligations and commercial papers | 2,937,900 | (47,690) | 9 | 2,890,210 |
| Short-term loans | 561,914 | (561,914) | | - |
| Promissory notes and bank overdrafts | 12,800,000 | 659,268 | 9 | 13,459,268 |
| Dividends payable | 4,145,728 | - | | 4,145,728 |
| Taxes payable | 3,575,156 | 11,169,627 | 8 | 14,742,783 |
| Accumulated expenses payable | 8,213,985 | (8,213,985) | 9 | - |
| Total current liabilities | 70,957,263 | 12,576,137 | | 85,533,400 |
| TOTAL LIABILITIES | 87,815,198 | 65,440,148 | | 153,255,346 |
| TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES | 650,198,407 | (63,357,038) | | 586,841,369 |

**Notes to balance reconciliation:**



1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IFRS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

***Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):***

| As CNV standards | Effect for transition to | According to IRFS |
|---|---|---|



| | | IRFSs | | |
|---|---|---|---|---|
| Sales income and others | 417,151,665 | (33,998,733) | 1 | 383,152,932 |
| Sales cost | 290,986,976 | (20,131,150) | 2 | 270,855,826 |
| Gross income | 126,164,689 | (13,867,583) | | 112,297,106 |
| Costs and expenses: | | | | |
| Sales expenses | 30,507,190 | (8,225,017) | 1 | 22,282,173 |
| Overheads and administrative expenses | 17,687,956 | (79,870) | 6 | 17,608,086 |
| Income from selling assets | (47,023) | (294,728) | 6 | (341,751) |
| Operating income | 78,016,566 | (5,267,968) | | 72,748,598 |
| Participation in results | (3,534,010) | 3,164,743 | 3 | (369,267) |
| Financial costs | (3,235,011) | 221,768 | 7 | (3,013,243) |
| Financial income | 466,638 | (21,314) | 7 | 445,324 |
| Exchange differences - net | 3,425,910 | (471,217) | 7 | 2,954,693 |
| Other income (disbursements): | | | | |
| Provision for investment | 3,005,275 | (2,638,964) | 4 | 366,311 |
| Loss in operations with securities | (7,945,773) | 534,498 | 7 | (7,411,275) |
| Net loss in foreign currency hedge agreements | (417,348) | - | 7 | (417,348) |
| ADR commissions | - | (646,810) | 7 | (646,810) |
| Debit tax | (3,329,929) | 223,998 | 7 | (3,105,931) |
| Others – net | 109,478 | 451,774 | 7 | 561,252 |
| Monetary result form the fiscal year | (2,866,206) | 2,866,206 | 5 | - |
| Income before taxes | 63,695,590 | (1,583,286) | | 62,112,304 |
| Income tax | (16,165,082 | (7,739,840) | 6 | (8,425,242) |
| Net income | 47,530,508 | 6,156,554 | | 53,687,062 |

**Notes to balance reconciliation:**

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see




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note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.

2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

***Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:***

| | As CNV standards | Effect for transition to IFRSs | | According to IFRS |
|---|---|---|---|---|
| Operating activities – | | | | |
| Net cash provided for | 56,694,850 | 12,740,003 | 1 | 43,954,847 |
| Investing activities – | | | | |
| Net cash used in | (17,980,522) | (4,363,066) | 2 | (13,617,456) |
| Financing activities – | | | | |
| Net cash used in | (27,711,221) | (2,688,536) | 3 | (25,022,685) |
| Effects of inflation on cash and cash equivalents | (4,417,985) | (4,147,985) | 3 | - |
| Effect of devaluation on cash and cash equivalents | - | (3,418,780) | | 3,418,780 |
| Cash increase and cash equivalents | 6,855,122 | (1,878,364) | 1 | 8,733,486 |
| Cash and cash equivalents at the beginning | 16,287,436 | 2,521,517 | 3 | 13,765,919 |




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| | | | | |
|---|---|---|---|---|
| Cash and cash equivalents at the end | 23,142,558 | 643,153 | 1 | 22,499,405 |

**Notes to balance reconciliation:**

1. The effects are mainly due to the increase of the net income under the IFRS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

***Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IFRS 1:***

The IFRS 1 allows companies to adopt for the first time the IFRS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided to revert the accumulated effects for translation of all its foreign affiliates that had been registered.
- Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

***Impact of transaction on consolidated shareholders´ equity:***



| | January the 1st, 2004 | December the 31st, 2004 |
|---|---|---|
| Shareholders´ equity according to CNV standards | 450,363,074 | 560,670,334 |
| Registry of differed income tax | (76,992,673) | (71,237,333) |
| Effect of incorporating valuation of property, plant and equipment | 29,842,868 | (55,302,446) |
| Effect of inflation on final inventories | (3,871,219) | (2,528,980) |
| Effect incorporation of net assets of Valores y Acciones 3103,C.A. | 2,920,001 | (5,183,332) |
| Effect deconsolidation of inventory of Manpa Centroamérica | (2,772,786) | (3,485,350) |
| Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products | 1,894,989 | 6,322,470 |
| Effect of translation of foreign affiliates | 4,158,715 | 3,486,025 |
| Effect of inflation on other non-monetary entries | (50,421) | (236,714) |
| Effect of result on investments available for sale | - | 156,935 |
| Others, net | (544,643) | 924,414 |
| Shareholder's equity as per consolidated balance sheet under IAS | 404,947,905 | 433,586,023 |

**3.2. Non-audited consolidated financial statements (interim) at June 30, 2006**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**GENERAL CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2006 AND DECEMBER 31, 2005 AND 2004**

**(Stated in thousand Bs.)**

| | Notes | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| ASSETS | | | | |
| NON-CURRENT ASSETS: | | | | |
| Property, plant and equipment – net | 2 | 420,247,289 | 432,900,402 | 444,876,361 |
| Participation in associates and joint businesses | 3 | 1,157,807 | 1,040,295 | 1,847,041 |
| | | 421,405,096 | 433,940,697 | 446,723,402 |



| | | | | |
|---|---|---|---|---|
| CURRENT ASSETS: | | | | |
| Expenses paid in advance | | 2,545,360 | 1,111,934 | 698,345 |
| Inventory | 4 | 40,893,551 | 57,511,130 | 32,771,083 |
| Advances to suppliers | | 3,453,629 | 3,520,063 | 3,852,252 |
| Bills and accounts receivable – net | 5 | 106,498,377 | 95,337,271 | 79,397,112 |
| Investment available for sale | 6 | 900,308 | 8,816,776 | 899,770 |
| Cash and cash equivalents | 7 | 24,103,201 | 16,111,833 | 22,499,405 |
| Total current assets | | 178,394,426 | 182,409,007 | 140,117,967 |
| TOTAL | | 599,799,522 | 616,349,704 | 586,841,369 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| SHAREHOLDERS' EQUITY: | 8 and 9 | | | |
| Capital stock | | 69,632,690 | 69,632,690 | 69,632,690 |
| Accumulated result from translation of affiliate and joint businesses abroad | | 206,308 | 206,308 | 28,224 |
| Retained earnings: | | | | |
| Legal reserve | | 6,963,269 | 6,963,269 | 6,963,269 |
| Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or subsidiary shares | | 119,593,551 | 119,593,551 | 119,593,551 |
| Undistributed | | 216,120,790 | 227,169,429 | 237,211,354 |
| Result non-realized in investments | 6 | (219,547) | (999,188) | 156,935 |
| Total shareholders' equity | | 412,297,061 | 422,566,059 | 433,586,023 |
| NON-CURRENT LIABILITIES: | | | | |
| Provision for seniority payment, net of long-term advances | | 7,159,321 | 3,572,106 | 2,487,419 |
| Deferred income tax | 11 | 51,775,242 | 54,549,608 | 67,234,527 |
| Total non-current assets | | 58,934,563 | 58,121,714 | 69,721,946 |
| CURRENT LIABILITIES: | | | | |
| Provision for seniority payment, net of long-term advances | | 1,999,808 | 3,869,781 | 2,694,704 |
| Documents payable | 10 | - | - | 2,486,040 |
| Commercial papers | 10 | 7,000,000 | 2,946,531 | 2,890,210 |
| Short-term loans | 10 | 33,188,503 | 47,019,985 | 13,459,268 |
| Dividends payable | 8 | 10,494,281 | 8,733,509 | 4,145,728 |
| Income tax payable | 11 | 613,610 | 293,748 | 14,742,783 |
| Accounts payable | 12 | 75,271,696 | 72,798,377 | 43,114,667 |
| Total current liabilities | | 128,567,898 | 135,661,931 | 83,533,400 |
| Total liabilities | | 187,502,461 | 193,783,645 | 153,255,346 |
| TOTAL | | 599,799,522 | 616,349,704 | 586,841,369 |

See notes to the consolidated financial statements

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED INCOME STATEMENT**

**FOR THE SIX (6) MONTHS PERIOD ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004**

**(Stated in thousand bolivars)**



| | Notes | 2006 | 2005 |
|---|---|---|---|
| Income for sales | 13 | 201,320,910 | 375,060,280 |
| Sales cost | 14 | 156,066,285 | 284,444,405 |
| Gross profit | | 45,254,625 | 90,615,875 |
| Cost and expenses: | | | |
| Sales expenses | 14 | 15,924,540 | 30,939,453 |
| Overhead and administrative expenses | 14 and 18 | 9,699,024 | 18,985,181 |
| Profit from selling assets | | - | - |
| | | 25,623,564 | 49,924,634 |
| Profit in operations | | 19,631,061 | 40,691,241 |
| Participation in results from joint business | 3 | 126,773 | (919,621) |
| Financial costs | | (3,396,565) | (4,664,484) |
| Financial incomes | | 482,298 | 678,654 |
| Exchange differences – net | 20 | (50,732) | 3,565,400 |
| Loss in swap operations with securities | | (465,908) | (3,671,665) |
| Other incomes (expenditure): | | | |
| Provision for investments | | - | - |
| Net loss from hedge contract in foreign currency | | - | - |
| ADR commissions | | - | (505,370) |
| Bank debit tax | | (362,470) | (3,089,757) |
| Others – net | | 14,877 | (623,152) |
| | | (3,651,727) | (9,292,995) |
| Profit before taxes | | | 31,461,246 |
| Income tax | 11 | | 4,377,017 |
| Net income | | | 35,838,263 |
| Net profit per share: | | | |
| Basic | 1 | | 15,62 |
| Diluted | 1 | | 15,62 |

See notes to consolidated statements

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**




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**CONSOLIDATED STATEMENTS OF CASH FLOW**

**FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004.**

**(Stated in thousand Bs.)**

| | Notes | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| OPERATING ACTIVITIES: | | | | |
| Net earnings | | 16,479,474 | 35,838,263 | 53,687,062 |
| Adjustments to conciliate the net income with the cash provided by the operating activities: | | | | |
| Exchange differences - net | 20 | 50,732 | (3,565,400) | (2,954,693) |
| Participation in results from joint businesses | | (126,773) | 919,621 | 369,267 |
| Deferred income tax | 11 | (2,774,366) | (12,684,919) | (10,838,938) |
| Tax provision | 11 | 2,274,226 | 8,307,902 | 19,264,180 |
| Non-realized result from investments | | - | (1,156,123) | 156,935 |
| Realized result from investments | | 779,641 | - | - |
| Result from translation of affiliate and joint businesses | | 9,261 | (803,587) | (1,876,643) |
| Result from selling property, plant and equipment | 2 | - | - | 341,751 |
| Costs of financing | | 3,396,565 | 4,664,484 | 3,013,243 |
| Income from financing | | (482,298) | (678,654) | (445,324) |
| Depreciation | 2 | 11,610,807 | 22,299,074 | 21,584,495 |
| Cash flow from operations before work capital movements | | 31,217,269 | 53,140,661 | 82,301,335 |
| Changes in operating assets and liabilities: | | | | |
| Reduction (increase) in: | | | | |
| Bills and accounts receivable | | (11,161,106) | (12,204,966) | (23,103,766) |
| Advances to suppliers | | 66,434 | 1,873,901 | (600,012) |
| Inventories | | 16,617,579 | (24,740,047) | 6,146,674 |
| Expenses paid in advance | | (1,433,426) | (413,589) | 108,981 |
| Increase (reduction) in: | | | | |
| Accounts payable | | 2,422,587 | 26,397,944 | (8,106,374) |
| Provision for seniority payment, net of payments | | 1,717,242 | 2,259,764 | 696,779 |
| Interests paid | | (3,021,495) | (3,246,770) | (2,751,837) |
| Interests collected | | 482,298 | 678,654 | 445,324 |
| Taxes paid | | (1,954,364) | (22,756,937) | (11,182,257) |
| Net cash provided for operating activities | | 34,953,018 | 20,988,615 | 43,954,847 |
| INVESTMENT ACTIVITIES: | | | | |
| Reduction (increase) in investments available for sale | 6 | 7,916,468 | (7,917,006) | (791,970) |
| Sale (purchasing) of property, plant and equipment | 2 | 1,042,306 | (9,454,319) | (12,825,486) |
| Net cash provide for (used in) investment activities | | 8,958,774 | (17,371,325) | (13,617,456) |
| FINANCING ACTIVITIES: | | | | |
| Amount in shot-term loans | 10 | (14,206,552) | 32,143,003 | 2,518,700 |
| Amount of issuing commercial papers | 10 | 7,000,000 | 8,808,700 | 11,937,900 |
| Amortization of commercial papers | 10 | (2,946,531) | (8,752,379) | (14,475,232) |
| (Reduction) increase in documents payable | 10 | - | (2,486,040) | 1,263,309 |
| Cash dividends | 8 | (25,767,341) | (41,292,407) | (26,267,362) |



| | Note | | | |
|---|---|---|---|---|
| Net cash used in financing activities | | (35,920,424) | (11,579,123) | (25,022,685) |
| (REDUCTION) INCREASE NET IN CASH AND CASH EQUIVALENTS | | 7,991,368 | (7,961,833) | 5,314,706 |
| EFFECT OF DEVALUATION ON CASH AND CASH EQUIVALENTS | 7 | - | 1,574,261 | 3,418,780 |
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR | 7 | 16,111,833 | 22,499,405 | 13,765,919 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR | | 24,103,201 | 16,111,833 | 22,499,405 |

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2006 and the years ended at December 31, 2005 and 2004 restated in thousand bolivars]

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2006 AND THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004**

**(Stated in thousand bolivars)**

**3. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

***Organization*** – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

***Adoption of the International Financing Reporting Standards (IFRS)*** – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Financing Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International




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Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

***Significant accounting policies*** – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

***a. Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets,
- Useful life of property, plant and equipment,
- Valuation of goodwill,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IFRS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

***b. Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de







Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

***c. Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

***d. Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

***e. Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:




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| Entity | % of Voting Rights | Reason why it is considered Associated |
|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | The Company does not have a significant influence on operations of the associated company. |
| Corporación Forestal Orinoco, C.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Fibras Secundarias, S.A. | 33 | The Company does not have a significant influence on operations of the associated company. |
| Central Cariaco | 25.62 | The Company does not have a significant influence on operations of the associated company. |

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

***Participation in joint business*** – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

***f. Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining




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useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 7-20 |
| Automotive vehicles | 3-6 |
| Furniture, fittings and others | 3-5 |

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

***g. Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is




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independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

***i. Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of



fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

***j. Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual




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independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

**k. Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

***l. Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

***m. Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included




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premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

***n. Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

***o. Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

***p. Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:



- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

***q. Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

***r. Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the



effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

***s. Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

***t. Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

***u. Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

***v. Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.




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On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

**w. Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

**x. Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

***y. Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.



## 2. PROPERTY, PLANT AND EQUIPMENT

For the six-month period ended at June 30, 2006 and for years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

| | Land and Buildings | Machinery and Equipment | Furniture, Automotive Vehicles and Equipment | In-process Constructions | Total |
|---|---|---|---|---|---|
| COST: | | | | | |
| At December 31, 2003 | 90,119,622 | 358,507,147 | 6,765,472 | - | 455,392,241 |
| Additions | 17,749 | 1,577,993 | 879,830 | 10,349,914 | 12,825,486 |
| Withdrawals | - | (3,861) | (6,050) | - | (9,911) |
| Effects for translation of foreign affiliate | 218,567 | 834,010 | 19,385 | - | 1,071,962 |
| At December 31, 2004 | 90,355,938 | 360,915,289 | 7,658,637 | 10,349,914 | 469,279,778 |
| Additions | 41,330 | 2,943,164 | 1,676,524 | 4,793,301 | 9,454,319 |
| Transfers | - | 13,749,783 | - | (13,749,783) | - |
| Effects for translation of foreign affiliate | 156,895 | 599,444 | 13,934 | 489,070 | 1,259,343 |
| At December 31, 2005 | 90,554,163 | 378,207,680 | 9,349,095 | 1,882,502 | 479,993,440 |
| ACCUMULATED DEPRECIATION: | | | | | |
| At December 31, 2003 | (189,387) | (2,139,567) | (20,915) | - | (2,349,869) |
| Additions | (3,851,609) | (16,710,512) | (1,022,374) | - | (21,584,495) |
| Withdrawals | - | - | 9,835 | - | 9,835 |




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| | | | | | |
|---|---|---|---|---|---|
| Effects for translation of foreign affiliate | (38,489) | (445,134) | 4,735 | - | (478,888) |
| At December 31, 2004 | (4,079,485) | (19,295,213) | (1,028,719) | - | (24,403,417) |
| Additions | (3,853,511) | (17,436,828) | (1,008,735) | - | (22,299,074) |
| Effects for translation of foreign affiliate | (33,460) | (355,192) | (1,895) | - | (390,547) |
| At December 31, 2005 | (7,966,456) | (37,087,233) | (2,039,349) | - | (47,093,038) |
| Total at December 31, 2005 | 82,587,707 | 341,120,447 | 7,309,746 | 1,882,502 | 432,900,402 |
| Total at December 31, 2004 | 86,276,453 | 341,620,076 | 6,629,918 | 10,349,914 | 444,876,361 |

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

**3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES**



At June 30, 2006 and at December 31, 2005 and 2004 participation in associated companies and joint businesses comprises the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Participation in associated companies | - | - | - |
| Participation in joint businesses | 1,157,807 | 1,040,295 | 1,847,041 |
| | 1,157,807 | 1,040,295 | 1,847,041 |

***Participation in associated companies***

At June 30, 2006 and at December 31, 2005 and 2004 participation in associated companies comprises the following (in thousand bolivars):

| | % | 2005 | 2004 |
|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 20 | 2,577,243 | 2,577,243 |
| Corporación Forestal Orinoco, C.A. | 33 | 769,112 | 769,112 |
| Central Cariaco | 25.62 | 88,371 | 88,371 |
| Fibras Secundarias, S.A. | 33 | 80,619 | 80,619 |
| | | 3,515,345 | 3,515,345 |
| Less – Losses from deterioration | | (3,515,343) | (3,515,343) |
| | | - | - |

At date of this report, the Company does not have updated financial information of these companies.

***Participation in joint businesses***

At June 30, 2006 and at December 31, 2005 and 2004 participation in joint businesses comprises the following (in thousand bolivars):

| | % | 2005 | 2004 |
|---|---|---|---|
| Simco Recycling Inc. | 50 | (2,432,726) | (1,110,720) |
| Manpa Centroamérica, C.A. | 50 | 3,473,021 | 2,957,761 |
| | | 1,040,295 | 1,847,041 |

**4. INVENTORIES**




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At June 30, 2006 and at December 31, 2005 and 2004 inventories comprised the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Finished products | 17,546,419 | 20,656,984 | 8,688,241 |
| In-process products | 453,208 | 366,120 | 73,411 |
| Raw materials | 15,155,741 | 18,567,845 | 17,322,102 |
| Spare parts | 7,810,882 | 6,998,642 | 5,661,140 |
| In-transit inventory | 1,590,584 | 12,584,822 | 3,081,668 |
| | 42,556,834 | 59,174,413 | 34,826,562 |
| Less – provision for obsolescence | (1,663,283) | (1,663,283) | (2,055,479) |
| | 40,893,551 | 57,511,130 | 32,771,083 |

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

At the end of June 30, 2006 and for the years ended at December 31, 2005 and 2004 the movement of the provision for obsolescence is as follows (in thousand bolivars).

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Initial balance | (1,663,283) | (2,055,479) | (1,080,000) |
| Provision | - | - | (975,479) |
| Reverse | - | 392,196 | - |
| Final balance | (1,663,283) | (1,663,283 | (2,055,479) |

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

**5. BILLS AND ACCOUNTS RECEIVABLE**




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At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Commercial | 70,275,189 | 56,958,238 | 62,507,057 |
| Related companies (Note 17) | 7,294,520 | 12,413,496 | 10,946,691 |
| Employees | 813,418 | 429,642 | 482,280 |
| Sundry debtors | 980,555 | 872,084 | 599,333 |
| Income tax paid in advance | 721,566 | 2,400,339 | - |
| VAT – paid in excess (Note 11) | 19,525,506 | 14,904,864 | 4,277,288 |
| Tax credit VAT – Net for compensating (Note 11) | 1,285,501 | 1,492,571 | - |
| Guaranteed deposits | 7,523,954 | 7,523,954 | 2,533,503 |
| | 108,420,209 | 96,995,188 | 81,346,152 |
| Less – provision for doubtful accounts | (1,921,832) | (1,657,917) | (1,949,040) |
| | 106,498,377 | 95,337,271 | 79,397,112 |

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Initial balance | (1,657,917) | (1,949,040) | (2,999,993) |
| Provision | (515,564) | (772,485) | (1,207,193) |
| Sanctions | 251,649 | 1,063,608 | 2,258,146 |
| | (1,921,832) | (1,657,917) | (1,949,040) |




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Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

Sales commitments for the year 2006 amounts to bs.26,888 million.

**6. INVESTMENTS AVAILABLE FOR SALE**

At June 30, 2006 and at December 31, 2005 and 2006 the investments available for sale at short-term comprise the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Investment and shares available for sale | 900,308 | 902,184 | 899,770 |
| Bonds available for sale | - | 7,914,592 | - |
| | 900,308 | 8,816,776 | 899,770 |

***Investments and shares available for sale***

At June 30, 2006 and at December 31, 2005 and 2004 investments and shares available for sale include the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Investment portfolio | 757,702 | 759,578 | 677,749 |
| Shares in: | | | |
| Central Portuguesa, S.A | 354,516 | 354,516 | 354,516 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 142,606 | 142,606 | 222,021 |
| Corporación Forestal Venezuela, C.A. | 47,817 | 47,817 | 47,817 |
| | 1,302,641 | 1,304,517 | 1,302,103 |
| Less – loss from deterioration | (402,333) | (402,333) | (402,333) |
| | 900,308 | 902,184 | 899,770 |




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At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders' equity.

***Bonds available for sale***

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

| | Acquisition Cost | Non-Realized Result | Reasonable Value |
|---|---|---|---|
| Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75% | 4,495,650 | (476,539) | 4,019,111 |
| Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00% | 4,495,650 | (600,169) | 3,895,481 |
| | 8,991,300 | (1,076,708) | 7,914,592 |

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

At December 31, 2005, bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

***Non-realized result in investments***

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Investment and shares available for sale | 5,233,679 | 77,520 | 156,935 |




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| | | | |
|---|---|---|---|
| Bonds available for sale | 18,869,522 | (1,076,708) | - |
| | 24,103,201 | (999,188) | 156,935 |

## 7. CASH AND CASH EQUIVALENTS

At June 30, 2006 and at December 31, 2005 and 2004 cash and cash equivalents comprise the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash and cash in banks | 5,233,679 | 2,808,221 | 8,347,453 |
| Bank placements | 18,869,522 | 13,303,612 | 14,151,952 |
| | 24,103,201 | 16,111,833 | 22,499,405 |

## 8. SHAREHOLDERS' EQUITY

### *Capital stock*

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National




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Securities and Exchange Commission as per official communication No. CNV-OP-033 as of February 4, 2002.

***Legal Reserve***

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

***Accumulated result for translation of affiliate and joint businesses abroad***

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Afiliates: | | | |
| Vencaribbean Paper Products, Ltd. | (347,673) | (347,673) | (322,884) |
| Joint businesses: | | | |
| Manpa Centroamérica, C.A. | 829,702 | 829,702 | 472,575 |
| Simco Recycling Inc. | (275,721) | (275,721) | (121,467) |
| | 206,308 | 206,308 | 28,224 |

***Cash dividends***

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,080.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.




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***Retained earnings***

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

***American Depositary Receipt (ADR)***

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

**9. CONTROL ON FOREIGN INVESTMENTS (SIEX)**

At December 31, 2005 the Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).







c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

## 10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At June 30, 2006 and at December 31, 2005 and 2004 commercial papers and short-term loans are comprised as follows (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Issuance of commercial papers | 7,000,000 | 2,946,531 | 2,890,210 |
| Short-term loans | 33,188,503 | 47,019,985 | 13,459,268 |
| Documents payable | - | - | 2,486,040 |
| | 40,188,503 | 49,966,516 | 18,835,518 |

***Issuance of obligations and commercial papers***

At June 30, 2006 and at December 31, 2005 and 2004 issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

| | **2005** | **2006** | **2004** |
|---|---|---|---|
| **Bolivars:** | | | |
| Fixed interest | 7,000,000 | 2,946,531 | 2,890,210 |

***Short-term loans***

At December 31, short-term loans are represented (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable. | 33,188,503 | 47,019,985 | 13,459,268 |

At June 30, 2006 the Company holds lines of credit with different financial institutions for Bs.115,905,300 and has available Bs.30,485,571 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.




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Average interest rates from loans indicated above ranged between 10.5% and 15% for the six-month period ended at June 30, 2006 and 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

## 11. TAX PROVISION

***Consolidated tax group***

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

***Fiscal years subject to tax inspection***

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

***Balances kept with the Tax Administration***

Debit and credit balances with the Tax Administration at June 30, 2006 and at December 31, 2005 and 2004 are the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Accounts receivable: | | | |
| Income tax paid in excess | 721,566 | 2,400,339 | - |
| VAT – paid in excess | 19,525,506 | 14,904,864 | 4,277,288 |
| Tax credit VAT – net to compensate | 1,285,501 | 1,492,571 | - |



| | | | |
|---|---|---|---|
| | 21,532,573 | 18,797,774 | 4,277,288 |
| Accounts payable: | | | |
| Income tax payable | 613,610 | 293,748 | 14,742,783 |
| Withheld third-party VAT payable | 1,009,814 | 918,252 | 740,529 |
| | 1,623,424 | 1,212,000 | 15,483,312 |

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

***Income tax***

Income tax at June 30, 2006 and at December 31, 2005 and 2004 is summarized as follows (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Tax on taxable income net | 2,485,887 | 8,820,272 | 20,223,124 |
| Less: | | | |
| Rebate for investments in property, plant and equipment and other credits | (211,661) | (1,341,708) | (366,847) |
| | 2,274,226 | 7,478,564 | 19,856,277 |
| Income tax from previous year | - | 829,338 | (592,097) |
| Total current income tax | 2,274,226 | 8,307,902 | 19,264,180 |
| Deferred income tax | (2,274,366) | (12,684,919) | (10,838,938) |
| | (500,140) | (4,377,017) | 8,425,242 |

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):



| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Bs. | % | Bs. | % |
| Tax and tax rate applicable to income as per books | 10,694,824 | 34 | 21,118,183 | 34 |
| Base difference in inventories and fixed assets | 4,961,660 | 16 | 8,259,300 | 13 |
| Tax adjustment for inflation | (8,108,928) | (26) | (7,609,773) | (12) |
| Dividends received | | | | |
| Foreign income | | | | |
| Other non-deductible expenses | 4,383,932 | 14 | 2,028,287 | 3 |
| Other non-taxable income | (3,111,216) | (10) | (3,107,812) | (5) |
| Others net | | | (465,061) | (1) |
| Effects of rebate for investment in property, plant and equipment | (1,341,708) | (4) | (366,847) | (1) |
| Tax expenses and tax rate applicable to income as per the books | 7,478,564 | 24 | 19,856,277 | 31 |

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The




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Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at June 30, 2006 and at December 31, 2005 and 2004 is shown below (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Liabilities for differed income tax** | | | |
| Differences based on property, plant and equipment | 71,642,726 | 74,491,457 | 84,325,609 |
| Income from leasing based on cash | 1,289,889 | 1,189,084 | 829,880 |
| | 72,932,615 | 75,680,541 | 85,155,489 |
| **Assets for differed income tax** | | | |




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| | | | |
|---|---|---|---|
| Base differences on inventories | 13,006,390 | 12,316,343 | 9,244,579 |
| Provisions and allowances | 5,395,146 | 5,231,073 | 4,643,953 |
| Base differences on investments | 1,792,672 | 1,667,067 | 3,857,467 |
| Tax losses carryforwards | 918,187 | 1,836,373 | 94,886 |
| Tax credits carryforwards | 44,978 | 80,077 | 80,077 |
| | 21,157,373 | 21,130,933 | 17,920,962 |
| Net of differed tax | 51,775,242 | 54,549,608 | 67,234,527 |

**12. ACCOUNTS PAYABLE**

At June 30, 2006 and at December 31, 2005 and 2004 accounts payable are comprised as follows (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Commercial | 54,105,761 | 53,780,859 | 27,667,140 |
| Related parts (Note 17) | 7,000,919 | 8,585,122 | 5,215,910 |
| Others | 4,848,679 | 2,229,675 | 1,024,093 |
| Withheld VAT from third-parties payable | 1,009,814 | 918,252 | 740,529 |
| Accumulated expenses payable | 8,306,523 | 7,284,469 | 8,466,995 |
| | 75,271,696 | 72,798,377 | 43,114,667 |

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505 million and Bs.1,781 million, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.




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- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

**13. INCOME**

At December 31, income includes the following (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Sales of goods | 199,399,576 | 373,406,646 | 382,426,108 |
| Income from leasing | 1,120,527 | 845,910 | 231,000 |
| Income from services | 800,807 | 807,724 | 495,824 |
| | 201,320,910 | 375,060,280 | 383,152,932 |

**14. RESULTS FROM THE FISCAL YEAR**

At June 30, 2006 and at December 31, 2005 and 2004 results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Depreciation and amortization | 11,610,807 | 22,299,074 | 21,584,495 |
| Cost of inventory acknowledged in results | 80,684,911 | 169,488,295 | 160,785,492 |
| Employee benefits | 26,227,306 | 42,954,679 | 32,284,867 |

**15. INFORMATION BY BUSINESS SEGMENT**









***Segmentation criteria***

Information by segments is structured based on the different Company business lines.

***Main business segments***

Business lines described below have been set based on the organizing structure of the Company in effect at closure of June 30, 2006 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

The Company centered its activity in the following big business lines:

***Printing, writing and packing paper -***

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

***Tissue paper*** – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

***Services and rentals*** – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

***Corporate*** – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

***Geographic segment***

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.



***Bases and methodology of information by business segment***

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the six-month period ended at June 30, 2006 and for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

<u>**December 2006**</u>

| | Printing writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 97,434,563 | 93,708,312 | 1,921,334 | - | 193,064,209 |
| Export sales | 1,984,205 | 6,272,496 | - | - | 8,256,701 |
| Sales among segments – local | - | - | 4,789,490 | (4,789,490) | - |
| Sales among segments – export | 92,710 | 2,661,873 | - | (2,754,583) | - |
| Total income | 95,511,478 | 102,642,681 | 6,710,824 | (7,544,073) | 201,320,910 |
| Costs and expenses | 93,001,777 | 91,492,544 | 6,157,589 | (9,027,178) | 181,624,732 |
| Operating results | 6,509,701 | 11,150,137 | 553,235 | 1,483,105 | 19,696,178 |
| Participation in results from joint-business companies | - | - | - | - | 126,773 |
| Financial income | - | - | - | - | 482,298 |
| Financial expenses and others | - | - | - | - | (4,325,915) |
| Results before taxes | - | - | - | - | 15,979,334 |
| Results after taxes | - | - | - | - | 16,479,474 |
| Depreciation | 5,750,624 | 4,857,088 | 1,003,095 | - | 11,610,807 |



| | | | | | |
|---|---|---|---|---|---|
| Capital investments | 1,357,348 | 30,745 | - | - | 1,388,093 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 245,984,746 | 248,611,676 | 37,486,343 | (27,833,194) | 504,249,571 |
| Assets per corporate segments | - | - | - | - | 6,899,297 |
| Participation in associated companies | 1,157,807 | - | - | - | 1,157,807 |
| Undistributed corporate assets | - | - | - | - | 87,492,847 |
| Total consolidated assets | | | | | 599,799,522 |
| Liabilities | | | | | |
| Liabilities by segments | 43,528,038 | 10,390,246 | 146,574 | (27,833,194) | 26,231,664 |
| Liabilities by corporate segments | - | - | - | - | 9,159,129 |
| Undistributed corporate liabilities | - | - | - | - | 152,111,668 |
| Total consolidated liabilities | | | | | 187,502,461 |

**December 2005**

| | Printing, writing and packing paper | Tissue paper | *Services and rentals* | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 192,580,704 | 156,416,297 | 1,653,634 | - | 350,650,635 |
| Export sales | 14,247,896 | 10,161,749 | - | - | 24,409,645 |
| Sales among segments – local | - | - | 8,226,918 | (8,226,918) | - |
| Sales among segments – export | 40,707 | 5,327,337 | - | (5,368,044) | - |
| Total income | 206,869,307 | 171,905,383 | 9,880,552 | (13,594,962) | 375,060,280 |
| Costs and expenses | 173,194,361 | 163,666,603 | 10,424,202 | (12,916,127) | 334,369,039 |
| Operating results | 33,674,946 | 8,238,780 | (543,650) | (678,835) | 40,691,241 |
| Participation in | | | | | |



| | | | | | |
|---|---|---|---|---|---|
| results from joint-business companies | - | - | - | - | (919,621) |
| Financial income | - | - | - | - | 678,654 |
| Financial expenses and others | - | - | - | - | (8,989,028) |
| Results before taxes | - | - | - | - | 31,461,246 |
| Results after taxes | - | - | - | - | 35,838,263 |
| Depreciation | 9,253,411 | 9,075,817 | 3,969,846 | - | 22,299,074 |
| Capital investments | 3,482,764 | 5,970,150 | 1,405 | - | 9,454,319 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 260,684,025 | 250,978,288 | 42,728,449 | (10,068,085) | 544,322,677 |
| Assets per corporate segments | - | - | - | - | 7,657,232 |
| Participation in associated companies | 1,040,295 | - | - | - | 1,040,295 |
| Undistributed corporate assets | - | - | - | - | 63,329,500 |
| Total consolidated assets | | | | | 616,349,704 |
| Liabilities | | | | | |
| Liabilities by segments | 37,679,175 | 34,496,330 | 6,350,101 | (20,6323,668) | 57,901,938 |
| Liabilities by corporate segments | - | - | - | - | 187,356 |
| Undistributed corporate liabilities | - | - | - | - | 135,694,351 |
| Total consolidated liabilities | - | - | - | - | 193,783,645 |

**December 2004**

| | Printing, writing and packing paper | Tissue paper | Services and rentals | Removals | Total |
|---|---|---|---|---|---|
| **Income statement** | | | | | |
| Local sales | 229,398,076 | 124,997,520 | 726,824 | - | 355,122,420 |



| | | | | | |
|---|---|---|---|---|---|
| Export sales | 15,993,564 | 12,036,948 | - | - | 28,030,512 |
| Sales among segments – local | - | - | 6,041,004 | (6,041,004) | - |
| Sales among segments – export | 345,599 | 2,392,249 | - | (2,737,848) | - |
| Total income | 245,737,239 | 139,426,717 | 6,767,828 | (8,778,852) | 383,152,932 |
| Costs and expenses | 180,224,101 | 130,066,754 | 8,584,560 | (8,471,081) | 310,404,334 |
| Operating results | 65,513,138 | 9,359,963 | (1,816,732) | (307,771) | 72,748,598 |
| Participation in results from joint-business companies | - | - | - | - | (369,267) |
| Financial income | - | - | - | - | 445,324 |
| Financial expenses and others | - | - | - | - | (10,712,351) |
| Results before taxes | - | - | - | - | 62,112,304 |
| Results after taxes | - | - | - | - | 53,867,062 |
| Depreciation | 10,605,028 | 8,617,980 | 2,361,487 | - | 21,584,495 |
| Capital investments | 970,397 | 11,855,044 | 45 | - | 12,825,486 |
| **Balance sheet** | | | | | |
| Assets | | | | | |
| Assets per segment | 261,448,840 | 254,946,852 | 41,874,871 | (17,722,787) | 540,547,776 |
| Assets per corporate segments | - | - | - | - | 8,443,393 |
| Participation in associated companies | 1,847,041 | - | - | - | 1,847,041 |
| Undistributed corporate assets | - | - | - | - | 36,003,159 |
| Total consolidated assets | | | | | 586,841,369 |
| Liabilities | | | | | |
| Liabilities by segments | 18,068,520 | 26,457,136 | 6,662,035 | (22,955,877) | 28,231,814 |
| Liabilities by corporate segments | - | - | - | - | 10,235,333 |
| Undistributed corporate | | | | | |




INTERPRETE
PUBLICO



| | | | |
|---|---|---|---|
| liabilities | - | - | 114,788,199 |
| Total consolidated liabilities | | | 153,255,346 |

## 16. OPERATING LEASING

***The Company as lessor***

Income form leasing property amounted to Bs.1,121 million for the six-month period ended at June 30, 2006 (Bs.846 million in December 2005 and Bs.231 million in December 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Less than a year | 2,139,036 | 845,910 |
| Up to two years | 4,278,074 | 1,691,819 |
| | 6,417,110 | 2,537,729 |

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

***The Company as lessee***

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

## 17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.







During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

| | 2005 | 2004 |
|---|---|---|
| Inventory sales | 9,332,460 | 7,618,484 |
| Inventory purchases | 9,172,106 | 16,785,609 |
| Purchases of electricity | 17,426,164 | 14,029,667 |
| Administrative services | 25,340 | 24,320 |

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

| | 2005 | 2005 | 2004 |
|---|---|---|---|
| Accounts receivable: | | | |
| MANPA Centroamérica, C.A. (joint business) | 1,889,028 | 7,011,952 | 6,499,132 |
| Simco Recycling, Inc. (joint business) | 4,858,011 | 4,816,468 | 3,884,667 |
| Agroindustrial Mandioca, C.A. (associated company) | 268,253 | 342,150 | 380,327 |
| Corporación Industrial de Energía, C.A. S.A.C.A. | 225,907 | 203,848 | 150,409 |
| Turboven Maracay Company Inc. Sucursal* | 32,674 | 31,117 | 31,117 |
| Agropecuaria Mandioca, C.A. (associated company) | 1,040 | 1,040 | 1,039 |
| Turbogeneradores Maracay, C.A.* | 19,607 | 6,921 | - |
| | 7,294,520 | 12,413,496 | 10,946,691 |
| Accounts payable: | | | |
| Simco Recycling, Inc. (joint business) | 3,306,448 | 4,290,388 | 2,629,056 |
| Turbogeneradores Maracay, C.A.* | - | 3,411,542 | 2,459,717 |
| MANPA Centroamérica, C.A. (joint business) | 3,558,009 | 763,250 | - |



| | | | |
|---|---|---|---|
| Turboven Maracay Company Inc.* | 101,746 | 100,160 | 100,160 |
| Turboven Cagua Company Inc.* | 19,782 | 19,782 | 19,782 |
| Agroindustrial Mandioca, C.A. (associated company) | 14,934 | - | 7,195 |
| | 7,000,919 | 8,585,122 | 5,215,910 |

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At June 30, 2006 and at December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

At June 30, 2006 and at December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

**18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS**

***Board of Directors***

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

***Salary and wages***

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5,349.7 million (some Bs.4,458.1 million in 2004 for 40 persons).

***Compromises for insurances and other concepts***



After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

| | 2005 | 2004 |
|---|---|---|
| Short-term remuneration to administrators | 3,549,304 | 2,869,146 |
| After-employment severance benefits | 394,367 | 318,794 |
| Remuneration to the Board of Directors | 1,528,183 | 1,056,348 |

**19. RISK MANAGEMENT**

***Risks of interest, type of exchange and prices***

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the six-month period ended at June 30, 2006 the Company did not carry out any hedging and it has not identified instruments that may be classified as derivatives.

***Credit risks***



Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At June 30, 2006 and at December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

***Price Control***

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

**20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY**

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

The Company has been carried out the necessary formalities to access foreign exchange aimed at paying its obligations in foreign currency derived from import of goods and services and dividends. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.



Below the monetary assets and liabilities in foreign currency at June 30, 2006 and at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

| | (in thousand US$) | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Assets: | | | |
| Cash and temporary investments | 7,498 | 5,701 | 10,491 |
| Available investments for sale | 352 | 4,035 | 345 |
| Commercial accounts receivable | 1,751 | 1,325 | 8,937 |
| Accounts receivable to related companies | 3,229 | 5,600 | 5,482 |
| Guaranteed deposits | 3,500 | 3,500 | 1,320 |
| Advances to suppliers and sundry debtors | 799 | 1,372 | 1,556 |
| | 17,129 | 21,533 | 28,131 |
| Liabilities: | | | |
| Documents payable | - | - | 1,295 |
| Commercial accounts payable | 19,703 | 19,576 | 11,027 |
| Accounts payable to related companies | 1,538 | 2,350 | 1,369 |
| Accumulated expenses payable and others | 742 | 1,270 | 1,736 |
| | 21,983 | 23,196 | 15,427 |

## 21. COMMITMENTS AND CONTINGENCIES

***Bonds and guarantees granted***

In order to guarantee obligations, at December 31, 2005 the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in



favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

***Open Letters of Credits***

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At June 30, 2005 the open letters of credits for these concepts amount to US$ 13,17 million. (Bs. 28,324 million).

***Contingencies***

At December 31, 2005 there are at country courts certain civil and labor actions against the Company amounting to Bs.1,408 million approximately and to which the corresponding petition for release have been made. The Company and its legal advisors are of the opinion that there are enough merits to argue these demands and consider that the final resolution to such shall not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$567 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative proceeding by the Directorate of the Internal Revenue Service of the Ministry of Finance for noncompliance with delivery of foreign exchange vouchers to the Venezuelan Central Bank due to exports during the effect of the exchange control (years 1994 to 1996) amounting to US$5,321,716 corresponding to 90% of FOB value of customs declarations. The Company and its legal advisors consider enough merits to argue this matter and estimate that its final resolution will not have significant effects on the consolidated financial statements.





**Resolution No.016-86 as of January 27, 1987**

**a) Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2005 and 2004 and the interim financial statements for the period ended June 30, 2006.**

**(In thousand US$)**

| | 6/30/2006 | 12/31/2005 | 12/31/2004 |
|---|---|---|---|
| Assets: | | | |
| Cash and temporary investments | 7,498 | 5,701 | 10,491 |
| Investments available for sale | 352 | 4,035 | 345 |
| Commercial accounts receivable | 1,751 | 1,325 | 8,937 |
| Accounts receivable related companies | 3,229 | 5,600 | 5,482 |
| Guaranteed deposits | 3,500 | 3,500 | 3,500 |
| Advances to suppliers and sundry debtors | 799 | 1,372 | 1,556 |
| | 17,129 | 21,533 | 28,131 |
| Liabilities: | | | |
| Documents payable | - | - | 1,295 |
| Commercial accounts payable | 19,703 | 19,576 | 11,027 |
| Accounts payable related companies | 1,538 | 2,350 | 1,369 |
| Accumulated expenses payable and others | 742 | 1,270 | 1,736 |
| | 21,983 | 23,196 | 15,427 |

**b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.**

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the entries of depreciation of fixed assets and amortization of deferred charges and added value of investments.



**c) In addition to the original cost of inventories, fixed assets and investments separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

**d) Types of exchange used to convert balances into foreign currency.**

Transactions in foreign currency are registered at the current exchange rate at the date of the operation. Balances in foreign currency had been registered at the following exchange rates:

At the closure at December 31, 2004: Bs. 1,920.00 * US$

At the closure at December 31, 2005: Bs. 2,150.00 * US$

At the closure at June 30, 2006: Bs. 2,150.00 * US$

**e) The amount of earnings or losses as per exchange fluctuation**

For the term between 01-01-06 to 06-30-06 and for the years 2005 and 2004 the exchange income or loss stated in thousand bolivars is as follows:

| June 30, 2006 | December 31, 2005 | December 31, 2004 |
|---|---|---|
| Exchange difference | Exchange income | Exchange difference |
| 50,735 | 3,565,400 | 2,954,693 |

**f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.**

At June 30, 2006 and at December 31, 2005 there are no deferred charges and at December 31, 2004 deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,001 million, net of the accumulated amortization amounting to Bs. 407.3 million which are redeemed in a period of twenty (20) years.

**g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.**



Property, plant and equipment are presented at the attributed cost less depreciation and any acknowledged loss for deterioration of the value. Depreciation is calculated based on the straight-line method on the remaining useful life estimated by the Company and technical studies supported by independent experts.

Replacements or renewal of full items that increase the useful life of assets in discussion, or their financial capacity, are accounted as higher number of assets with the further withdrawal of items replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to results as they are incurred in.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets as follows, understanding that the land lots on which buildings and other constructions are built have an indefinite useful life and, therefore, are not subject to depreciation:

| | Years |
|---|---|
| Buildings | 10-30 |
| Machinery and equipment | 7-20 |
| Automotive vehicles | 3-6 |
| Fitting and furniture and others | 3-5 |

For the period from 1/1/06 and 6/30/06 and for the years 2005 and 2004 the charge for the concept of depreciation expenses of the fixed assets stated in thousand bolivars is the following:

| June 30, 2006 | December 31, 2005 | December 31, 2004 |
|---|---|---|
| 11,610,807 | 22,299,074 | 21,584,495 |

Balances stated in constant bolivars.

**h) Any other commitment and transactions in foreign currency.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

**3.3. Financial relations**



| INDICATOR | Closure at 6/30/06 | Closure at 12/31/05 | Closure at 12/31/04 |
|---|---|---|---|
| AC/ PC | 1.39 | 1.34 | 1.68 |
| Efect./ PC | 0.19 | 0.12 | 0.27 |
| PC/ Pat. | 0.31 | 0.32 | 0.19 |
| PC/ Pat | 0.45 | 0.46 | 0.35 |

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

**3.4. Reports by the Risk Classifying Companies**

**4. SUPPLEMENTARY INFORMATION**

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35



FAX: 901.23.17 ---------------------------------------------------------------------------------------------------

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX


| | | Page |
|---|---|---|
| 1 | **BASIC INFORMATION ABOUT THE ISSUANCE** | **2** |
| | 1.1 Type of document | 2 |
| | 1.2 Authorized Amount, to circulate | 2 |
| | 1.3 Issues | 2 |
| | 1.4 Terms | 2 |
| | 1.5 Price to the Public | 3 |
| | 1.6 Placement | 3 |
| | 1.7 Interests or yielding | 3 |
| | 1.8 Custody of Stocks | 4 |
| | 1.9 Common Representative of Commercial Papers Holders | 4 |
| | 1.10 Secondary Market | 4 |
| | 1.11 Payment of Bonds | 4 |
| | 1.12 Use of Funds | 4 |
| | 1.13 Risk Classification | 5 |
| 2 | **INFORMATION ABOUT THE ISSUING ENTITY AND ITS SHAREHOLDERS** | **5** |
| | 2.1 Name, Main Activity, Domicile and Duration: | 5 |
| | 2.2 Information of Registry | 7 |
| | 2.3 Managerial and Executive Personnel | 7 |
| | 2.4 External Statutory Auditors and Auditors | 13 |
| | 2.5 Main Shareholders | 14 |
| | 2.6 Subsidiary Companies and Affiliates | 14 |
| | 2.7 Share Capital | 15 |
| | 2.8 Establishment and Historical Evolution | 16 |
| | 2.9 Company Position in the Market | 20 |
| | 2.10 Fringe Benefit of the Issuance | 21 |




2.11 Evolution of Share Capital 22

**3 FINANCIAL INFORMATION** **23**

3.1 Consolidated Financial Statements audited by Independent Certified Public Accountants at December 31, 2005 and 2004 23

3.2 Non Audited Consolidated Financial Statements (Interims) at June 30, 2006 80

3.3 Financial Relations 130

3.4 Report by Risk Classification Companies 131

**4. SUPPLEMENTARY INFORMATION** **134**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER 2006

Maximum authorized amount Bs.15,000,000,000.00

Coordinator:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.-------------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 16, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE SIX MONTH TERM ENDED AT JUNE 30, 2006 AND FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital stock | Accrued result from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries | Undistributed | Non realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2003 | 69.632.690 | - | 6.963.269 | 119.593.551 | 208.758.395 | - | 404.947.905 |
| Reasonable value of investments available for sale | - | - | - | - | - | 156.935 | 156.935 |
| Result from translation | - | 28.224 | - | - | - | - | 28.224 |
| Losses directly recognized on equity | - | 28.224 | - | - | - | 156.935 | 185.159 |
| Net income for the year | - | - | - | - | 53.687.062 | - | 53.687.062 |
| Total earnings and losses recognized for the year | - | 28.224 | - | - | 53.687.062 | 156.935 | 53.872.221 |
| Decreed dividends | - | - | - | - | (25.234.103) | - | (25.234.103) |
| BALANCES AT DECEMBER 31, 2004 | 69.632.690 | 28.224 | 6.963.269 | 119.593.551 | 237.211.354 | 156.935 | 433.586.023 |
| Reasonable value of investments available for sale | - | - | - | - | - | (1.156.123) | (1.156.123) |
| Result from translation | - | 178.084 | - | - | - | | 178.084 |
| Losses directly recognized on equity | - | 178.084 | - | - | - | (1.156.123) | (978.039) |
| Net income for the year | - | - | - | - | 35.838.263 | - | 35.838.263 |
| Total earnings and losses recognized for the year | - | 178.084 | - | - | 35.838.263 | (1.156.123) | 34.860.224 |
| Decreed dividends | - | - | - | - | (45.880.188) | - | (45.880.188) |
| BALANCES AT DECEMBER 31, 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |
| Net income for the year | - | - | - | - | 16.479.474 | - | 16.479.474 |
| Total earnings and losses recognized for the year | - | - | - | - | 16.479.474 | - | 16.479.474 |
| Realization of results of investments available for sale | - | - | - | - | - | 779.641 | 779.641 |
| Decreed dividends | - | - | - | - | (27.528.113) | - | (27.528.113) |
| BALANCES AT JUNE 30, 2006 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 216.120.790 | (219.547) | 428.776.535 |

See notes to the consolidated financial statements.



MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

| | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|
| | Capital stock | Accrued result from translation of subsidiary and joint business | Legal Reserve | Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries | Undistributed | Non realization of results from investments | Total Equity |
| BALANCES AT DECEMBER 31, 2003 | 69.632.690 | - | 6.963.269 | 119.593.551 | 208.758.395 | - | 404.947.905 |
| Reasonable value of investments available for sale | - | - | - | - | - | 156.935 | 156.935 |
| Result from translation | - | 28.224 | - | - | - | - | 28.224 |
| Losses directly recognized on equity | - | 28.224 | - | - | - | 156.935 | 185.159 |
| Net income for the year | - | - | - | - | 53.687.062 | - | 53.687.062 |
| Total earnings and losses recognized for the year | - | 28.224 | - | - | 53.687.062 | 156.935 | 53.872.221 |
| Decreed dividends | - | - | - | - | (25.234.103) | - | (25.234.103) |
| BALANCES AT DECEMBER 31, 2004 | 69.632.690 | 28.224 | 6.963.269 | 119.593.551 | 237.211.354 | 156.935 | 433.586.023 |
| Reasonable value of investments available for sale | - | - | - | - | - | (1.156.123) | (1.156.123) |
| Result from translation | - | 178.084 | - | - | - | | 178.084 |
| Losses directly recognized on equity | - | 178.084 | - | - | - | (1.156.123) | (978.039) |
| Net income for the year | - | - | - | - | 35.838.263 | - | 35.838.263 |
| Total earnings and losses recognized for the year | - | 178.084 | - | - | 35.838.263 | (1.156.123) | 34.860.224 |
| Decreed dividends | - | - | - | - | (45.880.188) | - | (45.880.188) |
| BALANCES AT DECEMBER 31, 2005 | 69.632.690 | 206.308 | 6.963.269 | 119.593.551 | 227.169.429 | (999.188) | 422.566.059 |

See notes to the consolidated financial statements.

